Ref: PGC/ltop/adr090804

04036314

GUS

GUS plc
GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

9 August 2004

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SEC MAIL PROCESSING RECEIVED AUG 18 2004 WASH. D.C. 181 SECTION

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 1 April to 5 August together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Enc.

BEST AVAILABLE COPY

8/18

SCHEDULE OF DOCUMENTS ISSUED
1 APRIL 2004 TO 5 AUGUST 2004

COMPANIES HOUSE FILINGS		
5 April 2004	-	Change in registered office
6 April 2004	-	Forms 88(2) re allotment of shares *
27 April 2004	-	Forms 88(2) re allotment of shares *
24 May 2004	-	Forms 88(2) re allotment of shares *
1 June 2004	-	Forms 88(2) re allotment of shares *
10 June 2004	-	Forms 88(2) re allotment of shares *
11 June 2004	-	Forms 88(2) re allotment of shares *
2 July 2004	-	Forms 88(2) re allotment of shares *
19 July 2004	-	Forms 88(2) re allotment of shares *
21 July 2004	-	AGM resolutions
22 July 2004	-	Annual Report and Financial Statements 2004 and Shareholder Circular 2004
23 July 2004	-	Forms 88(2) re allotment of shares *
2 August 2004	-	Purchase of own shares
3 August 2004	-	Change of directors

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
14 April 2004	-	Burberry Group PLC Second Half Trading Update
15 April 2004	-	GUS PLC Trading Statement
19 April 2004	-	Burberry Group PLC Board Changes
21 April 2004	-	Blocklisting Interim Review
4 May 2004	-	GUS PLC Additional Listing **
6 May 2004	-	GUS PLC Additional Listing **
7 May 2004	-	GUS PLC Additional Listing **
10 May 2004	-	GUS PLC Additional Listing **
12 May 2004	-	GUS PLC Additional Listing **
14 May 2004	-	GUS PLC Additional Listing **
14 May 2004	-	GUS PLC Additional Listing **
18 May 2004	-	GUS PLC Additional Listing **
19 May 2004	-	GUS PLC Additional Listing **
20 May 2004	-	GUS PLC Additional Listing **
20 May 2004	-	GUS PLC Holding(s) in Company
21 May 2004	-	GUS PLC Additional Listing **
24 May 2004	-	Burberry Group PLC Final Results (see Annual Report)
25 May 2004	-	GUS PLC Final Results
25 May 2004	-	GUS PLC Directorate Change
26 May 2004	-	GUS PLC Director Shareholding
1 June 2004	-	GUS PLC Director Shareholding
2 June 2004	-	GUS PLC Director Shareholding
9 June 2004	-	GUS PLC Holding(s) in Company

14 June 2004	-	GUS PLC Director Shareholding
14 June 2004	-	GUS PLC Director Shareholding
16 June 2004	-	GUS PLC Additional Listing **
17 June 2004	-	GUS PLC Additional Listing **
18 June 2004	-	GUS PLC Additional Listing **
21 June 2004	-	GUS PLC Purchase of Own Securities
21 June 2004	-	GUS PLC Additional Listing **
21 June 2004	-	GUS plc Annual Report and Financial Statement 2004; Annual Review and Summary Financial Statement 2004; Notice of Annual General Meeting 2004 and Form of Proxy
22 June 2004	-	GUS PLC Additional Listing **
23 June 2004	-	GUS PLC Additional Listing **
24 June 2004	-	GUS PLC Additional Listing **
25 June 2004	-	GUS PLC Additional Listing **
28 June 2004	-	GUS PLC Additional Listing **
29 June 2004	-	GUS PLC Additional Listing **
29 June 2004	-	GUS PLC Transaction in Own Shares
30 June 2004	-	GUS PLC Additional Listing **
30 June 2004	-	GUS PLC Transaction in Own Shares
1 July 2004	-	GUS PLC Additional Listing **
2 July 2004	-	GUS PLC Additional Listing **
5 July 2004	-	GUS PLC Additional Listing **
6 July 2004	-	GUS PLC Additional Listing **
7 July 2004	-	GUS PLC Additional Listing **
8 July 2004	-	GUS PLC Additional Listing **
9 July 2004	-	GUS PLC Additional Listing **
9 July 2004	-	GUS PLC Holding(s) in Company
12 July 2004	-	GUS PLC Additional Listing **

13 July 2004	-	GUS PLC Additional Listing **
21 July 2004	-	GUS PLC Trading Statement
21 July 2004	-	GUS PLC Board of Directors
22 July 2004	-	GUS PLC Director Shareholding
23 July 2004	-	GUS PLC Transaction in Own Shares
26 July 2004	-	GUS PLC Blocklisting Interim Review
27 July 2004	-	GUS PLC Transaction in Own Shares
30 July 2004	-	GUS PLC Holding(s) in Company
4 August 2004	-	GUS PLC Holding(s) in Company
6 August 2004	-	GUS PLC Holding(s) in Company

** copies available on request.

PAUL COOPER
5 AUGUST 2004

82 5017

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.ro04

5 April 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Change of registered office

I attach form 287 in connection with a change in the address of the Company's registered office.

Yours faithfully

Paul Cooper

Assistant Company Secretary

person may validly serve

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day* 25	*Month* 03	*Year* 2004	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	39		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Address 5 Park View

Tickford Street

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address: 20 Moorgate LONDON UK Postcode: EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,652
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,652

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 6 APRIL 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/6217 Tel: 0161 273 8282
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Wendi L Keeling Address 7 Upwood Road Lowton Warrington Cheshire UK Postcode WA3 2RL	Class of shares allotted Ordinary	Number allotted 921
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 6 April 2004

A ~~director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 31,940
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 31,940

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Morris Date 6 April 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/E6136 Tel: 0161 273 8282
DX number DX exchange

ʼlames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,721
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,721

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

gned Dana Morris **Date** 6 APRIL 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, lephone number and, if available, DX number and Exchange of the ›rson Companies House should ›ntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/HB/6052 Tel: 0161 273 8282
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Norma Brookes Address 24 Grasmere Terrace Columbia Village Washington Tyne and Wear UK Postcode NE38 7LP	Class of shares allotted Ordinary	Number allotted 73
Name Mr Michael John Clark Address 23 Alder Avenue Silcoates Park Wakefield West Yorkshire UK Postcode WF2 0TZ	Class of shares allotted Ordinary	Number allotted 95
Name Mr William Hislop Address California House Gravelly Lane Fiskerton Southwell Nottinghamshire UK Postcode NG25 0UW	Class of shares allotted Ordinary	Number allotted 2,375
Name Ms Mary McBride Address 1 Amberley Walk Kingsmead Milton Keynes Buckinghamshire UK Postcode MK4 4AX	Class of shares allotted Ordinary	Number allotted 826
Name Mr Michael David Wrigley Address 27 Main Road Ravenshead Nottinghamshire UK Postcode NG15 9GH	Class of shares allotted Ordinary	Number allotted 475

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morgan **Date** 6 APRIL 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr P G Cooper GUS plc Universal House
Devonshire Street
Manchester M60 1XA
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 9,981
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,981

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Mains **Date** 6 APRIL 2004

A director / secretary / ~~administrator~~ / administrative ~~receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC./HB/6016 Tel: 0161 273 8282

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13178	13245	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£6.5300	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Ordinary	26423
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	26423

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Morris **Date** 27 April 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,

Devonshire House, Manchester, M60 1XA

ESP-EXEC./GB6406 Tel: ~~0161 273 8282~~ 0870 836 4064

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 14,987
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,987

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Mayes **Date** 27 April 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/6421 Tel: ~~0161 273 828~~ 0870 936 4064
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	43,392
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	43,392
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed David Morris **Date** 27 April 2004

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./HB/6496 Tel: ~~0161 273 828~~ 0870 830 4064
DX number DX exchange

Companies house receipt date barcode

This form has been provided free of

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Patricia Furlong Address 40 Mead Avenue Leyland Preston Lancashire UK Postcode PR25 3FH	Class of shares allotted Ordinary	Number allotted 195
Name Mr Allan Edward Oliver Address 24 Braybrooke Basildon Essex UK Postcode SS14 2AF	Class of shares allotted Ordinary	Number allotted 2,446
Name Mr Michael Roberts Address Hillside View Dan – y - Lan Maescycoed Pontypridd Mid-Glamorgan UK Postcode CF37 1ES	Class of shares allotted Ordinary	Number allotted 1,428
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Morris **Date** 27 Mar 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc Universal House (Mr Paul Cooper)
Devonshire Street
Manchester M60 1XA
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,415
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,415

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed David Morris **Date** 27 April 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./VAM/6520 Tel: ~~0161 273 8282~~ 0870 336 4044
DX number DX exchange

82 5017 fc

GUS

Ref: chcorres.pgc.roc88(2)s

24 May 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 16,957
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 16,957

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned David Morris **Date** 15 May 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, ·lephone number and, if available, DX number and Exchange of the ɜrson Companies House should ɔntact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/E6618 Tel: ~~0161 273 8282~~ 0870 836 4064
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed See continuation sheet David Davies Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SJK/E6734 Tel: 0161 273 8282
DX number DX exchange

the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 87,924
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 87,924

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed David Morris Date 15 May 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Ɂlease give the name, address, elephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./SJK/E6734 Tel: ~~0161 273 8282~~ 0870 836 4064
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ms Angela Robbins	Class of shares Allotted	Number allotted
Address 125 Belmont Park, Raheny, Dublin 5 Ireland	ORDINARY	160

Shareholder details	Shares and share class allotted	
Name Mr David Kelly	Class of shares Allotted	Number allotted
Address 4 Botanic Mews, Glasnevin, Co Dublin Ireland	ORDINARY	804

Shareholder details	Shares and share class allotted	
Name Mr James Marmion	Class of shares Allotted	Number allotted
Address 31 Lorcan Crescent, Santry, Dublin 9 Ireland	ORDINARY	522

Shareholder details	Shares and share class allotted	
Name Ms.Bernadette Reddy	Class of shares Allotted	Number allotted
Address 283 The Meadows West, Belgard, Dublin 24 Ireland	ORDINARY	804

Shareholder details	Shares and share class allotted	
Name Ms Christine Corr	Class of shares Allotted	Number allotted
Address 29 Grange Park Grove, Raheny, Dublin 5 Ireland	ORDINARY	1206

Shareholder details	Shares and share class allotted	
Name Mr Karl Coventry	Class of shares Allotted	Number allotted
Address 13 Ashwood Park, Clondalkin, Dublin 22, Ireland	ORDINARY	2010

Shareholder details	Shares and share class allotted	
Name Mr William Reddy	Class of shares Allotted	Number allotted
Address 283 The Meadows West, Belgard, Dublin 24, Ireland	ORDINARY	2010

Shareholder details	Shares and share class allotted	
Name Mr.Tom Roche	Class of shares Allotted	Number allotted
Address 66 Millview Lawns, Malahide, Co Dublin, Ireland	ORDINARY	281

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed David Mares **Date** 15 May 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3309 Tel 0~~161 277 4064~~ 0870 836 4064

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name Mr Mark Murphy Address 36 The Old Forge, Haydens Lane, Lucan South, Dublin, Eire	ORDINARY	321

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name Mr Sean Thompson Address 51 Maple Toft Close, Prosperous Naas, Co Kildare, Eire	ORDINARY	1608

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name Address		

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name Address		

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed David Morris **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3309

Tel 0~~161 277~~ 4064
0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,711	912	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Please see attached list	Class of shares allotted	Number allotted
Address		Ordinary	4,623
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed David Morris Date 15 May 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~*

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc Universal House (Mr Paul Cooper)
Devonshire Street
Manchester M60 1XA

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Miss.Helen Bernadette Reilly	Class of shares Allotted	Number allotted
Address 6 Seabury Downs, Malahide, County Dublin, Eire	ORDINARY	804

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed David Morris **Date** 15 May 2004

A di~~rector~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3309 Tel ~~0161 277 4064~~ 0870 836 4064

DX number DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Mr Ronald Edward Eagle Address: 8 Beaumaris Drive, Burton Pastures, Gedling, Nottinghamshire UK Postcode NG4 2RA	Ordinary	2,057
Name: Mrs Carol Ann Gibson Address: 42 Moss Lane, Alderley Edge, Cheshire UK Postcode SK9 7HW	Ordinary	718
Name: Mrs Marilyn Jill Paston Address: 81 Gibbwin, Great Linford, Buckinghamshire UK Postcode MK14 5DN	Ordinary	1,020
Name: Miss Heather Pierce Address: 19 South Close, Long Buckby, Northamptonshire UK Postcode NN6 7PX	Ordinary	201
Name: Address: UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Laura Mayes **Date** 1 Sept 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc Universal House (Mr Paul Cooper)
Devonshire Street
Manchester M60 1XA

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	160		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Barry McEvoy Address Gleann Fuinnseoige, Raha, Oughterard, Co Galway, Eire	Class of shares Allotted ORDINARY	Number allotted 160

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address	20 Moorgate	Ordinary	28,269
	LONDON		
UK Postcode	EC2R 6DA		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1 See Sheet 2

Signed See Continuation Sheet **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./JW/7117 Tel: 0161 273 8282
DX number DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	5,703
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	33,972
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 4 See Sheet

Signed [signature] **Date** 11 Sept 2004

A ~~director~~ / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./JW/7117 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,985	32,490	22,971
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£5.5400	£6.5300

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1 See Sheet 2

Signed ______________ **Date** 11 June 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./RH/7132 Tel: 0161 273 828
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFP083

Company Number 146575

Company name in full GUS plc

Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box.*)	27	05	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	28,127		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (*including any share premium*)	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.*)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 91,573
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 91,573

Please enter the number of continuation sheet(s) (if any) attached to this form : See sheet

Signed [signature] **Date** 11 June 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./RH/7132 Tel: 0161 273 828
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	05	2004	01	06	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,400	19,585	3,924
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	£6.5300

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 58,094
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **58,094**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 11 June 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./AM7180 Tel: 0161 273 828
DX number DX exchange

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : See sheet 1

Signed [signature] **Date** 11 Aug 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./AM7180 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	28	05	2004	01	06	2004

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,185		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Nicholas Hall Address The Old Barn Bowden Head Chapel-en-le-Frith High Peak Derbyshire UK Postcode SK23 0QP	Class of shares allotted Ordinary	Number allotted 595
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11 June 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc Universal House (Mr Paul Cooper)
Devonshire Street
Manchester M60 1XA
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,500**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11 June 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./AM7217 Tel: 0161 273 828
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5857	5847	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 11704
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11704

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 11 June 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC./7242 Tel: 0161 273 8282
DX number DX exchange

GUS Plc
Allotment 1 - 4th May 2004
2001 3 Year - Option Price £3.84

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Allotted
MRS	JUDITH	ADAMS	30 FALCONERS CLOSE	DAVENTRY	NORTHANTS			NN11 5PR	605
MR	DENNIS JULIAN	ADAMSON	9 MILFORD DRIVE	BAKERSFIELD	NOTTINGHAM			NG3 7HB	242
MR	STAVROS STAVROU	AGATHOKLI	6 PETTINGREW CLOSE	WALNUT TREE	MILTON KEYNES			MK7 7LL	504
MRS	LESLEY	AGER	36 SCOTT ROAD	GRAVESEND	KENT			DA12 5TS	100
MR	M	AGUIRREBURALDE	24 SAVICK ROAD	FULWOOD	PRESTON			PR2 3QP	504
MR	MOHAMMED ARAFATH	AHMED	FLAT 7	31 SUTHERLAND AVENUE	LONDON			W9 2HE	504
MRS	DEBORAH ANNE	AIREY	144 OLD STREET	HILLHEAD	FAREHAM			PO14 3HQ	1009
MRS	TERESA	ALBORETO	40 TYLNEY ROAD	BROMLEY	KENT			BR1 2SH	504
MR	JONATHAN M	ALEXANDER	34 WINCHESTER STREET	SHERWOOD	NOTTINGHAM			NG5 4AJ	2018
MR	M	ALI	96 PLASHET ROAD	PLAISTOW	LONDON			E13 0RQ	2522
MRS	GLENIS	ALLAN	58 HAREWOOD ROAD	KEIGHLEY	WEST YORKS				100
MRS	PRISCILLA TRACEY	ALLARD	48 BOSCOMBE GROVE ROAD	BOSCOMBE	BOURNEMOUTH	DORSET		BH1 4PD	141
MRS	MICHELLE LOUISE	ALLDREAD	1 TAWNY WAY	HEATHERTON VILLAGE	LITTLEOVER	DERBY		DE23 3XG	504
MR	MATTHEW J	ALLEN	3 ETON GROVE	WOLLATON PARK	NOTTINGHAM			NG8 1FT	252
MR	WILLIAM	ALLEN	38 CHERITON DRIVE	ILKESTON	DERBYSHIRE			DE7 9HP	2522
MS	KATHLEEN	ALLEN	17 JAVINGTON WAY	LEE	LONDON			SE12 9NF	1009
MRS	DIANA ELIZABETH	ALLSOP	11 MEADOW CLOSE	FARMOOR	OXON			OX2 9PA	100
MISS	LOUISE	ALLSOPP	42 SELWORTHY DRIVE	HILLCROFT PARK	STAFFORD			ST17 0PW	252
MR	MARK	ANDREW	55 CASHFORD GATE	TAUNTON	SOMERSET			TA2 8QB	2522
MRS	CLARE SAMANTHA	ANTCLIFF	25 DALE ROAD	KEYWORTH	NOTTINGHAMSHIRE			NG12 5HS	2522
MRS	SUSAN MARGARET	ANTCLIFFE	SCHOOL BUNGALOW	LEEDS ROAD	ALLERTON BYWATER	CASTLEFORD		WF10 2DR	605
MRS	GILLIAN	ARMITAGE	THE LAURELS	2 NOTTINGHAM ROAD	RADCLIFFE-ON-TRENT			NG12 2BT	756
MR	NICK	ARMITAGE	2 RECTORY COURT	WEST BRIDGFORD	NOTTINGHAM			NG2 6BS	1009
MR	S	ASMAL	133 OXFORD STREET	FRENCHWOOD	PRESTON			PR1 3QY	1009
MR	JOSEPH	ASTLEY	30 OSBOURNE WALK	RADCLIFFE	MANCHESTER			M26 3RR	504
MR	COLIN	ATTENBORROW	10 COLTS CLOSE	BURBAGE	HINCKLEY	LEICESTERSHIRE		LE10 2HH	807
MR	ADRIAN WILLIAM	AXTELL	14 ABEL CLOSE	HEMEL HEMPSTEAD	HERTS			HP2 4BL	1513
MR	ROBERT JOHN	BABER	22 SOUTHERN LEA	BURNHAM-ON-SEA	SOMERSET			TA8 2ER	655
MR	GEORGE	BABIC	35 SWINBURNE STREET	DERBY				DE1 2HL	1513
MR	AFZAL AHMED	BAHAR	215 PORTLAND CRESCENT	STANMORE	MIDDX			HA7 1LP	2522
MRS	KERRY JAYNE	BAKER	APARTMENT 23	WILLIAM BANCROFT BUILDINGS	RODEN STREET	NOTTINGHAM	NOTTINGHAMSHIRE	NG3 1GH	2522
MR	DAVID JOHN	BALL	15 WOODBURY RISE	GREAT GLEN				LE8 9ER	605
MISS	HEATHER LOUISE	BARKS	205 BEECHDALE ROAD	ASPLEY	NOTTINGHAM			NG8 3EZ	1009
MRS	SUSAN	BARLOW	59 CHURCH MEADOW	UNSWORTH	BURY	LANCS		BL9 8JF	302
MRS	CAROLINE	BARLOW	17 AYLANDS ROAD	FREEZYWATER	ENFIELD	MIDDLESEX		EN3 6PW	201
MISS	JANET	BARNES	12 NUN STREET	LANCASTER				LA1 3PJ	1210
MISS	KERRY MAY	BARRATT	62 EDNASTON ROAD	DUNKIRK	NOTTINGHAM			NG7 2JF	201
MR	PAUL JAMES	BARRETT	23 HIGH MEAD	WOOTTON BASSETT	SWINDON			SN4 8LW	2522
MISS	CLAIRE FIONA	BARROWS	42 BASFORD ROAD	BASFORD	NOTTINGHAM			NG6 0JN	504
MR	JOSEF	BARSBY	323 BEDWORTH ROAD	LONGFORD	COVENTRY			CV12 8BY	403
MS	TRACEY	BARTLE	4 GREGORY AVENUE	BREASTON	DERBY	DERBYSHIRE		DE72 3DJ	121
MISS	E A	BARTON	52 BENDEMEER ROAD	LONDON				SW15 1JU	504
MR	PERVEZ	BASHIR	48 ST MICHAELS RD	NORTHAMPTON				NN1 3JU	1009
MRS	MARIE ANNIE	BASTIANI	32 CRAVEN CLOSE	CRAVEN WALK	LONDON			N16 6BP	1513
MR	MARK JEFFREY	BATTISSON	19 ST ALBANS CLOSE	LONG EATON	NOTTINGHAM			NG10 1QB	1513
MRS	HELEN SANDRA	BAUGH	23 COTTAGE AVENUE	WHATTON	NOTTINGHAM			NG13 9FS	504
MRS	BEVERLEY	BAYLISS	37 NORBURY AVE	MATSON	GLOUCESTER			GL4 6AF	252
MR	CHARLES MATTHEW	BEAUMONT	6 KERSALL GARDENS	HUCKNALL	NOTTINGHAM			NG15 7UN	1513
MR	IAN NIGEL	BEAVIS	14 SHIRLEY ROAD	WALSGRAVEEND	COVENTRY			CV2 2EN	403
MR	JEREMY VERGIL	BECK	27 WILLOW ROAD	WEST BRIDGFORD	NOTTINGHAM			NG2 7AY	100
MRS	SUSAN	BECK	APARTMENT 625	1420 W MCDERMATT DRIVE	ALLEN	TEXAS 75013	USA		605
MRS	ELIZABETH ANNE	BECKFORD	63 NORCOT ROAD	TILEHURST	READING			RG30 6BP	1009
MR	PHILIP	BEDFORD	3 THORNE CLOSE	NORMANTON	WEST YORKS			WF6 1PD	605
MRS	YVETTE MARIA	BEES	15 NINIAN STREET	TREHERBERT	RHONDDA CYNON TAFF			CF42 5RD	201
MR	ASHLEY MARTIN	BELDHAM	28 SEYMOUR ROAD	BURTON ON THE WOLDS	LEICESTERSHIRE			LE12 5AH	1009
MRS	LINDA	BELL	39 HILLCREST ROAD	TOWNVILLE	CASTLEFORD	W YORKS			605

MRS	JOANNE	BELL	10 LONGLEAT COURT	GREAT HOLM	MILTON KEYNES			MK8 9HD	2522
MRS	MARIA	BENCSICS	53 PURLEY OAKS ROAD	SOUTH CROYDON	SURREY			CR2 0NX	2522
MR	KEITH	BENNETT	HOLMOAK	83 BARTON COURT AVENUE	BARTON ON SEA	NEW MILTON		BH25 7ET	2522
MRS	ELIZABETH ANN	BENNETT	148 LANGLEY RD	LANGLEY	BERKS			SL3 7TG	252
MISS	LARA AMANDA	BERRY	10 BALMORAL AVENUE	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE		NG2 7QU	201
MRS	SHARON JANE	BESSELL	130 NEWPORT ROAD	NEW BRADWELL	MILTON KEYNES			MK13 0AA	1009
MISS	JENNY	BETHELL	4 WEST END VILLAS	RADCLIFFE ON TRENT	NOTTINGHAM			NG12 2BD	504
MISS	JAN	BEVAN	31 WHARF ROAD	ASH VALE	ALDDERSHOT			GU12 5AY	605
MR	JAGJIT SINGH	BHATTEL	129 CAMBRIDGE ROAD	SEVEN KINGS	ILFORD	ESSEX		IG3 8LZ	2522
MR	RICHARD JAMES	BILLINGTON	25 HANSOM ROAD	HINCKLEY				LE10 1LL	1009
MR	SIMON	BIRCH	STONEWALL COTTAGE	16 CHAPEL LANE	WYMONDHAM	MELTON MOWBRAY	LEICESTERSHIRE	LE14 2AA	403
MR	JOHN	BIRD	24 LYNDEN AVENUE	ADWICK LE STREET	DONCASTER			DN6 7DG	504
MR	CHRISTOPHER DAMIEN	BIRNEY	22 WINDERMERE CLOSE	GAMSTON	NOTTINGHAM			NG2 6PQ	504
MRS	BOZENA ELZBIETA	BIRT	25 CHARTFIELD AVE	LONDON				SW15 6DZ	2522
MR	JOHN	BISHOP	12 HOLBECHE CRESCENT	FILLONGLEY	COVENTRY			CV7 8ES	403
MISS	JAYNE NATALIE	BLACKABY	263 CAVENDISH ROAD	CARLTON	NOTTINGHAM			NG4 3SA	504
MRS	C A	BLACKBURN	7 HOLYWELL GARDENS	CASTLEFORD				WF10 4RX	2421
MR	JAMES	BLACKER	123 EAST AVENUE	SOUTH ELMSALL	PONTEFRACT	W YORKS		WF9 2DH	807
MR	CHRISTOPHER GERALD	BLOOD	3 FAIRFIELDS DRIVE	PRIORY WOODS	RAVENSHEAD			NG15 9HR	504
MR	EDGAR RAYMOND	BLUM	'LORELEI' KINGDOM LANE	NORTON FITZWARREN	TAUNTON	SOMERSET		TA2 6QP	1009
MRS	JULIE	BONQUET	6 CLARE AVENUE	DAVENTRY	NORTHANTS			NN11 5DD	100
MRS	KAREN	BOOTH	22 CHILTERN ROAD	DAVENTRY	NORTHANTS			NN11 5SS	403
MS	JUDITH ANN	BORLAND	41B CHILTERN AVENUE	BEDFORD	BEDS			MK41 9EQ	50
MR	ANDREW D	BOSTOCK	1 TRIUMPH ROAD	EAKRING	NEWARK	NOTTINGHAMSHIRE		NG22 0DR	1009
MRS	LINDA	BOSWORTH	133 ROLLESTON DRIVE	ARNOLD	NOTTS			NG5 7JG	2522
MISS	SALLY ANNE	BOTSFORD	175 CANTERBURY RD	FOLKESTONE	KENT			CT19 5PA	201
MR	NEIL DAVID	BOULTER	20 ROWE LEYES FURLONG	ROTHLEY	LEICESTERSHIRE			LE7 7LS	2522
MR	IAN NICHOLAS	BOURNE	BYRNECROFT 2 SHER	SINGH COURT NICHOLAS ROAD	BEESTON			NG9 3LP	2018
MRS	KATHLEEN EILEEN	BOWEN	12 GLYNMEIRCH ROAD	TREBANOS	SWANSEA			SA8 4AP	504
MR	DAVID	BOWER	65 CADMAN ROAD	BRIDLINGTON				YO16 6YZ	201
MRS	ALISON JANE	BOWLER	MEADOW BARN	GREAVES LANE	EDINGLEY	NEWARK		NG22 8BL	2522
MR	ANTHONY ERNEST	BOYES	23 EASTBOURNE SQUARE	CARLEY HILL	SUNDERLAND	TYNE & WEAR		SR5 2QL	151
MRS	S	BRACEWELL	107 HOLYWELL LANE	GLASS HOUGHTON	CASTLEFORD	WEST YORKSHIRE		WF10 4QZ	403
MR	ANDREW JAMES	BRADBURY	4 MANOR GARDENS	FARTHINGSTONE	TOWCESTER	NORTHANTS		NN12 8EZ	1009
MR	PAUL BENJAMIN	BRADLEY	40 EASTWOOD ROAD	KIMBERLEY	NOTTINGHAMSHIRE			NG16 2HZ	756
MRS	DEBORAH	BRAGG	12 WELLINGTON AVE	EDMONTON	LONDON			N9 0RP	252
MR	JOHN MICHAEL	BRAITHWAITE	10 THE THRESHING HOUSE	PIREHILL GRANGE	GREEN LANE	WHITGREAVE		ST18 9RY	1009
MR	DARREN NORMAN	BRAMALL	23 MEADOW ROAD	RETTENDON COMMON	CHELMSFORD	ESSEX		CM3 8DU	201
MR	DAVID RICHARD	BRAND	30 RICKLING	VANGE	BASILDON	ESSEX		SS16 4LL	1009
MR	GARY ANTHONY	BREETON	15 HANNAH CRESCENT	WILFORD VILLAGE	NOTTINGHAM			NG11 7ER	2018
MRS	S	BRENNAN	4 HAVARD CLOSE	WATERS EDGE	RUNCORN CHESHIRE	WA7 6NU		WA7 6NU	10
MRS	GILLIAN MARY	BRETTON	25 SUTHERLAND DRIVE	GUNTON LOWESTOFT	SUFFOLK			NR32 4LP	201
MS	JANE	BRIDGEWATER	124 HAYCROFT STREET	GRIMSBY				DN31 2EB	10
MRS	DEBBIE	BROGAN	40 SKELMERSDALE ROAD	CLACTON ON SEA	ESSEX			CO15 6EP	47
MRS	JENNIFER	BROMWICH	44 LANDSEER AVENUE	WARRINGTON	CHESHIRE			WA4 6DJ	75
MRS	CAROL HEATHER	BROPHY	83 HASLEMERE ROAD	SOUTHSEA	HANTS			PO4 8BE	40
MR	MICHAEL JOHN	BROUGH	13 SCOTT AVENUE	BEESTON	NOTTINGHAM			NG9 1HX	50
MR	ALAN	BROUGHTON	25 BURLEIGH ROAD	WEST BRIDGFORD	NOTTINGHAM			NG2 6FP	126
MR	HOWARD MARTIN	BROWN	32 GREYTHORN DRIVE	WEST BRIDGFORD	NOTTINGHAM			NG2 7GG	151
MR	JONATHAN JAMES	BROWN	67 RUNSWICK DRIVE	WOLLATON	NOTTINGHAM			NG8 1JF	100
MR	JOHN LESLIE	BROWN	3 GREENWOOD	WILLAND	CULLOMPTON	DEVON		EX15 2SY	252
MRS	JAYNE ANN	BROWN	17 BROADWATER	BUSHEY PARK	HULL	EAST YORKSHIRE		HU7 3NF	50
MRS	TENZILE	BROWN	139 FAIRFIELD WAY	GREAT ASHBY	STEVENAGE	HERTS		SG1 6BG	100
MISS	SARAH JANE	BRUCE	15 VARDEN AVENUE	LENTON ABBEY	NOTTINGHAM			NG9 2SJ	75
MR	TREVOR	BRUCE	254 SOMERCOATES	LAINDON	BASILDON	ESSEX		SS15 5UE	40
MR	ANDREW PETER	BUCKINGHAM	9 CHESHIRE CLOSE	LUTTERWORTH	LEICESTER			LE17 4YE	252
MRS	ALLYSON	BUCKLEY	29 WHIMBREL DRIVE	THORNTON CLEVELEYS	LANCS			FY5 2LR	40
MR	PAUL	BURDETT	79 BATTALION DRIVE	WOOTTON	NORTHAMPTON	NORTHAMPTONSHIRE		NN4 6RX	252
MR	KEVIN JAMES	BURGESS	2 PANFIELDS	BASILDON	ESSEX			SS15 6QF	40
MR	NEIL DAVID	BURKE	28 MARSHALL DRIVE	BRAMCOTE	BEESTON			NG9 3LD	252
MRS	MANDY	BURLINGTON	36 NORTH ROAD	DARTFORD	KENT			DA1 3NB	100
MRS	JACQUELINE	BURNS	55 FRESHFIELDS	NEWMARKET	SUFFOLK			CB8 0EG	20
MR	STEPHEN JOHN	BURNSIDE	THE OLD FARMHOUSE	BUNNISON LANE	COLSTON BASSETT	NOTTINGHAM		NG12 3FF	252

MRS	S	BURROWS	30 AMPLEFORTH DRIVE	LOSTOCK HALL	PRESTON			PR5 5TE	504
MR	CRAIG ANTHONY	BURROWS	5 CHRISTINE CLOSE	HUCKNALL	NOTTINGHAM			NG15 8BN	504
MISS	JOAN	BURROWS	8 FERNLEY GREEN CLOSE	KNOTTINGLEY	WEST YORKSHIRE			WF11 8DY	2522
MR	KEVIN JOHN	BUSH	LANE HOUSE	HALL FIELDGATE LANE	SHIRLAND			DE55 6AA	1009
MISS	TRACEY	BUSH	4 OSBOURNE CLOSE	WATNALL	NOTTINGHAM	NOTTINGHAMSHIRE		NG16 1LH	302
MR	DARREN	BUXTON	135 BAMFORD ROAD	INKERSALL	CHESTERFIELD			S43 3DE	1009
MRS	MARGARET LOUISE	BUXTON	33 THE CRESENT	STOWMARKET	SUFFOLK			IP14 2AT	1009
MR	D F	BYGRAVE	5 SELWYN AVENUE	LONDON				E4 9LP	201
MR	SEAN SIMON	BYRNE	9A BECKETT GARDENS	WORTHING	WEST SUSSEX			BN13 2BW	201
MR	ALAN	CAMPBELL	14 BICKLEIGH CRESCENT	FURZTON	MILTON KEYNES			MK4 1HN	2018
MRS	LINDA	CARDY	141 BRIDGEMARY ROAD	GOSPORT	HANTS			PO13 0UT	504
MR	MATTHEW BRIAN	CARE	20 LODGE FARM LANE	ARNOLD	NOTTINGHAM			NG5 8HR	2522
MISS	JAYNE ANNE	CARLIN	65 CARDALE ROAD	SNEINTON	NOTTINGHAM			NG3 7BP	403
MR	CHRISTIAN M	CARNEY	24 SANDWELL DRIVE	SALE	CHESHIRE			M33 6JL	201
MR	DAVID GEORGE	CARRINGTON	80 LYNMOUTH CRESCENT	NORTH FURZTON	MILTON KEYNES			MK4 1HD	1009
MRS	SARAH LOUISE	CARTER	20 MARIGOLD CRESCENT	MELTON MOWBRAY	LEICESTERSHIRE			LE13 0FW	100
MR	JAMES MICHAEL	CARTER	90 TOWTHORPE ROAD	HAXBY	YORK			YO32 3NA	100
MRS	ELIZABETH MARY	CASEY	72 WALBROOK AVENUE	SPRINGFIELD	MILTON KEYNES	BUCKS		MK6 3JL	100
MR	LEE BARRIE	CASH	8 EVANS CLOSE	AYLESBURY	BUCKS			HP21 9YA	403
MR	WILLIAM STEPHEN	CATTERALL	47 ST MARYS GARDENS	MELLOR	BLACKBURN			BB2 2JW	1009
MRS	VALERIE ELIZABETH	CHAMBERLAIN	15 WICHNOR CLOSE	CLIFTON GROVE	NOTTINGHAM			NG11 8PE	201
MR	RAVI	CHAMBERS	31 GRAFTON ROAD	BEDFORD				MK40 1DH	968
MR	IAN	CHANCE	14 SNEINTON DALE	NOTTINGHAM				NG2 4HA	302
MRS	MOLINA	CHANDRA	16 CASPIAN CLOSE	WHITLEY	FAREHAM	HANTS		PO15 7BP	353
MR	IAN	CHAPMAN	10 HARGUE PARK LANE	SOUTH KIRKBY	PONTEFRACT			WF9 3SS	2522
MR	ROBERT JAMES	CHAPPELL	FLAT4	155 HEMINGFORD ROAD	BARNSBURY			N1 1BZ	2018
MRS	NATALIE	CHAPPELL	7 DUNKERY BEACON	NORTH FURZTON	MILTON KEYNES	BUCKS		MK4 1HZ	302
MRS	LYNN	CHATT	10 WOLSEY GARDENS	BRADWELL VILLAGE	MILTON KEYNES			MK13 9BH	605
MRS	BARBARA	CHEESBROUGH	14 HEMSBY ROAD	CUTSYKE	CASTLEFORD	W YORKS			2522
MRS	ELIZABETH CAROLINE	CHEESE	9 BRIDGEND AVENUE	SELSTON	NOTTINGHAMSHIRE			NG16 6BE	201
MR	W J	CHELLINGSWORTH	VINE COTTAGE	55 WINDSOR ROAD	GRAVESEND	KENT		DA12 5BW	2522
MR	KARL ANDREW	CHESSELL	47 ADBOLTON GROVE	WEST BRIDGFORD	NOTTINGHAM			NG2 5AR	1513
MISS	BHAVNA	CHOTALIA	54 STANLEY AVENUE	HARBORNE	BIRMINGHAM			B32 2HA	2522
MRS	NICOLA JOANNE	CLARK	133 TIDESWELL ROAD	EASTBOURNE	EAST SUSSEX			BN21 3RT	2522
MRS	TRACEY JANE	CLARK	2 ASH GROVE COTTAGES	ASHGROVE WEST WINCH	KINGS LYNN	NORFOLK		PE33 0QB	10
MISS	AMANDA	CLARKE	12 HOLBORN AVENUE	SNEINTON	NOTTINGHAM			NG2 4LZ	50
MISS	EMMA LOUISE	CLARKE	37 LINDEN PLACE	MAPPERLEY PLAINS	NOTTINGHAM			NG3 5RW	20
MRS	JO ANN	CLARKE	49 ST JOHN STREET	LONG EATON	NOTTINGHAM			NG10 1BW	50
MR	ROBERT IAN	CLARKE	7 BESTWICK CLOSE	ILKESTON	DERBYSHIRE			DE7 4QZ	201
MRS	CHRISTINE PATRIC	CLARKE	26 THE GROVE	BEXLEY HEATH	KENT			DA6 8HF	20
MRS	VALERIE CLARE	CLARKE	28 NORTHCOTE ROAD	RUGBY	WARKS			CV21 2EJ	20
MRS	SHARON	CLARKE	10 WORTHINGTON AVENUE	HOPWOOD	HEYWOOD	LANCASHIRE		OL10 2LN	50
MR	ROBERT JOHN	CLEGG	FLAT 4	ARRAN COURT	104-106 MUSTERS ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 7PS	151
MR	MARK RICHARD	CLEMENT	13 QUEEN STREET	WHELDON ROAD	CASTLEFORD			WF10 2JL	252
MRS	LYNDA ANNE	CLEMENT	5 MEDWAY CLOSE	NEWPORT PAGNELL	BUCKINGHAMSHIRE			MK16 9DT	50
MR	ANDREW DAVID	CLIFFORD	MULBERRY HOUSE	20A WOOD END	LITTLE HORWOOD	MILTON KEYNES		MK17 0PE	252
MR	VINCENT JAMES	CLINTON	23 HIGHVEER CROFT	TATTENHOE	MILTON KEYNES			MK4 3BN	50
MRS	VANDA	CLOUGH	46 WINVALE	SLOUGH	BERKS			SL1 2JH	50
MRS	SHIRLEY	COCKING	77 ELM STREET	MIDDLETON	MANCHESTER			M24 2EQ	40
MR	IAN	CODDINGTON	54 THE GREEN	HASLAND	CHESTERFIELD			S41 0LN	151
MISS	J K	COHEN	28 HILLFIELD ROAD	WEST HAMPSTEAD	LONDON			NW6 1PZ	252
MR	JASON	COLE	137 WESTERN AVE	SANDFIELDS	PORT TALBOT			SA12 7ND	20
MRS	C	COLE	92 BROOKS CROFT ROAD	WALTHAMSTOW	LONDON			E17 4JR	25
MR	J	COLE	92 BROOKSCROFT RD	WALTHAMSTOW	LONDON			E17 4JR	20
MRS	WENDY	COLLINS	20 WALLIS STREET	CREWE	CHESHIRE			CW1 2AW	20
DR	ADRIAN	COLQUHOUN	88 ACORN AVENUE	GILTBROOK	NOTTINGHAM			NG16 2WJ	252
MR	ROY HARVEY	COMPTON	50 BRIDGWATER DRIVE	WESTCLIFF ON SEA	ESSEX			SS0 0DH	48
MR	STUART MARK	CONNELLAN	165 WORRALL AVENUE	ARNOLD	NOTTINGHAM			NG5 7GJ	25
MRS	JANICE	COOK	17 GEORGE STREET	TREHERBERT	RHONDDA CYNON TAFF			CF42 5AH	20
MR	MARK NATHAN	COOPER	11 HAWTHORNE AVENUE	HATHERN	LOUGHBOROUGH			LE12 5LP	75
MR	STEPHEN NIGEL	COOPER	10 MIDDLETON CLOSE	STONEY STANTON	LEICESTER			LE9 4TS	10
MR	STEVEN ALAN	COULBY	34 GRENVILLE ROAD	BEESTON RYLANDS	NOTTINGHAM			NG9 1LN	50
[illegible]	[illegible]	COUTTS	12 BROOKSIDE	LILLINGSTONE LOVELL	BUCKINGHAM			MK18 5BD	85

MR	MALCOLM	COY	3 OAKDALE CLOSE	GRANTHAM	LINCOLNSHIRE			NG31 8EZ	1009
MR	KEITH ANTHONY	CRESSWELL	47 EASTWOOD ROAD	KIMBERLEY	NOTTINGHAM			NG16 2HX	555
MR	ALAN JEFFREY	CRIPPS	83 WHITWORTH DRIVE	RADCLIFFE ON TRENT	NOTTINGHAM			NG12 2ER	2522
MR	ALASDAIR S	CULPIN	THE OLD SADDLERY	BELVOIR	GRANTHAM			NG32 1PD	2522
MR	COLIN PAUL	CUSACK	2 HANSEN CROFT	SHENLEY LODGE	MILTON KEYNES			MK5 7PB	807
MISS	BEVERLEY	CUSHLEY	36 REDWORTH ROAD	BILLINGHAM	CLEVELAND			TS23 3JF	605
MR	STUART JOHN	DAKIN	102 NORFOLK ROAD	LONG EATON	NOTTINGHAM			NG10 2BB	201
MISS	JAYNE	DANCE	19 BROOK CLOSE	LONG EATON	NOTTINGHAM			NG10 1QA	100
MRS	ANN	DARBYSHIRE	115 KENDAL DRIVE	FERRY FRYSTON	CASTLEFORD			WF10 3RZ	504
MR	SUBHASH	DAVDA	19 BRADGATE ROAD	BARWELL	LEICESTERSHIRE			LE9 8FB	90
MRS	PAULINE	DAVIDSON	THE OLD STABLES	LOMBARD STREET	ORSTON			NG13 9NG	2522
MRS	JODI CARTER	DAVIES	51 EXETER ROAD	FOREST FIELDS	NOTTINGHAM			NG7 6LP	605
MRS	DIANE SANDRA	DAVIES	29 LOWER ASTON HALL	LANE	HAWARDEN	CLWYD		CH5 3EX	302
MRS	ALISON JANE	DAVIES	PENNOVER	22 VICARAGE ROAD	PENN	WOLVERHAMPTON		WV4 5HY	2522
MRS	KAY	DAVIES	19 PLEASANT VIEW	PENTRE	RHONDDA	MID GLAMORGAN		CF41 7PJ	20
MR	COLIN	DAVIES	6 WOODLAND TCE	TREORCHY	RHONDDA CYNON TAFF			CF42 6EA	161
MR	ADRIAN JOHN	DAVIS	203 WALL HILL ROAD	ALLESLEY	COVENTRY			CV5 9EL	50
MR	JOHN MAURICE	DAVIS	20 SOMERTON CLOSE	BRIDGWATER	SOMERSET			TA6 4JX	100
MR	NEIL	DAVIS	THE OLD BYRE	BARNSIDE	HEPWORTH	HUDDERSFIELD		HD7 1TN	252
MRS	H	DAVIS	145 WEST 58TH STREET	APARTMENT 8A	NEW YORK	NY 10019	USA		50
MR	DAVID	DAWSON	17 ARBROOK DRIVE	ASPLEY	NOTTINGHAM			NG8 3PD	60
MISS	FIONA	DAWSON	32 SHAFTESBURY AVENUE	RADCLIFFE ON TRENT	NOTTINGHAM			NG12 2NH	100
MISS	ANGELA	DAWSON	61 ROBERTSON ROAD	LHANBRYDE	ELGIN			IV30 3PQ	10
MRS	MONICA	DAWSON	27 WILLIAMS CLOSE	HANSLOPE	MILTON KEYNES			MK19 7BP	50
MR	MARK JOHN	DAY	10 SAUNDERS PIECE	AMPTHILL	BEDS			MK45 2QB	151
MR	PARAMVIR	DAYAL	34 DYSON CLOSE	HILLMORTON	RUGBY	WARKS		CV21 4LG	80
MR	RALPH	DEACON	HIGHFIELDS	WIBTOFT	LUTTERWORTH	LEICS		LE17 5BB	252
MR	JEREMY	DEBELL	46 BLUEBELL RISE	GRANGE PARK	NORTHAMPTON	NORTHAMPTONSHIRE		NN4 5DF	50
MS	JUNE	DEMPSEY	TORRS ELMS	GREEN LANE	OFF MAYORS WALK	PONTEFRACT	WEST YORKSHIRE	WF8 2SA	252
MR	MARK DAVID	DENMAN	32 TROON	AMINGTON	TAMWORTH			B77 4RB	50
MRS	ANGELA MARY	DENNIS	20 OAKLAND AVE	ROMFORD	ESSEX			RM1 4DB	151
MR	EARL	DEWS	76 KNOTTINGLEY ROAD	PONTEFRACT	WEST YORKSHIRE			WF8 2LD	252
MR	JOHN	DICKINSON	4 GEORGE STREET	WESTHOUGHTON	BOLTON	LANCASHIRE		BL5 2LP	10
MR	PAUL THOMAS	DISNEY	19 ABINGDON DRIVE	RUDDINGTON	NOTTINGHAM			NG11 6FX	25
MR	MICHAEL	DOBBS	5 MICHAELS ROAD	BLAENCWM	RHONDDA CYNON TAFF			CF42 5DY	6
MRS	BRENDA JANE	DODD	32 MAGNOLIA CLOSE	CHELMSFORD	ESSEX			CM2 9HU	50
MRS	FAY	DODDS	DEAN FARMHOUSE	DEAN LANE	MERSTHAM	REDHILL	SURREY	RH1 3AH	252
MR	MARTIN JAMES	DOHERTY	FLAT 19 SEYMOUR PALCE	SEYMOUR ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG2 5EG	50
MR	ANDREW	DOUBLE	21 COURT CRESCENT	SWANLEY	KENT			BR8 8AN	50
MRS	YVONNE MAY	DOWN	15 GRAY CLOSE	WARSASH	SOUTHAMPTON	HANTS		SO31 9TB	40
MR	JOSEPH J T	D'SOUZA	69 DIXON ROAD	SOUTH NORWOOD	LONDON			SE25 6UE	70
MR	PETER JOHN	DUNKLEY	15 GREYFRIARS ROAD	STEFEN HILL	DAVENTRY	NORTHAMPTONSHIRE		NN11 4RS	252
MR	PETER JOHN	DURRANT	MEADOW LODGE	MAIN STREET	BLEASBY			NG14 7GH	252
MR	D	DUTCHBURN	5 NORWOOD ROAD	COLLEGE FIELDS	CHESHUNT	HERTS		EN8 9RR	151
MRS	JACQUELINE ANN	DUTTON	22 ARMLEY GRANGE DRIVE	LEEDS	WEST YORKSHIRE			LS12 3QH	2
MR	STEPHEN PAUL	EDDIE	45 HIGHFIELD ROAD	WEST BRIDGFORD	NOTTINGHAM			NG2 6DR	4
MR	PHILIP	EDWARDS	120 CAMPBELL DRIVE	CARLTON	NOTTINGHAM			NG4 1RH	10
MRS	LAURA BRYONY	ELLIOTT	41 BANKS ROAD	TOTON	NOTTINGHAM			NG9 6HE	5
MR	STEFAN FRANCIS	ELLIOTT	11 BRAEFELL CLOSE	WEST BRIDGFORD	NOTTINGHAM			NG2 6SS	25
MRS	VICTORIA	ELLIS	34 HILLCREST RD	TOWNVILLE	CASTLEFORD	W YORKS			25
MR	ROBERT PARMITER	ELLISON	103 MALTHOUSE GREEN	LUTON	BEDFORDSHIRE			LU2 8SW	2
MR	SHANE PAUL	ENDALL	51 ANGLESEY ROAD	WIGSTON	LEICESTER			LE18 4XD	3
MR	NICHOLAS	EVANS	7 DUNHAM CLOSE	SOUTHWELL	NOTTS			NG25 0JU	25
MRS	MARGARET ELIZABETH	EVANS	12 TRECARNE	FALMOUTH	CORNWALL			TR11 2HQ	1
MRS	DEBRA	EVANS	32 STANLEY PARK ROAD	STAPLE HILL	BRISTOL	AVON		BS16 4SS	1
MRS	GENINE	EVANS	5 HAMILTON LANE	BLETCHLEY	MILTON KEYNES			MK3 5LU	10
MR	S J	EVERETT	33 LYTHAM ROAD	FRECKLETON	PRESTON			PR4 1AB	4
MR	TOBY	EYRE	44 SAXON WAY	COTGRAVE	NOTTINGHAM			NG12 3NX	25
MR	IAN JAMES	FACER	65 SADDINGTON ROAD	FLECKNEY	LEICESTER			LE8 8AX	6
MR	IAN	FALKINER	35 CEDAR GROVE	FEATHERSTONE	PONTEFRACT	W YORKS		WF7 6JP	10
MRS	PATRICIA	FARLEY	99 HIGH STREET	CHALVEY	SLOUGH	BERKSHIRE		SL1 2TW	4
MR	IAN MARTIN	FARMER	38 BOWLAND DRIVE	PRIMROSE COURT	EMERSON VALLEY	MILTON KEYNES		MK4 2DN	25
MR	RHODRI THOMAS	FARTHING	10 BROOK VIEW	DUNCHURCH	WARWICKSHIRE			CV22 6RR	7

MR	ALAN PATRICK	FAULKNER	3 MOULTON ROAD	TIVETSHALL ST MARGARET	NORWICH	NORFOLK		NR15 2AJ	403
MR	KEITH ROBERT	FAULKS	ROSEWAY COTTAGE	NORTH MOOR GREEN	MOORLAND NR BRIDGW…R	SOMERSET		TA7 0AX	1009
MISS	TRACEY	FAWCETT	35 BRINDLE PARK DRIVE	CASTLEFORD	WEST YORKSHIRE			WF10 4SH	2018
MISS	ANNE-MARIE	FEATHERSTONE	5 HILCREST	MAYO ROAD	MAYOBRIDGE			BT34 2GP	161
MR	MARTYN	FERRIN	8 BROOKLANDS DRIVE	GEDLING	NOTTINGHAM			NG4 3GU	504
MR	RICHARD	FIDDIS	GREENWAYS HOUSE	TEMPLE GRAFTON	ALCESTER			B49 6NX	2522
MR	D	FILBY	19 CAVENDISH GARDENS	ILFORD	ESSEX			IG1 3EA	252
MRS	JILL MARGARET	FIRTH	71 CARTLAND ROAD	STIRCHLEY	BIRMINGHAM			B30 2SD	121
MRS	ZENA DAWN	FISHER-EVANS	71 RAYNEHAM ROAD	PARKFIELDS	ILKESTON			DE7 8RJ	201
MISS	KIM LOUISE	FITCHETT	84 RUTTEN LANE	YARNTON	KIDLINGTON	OXFORD		OX5 1LR	252
MR	NEIL RICHARD	FLETCHER	18 ST LEONARDS WAY	FOREST TOWN	MANSFIELD			NG19 0GX	1009
MRS	ELINOR JOAN	FOLKES	15 BARTHOLOMEW CLOSE	WALTON PARK	MILTON KEYNES			MK7 7HH	504
MS	TINA	FORMAN	17 CROMARTY DRIVE	HINCKLEY	LEICS			LE10 0RX	504
MRS	MARION	FRANCIS	32 WARMINGTON GARDENS	DOWNHEAD PARK	MILTON KEYNES	BUCKS		MK15 9BP	403
MRS	JULIE HELEN	FRANKS	88 MOOR LANE	BRAMCOTE	NOTTINGHAM			NG9 3FH	1513
MR	GEOFFREY CHARLES	FRANKS	88 MOOR LANE	BRAMCOTE	NOTTINGHAM			NG9 3FH	2018
MRS	SHEILA MARGARET	FREEMAN	319 HASLUCKS GREEN R	SHIRLEY	SOLIHULL			B90 2NF	201
MISS	CAROLYN JANE	FRITH	FOREST HOUSE	FOREST HILL	MANSFIELD			NG18 5BQ	2522
MRS	D	GALLAGHER	5 NETHERFIELD	WIDNES	CHESHIRE			WA8 8BU	302
MR	STUART JON	GAMBA	29 VIOLET ROAD	CARLTON	NOTTINGHAM			NG4 3QQ	1695
MR	MALCOLM	GEORGE	179 BRADFORD ROAD	WAKEFIELD	WEST YORKS			WF1 2AS	1009
MR	LEE	GERNON	WESTCOMBE	THE STREET	HATFIELD PEVEREL	CHELMSFORD	ESSEX	CM3 2DY	2522
MRS	SATWANT	GHATTAORA	8 MALVERN CRESCENT	WEST BRIDGFORD	NOTTINGHAM			NG2 7BG	1009
MR	COLIN	GIBB	19 KERSHOPE DRIVE	OAKWOOD	DERBY			DE21 2TQ	2018
MR	CARL ALEXANDER	GIBBONS	55 LAKENHEATH	SOUTHGATE	LONDON			N14 4RR	2522
MR	D	GILLETT	55 CLEMENT WAY	UPMINSTER	ESSEX			RM14 2NX	201
MRS	K	GILPIN	48 BIRCH GROVE	CASTLEFORD	WEST YORKSHIRE			WF10 3PH	2018
MISS	CAROLINE	GINN	ASHLEIGH	RADLEY ROAD	HALAM	NEWARK	NOTTINGHAMSHIRE	NG22 8AQ	504
MR	PHILLIP	GLADSTONE	145 HARROW ROAD	WEST BRIDGFORD	NOTTINGHAM			NG2 7DY	2522
MS	B	GOHIL	352 DEANE CHURCH LANE	BOLTON	LANCASHIRE			BL3 4EU	302
MRS	STELLA	GONELLA	129 MAYPLACE ROAD	EAST BARNEHURST	KENT			DA7 6ER	807
MISS	JOANNE	GOODALL	15 FURNACES CLOSE	CINDERFORD	GLOUCESTERSHIRE			GL14 2ER	403
MR	RICHARD ZYGMUNT	GORSKI	90 DERBYSHIRE LANE	HUCKNALL	NOTTS			NG15 7GE	1009
MRS	SHERENE CAROLE	GOUGH	58 THE HOMESTEAD	BERSHAM ROAD	WREXHAM			LL14 4HQ	403
MS	SINEAD SUZANNE	GRACEY	1 HARWOOD WALK	TOTTINGTON	BURY			BL8 3NT	504
MR	BERNARD BENEDICT	GRADY	16 CRANSTON ROAD	BRAMCOTE	NOTTINGHAM			NG9 3GU	504
MRS	CYNTHIA MARY	GRAHAM	9 BEAUFORT COURT	WEST BRIDGFORD	NOTTINGHAM			NG2 7TB	1009
MRS	AMANDA	GRAHAM	20 HOMEFIELD ROAD	EDGWARE	MIDDX			HA8 OPS	504
MR	DAVID	GREEN	9 HOYLAKE CLOSE	MANSFIELD WOODHOUSE	MANSFIELD			NG19 9EJ	524
MR	MICHAEL JOHN	GREEN	114 MOORSHOLM DRIVE	WOLLATON	NOTTINGHAM			NG8 2EE	756
MR	DAVID ERNEST	GREEN	30 BUSSEYS LOKE	BRADWELL	GT YARMOUTH			NR31 8HG	1110
MRS	KALVINDER	GREWAL	25 THE POYNINGS	RICHINGS PARK	IVER	BUCKS		SL0 9DS	2522
MR	NEIL	GRIFFIN	23 BADCOCK WAY	FLECKNEY	LEICESTER			LE8 8DD	2522
MRS	RUTH PATRICIA	GRIFFIN	121 WORDSWORTH ROAD	DAVENTRY	NORTHANTS			NN11 5BG	807
MISS	SIAN	GRIFFITHS	17 TORRINGTON STREET	HOPWOOD	HEYWOOD				1009
MRS	SEEMA	GUPTA	39 BELFRY WAY	EDWALTON	NOTTINGHAM			NG12 4FA	2522
MRS	JEANETTE ANNE	GUY	2 COMMON ROAD AVENUE	SOUTH KIRKBY	PONTEFRACT			WF9 3ED	201
MRS	PATRICIA MARY	GWILLIAM	16 BROOK STREET	FRYSTON	CASTLEFORD	WEST YORKS		WF10 2PL	504
MRS	KERRY	HAIGH	35 THE POPLARS	KNOTTINGLEY	W YORKS			WF11 0DE	1009
MRS	PATRICIA ANN	HAINES	76 PARK ROAD	DARTFORD	KENT			DA1 1SY	403
MR	DIMITRIOS	HALATSIS	62 MAPPERLEY RISE	MAPPERLEY	NOTTINGHAM			NG3 5GE	2018
MRS	DIANE	HALL	6 GRASSHOLME DRIVE	LOUGHBOROUGH	LEICESTER			LE11 4NS	1009
MR	GERALD THOMAS	HALL	8 SOUTHCOTE ROW	BASILDON	ESSEX			SS14 3PX	252
MRS	CATHERINE	HALL	13 MOOREHOUSE AVENUE	STANLEY	WAKEFIELD	YORKSHIRE			504
MR	STEVEN	HAMBLETON	20 NEARSBY DRIVE	ABBEY PARK	WEST BRIDGFORD			NG2 6LB	252
MR	SIMON EDWIN	HAMM	9 CHERWELL ROAD	BARROW UPON SOAR	LEICESTERSHIRE			LE12 8LF	252
MR	GAVIN	HANNA	29 TIMKEN WAY	DAVENTRY				NN11 5UE	605
MRS	LYNDA ELIZABETH	HANNAH	21 POWMILL ROAD	PRESTWICK	AYRSHIRE			KA9 2NX	1009
MRS	JOANNE ELLEN	HARDY	8 BRETTON ROAD	RAVENSHEAD	NOTTINGHAM			NG15 9DB	2522
MR	KEITH RONALD	HARDY	8 BRETTON ROAD	RAVENSHEAD	NOTTINGHAMSHIRE			NG15 9DB	2522
MRS	S	HARLING	17 NORTH AVE	THREE LANE ENDS	CASTLEFORD			WF10 1QD	100
MRS	PAMELA ELIZABETH	HARPER	31 RUTLAND STREET	KNIGHTSBRIDGE	LONDON			SW7 1EJ	1513
MR	ANDREW	HARRIS	12 SMITHY FARM DRIVE	STONEY STANTON	LEICESTERSHIRE			LE9 4WH	504

NOTTIN

NOTTIN

MR	G	JACOBS	97 MARSH ROAD	PINNER	MIDDLESEX			HA5 5PA	2522
MRS	NICOLA JANE	JEFFERIES	28 WOODPECKER WAY	HAWKS GREEN	CANNOCK	STAFFS			504
MRS	JACQUELINE E	JENKINS	43 HIGH SCHOOL DRIVE	NEW ELGIN	ELGIN			IV30 3UE	504
MR	ROBERT	JINKS	35 COLLEGE ROAD	WHETSTONE	LEICESTER			LE8 6JF	403
MR	RICHARD ROBERT	JOHNS	44 OAKHURST	LICHFIELD	STAFFS			WS14 9AL	1009
MRS	BARBARA	JOHNSON	5 CHELSEA CLOSE	NUTHALL	NOTTINGHAM			NG16 1RL	1009
MR	DAVID IRWIN	JOHNSON	WOODVILLE	22 CASTLETON AVENUE	CARLTON			NG4 3NZ	2522
MR	PHILIP ALAN	JOHNSON	5 CHELSEA CLOSE	NUTHALL	NOTTINGHAM			NG16 1RL	1009
MRS	L	JOHNSON	8 GREENFORD GARDENS	WORCESTER				WR2 6HQ	100
MR	WILLIAM	JOHNSON	125 HEALDFIELD ROAD	CASTLEFORD	WEST YORKSHIRE			WF10 4SF	807
MRS	LINDA	JOHNSON	59 FOREST ROAD	BINGHAM	NOTTS			NG13 8RL	252
MS	HEATHER	JOHNSTON	17 ROMILLY DRIVE	CARPENDERS PARK	WATFORD	HERTS		WD19 5EN	1009
MR	CHARLES	JOLLEY	77 SKETCHLEY ROAD	BURBAGE	HINCKLEY			LE10 2DU	2522
MR	KEVIN ANTHONY	JONES	52 FARM ROAD	CHILWELL	BEESTON			NG9 5DA	1009
MRS	DEBBIE	JONES	9 HAMMOND AVE	HAVERFORD WEST	DYFED			SA61 1SE	605
MR	NIGEL ANDREW	JONES	14 STANDARDS ROAD	WESTONZOYLAND	BRIDGWATER			TA7 0EL	807
MR	PETER	JONES	36 THE STOUR	DAVENTRY	NORTHANTS			NN11 4PR	403
MR	PETER J	JONES	4 PENNYCUIK	GREAT BRICKHILL	BUCKINGHAMSHIRE			MK17 9FA	2522
MR	IVOR	JONES	6 COLUMN STREET	TREORCHY	RHONDDA CYNAN TAFF	MID GLAMORGAN		CF42 6SG	2522
MR	GARY MARTIN	JORDISON	33 MICKLEBOROUGH WAY	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE		NG2 7HF	1009
MR	JOHN RICHARD	KEEN	36 WINDRUSH DRIVE	HINCKLEY	LEICS			LE10 0NG	2018
MRS	LINDA MAUREEN	KEETLEY	1 MILTON CRESCENT	ATTENBOROUGH	NOTTINGHAM			NG9 6BE	504
MRS	SAMANTHA JANE	KELLY	156 ST ALBAN S ROAD	ARNOLD	NOTTINGHAM			NG5 6GW	252
MR	STEPHEN	KELLY	100 TROSSACHS DRIVE	BELFAST				BT10 0HU	645
MRS	MARGARET CRAWFOR	KELLY	165 NIELSTON ROAD	PAISLEY				PA2 6QW	1513
MR	R D	KELSEY	27 WHINCOP AVENUE	THREE LANE ENDS	CASTLEFORD			WF10 1QQ	201
MRS	SHIRLEY	KEMP	1139 DEWSBURY ROAD	WOODKIRK	DEWSBURY			WF12 7JW	403
MR	JONATHON RICHARD	KEMP	5 TRURO GARDENS	FLITWICK	BEDS			MK45 1UH	504
MR	DAVID ROBERT	KENNARD	3 SANDY LANE	BRAMCOTE HILLS	NOTTINGHAM			NG9 3GT	2018
MRS	EDNA J	KENNEDY	233 TELFORD AVE	STEVENAGE	HERTS			SG2 0AT	504
MRS	ANNETTE	KENRICK	20 SHELLEY ROAD	WIDNES	CHESHIRE			WA8 7DE	504
MR	R	KERR	17 ELIOT PARK	LONDON				SE13 7EG	2522
MR	JAMES ROBERT	KERRY	7A LINCOLN HOUSE	NEWCASTLE CIRCUS	THE PARK	NOTTINGHAM		NG7 1BJ	1009
MR	PAUL	KERRY	262 PASTURE ROAD	STAPPLEFORD	NOTTINGHAM			NG9 8HA	2522
MRS	ANGELA	KETTLEWELL	8 THE FURLONGS	REDCAR	CLEVELAND			TS10 2EB	201
MISS	JANE ELIZABETH	KEYWOOD	12 DRUMMOND AVENUE	NETHERFIELD	NOTTINGHAM			NG4 2PR	504
MISS	SHABIKA	KHATUN	41 HAMPTON ROAD	LUTON	BEDS			LU4 8AP	201
MR	KAUSHIK BHANJI	KHETIA	14 PLANTATION PLACE	SHENLEY BROOK END	MILTON KEYNES	BUCKS		MK5 7FP	2522
MR	NEIL TALBOT	KIMBERLEY	1 VICTORIA STREET	RADCLIFFE ON TRENT	NOTTINGHAMSHIRE			NG12 2FP	201
MR	BARRY A	KING	44 BEECHFIELD ROAD	MILNROW	ROCHDALE			OL16 4EU	756
MR	MICHAEL STUART	KING	13 HAYNES CLOSE	CLIFTON ESTATE	NOTTINGHAM			NG11 8JN	807
MRS	LINDA GAYNOR	KING	113 LIME GROVE	NEWARK	NOTTS			NG24 4AG	201
MRS	JANICE	KING	26 SHEARMANS	FULLERS SLADE	MILTON KEYNES			MK11 2BG	201
MRS	OLWYN MURIEL	KINGSTON	28 GEORGE STREET	HEDNESFORD	STAFFS			WS12 5BJ	151
MISS	LINDSAY	KIRBY	2 PROSPECT VILLAS	LOWDHAM	NOTTINGHAM			NG14 7AJ	504
MISS	LUCY EMMA	KIRK	THORNEYWOOD	CLAYPIT LANE	FISKERTON	SOUTHWELL	NOTTINGHAMSHIRE	NG25 0UQ	302
MR	IAIN RICHARD	KNOWLES	10 BELL STREET	CARLTON	NOTTINGHAM			NG4 1QU	1261
MR	CHANDRA KUMAR	KULASINGHAM	19 MAIN ROAD	SHUTLANGER	NORTHANTS			NN12 7RU	1009
MISS	SHEILA	LADVA	53 WHITEFOOT LANE	BROMLEY	KENT			BR1 5SA	252
MR	M P A	LANDAU	50 BROADFIELDS AVENUE	EDGWARE	MIDDLESEX			HA8 8PG	2522
MRS	LOUISE YVETTE	LAURITSON	32 STOCKWELL DRIVE	MANGOTSFIELD	BRISTOL			BS16 9DW	100
MRS	C J	LAWRENCE	1 BURNHAM GROVE	WHELLEY	WIGAN	WN2 1AG		WN2 1AG	201
MR	STEWART DONALD	LAWSON	24 CHARNOCK AVENUE	WOLLATON PARK	NOTTINGHAM			NG8 1EA	403
MR	TONY	LEACH	THE COVERT	SUTTON LANE	ELTON	NOTTINGHAM		NG13 9LA	2018
MR	BRIAN	LEE	24 ABBEY ROAD	BINGHAM	NOTTINGHAMSHIRE			NG13 8ED	756
MR	IAN JAMES	LEE	15 SPINNERS WAY	BRIERY PARK	LOWER HOPTON MIRFIELD	WEST YORKS		WF14 6TN	2522
MR	STEPHEN JAMES	LEE	19 FOXFORD CLOSE	WEST HUNSBURY	NORTHAMPTON	NORTHANTS			2522
MRS	KAREN JOANNE	LEECH	8 ABBOTSFORD DRIVE	MIDDLETON	MANCHESTER			M24 5NB	504
MRS	EVELYN	LEEDS	51 WAVENEY CRESCENT	LOWESTOFT	SUFFOLK			NR33 0TY	403
MRS	ALISON	LEIGH	59 SOUTH PARADE	WORKSOP	NOTTINGHAMSHIRE			S81 0BS	100
MR	SAMUEL JASON	LEIVERS	9 STAINSBY GROVE	HUTHWAITE	SUTTON-IN-ASHFIELD	NOTTINGHAMSHIRE		NG17 2SD	504
MR	DAVID NICHOLAS	LEMON	11 DEAN ROAD	WOODTHORPE	NOTTINGHAM			NG5 4FJ	1513
[illegible]	JANE ELIZABETH	LENG	98 SIDELEY	KEGWORTH	DERBY			DE74 2FJ	1009

MRS	JENNIFER	LETTEN	5 BALMORAL RD	ROMFORD	ESSEX		RM2 5XD	1009
MR	KIM YIP	LEUNG	4 PADDOCK CLOSE	CINDERHILL	NOTTINGHAM		NG6 8RB	2522
MR	ANDREW	LEVERTON	9 PEACOCK CRESCENT	CLIFTON ESTATE	NOTTINGHAM		NG11 8EP	302
MRS	W	LEWIS	14 RIDGEFIELD STREET	CASTLEFORD	WEST YORKSHIRE		WF10 5BY	403
MRS	JOSETTE MICHELLE	LIMKEE	51 HILLBROOK RD	LONDON			SW17 8SF	403
MS	LISA ANN	LINDSAY	38 NORTON AVENUE	GLEADLESS	SHEFFIELD		S12 2LB	80
MR	MICHAEL JAMES	LLOYD	2 NEW WAVERLY ROAD	NOAK BRIDGE	ESSEX			403
MISS	DIANE	LONG	34 ELMSWOOD GARDENS	NOTTINGHAM	NOTTINGHAMSHIRE		NG5 4AW	555
MRS	AMANDA JANE	LONGLEY	94 THE ELMS	COLWICK	NOTTINGHAM		NG4 2GW	201
MRS	MARY	LORD	69 WAVERLEY STREET	CASTLETON	ROCHDALE	LANCS	OL11 2TS	504
MR	PAUL	LOVE	12 CROSSLANDS MEADOW	COLWICK	NOTTINGHAM		NG4 2DJ	322
MR	DEREK HUME	LOVELL	20 MOIRA TERRACE	EDINBURGH			EH7 6RS	1513
MR	CHRISTOPHER WHITE	LUNDIE	28 TYNEDALE ROAD	LOUGHBOROUGH	LEICESTERSHIRE		LE11 3TA	2522
MRS	CATHERINE	LYNCH	12 PEEL PARK CLOSE	ACCRINGTON	LANCS		BB5 6PL	100
MRS	ANN	LYNCH	81 WESTHILL	STANTONBURY	MILTON KEYNES		MK14 6BG	1009
MRS	YVONNE	LYNN	9 CHAPTER CLOSE	OAKWOOD	DERBY		DE21 2BG	252
MR	ALLAN ROBERT	MACCALLUM	2 REVETON GREEN	BRAMHALL	STOCKPORT	CHESHIRE	SK7 3PQ	504
MISS	KAREN ANN	MACKIE	MIDDLE COTTAGE	111B MAIN STREET	WILLOUGHBY ON THE WOLDS	LOUGHBOROUGH	LE12 6SY	1009
MR	CHRISTOPHER	MADEN	77 SHOREFIELD MOUNT	EGERTON	BOLTON	LANCASHIRE	BL7 9EW	2522
MISS	SUJATHA	MAHENDRAN	55 LANGTON ROAD	CRICKLEWOOD	LONDON			252
MISS	S	MAIO	63A BERESFORD AVENUE	ALPERTON	WEMBLEY	MIDDLESEX	HA0 1NU	201
MR	GORDON PHILIP	MAKINGS	21 REDLAND AVENUE	CARLTON	NOTTINGHAM		NG4 3EW	2522
MR	DAVID ANDREW	MALONE	27 CHURCHMOOR LANE	REDHILL	NOTTINGHAM		NG5 8HL	2018
MR	D J	MALONE	TOP FLAT	38 GAUDEN ROAD	CLAPHAM	LONDON	SW4 6LT	2522
MRS	GILLIAN RUTH	MALTBY	36 BLENHEIM AVENUE	LOWDHAM	NOTTS		NG14 7WD	1009
MISS	ANNA LOUISE	MANLEY	1 SCAFELL CLOSE	WEST BRIDGFORD	NOTTINGHAM		NG2 6RJ	252
MR	PAUL JULIAN	MARCHANT	8 MOUNT EPHRAIM LANE	STREATHAM	LONDON		SW16 1JG	2522
MR	JASON	MARLEY	12 THE SHIRES	SUTTON-IN-ASHFIELD	NOTTINGHAM		NG17 1LW	504
MRS	SUSAN	MARRON	1 SOUTHFIELD RD	KNOTTINGLEY	W YORKS		WF11 OJR	2018
MISS	L M	MARSH	158 ARNOLD STREET	HALLIWELL	BOLTON	LANCASHIRE	BL1 3EX	151
MR	MALCOLM	MARSH	THE GROVE	QUEENS ROAD	COLMWORTH	BEDFORD	MK44 2LA	1009
MRS	ANNE	MARSHALL	14 COSSALL ROAD	TROWELL	NOTTINGHAM		NG9 3PG	2522
MR	TERENCE PAUL	MARSHALL	2 ROCK COURT	BASFORD	NOTTINGHAM		NG6 0LH	1009
MRS	MARY ELIZABETH	MARSHALL	19 ORCHARD DRIVE	NEWINGTON	SITTINGBOURNE	KENT	ME9 7NN	201
MISS	ANN	MARSHALL	168 SHEFFIELD ROAD	WOODHOUSE	SHEFFIELD		S13 7EW	121
MRS	CHRISTINE ANN	MARSHALL-SMART	1 EDENHALL GROVE	HINDLEY	WIGAN		WN2 4SG	2522
MRS	DOREEN MAY	MARTIN	4 LONG MEADOW	MOSS PITT	STAFFORD		ST17 9DP	100
MR	M P G	MARTIN	79 KILLYON ROAD	CLAPHAM	LONDON		SW8 2XS	2522
MR	STUART GORDON	MARTINSONS	32 AVON GARDENS	WEST BRIDGFORD	NOTTINGHAM		NG2 6BP	1009
MR	R W	MARTYN	113 THE REDDINGS	MILL HILL	LONDON		NW7 4JP	2522
MRS	LAXMI	MARU	47 QUENIBOROUGH ROAD	LEICESTER			LE4 6GX	504
MR	ALGIS JONAS	MASILIUNAS	102 RUNSWICK DRIVE	WOLLATON	NOTTINGHAM		NG8 1JB	151
MRS	JANICE	MASKELL	12 TAVISTOCK	CLOSE	ROMFORD		RM3 8HF	50
MISS	ALISON JAYNE	MATON	HOME FARM COTTAGE	WATFORD	NORTHAMPTON	NORTHAMPTONSHIRE	NN6 7UE	40
MRS	PATRICIA MARGARET	MATTHEWS	4 RYLANDS CLOSE	BEESTON	NOTTINGHAM		NG9 1LT	25
MR	LEIGHTON PAUL	MAUND	8 HIGH ROW	CWMPENNER	MOUNTAIN ASH		CF45 4DW	50
MRS	LYNDA ANN	MAY	26 PARC Y FELIN ST	CAERPHILLY			CF83 3AH	252
MISS	KIRSTIN	MAYCOCK	17 WOOD LEASON AVENUE	LYPPARD HANFORD	WORCESTER.	WORCESTERSHIRE	WR4 0EU	201
MRS	L	MAYOR	3 WAVERLEY ROAD	HINDLEY	WIGAN		WN2 3BN	25
MR	ROBERT MICHAEL	MCBURNEY	38 WOODLAND DRIVE	LEICESTER			LE3 3EB	161
MRS	GERALDINE	MCCLOSKEY	21 BRANKSOME ROAD	COVENTRY	WEST MIDLANDS		CV6 1FW	40
MR	NEIL G	MCCONNELL	19 BRACKENWOOD DRIVE	CHEADLE	CHESHIRE		SK8 1JX	252
MR	EWAN	MCCULLOCH	29 CORONATION ROAD	DRONGAN	AYR	AYRSHIRE	KA6 7DB	31
MISS	J	MCDONAGH	8 HEDGEMANS ROAD	DAGENHAM	ESSEX		RM9 6HA	20
MRS	JOANNA LOUISE	MCGARVA	86 DAVIES ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 5HY	252
MR	JAMES SIMON	MCGARVA	86 DAVIES ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 5HY	252
MR	PHILIP	MCGOVERN	FLAT 3	24 HAMILTON DRIVE	THE PARK	NOTTINGHAM	NG7 1DF	151
MRS	TRACEY	MCSORLEY	53 WILTSHIRE WAY	BLETCHLEY	MILTON KEYNES		MK3 7WL	10
MRS	KIM	MEAD	239 WITCOMBE	YATE	BRISTOL		BS37 8SD	24
MR	NEIL BRIAN	MELLOR	12 CROWN CLOSE	RAINWORTH	MANSFIELD	NOTTINGHAM	NG21 0FE	50
MRS	LINDA	MELVILLE	5 TOVIL CLOSE	STOCKTON-ON-TEES			TS19 8XH	201
MRS	ANNE WINIFRED	MERCER	78 BURY LANE	WITHNELL	CHORLEY		PR6 8SD	20
[illegible]	[illegible]	[illegible]	[illegible] STAMFORD ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 6GA	252

MRS	CLAIRE	MILLER	20 ARCHERY GROVE	WOOLSTON	SOUTHAMPTON	HAMPSHIRE	SO19 9EY	403
MRS	DENISE	MILLS	18 HOLLAND AVE	WALTON LE DALE	PRESTON		PR5 4RJ	302
MR	JOHN PETER	MIRFIN	4 ST HELEN S PLACE	CASTLEFORD	W YORK		WF10 5AZ	403
MRS	ANITA	MISTRY	5 HAMILTON CLOSE	TOTON	NOTTINGHAM		NG9 6HY	504
MRS	ASHVINI	MISTRY	149 BANKS ROAD	TOTON	NOTTINGHAM		NG9 6HL	2018
MR	CHANDRAKANT	MISTRY	59 CRAVEN ROAD	RUGBY	WARKS		CV21 3JY	605
MISS	Y	MITCHELL	263 BOLTON ROAD	RADCLIFFE	MANCHESTER	LANCASHIRE	M26 3QP	252
MRS	SHELAGH GRACE	MITCHELL	STONECROFT	BRICKYARD LANE	FARNSFIELD		NG22 8JS	2522
MISS	JULIE MARGARET	MITCHELL	18 WOOD DRIVE	STEVENAGE	HERTFORDSHIRE		SG2 8PA	2018
MR	RAMA KRISHNA	MODELLY	18 SANDOWN CRESCENT	LITTLE LEVER	BOLTON	LANCS	BL3 1HF	403
MRS	DOROTHY	MOFFATT	3 HERRIOT MEWS	HARDWICK PARK	CASTLEFORD		WF10 3PL	2522
MR	ANDREW	MOIR	5 CHELVESTON ROAD	COUNDON	COVENTRY		CV6 1PF	504
MRS	CHRISTINE	MOIR-YOUNG	115 MOWBRAY ROAD	HARTLEPOOL			TS25 2NB	2522
MISS	ELIZABETH	MONNICKENDAM	C/O 6 NASH CLOSE	ALLUM LANE	ELSTREE	HERTFORDSHIRE	WD6 3LE	2522
MR	DAVID T	MONTGOMERY	WILLOWCROFT	TOP ROAD	ACTON TRUSSLE	STAFFORD	ST17 ORQ	2522
MR	PHILIP ROBERT	MOORE	55 SHELFORD ROAD	RADCLIFFE ON TRENT	NOTTINGHAMSHIRE		NG12 1AJ	1009
MRS	ELIZABETH	MOORE	20 LANGLANDS DRIVE	TARBOLTON	AYRSHIRE		KA5 5QR	2018
MR	CHRISTOPHER J	MORAN	83 ASHTON ROAD	LUTON	BEDFORDSHIRE		LU1 3QG	756
MR	EDWARD NEIL	MORGAN	14 MARLOW DRIVE	HANDFORD	CHESHIRE		SK9 3NE	1513
MR	MALDWYN	MORGAN	17 WESTHILL ROAD	SHANKLIN	ISLE OF WIGHT		PO37 6PT	1009
MR	DAVID	MORRIS	ONE HIGHFIELD HALL	BARROWS GREEN	KENDAL	CUMBRIA	LA8 0AA	2522
MRS	TINA	MORRIS	67 TAPLOW	ADELAIDE ROAD	LONDON		NW3 3NX	403
MRS	SUZY TRACEY	MORRIS	19 GLEBE CLOSE	WORKSOP	NOTTINGHAMSHIRE		S80 3QX	403
MR	DAVID JOHN	MORRIS	56 HIGH STREET	PAULERSBURY	NORTHANTS		NN12 7NA	504
MISS	JENNIFER JAYNE	MOSELEY	38 RUSHBROOK CLOSE	AMPTHILL	BEDFORD	BEDFORDSHIRE	MK45 2XE	2018
MR	MICHAEL	MOUNTFORD	16 EASTCOTE AVENUE	BRAMCOTE MOOR	BEESTON		NG9 3FD	1009
MR	NABIL	MOWAIS	95 SHERIDAN WAY	MERRY FIELD PARK	SHERWOOD	NOTTINGHAM	NG5 1QH	756
MRS	S	MOXON	4 ROACH GRANGE AVENUE	KIPPAX	LEEDS		LS25 7ES	403
MR	R G	MOXON	4 ROACH GRANGE AVENUE	KIPPAX	LEEDS		LS25 7ES	605
MR	JEFFREY	MULVEY	257 QUEEN ELIZABETH DRIVE	NORMANTON	WEST YORKSHIRE		WF6 1LY	403
MR	DAVID	MUNN	5 PIERREPONT AVENUE	GEDLING	NOTTINGHAM		NG4 3NG	605
MR	THOMAS WILLIAM	MURRAY	10 WOOLMER GREEN	BASILDON	ESSEX		SS15 5LN	2522
MR	MARK JOHN	MURRELL	42 GARTHWAITE CRES	SHENLEY BROOK END	MILTON KEYNES		MK5 7AX	2522
MR	A	MUSTAFA	563 SELBY ROAD	LEEDS			LS15 8PP	50
MRS	FLONA OLIVENE	MYERS	50 ROSELEIGH AVENUE	MAPPERLEY	NOTTINGHAM		NG3 6FH	2522
MR	N	NAYAB	45 FISHPONDS ROAD	TOOTING	LONDON		SW17 7LH	2522
MR	SIMON ANDREW	NAYLOR	62 SALCOMBE ROAD	NEWBURY			RG14 6ED	1005
MR	STEVE	NEALE	2 OAK TREE CLOSE	HUCKNALL	NOTTINGHAM		NG15 6SE	50
MR	KENNETH ERIC	NEEDHAM	30 PRIORY CLOSE	TUTBURY	BURTON ON TRENT		DE13 9JS	50
MR	ANDREW PAUL	NEEDHAM	2 UPPER SHELTON RD	MARSTON MORETAINE	BEDFORD		MK43 0LT	252
MRS	MALINI	NEGANDHI	520 ARCHER ROAD	STEVENAGE	HERTS		SG1 5QL	100
MR	STEPHEN	NESFIELD	10 GREEN CLOSE	BLIDWORTH	NOTTINGHAM		NG21 0UD	100
MRS	CAROLE JANICE	NESLEN	7 TERN GARDENS	BRADWELL	GREAT YARMOUTH	NORFOLK	NR31 8JN	20
MR	STACY	NEWTON	32 POPLAR CLOSE	CARLTON	NOTTINGHAM		NG4 1HF	50
MRS	THOMASINA	NICHOL	47 BARONSWOOD	GOSFORTH	NEWCASTLE UPON TYNE	TYNE AND WEAR	NE3 3UB	100
MR	CHRISTOPHER GEORGE	NIGHTINGALE	4 BULLSMOOR	BELPER	DERBYSHIRE		DE56 1JS	252
MR	ANTHONY	NOON	6 HAYBROOK ROAD	SILEBY	LEICESTER		LE12 7QR	80
MRS	ELAINE	NORTHEAST	5 SHORHAM RISE	TWO MILE ASH	MILTON KEYNES	BUCKS	MK8 8BS	50
MR	MATTHEW RAYMOND	NUTT	41 CAMBRIDGE ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 5NA	50
MRS	A S	OAKLEY	148 LUMLEY STREET	CASTLEFORD	WEST YORKSHIRE		WF10 5LZ	40
MRS	KAREN ELIZABETH	O'BRIEN	YEW TREE FARMHOUSE	SUTTON-CUM-BECKINGHAM			LN5 0RE	100
MRS	JANET ROSE	O'DONNELL	3 CHURCH HILL	TWO MILE ASH	MILTON KEYNES		MK8 8EH	50
MRS	MAURA	O'DONOGHUE	59 BUCKINGHAM ROAD	HEATON MOOR	STOCKPORT		SK4 4RB	30
MISS	ALISON JEAN	OLIVER	29 REPTON ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 7EP	100
MR	PAUL	ORTON	49 KING STREET	SOUTHWELL	NOTTINGHAM		NG25 0EH	100
MR	CHRISTOPHER G	OSBORNE	5 RYDAL GARDENS	ASHBY DE LA ZOUCH	LEICS		LE65 1FJ	151
MR	JOHN	OSBORNE	13 FIRS AVENUE	BEESTON	NOTTINGHAM		NG9 2QJ	252
MR	STEPHEN JAMES	OSBORNE	19 TROUGH ROAD	WATNALL	NOTTS		NG16 1HQ	30
MR	MARK	OSBORNE	129 SAVILE ROAD	CASTLEFORD	WEST YORKSHIRE		WF10 1PE	20
MR	STEPHEN PETER	OSBORNE	7 QUEEN STREET	STONY STRATFORD	MILTON KEYNES		MK11 1EG	252
MRS	JENNY E	OSGATHORPE	20 COPELAND DRIVE	HERITAGE WALK	STONE			20
MRS	CHRISTINA ANNE	OWEN	45 TREMAINS COURT	BRACKLA	BRIDGEND		CF31 2SR	45
DR	JOHN PAUL	OXLEY	16 CLINTON COURT	OFF NORTH SHERWOOD STREET	NOTTINGHAM		NG1 4DS	151

MR	ANDREW	PAGE	11 CARLTON CLOSE	HEANOR	DERBYSHIRE			DE75 7YY	302
MR	IAN MICHAEL SPENCER	PAGE	16 OSBORNE AVENUE	SHERWOOD	NOTTINGHAM			NG5 2HJ	1009
MISS	M	PANAYIOTOU	COUMBELEIGH	28 HIGHFIELD ROAD	CHISTEHURST			BR7 6QZ	504
MR	RICHARD J	PANTON	9 THIRLMERE	WEST BRIDGFORD	NOTTINGHAM			NG2 6RP	2522
MR	DAVID MICHEAL	PAPWORTH	3 DRYDEN COURT	MELBOURNE ROAD	STAPLEFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 8LL	252
MRS	ELIZABETH	PARISH	22 WESTBROOK END	NEWTON LONGVILLE	MILTON KEYNES	BUCKINGHAMSHIRE		MK17 0DF	504
MISS	JANE ELIZABETH	PARKINSON	2 BELVOIR CRESCENT	NEWARK	NOTTS			NG24 4DW	504
MRS	ALISON JAYNE	PARKINSON	VIEWLANDS	30 STONE ROAD	YARLET STAFFORD			ST18 9SA	252
MR	ROBERT WILLIAM	PARMENTER	15 STONEY HILLS	RAMSDEN HEATH	BILLERICAY			CM11 1JD	403
MRS	SUSAN	PARROTT	175 LITTLEFIELD LANE	GRIMSBY	SOUTH HUMBERSIDE			DN34 4PS	252
MR	JONATHAN	PARRY	4 LONGMIRE	LAVENDON	BUCKS			MK46 4EG	2522
MRS	LINZI	PARRY	4 LONGMIRE	HIGH STREET	LAVENDON	BUCKINGHAMSHIRE		MK46 4EG	2522
MISS	CAROL	PARRY	75 PARK ROAD	CWMPARC	TREORCHY	RHONDDA CYNON TAFF	MID GLAMORGAN	CF42 6LB	50
MR	STEPHEN	PARSONS	57 KILLERTON PARK DRIVE	WEST BRIDGFORD	NOTTINGHAM			NG2 7SB	2522
MR	CLIVE	PATE	88 GWENDOLINE STREET	TYNEWYDD	RHONDDA CYNON TAFF			CF42 5BP	504
MRS	SUSAN	PATE	88 GWENDOLINE STREET	TREHERBERT	RHONDDA CYNON TAFF			CF42 5BP	1009
MR	NANUBHAI	PATEL	12 MAYNE AVE	LUTON	BEDS			LU4 9LS	2522
MR	RAJNIKANT	PATEL	5 BEALES LANE	WALTON PARK	MILTON KEYNES			MK7 7HB	2522
MRS	V B	PATEL	52 WESTON ST	BOLTON	LANCS			BL3 2RX	504
MR	NILESH	PATHAK	34 HOUSEMAN GARDENS	THE MEADOWS	NOTTINGHAM			NG2 2HX	504
MR	CHRISTOPHER JOHN	PAYNE	51 STRATFORD ROAD	WEST BRIDGFORD	NOTTINGHAM			NG2 6AZ	2522
MR	JOHN FRANCIS	PAYNE	53 BROAD GREEN	WELLINGBOROUGH	NORTHANTS			NN8 4LH	2522
MR	BRIAN DAVID	PAYNE	92 CARVE LEY	WELWYN GARDEN CITY				AL7 3HH	403
MRS	JENNIFER ANNE	PAYTON	313 WATFORD ROAD	ST ALBANS	HERTS			AL2 3DA	2522
MISS	ELIZABETH ANN	PEARSON	FLAT 28	1A HOLLOWSTONE	LACE MARKET	NOTTINGHAM		NG1 1JH	1513
MRS	SHARON	PEARSON	8 BLANFORD GARDENS	WEST BRIDGFORD	NOTTINGHAM			NG2 7UQ	756
LORD	HARRIS OF	PECKHAM	HIGH QUARRY	FROGHOLE	CROCKHAM HILL	EDENBRIDGE	KENT	TN8 6TD	2522
MR	DOMINIC MARK	PEMBERTON	2 GOLD STREET	CLIPSTON	MARKET HARBOROUGH	LEICS		LE16 9RR	1513
MR	RICHARD	PERRY	1 ALBERT BEAN CLOSE	WHITNASH	LEAMINGTON SPA			CV31 2TE	252
MISS	S	PERVEEN	8 WILLIAMS ROAD	SOUTHALL	MIDDLESEX			UB2 5QD	2522
MR	MARK JOHN	PESTEREFF	6 BALMORAL CRESCENT	WOLLATON	NOTTINGHAM			NG8 2DQ	504
MR	JAMES MARTIN	PETERS	75 GARDEN ROAD	EASTWOOD	NOTTINGHAM			NG16 3FY	403
MR	BRIAN	PHELPS	2 BRYONY CLOSE	OAKWOOD	DERBY			DE21 2DP	2522
MR	CRAIG ROBERT	PHILLIPS	3 BURTON RISE	ANNESLEY WOODHOUSE	KIRKBY IN ASHFIELD			NG17 9BR	756
MR	DAVID RICHARD	PHILLIPS	FLAT 10	THE WICKETS	FOX ROAD	WEST BRIDGFORD		NG2 6AJ	504
MRS	PATRICIA	PICKERING	19 CHEDINGTON AVENUE	SPRING LANE FARM	NOTTINGHAM			NG3 5SG	1009
MRS	L	PICKERSGILL	25 HOLGATE ROAD	PONTEFRACT	YORKS			WF8 4ND	403
MRS	PATRICIA MARIE	PIGGOTT	5 QUEENMARY AVE	CLEETHORPES	N E LINCS			DN35 7SP	201
MRS	NICOLA SHARON	PINCOTT	39 VINTERS AVENUE	STEVENAGE	HERTS			SG1 1QU	201
MRS	L	PLATT	1 COWAN WAY	WIDNES	CHESHIRE			WA8 9BJ	2522
MRS	SHANEE	POLLEY	55 ARRENENE	HAVERHILL				CB9 9JT	100
MRS	LISA ANN	PONTING	BRYNBEDWEN VILLA	ABERDARE ROAD	MOUNTAIN ASH			CF45 3PT	403
MR	SIMON JOHN	PORTEOUS	24 CASHFORD GATE	TAUNTON	SOM			TA2 8QA	504
MISS	A K M	POTIK	1 QUARRY ROAD	WANDSWORTH	LONDON			SW18 2QH	2522
MR	WILLIAM	POTTER	8 BROWNS CROFT	BASFORD	NOTTINGHAM	NOTTINGHAMSHIRE		NG6 0QW	504
MRS	ANNE	POWELL	71A STAR STREET	EDGWARE ROAD	LONDON			W2 1QG	504
MR	MICHAEL JOHN	PRENTICE	FLAT 4 ESSENDENE	THE AVENUE	CLIFTON DOWN			BS8 3HG	2522
MRS	DENISE	PRICE	19 HOWARD CLOSE	DAVENTRY	NORTHANTS			NN11 4TD	1009
MR	GRAHAM JAMES	PRIEST	30 BALLANTINE ROAD	RADFORD	COVENTRY	WEST MIDLANDS		CV6 3AP	252
MRS	PATRICIA ANN	PRIESTMAN	73 BEDFORD ROAD	SOUTHPORT	MERSEYSIDE			PR8 4HU	201
MR	MICHAEL COLIN	PYE	62 CHURCH STREET	SOUTHWELL	NOTTS			NG25 0HG	1513
MR	B P	QUALEY	1 TORRIDON CLOSE	LIMES FARM	STANDISH	WIGAN		WN6 0BL	2522
MR	IVAN GRAHAM	QUANTOCK	8 BLACKLANDS	BRIDGWATER	SOMERSET			TA6 3EY	605
MRS	DEBORAH MARY	QUIGLEY	18 LONSDALE DRIVE	TOTON	BEESTON			NG9 6LS	605
MR	GRAEME	RAFFELL	34 GUILLEMOT CLOSE	SOUTH BEACH	BLYTH			NE24 3SN	90
MR	M	RAHMAN	129 ROBIN HOOD GARDENS	WOOLMORE STREET	LONDON			E14 0HG	1009
MRS	NARINDER KAUR	RAI	4 HAWKER ROAD	OADBY	LEICESTER			LE2 4UH	1009
MRS	LORRAINE	RAMSAY	54 SOUTH DENE	SOUTH SHIELDS	TYNE AND WEAR			NE34 0HB	1009
MISS	SHARON ELAINE	RAMSDEN	28 AVON WALK	FEATHERSTONE	W YORKS			WF7 6JR	807
MRS	JANET PAULINE	RANDALL	23 AIRFIELD CLOSE	CROSSWAYS	DORCHESTER DORSET			DT2 8TN	403
MRS	L	RANDLES	28 GUERNSEY RD	WIDNES	CHESHIRE			WA8 3YH	252
MRS	ANNE ELIZABETH	RANDLES	7 SANDAL COURT	SHENLEY CHURCH END	MILTON KEYNES			MK5 6HB	2522
MR	MARK	RAYNER	2 LITTLE CLAYDONS COTTAGE	LITTLE CLAYDONS FARM	OLD SOUTHEND ROAD	CHELMSFORD		CM2 7TB	2522

RG	MR	JASON LEE	REDFERN	4 OSBOURNE CLOSE	WATNALL	NOTTINGHAM	NOTTINGHAMSHIRE		NG16 1LH	252
1EN	MRS	CHRISTINE	REDFERN	6 COLLINGE STREET	PLATT BRIDGE	WIGAN				201
EP	MISS	MIRANDA BONANSEA	REDMORE	3 PORTLAND STREET	LANCASTER				LA1 1SZ	201
W	MR	DAVID JEFFREY	REES	39 PROSPECT PLACE	TREORCHY	RHONDDA CYNON TAFF			CF42 6RE	201
SF	MR	IVOR CHARLES	REEVES	28 OLDBURY PLACE	THORNTON	CLEVELEYS	BLACKPOOL LANCS FY5			605
BH	MRS	PAMELA	REID	97 ABBEY ROAD	KIRBY IN ASHFIELD	NOTTINGHAMSHIRE			NG17 7NW	100
OL	MRS	PATRICIA ANN	REYNOLDS	37 WEGGS FARM ROAD	NORTHAMPTON				NN5 6HD	2522
PA	MRS	MYRA	RICE	2 ASHDOWN ROAD	DAVENTRY	NORTHANTS				403
IE	MRS	SUSAN	RICHARDS	14 WATERLOO PLACE	LEWES	EAST SUSSEX			BN7 2PP	100
QZ	MR	NICHOLAS CHARLES	RICHARDSON	17 LINNET HILL	MICKLEOVER	DERBY	DERBYSHIRE		DE3 0SJ	1513
HS	MR	ANDREW	RICHMOND	24 GLEN WAY	OADBY	LEICESTER			LE2 5YE	807
EH	MRS	KARAN	RIDGARD	8 FOX COVERT	RIVERVIEW PARK	COLWICK			NG4 2DD	252
i	MR	PAUL DAVID	RIGBY	25 GOLDCREST ROAD	CINDERHILL	NOTTINGHAM			NG6 8PT	1009
FH	MR	JONATHAN HOWARD	RILEY	19 CRAIG CLOSE	HEATON NORRIS	STOCKPORT			SK4 2BH	353
LA	MISS	ANN	RIPPON	5 BRACKEN HILL	SOUTH KIRBY	PONTEFRACT	W YORKS		WF9 3SG	1009
N	MR	T	RIX	142 DEVONSHIRE ROAD	HORNCHURCH	ESSEX			RM12 4LW	2522
NQ	MISS	J	ROBBINS	76 ROYDS AVENUE	AIREDALE	CASTLEFORD	WEST YORKSHIRE		WF10 3LH	403
NJ	MR	NICHOLAS JAMES	ROBERTS	2 UPLAND RISE	WALTON	CHESTERFIELD	DERBYSHIRE		S40 2DD	1513
SZ	MRS	BERYL	ROBERTS	20 GLANFFYNNON	LLANRUG	CAERNARFON			LL55 4PR	201
AS	MRS	GWENDA	ROBERTS	78 MERRYLANDS	LAINDON	ESSEX			SS15 6RY	605
ED	MISS	ANN LILIAN	ROBINSON	21 GRANGE CRESCENT	GEDLING	NOTTINGHAM			NG4 4BX	1009
XB	MR	DAVID	ROBINSON	13 BUCKINGHAM ROAD	WOODTHORPE	NOTTINGHAM			NG5 4GE	605
3E	MR	JAMIE	ROBINSON	5 LYBSTER MEWS	THE MEADOWS	NOTTINGHAM			NG2 1PU	252
RB	MR	KEITH	RODGERS	69 HOLT DRIVE	LOUGHBOROUGH	LEICESTERSHIRE			LE11 3HZ	302
JG	MRS	HELEN N	ROGERS	36 TENBURY ROAD	KINGS HEATH	BIRMINGHAM			B14 6AH	302
LZ	MR	CHRISTOPHER JOHN	ROGERS	5 CAMLET GROVE	STANTONBURY FIELDS	MILTON KEYNES	BUCKS		MK14 6TD	807
IQ	MR	JOSEPH	ROMERO	14 CHELWOOD DRIVE	DROYLSDEN	MANCHESTER			M43 7QT	1009
WA	MRS	CAROL	ROOKE	11 TEVERAY DRIVE	PENKRIDGE	STAFFORD			ST19 5SW	100
BJ	MR	KEVIN JOHN	ROSE	2 TANTREE WAY	BRIXWORTH	NORTHANTS			NN6 9UQ	555
AZ	MRS	KAREN	ROSS	17 OCCOMBE VALLEY ROAD	PAIGNTON	DEVON			TQ3 1QX	201
AZ	MR	JAMES	ROSS	3 ST SAVIOURS AVENUE	BRIDGWATER	SOMERSET			TA6 3NZ	2016
HW	MR	BRUNO CHRISTOPHER	ROST	21 MARKET PLACE	MELBOURNE	DERBYSHIRE			DE73 1DS	2016
HL	MRS	CHRISTINE	ROTHERFORTH	16 ROBBINS TERRACE	FEATHERSTONE	PONTEFRACT	WEST YORKSHIRE		WF7 6LN	252
TN	MRS	SUSAN JOY	RUDD	55 WATTS LANE	HILLMORTON	RUGBY			CV21 4PE	100
PB	MR	ALASTAIR NIGEL	RUSBY	2 CHURCHSIDE MEWS	LAUNDER STREET	ORSTON			NG13 9NT	2522
TJ	MS	CAROLYNN ANN	RYAN	63 BENNETT ROAD	MAPPERLEY	NOTTINGHAM			NG3 6BT	1513
BX	MR	SHAFIQ	SADIQ	25 HONEYSUCKLE CLOSE	LAVENDER FIELDS	CALNE			SN11 9TE	504
JB	MR	JAMES NORMAN	SALLIE	53 HUMFREY LANE	BOUGHTON	NORTHAMPTON			NN2 8RQ	2522
UY	MR	FERNANDO	SANCHEZ	57 BOUNDARY ROAD	WEST BRIDGFORD	NOTTINGHAM			NG2 7DB	1009
RD	MR	NIGEL MARK	SANSOM	32 LINTON DRIVE	BOUGHTON	NEWARK			NG22 9JH	20
NQ	MR	DARREN DAVID	SAUNDERS	127 NESTON DRIVE	BULWELL	NOTTINGHAM			NG6 8QY	25
HN	MISS	LEANNE	SAUNDERS	15 ROSSETT DRIVE	STADIUM ESTATE	LEICESTER			LE4 01Q	5
AT	MR	CHRISTOPHER JAMES	SAVAGE	MEADOW BARN	GREAVES LANE	EDINGLEY			NG22 8BL	252
AT	MRS	JANET	SAVILLE	10 WESTGATE GROVE	LOFTHOUSE	WAKEFIELD			WF3 3NP	20
JW	MRS	KAREN	SCAIFE	2 VICTORIA ROAD	KIRKBY IN ASHFIELD	NOTTINGHAMSHIRE			NG17 8AR	50
NU	MR	ROGER	SCOTHERN	101 BINGHAM ROAD	RADCLIFFE ON TRENT	NOTTINGHAM			NG12 2GP	252
NX	MR	ANGUS	SCOTT	10 SHETLAND CLOSE	EASTERN GREEN	COVENTRY			CV5 7LS	50
JJ	MR	S	SCOTT	405 NEW HALL LANE	PRESTON	LANCS			PR1 4SY	50
LX	MRS	H F	SCOTT	46 BISPHAM AVENUE	FARINGTON MOSS	LEYLAND	LANCS		PR26 6QE	50
SA	MRS	LARRIE	SCOTT	7 LAMBOURNE GARDENS	WOODTHORPE	NOTTINGHAM			NG5 4PA	80
EZ	MR	D	SCOTT	1 AKETON DRIVE	CASTLEFORD				WF10 5EA	40
LD	MR	ADRIAN PETER	SEAMAN	6 LEAF CLOSE	HUCKNALL	NOTTINGHAM			NG15 8DU	100
BX	MRS	CHRISTINE ANN	SEDDON	14 DOWN GREEN ROAD	HARWOOD	BOLTON			BL2 3QD	20
NN	MR	ALAN DAVID	SEMARK	2 PARSLEY CLOSE	WALNUT TREE	MILTON KEYNES			MK7 7DA	252
	MR	MARK	SEWELL	FLAT 8	MUSTERS GABLES	72 MUSTERS ROAD	WEST BRIDGFORD	NOTTINGHAM	NG2 7PS	252
U	MRS	ANURADHA	SHARDA	15 ELMCROFT CRESCENT	HARROW	MIDDX			HA2 6HL	50
AU	MR	MICHAEL	SHARPE	58 DIGBY STREET	KIMBERLEY	NOTTINGHAM			NG16 2HP	100
DG	MR	ANDREW SIMON O	SHAUGHNESSY	30 ORFORD AVENUE	RADCLIFFE ON TRENT	NOTTINGHAM			NG12 2DD	100
AS	MISS	ALISON	SHAW	8 WOOD GREEN	WHITWOOD	CASTLEFORD	W YORKS		WF10 5PH	40
BE	MRS	SARAH ANN	SHAW	19 LONGDIN STREET	LATCHFORD	WARRINGTON	CHESHIRE		WA4 1PW	100
AY	MRS	ROSEMARY	SHEFFIELD	74 LONDON ROAD	STONE DARTFORD	KENT			DA2 6AN	10
LN	MR	DANIEL MICHAEL	SHEPHARD	58 BASLOW DRIVE	BEESTON	NOTTINGHAM	NOTTINGHAMSHIRE		NG9 2SR	121
Z	MRS	SUSAN ANNE	SHERRY	5 SOUTH ST	BALL GREEN	STOKE ON TRENT			ST6 8AX	20

MR	J	TAILOR	3A BEVERLEY RD	HEATON	BOLTON	LANCS		BL1 4DU	252
MRS	ROSEMARY	TALBOT	8 FALCON MEWS	ELY	CAMBS			CB6 3EB	403
MR	HARVEY	TAMMAM	12 NEWDIGATE STREET	KIMBERLEY	NOTTINGHAM			NG16 2NJ	2522
MRS	JEANETTE	TAYLOR	32 COMPTON WAY	MIDDLETON	MANCHESTER			M24 2BG	504
MR	MARK LESLIE	TAYLOR	52 HENDON RISE	MAPPERLEY	NOTTINGHAM			NG3 3AN	504
MRS	TERESA	TAYLOR	THE COTTAGE	1 CHAPPLE LANE	UPPER BROUGHTON			LE14 3BB	2522
MRS	ROSALIE	TAYLOR	47 MOORFIELD	HARLOW	ESSEX			CM18 7QF	100
MRS	MELIA DAWN	TAYLOR	22 DOVEHOUSE CLOSE	BROMHAM	BEDS			MK43 8PS	504
MR	ROBERT	TENCH	145 PARK ROAD	LOUGHBOROUGH	LEICESTER			LE11 2HD	2522
MR	ALAN ROBERT	TENNANT	4 BELTON CLOSE	SANDIACRE	NOTTINGHAM			NG10 5PE	504
MRS	SANDRA	TESTER	25 BODIAM AVENUE	LOWER BEVENDEAN	BRIGHTON			BN2 4LN	201
MRS	BARBARA	THACKER	14 SPINNEYFIELDS	WILDWOOD	STAFFORD			ST17 4RR	100
MRS	LESLEY ANN	THAKE	12 WILLOW CRESCENT	MARKET HARBOROUGH	LEICESTERSHIRE			LE16 7DT	282
MRS	RAMBAI	THAKRANI	70 PRINCES AVENUE	KINGSBURY				NW9 9JD	50
MRS	JACQUELINE E	THEOBALD	34 MENDELSSOHN GROVE	BROWNS WOOD	MILTON KEYNES			MK7 8DH	2522
MRS	JOYCE ANN	THOMAS	29 ROSSER STREET	NEATH	WEST GLAMORGAN			SA11 3DA	100
MR	HAROLD MICHAEL	THOMAS	FOREST VIEW BUNGALOW	35 FOREST ROAD	HARTWELL	NORTHANTS		NN29 7UT	2522
MRS	JILL	THOMAS	27 WOODGATE ROAD	WOOTTON	NORTHAMPTON			NN4 6ET	1261
MRS	SUSAN	THOMPSON	12 PRIMROSE WALK	WOODFORD HALSE	DAVENTRY	NORTHAMPTONSHIRE		NN11 3HT	201
MISS	J A	THOMPSON	63 CAMPION ROAD	HATFIELD	HERTS			AL10 9FA	2522
MR	ALAN CHARLES	THORNE	69 WINDSOR RD	BELLAIRE BRADIFORD	BARNSTAPLE DEVON			EX31 4AG	2522
MR	DAVID	THORNLEY	9 NASEBY CLOSE	MICKLEOVER	DERBY			DE3 0QU	1009
MR	ERIC	THORPE	6 GREEN HILL HOLT	WORTLEY	LEEDS			LS12 4HY	1009
MRS	SUSAN ANN	THORPE	4 LAGDONA CLOSE	NEWPORT PAGNELL	BUCKS			MKI6 9BN	504
MR	GERALD	TIMSON	20 FARRWOOD CLOSE	GROBY	LEICESTER			LE6 0FX	605
MR	IAN	TINKER	5 BROOKE CLOSE	OAKHAM	RUTLAND			LE15 6GD	1009
MR	TREVOR	TINSDALE	26 NIGHTINGALES	LANGDON HILLS	BASILDON	ESSEX		SS16 6SA	807
MR	PHILIP ROGER	TIPNEY	235 TAUNTON RD	BRIDGWATER	SOMERSET			TA6 6BJ	2522
MRS	SUSAN LORRAINE	TOMALIN	BILTON HALL BARN	BILTON HALL DRIVE	HARROGATE	NORTH YORKSHIRE		HG1 4DW	2522
MR	RICHARD	TOMLINSON	4 HUNTERS CLOSE	MANSFIELD WOODHOUSE	NOTTINGHAMSHIRE			NG19 9JE	504
MR	ANTHONY PHILLIP	TOOLEY	24 FISHER AVENUE	WOODTHORPE	NOTTINGHAM			NG5 4JE	2018
MRS	JOANNE PATRICIA	TOVEY	7 TAUNTON ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE		NG2 6EW	1009
MRS	MANDY MARION	TOYNTON	59 LUCKNOW AVENUE	MAPPERLEY PARK	NOTTINGHAM			NG3 5AZ	2522
MR	MARK GORDON	TRESIDDER	34 GRACES CLOSE	CRANFIELD	BEDS			MK43 0HQ	252
MR	KONSTANTINOS	TRIANTAFYLLIDIS	8A MOSS DRIVE	VANGE	BASILDON	ESSEX		SS16 4SA	1089
MRS	DARSHANA	TRIVEDI	3 TRESCOE GARDENS	HARROW	MIDDLESEX			HA2 9TB	1009
MR	CLIVE R	TRUSSON	18 PELHAM CRESCENT	BEESTON	NOTTINGHAM			NG9 2ER	1009
MRS	SUSAN CHRISTINE	TUBBS	ZARIA GT NORTH RD	SOUTHOE	HUNTINGDON			PE19 5YF	403
MR	GEOFFREY WILLIAM	TUCKER	9 WOODBINE CLOSE	BRANSTON	BURTON UPON TRENT			DE14 3FF	504
MRS	JOANNE	TUDOR	10 KIPLING GROVE	PONTEFRACT	WEST YORKS			WF8 1LF	524
MRS	MARIA TERESA	TULIP	59 STACY AVENUE	WOLVERTON	MILTON KEYNES			MK12 5DN	1009
MRS	CHRISTINE	TUNNINGLEY	14 BELVOIR DRIVE	KNOTTINGLEY	W YORKSHIRE			WF11 8HD	403
MR	ALAN	TURNER	DRAPERS HOUSE	BEANCROFT ROAD	MARSTON MORETAINE			MK43 0QE	504
MISS	T	TURNER	4 HASTINGS AVENUE	CLACTON-ON-SEA	ESSEX			CO15 1XX	504
MISS	SARAH ALLISON	TURPIN	9 MAPLESTEAD AVENUE	WILFORD VILLAGE	NOTTINGHAM			NG11 7AS	100
MR	PAUL DAVID	TYLER	41 ALBAN ROAD	LETCHWORTH	HERTS			SG6 2AT	252
MR	GARY	UNSWORTH	44 HOLTHOUSE ROAD	TOTTINGTON	BURY	LANCS		BL8 3LA	80
MISS	JAGJEET	UPPAL	UPPAL HOUSE	3 CHERRY TREE GARDENS	THACKLEY	BRADFORD		BD10 8UR	201
MRS	ROSEANN	VARNEY	3 ST ANDREWS DRIVE	DAVENTRY	NORTHANTS			NN11 4NX	60
MR	PAUL	VAUSE	46A MAIN STREET	ALLERTON BYWATER	CASTLEFORD			WF10 2BZ	252
MISS	KRISTY EMMA	VENABLES	17 HOLLOWAY DRIVE	BUCKINGHAM	BUCKINGHAMSHIRE			MK18 1GF	50
MR	FABIANO	VERGARI	371 NOTTINGHAM ROAD	NEW BASFORD	NOTTINGHAM			NG7 7EU	252
MISS	ANJNA	VYAS	15 LOCKINGTON CRESCENT	DUNSTABLE	BEDFORDSHIRE			LU5 4ST	60
MRS	JOAN	WACHTLER	10 PARK DRIVE	SUTTON-IN-CRAVEN	KEIGHLEY	WEST YORKSHIRE		BD20 7RQ	252
MISS	ANNE MARIE	WAGG	99 BARLOW DRIVE SOUTH	AWSWORTH	NOTTINGHAM			NG16 2RR	20
MS	JOANNE	WAGSTAFF	44 WOODVIEW CRESCENT	THREE LANE ENDS	CASTLEFORD	WEST YORKSHIRE		WF10 1PP	40
MRS	TINA E	WAKELIN	9 BRAMBLE CROFT	SUTTON IN ASHFIELD	NOTTINGHAM			NG17 1HJ	50
MR	STEPHEN	WALDOCK	1 HAWKINS CLOSE	DAVENTRY	NORTHANTS			NN11 4JG	80
MR	JOHN WILLIAM	WALKER	58 WILSTHORPE ROAD	BREASTAN	DERBYSHIRE			DE72 3GB	126
MR	MATTHEW	WALKER	D/89	NEW MEDLOCK HOUSE	41 CHESTER STREET	MANCHESTER	LANCASHIRE	M15 6JZ	45
MRS	CAROL	WALKER	170 HIGHER LOMAX LANE	HEYWOOD	LANCASHIRE			OL10 4SL	40
MRS	DEBRA	WALKER	25 MAYORS WALK	TOWNVILLE	CASTLEFORD	WEST YORKSHIRE		WF10 3QY	20
[illegible]	[illegible]	WALKER	31 TOWER ROAD	RUGBY	WARKS			CV22 5NA	60

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	284,496		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Limited Address C/O Share Dealing Services The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	149,493
Name See attached lists Address UK Postcode	Ordinary	135,003
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed [signature] **Date** 11 June 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street, Ardwick,
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

GUS Plc
Allotment 2 - 6th May 2004
2001 3 Year - Option Price £3.84

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Allotted
DR	CLAIRE MARIE	ASHLEY	61 HOLLINWELL AVENUE	WOLLATON	NOTTINGHAM	NOTTINGHAMSHIRE		NG8 1JY	2522
MR	STEPHEN	BAILEY	BOUGAINVILLEA	1 ABBEY GDNS	GREAT HAYWOOD			ST18 0RY	2522
MR	HARBHAJAN	BANWAIT	6 DUNSTER PLACE	HOLBROOKS	COVENTRY			CV6 4JE	1009
MRS	SUSAN	BAPTISTE	1 BIDDEN COURT	PITSEA	BASILDON	ESSEX		SS13 2NS	504
MISS	LISA	BARLOW	GROUND FLOOR	40 CROWN STREET	INVERNESS			IV2 3AZ	252
MR	STEPHEN JAMES	BERRY	35 MASEFIELD AVENUE	EATON FORD	ST NEOTS	CAMBRIDGESHIRE		PE19 7LS	1009
MISS	J E	BIRD	85A HIGH STREET	BEXLEY	KENT			DA5 1JX	201
MISS	SARAH LOUISE	BORLEY	17 SWIFT DRIVE	STOWMARKET	SUFFOLK			IP14 5NB	201
MR	DARREN JAMES	BRIMER	56 GLAPTON ROAD	THE MEADOWS	NOTTINGHAM			NG2 2FN	302
MISS	SARAH ELIZABETH	BURRELL	C/O 85 ALZEY GARDENS	HARPENDEN	HERTFORDSHIRE			AL5 5SZ	655
MRS	S	BURTON	7 HADRIAN CLOSE	FERRY FRYSTON	CASTLEFORD			WF10 2NE	2522
MR	CERI	BUSHNELL	10 BLAENCWM ROAD	BLAENCWM	RHONDDA CYNON TAFF			CF42 5DG	968
MISS	JOANNA MARGARET	BUXTON	WILDS FARMHOUSE	MAIN STREET	BRANSTON			NG32 1RU	1009
MRS	M R	CALCUTT	171 RUSH GREEN ROAD	ROMFORD	ESSEX			RM7 0PX	1009
MRS	JAYNE	CANNON	17 LAGONDA CLOSE	KNYPERSLEY	STOKE ON TRENT			ST8 6PZ	201
MR	MICHAEL WING	CHAN	C/O S CHAN	11A THE BROADWAY	PLOUGH LANE	BEDDINGTON	CROYDON SURREY	CR0 4QR	1513
MISS	KELLY	COLLINGE	159 RIDGE AVENUE	BURNLEY				BB10 3JD	302
MR	WILLIAM	CONNELL	11 CURLEW WAY	WELTON LODGE PARK	DAVENTRY	NORTHANTS		NN11 5XS	2522
MRS	YVONNE MARY	COOK	14 FISHER STREET	HEDNESFORD	STAFFS			WS12 4JZ	1009
MR	GARY	CORNISH	22 THIRLMERE	EDWALTON	NOTTINGHAM			NG2 6RP	2522
MRS	CATHRYN	COTTERILL	2 TORMORE CLOSE	HEAPEY	CHORLEY	LANCS		PR6 9BP	2018
MR	JAMES ALEXANDER	CRAIG	63 FAVELL DRIVE	FURZTON	MILTON KEYNES			MK4 1AX	1009
MRS	CLAIRE ELIZABETH	CULLIS	4 WHATTON DRIVE	WEST BRIDGFORD	NOTTINGHAM			NG2 7UX	2522
MR	S R	CUNOOSAMY	20A MORLEY HILL	ENFIELD	MIDDLESEX			EN2 0BJ	504
MRS	ESTHER	CURTIS	230 DIAMOND AVENUE	KIRKBY-IN-ASHFIELD	NOTTINGHAM	NOTTINGHAMSHIRE		NG17 7NA	2522
MISS	TRACEY M	DANIEL	7 QUEEN STREET	HUCKNALL	NOTTINGHAM			NG15 7ED	201
MRS	BERYL JEAN	DASS	77 WHALLEY DRIVE	BLETCHLEY	MILTON KEYNES			MK3 6HX	2522
MISS	ELAINE	DEAN	29 ASHFORD PARK	GOLCAR	HUDDERSFIELD	WEST YORKSHIRE		HD7 4RL	504
MR	TONY	DIAMOND	39 MEREWOOD ROAD	CASTLEFORD	W YORKS			WF10 1QJ	403
MR	NEIL DAVID	DODSON	2 EUGSTER AVENUE	KEMPSTON	BEDS			MK42 7DF	2522
MR	MARTIN JAMES	DURKIN	163 BENNETT STREET	LONG EATON	NOTTINGHAM			NG10 4HG	504
MR	ARTHUR	EVANS	43 KINSLEY HOUSE CRES	FITZWILLIAM	PONTEFRACT			WF9 5NB	2522
MR	STEPHEN DAVID	FINNEY	9 OAKLANDS	WEEDON	NORTHANTS			NN7 4RH	242
MR	ROGER PHILLIP	FITTON	9 MONSALDALE CLOSE	CLAYHANGER	WALSALL	WEST MIDLANDS		WS8 7SL	252
MRS	CAROL	FLACK	32 OXMAN LANE	WILVERTON MILL	MILTON KEYNES	BUCKS		MK12 6LF	504
MR	BRIAN	GIBSON	16 FURLONG WAY	GREAT AMWELL	HERTFORDSHIRE			SG12 9TF	2522
MISS	KATHRYN ANNE	GIBSON	19 MULBERRY CLOSE	WATFORD	HERTS			WD17 4UZ	302
MR	STEPHEN JONATHAN	GILBERT	2 HOLDEN CLOSE	HITCHIN	HERTFORDSHIRE			SG4 0EJ	403
MISS	DIVYA N	GOKANI	83 MILL ROAD	NEWTHORPE	NOTTINGHAM			NG16 3QE	504
MR	MICHAEL NEIL	GOSS	2 MAVIS AVENUE	RAVENSHEAD	NOTTINGHAM			NG15 9EB	504
MRS	CAROLYN MARY	GREEN	17 OAK TREE AVENUE	RADCLIFFE-ON-TRENT	NOTTINGHAM			NG12 1AD	2522
MR	DANIEL PHILIP	GRIFFITHS	UPCOTE COTTAGE	CHILBOLTON	STOCKBRIDGE			SO20 6BA	2522
MR	NICHOLAS EDWARD	HALLAM	72 NEWALL DRIVE	CHILWELL	NOTTINGHAM			NG9 6NX	1110
MISS	SHARON	HAMILL	47 WALLACE ROAD	LOUGHBOROUGH	LEICESTERSHIRE			LE11 3NU	1009
MR	JAMES	HARLOW	18 ACORN PLACE	LANGDON HILLS	BASILDON			SS16 6RJ	1009
MR	CRAIG ANTONY	HILTON	65 GLENEAGLES DRIVE	ARNOLD	NOTTINGHAM			NG5 8QP	504
MR	COLIN JOHN	HOLMES	THE STONE HOUSE	WELFORD ROAD	THORNBY NORTHANTS			NN6 8SJ	2522

MR	ABDUL	HOQUE	56 HEMSWORTH COURT	HOBBS PLACE	LONDON			N1 5LE	504
MRS	DEBRA	HUDSON	31 LAUNCESTON ROAD	RADCLIFFE				M26 3UN	504
MRS	LINDA	HUTCHINSON	29 DROMORE ROAD	DESERTMARTIN	MAGHERAFELT	COUNTY LONDONDERRY		BT45 5JZ	201
MR	STEPHEN	INGALL	FAIRHOLME	MAIN STREET	BLEASBY			NG14 7GH	1009
MRS	C A	IVES	23 LONGFIELD	FULWOOD	PRESTON	LANCASHIRE		PR2 9RN	302
MR	STEVEN	IVES	23 CRANSTON GARDENS	CHINGFORD				E4 9BG	302
MR	ANDREW JOHN	JACKSON	24 PARKSTONE CLOSE	WEST BRIDGFORD	NOTTINGHAM			NG2 7UW	201
MRS	MARION	JOYCE	10 THE DINGLE	DAVENTRY	NORTHANTS			NN11 4DJ	201
MISS	S	KANIA	51A CROMWELL AVENUE	HIGHGATE	LONDON			N6 5HP	201
MRS	SHARRON	KAY	3 ROE HEY DRIVE	COPPULL	NR CHORLEY			PR7 4PU	252
MR	ALEXANDER RICHARD	KELLY	47 BYRON ROAD	WEST BRIDGFORD	NOTTINGHAM	NOTTINGHAMSHIRE		NG2 6DY	504
MRS	JANET	KERRIGAN	61 GLENHUNTLY TERRAC	PORT GLASGOW	RENFREWSHIRE			PA14 5QD	403
MR	BARRY	LAMACRAFT	133B NORTH LANE	CLANFIELD	WATERLOOVILLE			PO8 0RL	2018
MRS	HEATHER E	LEWIS	13 BRISTLE HALL WAY	WESTHOUGHTON	BOLTON	LANCS		BL5 3QA	2522
MR	KEITH	LEWIS	19 WESTERLANDS	STAPLEFORD	NOTTINGHAM			NG9 7JE	504
MR	PAUL	LLOYD	15 GRASMERE CRESCENT	NUNEATON	WARWICKSHIRE			CV11 6ED	1009
MR	PETER WILLIAM	LOE	THE OLD VICARAGE	21 VICARAGE LANE	EATON	GRANTHAM	LINCOLNSHIRE	NG32 1SP	2522
MS	BLAITHIN MARGARET	MARTIN	3 ENNERDALE CLOSE	GAMSTON	NOTTINGHAM			NG2 6NG	1513
MISS	LINDSAY MICHELLE	MCGARRY	24 BESECAR AVENUE	GEDLING	NOTTINGHAM			NG4 4DL	252
MR	EDWARD	MCGILVERAY	2 DUKE STREET	THE MOUNTS	NORTHAMPTON			NN1 3BA	2522
MR	JORDY	MCKIRGAN	112 CLIFTON WAY	HINCKLEY	LEICESTERSHIRE			LE11 4UZ	756
MR	RICHARD IAN	MCTAGGART	CHEDDLETON HOUSE	39 THORPEVILLE	MOUTON	NORTHAMPTON		NN3 7TS	1009
MR	JOHN	MENDES	5 NORWOOD ROAD	EFFINGHAM	SURREY			KT24 5NT	2522
MISS	JILLY EMMA	MONTFORD	129 UNDERWOOD PLACE	OLDBROOK	MILTON KEYNES				302
MRS	MIA BENAVIDES	MURRAY	TATTENHOE HALL FARM	TATTENHOE	MILTON KEYNES	BUCKINGHAMSHIRE		MK4 3AA	1009
MR	CHRISTOPHER JOHN	NEWMAN	18 DAWNEY DRIVE	FOUR OAKS	SUTTON COLDFIELD	WEST MIDLANDS		B75 5JA	2522
MRS	VICTORIA	NOON	3 GRANGE CLOSE	WILFORD VILLAGE	NOTTINGHAM			NG11 7BA	2522
MR	LEMBIT	NUUT	166 LEEDS ROAD	ALLERTON BYWATER	CASTLEFORD	W YORKS			2522
MRS	PATRICIA JENNIFER	O'HALLORAN	29 MOORLAND ROAD	ST AUSTELL	CORNWALL			PL25 5BS	100
MISS	NITA	PATEL	30 GARENDON ROAD	LOUGHBOROUGH	LEICESTERSHIRE			LE11 4QD	2522
MR	MARTIN	PHILLIPS	THE FLAT	SHELTAM	LANDMERE LANE	RUDDINGTON	NOTTINGHAM	NG11 6ND	1009
MISS	DENISE	PICKERSGILL	34 EDEN CLOSE	DAVENTRY	NORTHANTS			NN11 4QS	403
MR	MOHAMMED SHAHEEN	RAHMAN	FLAT 99	HOLCROFT COURT	CLIPSTONE STREET	LONDON		W1W 5DH	1009
MISS	CAROLINE HELEN	REA	3 SUMMERFIELDS WAY	SHIPLEY VIEW	ILKESTON			DE7 9HE	252
MR	DECLAN	REA	14 ORTON CLOSE	REARSBY	LEICESTER			LE7 4XZ	1261
MS	SUSAN	ROSE	3 ASH CLOSE	BARROW-UPON-SOAR	LEICESTERSHIRE			LE12 8SN	756
MRS	LESLEY MARIE	RYAN	FLAT 22	4 LLOYD ROAD	LEVENSHULME	MANCHESTER		M19 2QB	807
MR	MICHAEL	SALE	9 ROWALLEN WAY	LANCASTER GATE	DAVENTRY NORTHANTS			NN11 5BS	504
MRS	NICOLA	SALES	12 GAINSBOROUGH WAY	LANG FARM	DAVENTRY NORTHANTS			NN11 5GE	403
MRS	H A	SANFORD	22 COBDEN ROAD	SOUTH NORWOOD	LONDON			SE25 5NX	605
MRS	SARAH CATHERINE	SILVERWOOD	1 MILL LANE	CLOPHILL	BEDFORD			MK45 4BX	2018
MR	IAN JOHN	SKIDMORE	1 WAVERLEY AVENUE	BEESTON	NOTTINGHAM			NG9 1HZ	1513
MR	MARTIN ROBERT	SMITH	88 ULLSWATER CRESCENT	BRAMCOTE	NOTTINGHAM			NG9 3BE	1110
MR	MICHAEL	SMITH	19 WATER CLOSE	OLD STRATFORD	MILTON KEYNES	BUCKINGHAMSHIRE		MK19 6NZ	2522
MR	AMISH N	SOMAIYA	186 SHIRLEY ROAD	SHIRLEY	CROYDON SURREY			CR0 7LP	504
MR	NEIL GEOFFREY	SPIBY	31 BARDSLEY GATE AVE	STALYBRIDGE	CHESHIRE			SK15 2TA	605
MRS	DORIS	STANTON	43 SHERWOOD DRIVE	DAVENTRY	NORTHANTS			NN11 5SA	201
MRS	JILL CHRISTINE	STEVENS	SIDEGATE COTTAGE	STAPLECROSS ROAD	NORTHIAM	RYE		TN31 6JP	1009
MR	KOONSUNG	TANG	99 GAYTON HOUSE	CHILTERN ROAD	BOW LONDON			E3 4BY	2522
MR	CHRISTOPHER DAVID	TAYLOR	2 ACACIA CLOSE	LEICESTER FOREST EAST	LEICESTER			LE3 3PX	504
MRS	SHERREEN ANN	THEAKSTONE	32 BEESTON FIELDS DRIVE	BEESTON	NOTTINGHAM			NG9 3DB	252
MRS	TRUDI ANN	UPSHER	86 LOCKS ROAD	LOCKS HEATH	SOUTHAMPTON			SO31 6NR	302
MR	JONATHAN NELSON	VASEY	17 BRAMCOTE DRIVE	BEESTON	NOTTINGHAM			NG9 1AT	2522
MR	DUNCAN	VEASEY	4 CHURCH CLOSE	WOLVEY	LEICESTER			LE10 3LU	2522

MR	SEAN IAN	WALLIS	15 CHAPMANS DRIVE	OLD STRATFORD	MILTON KEYNES		MK19 6NT	2522
MR	ANDREW CHARLES	WALTON	19 WOODSIDE DRIVE	ALLESTREE	DERBY		DE22 2UN	756
MRS	LYNDA JOYE	WARD	22 ILMINSTER RD	TAUNTON	SOMERSET		TA1 2DR	504
MR	RICHARD JON	WATKINS	41 CAPE COD	IRVINE	CA 92620	USA		504
MISS	MICHELLE	WATTERS	26 THE MEDWAY	SUMMIT	HEYWOOD	LANCS	OL10 4SP	504
MR	KEVAN TERRY	WETHERDEN	9 WILLOW CLOSE	WESTONZOYLAND	BRIDGWATER		TA7 0HL	605
MRS	JANET MARY	WHITE	GRIGGSFARM	WEST STREET	COGGESHALL	ESSEX	CO6 1NT	2522
MR	MICHAEL HAYDN	WILLIS	32 OLD OAK DRIVE	SILVERSTONE	NORTHANTS		NN12 8DN	2522
MR	PETER JAMES	WILSON	3 CHARTA MEWS	LOWDHAM	NOTTINGHAM		NG14 7AW	2522
MR	COLIN	WILSON	15 SWIFTWAY	LUTTERWORTH	LEICS		LE17 4PB	403
MR	MARTIN	WILSON	8 SPARTAN CLOSE	WOOTTON	NORTHAMPTON	NORTHAMPTONSHIRE	NN4 6JW	2522
MRS	A	WOOD	10 STRAWBERRY GARDENS	ROYSTON	BARNSLEY		S71 4PW	403
MR	MARK JAMES	WRIGHT	9 BUTLERS FIELD	LANGAR	NOTTINGHAM		NG13 9HS	1009
MRS	JANET ANNE	WRIGHT	38 GARDNER AVENUE	CORRINGHAM	ESSEX		SS17 7SD	403
MR	JAMES	YEOMANS	THE GROVE	CAUSEY HILL	HEXHAM	NORTHUMBERLAND		1513
MR	NEIL	YOUNG	60 DEVON DRIVE	SHERWOOD	NOTTINGHAM		NG5 2EN	504
								135,003

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number 146575

Company name in full GUS Plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which s es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	110,630		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Limited Address C/O Share Dealing Services The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 51,175
Name See attached lists Address UK Postcode	Class of shares allotted Ordinary	Number allotted 59,455
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 11 June 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street, Ardwick
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

GUS Plc

Allotment 3 - 13th May 2004

2001 3 Year - Option Price £3.84

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Allotted
MRS	AMANDA	ANSTY	BRYNHEDD SALEM ROAD	ST CLEARS	CARMARTHEN		SA33 4DH	403
MRS	RACHEL MICHELLE	BARNETT	11 OAKFIELDS GROVE	SPONDON	DERBY		DE21 7ST	504
MR	B	BARTIMEUS	27 REDBRIDGE COURT	REDBRIDGE LANE EAST	ILFORD	ESSEX	IG4 5DG	2522
MRS	JENNIFER	BAXENDALE	16 BURTON WALK	EAST LEAKE	LEICESTERSHIRE		LE12 6LB	2018
MISS	P	BRYNING	16 ST EDWARDS AVENUE	BARNSLEY	SOUTH YORKSHIRE		S70 6LQ	605
MRS	ALISON MARGARET	CLARE	BENLLECH	CHURCH WALK	BLETCHLEY		MK3 6DQ	2522
MRS	MARGARET LILIAN	COX	2 YEW TREE COURT	STAFFORD			ST17 9XH	605
MRS	JANET	CURRELL	28 WELCH ROAD	GOSPORT	HAMPSHIRE		PO12 4PZ	302
MR	DAVID	DAVIES	12 PORTWAY DRIVE	TUTBURY	BURTON-ON-TRENT		DE13 9HU	2522
MRS	JACQUELINE ANNE	DUNHAM	1 HIGH PARK CLOSE	COVENTRY	WEST MIDLANDS		CV5 7BE	201
MR	DANIEL	EDWARDS	THE HEDGEWIG	OLD FARM HALL	NEWARK ROAD		NG23 5JS	1009
MISS	GILLIAN RUTH	ELLEMORE	17 PINEWOOD CLOSE	SOUTHWELL			NG25 0DD	756
MR	ALAN ROBERT	FARMER	2 ESKDALE CLOSE	LONG EATON	NOTTINGHAM		NG10 3LQ	504
MRS	ANN	FISHER	3 NORTH MEMORIAL HOME	STOUGHTON ROAD	OADBY		LE2 4FL	100
MRS	LESLEY	GOODMAN	4 MANOR COURT	COMMON LANE	RADLETT	HERTS	WD7 8PU	2522
MRS	SANDRA MADELINE	GREIG	DANESCOTT HOUSE	49A LONDON ROAD	DAVENTRY	NORTHANTS	NN11 4DT	2522
MR	ROGER	GWYNNE-JONES	THE COACH HOUSE	FALCON MANOR	TOWCESTER ROAD GREENS	NORTON NORTHANTS	NN12 8BN	1513
MR	IAN JAMES	HARLEY	MANOR COTTAGE	HIGH STREET MILTON MALSOR	NORTHAMPTONSHIRE		NN7 3AS	2522
MR	MATHEW DAVID	HARRINGTON	11 HAILEYBURY CRESCENT	WEST BRIDGFORD	NOTTINGHAM		NG2 7BH	807
MR	NOEL	HEANEY	18 CARNAGH PARK	NEWRY			BT34 2QR	403
MRS	M R	HESKETH	SHUTTLING FIELDS	SHUTTLING FIELDS LANE	HOGHTON	PRESTON	PR5 0LH	504
MRS	HELEN ELAINE	KELLY	4 MONTGOMERYWELL	DOVECOT PARK	FALKIRK	STIRLINGSHIRE	FK2 8NB	1009
MISS	LISA	LANGDON	7 BROAD PARK	SANDY LANE	BRAMPFORD SPEKE	EXETER	EX5 5HP	151
MR	PETER	LARKIN	50 ERICSSON CLOSE	ASHBY FIELDS	DAVENTRY NORTHANTS		NN11 5TP	605
MR	MARC	LEACOCK	3 HOLLAND STREET	HEYWOOD	LANCS		OL10 4JZ	211
MRS	JANICE LINDA	MALLEN	83 LAURA GROVE	PAIGNTON	DEVON		TQ3 2LL	201
MR	A	MCALLISTER	64 GEORGE LANE	MARLBOROUGH	WILTSHIRE		SN8 4BY	403
MR	DAVID	MCCLAREN	11 HAWKSNEST	GRANGEWOOD PARK	EAST HUNSBURY	NORTHANTS	NN4 0RH	2522
MRS	KATHLEEN	MCCOURTY	53 BRAUNSTON ROAD	DAVENTRY	NORTHAMPTONSHIRE		NN11 5BY	403
MR	JOHN	MILNER	6 ST GEORGES DRIVE	DEGANWY	CONWY		LL31 9PP	100
MRS	GEETA	MISTRY	77 CHRISTOPHER DRIVE	THURMASTON	LEICESTER		LE4 7FX	1009
MR	MARK ANDREW	PEARCE	30 LARCH LANE	DUSTON	NORTHAMPTONSHIRE		NN5 6NP	1009
MISS	DIANE	PECK	83 EASTORPE STREET	RUDDINGTON	NOTTINGHAM		NG11 6LB	504
MRS	ANNE	PENN	4 MALLORY WAY	DAVENTRY	NORTHANTS		NN11 5UN	2522
MRS	JEAN	RAE	126 LEEDS ROAD	ALLERTON BYWATER	CASTLEFORD		WF10 2HB	403
MR	JARED	RAINO	4 BISHOPHOLME ROAD	NORWOOD	SHEFFIELD		S5 7DF	201
MRS	KAREN EILEEN	SALE	27 HILLSIDE DRIVE	LITTLE HAYWOOD	STAFFS		ST18 0NN	504
MRS	ALISON KAY	SHAW	17 STANLEY ROAD	HILLMORTON	RUGBY		CV21 3UE	2522
MR	JOHN	SHAW	TALLENTYRE	163 CALDERBROOK ROAD	LITTLEBOROUGH	LANCASHIRE	OL15 9JW	1009
MS	ANNEMARIE	SHILLITO	18 CHARLESTON HOUSE	PEEL STREET	NOTTINGHAM		NG1 4GN	504
MRS	DENISE	SKIPP	25 HEATHER DRIVE	DARTFORD	KENT		DA1 3LF	605
MR	MICHAEL	SMITH	3 WILSON STREET	SUTTON-IN-CRAVEN	KEIGHLEY	WEST YORKSHIRE	BD20 7HR	100
MR	ALLAN JAMES	STATHER	12 HIGH STREET	LLANDOVERY			SA20 0PU	2522
MR	JOHN	TOPLISS	73 BARRYDALE AVENUE	BEESTON	NOTTINGHAM		NG9 1GN	2018

MRS	THELMA	ULPH	71 THE STOUR	DAVENTRY	NORTHANTS		NN11 4PS	504
MR	NICHOLAS	ULPH	71 THE STOUR	DAVENTRY	NORTHANTS		NN11 4PS	504
MISS	PARUL	VADGAMA	FLAT 15	CITY APPROACH	190 CITY ROAD	LONDON	EC1V 2QH	2522
MR	MATTHEW EVISON	VARLEY	24 HARROW ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 7DU	1513
MR	KENNETH KIT	WAI	6 MAIDENHEAD AVENUE	BRADWELL COMMON	MILTON KEYNES		MK13 8NA	2522
MR	JULIAN CHARLES	WARR	31 WRENS PARK	MIDDLETON	MILTON KEYNES	BUCKINGHAMSHIRE	MK10 9BH	2522
MR	IAIN DANIEL	WESTERDALE	79 RUNSWICK DRIVE	WOLLATON	NOTTINGHAM		NG8 1JF	1513
MR	GARY	WINKLESS	7 THE OSIERS	BRAUNSTONE	LEICESTER		LE3 2XN	807
MR	JOHN MALCOLM	WOOD	11 REED POND WALK	LANGDON HILLS	BASILDON		SS16 6AX	242
MR	DAVID	WOODCOCK	11 ALBERT STREET	KEARSLEY	BOLTON	LANCASHIRE	BL4 8BJ	403
								59455

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	75,509		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: C/O Share Dealing Services The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	37,606
Name: See attached lists Address: UK Postcode	Ordinary	37,903
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 11 June 2004

A ~~director~~ / secretary / administrator / administrative receiver / receiver manager / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street, Ardwick
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

GUS Plc

Allotment 4 - 20th May 2004

2001 3 Year - Option Price £3.84

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Addr5	Post Code	Shares to be Allotted
MRS	GILLIAN	ALEXANDER	DEVONSHIRE DRIVE	SCARBOROGH	NORTH YORKS			YO12 7NH	242
MRS	SYLVIA JOY	BARRETT	29 FLORIN CLOSE	PENNYLAND	MILTON KEYNES			MK15 8AG	252
MR	MARK	BILLAM	29 GLADSTONE ST	SCARBOROUGH				YO12 7BN	201
MRS	TRACEY	BIRD	48 RUSKIN PATH	WICKFORD	ESSEX			SS12 9DP	242
MRS	KAREN	BRADLEY	16A MELTON ROAD	WALTHAM ON THE WOLDS	MELTON MOWBRAY	LEICESTERSHIRE		LE14 4AJ	2522
MR	ROBERT BRIAN	BRATLEY	35 BLUECOAT CLOSE	BERRYMEDE	NOTTINGHAM			NG1 4DP	1715
MISS	KARON	CUNNINGHAM	14 WELBECK STREET	SANDAL	WAKEFIELD			WF1 5LD	605
MRS	TINA ALISON	DAVIES	29 BRYNTEG	MAESTEG	MID GLAMORGAN			CF34 9NH	100
MRS	SHEILA	DEAVILLE	46 WAVENEY CLOSE	DAVENTRY	NORTHANTS			NN11 4PY	1009
MR	MARK	FAIRBAIRN	4 BINSWOOD AVENUE	LEAMINGTON SPA	WARWICKSHIRE			CV32 5SQ	1513
MR	TIMOTHY JOHN	FOWKES	29 FOLKTON GARDENS	MAPPERLEY	NOTTINGHAM			NG3 3ER	504
MISS	WENDY E	FOX	19 RYEHOLME CLOSE	EAST LEAKE	LOUGHBOROUGH			LE12 6QP	100
MISS	CLAIRE	HILLMAN	10 PARKSIDE	WINDMILL ROAD	BUCKLEY	FLINTSHIRE		CH7 24B	302
MS	JOANNE LORRAINE	HOLDING	2 HILL CRESCENT	HILL MOUNTAIN	MILFORD HAVEN			SA73 1ND	151
MRS	SHARON VIRGINIA	JOLLY	THE HOLLIES	61 CHURCH LANE	COSSALL			NG16 2RW	2522
MRS	KAREN	KNIGHTS	SWISS COTTAGE	49 SHAFTESBURY AVENUE	GOOLE			DN14 6UX	1009
MR	DAVID JOHN	LEE	22 WYNBRECK DRIVE	KEYWORTH	NOTTINGHAM			NG12 5FY	504
MR	ANTHONY PAUL	MADDEN	8 NORTH STREET	KILSBY NR RUGBY	WARWICKSHIRE			CV23 8XU	2522
MR	TERENCE JOSEPH	MIKOLAJCZYK	50 CARDALE ROAD	SNEINTON DALE	NOTTINGHAM			NG3 7BW	2522
MR	RICHARD	PADLEY	130 BRAMCOTE AVENUE	CHILWELL	NOTTINGHAM			NG9 4EY	605
MRS	KAREN	PEARSON	26 SPRING LEA	HIGH SEATON	WORKINGTON	CUMBRIA			2018
MR	BRIAN	PEARSON	18 HIGH PARK CRESCENT	BRADFORD	W YORKS			BD9 6HT	2522
MISS	NADIA ELAINE	PETERKIN	12 QUEENS ROAD EAST	BEESTON	NOTTINGHAM			NG9 2GS	1513
MR	GODFREY	PIMLETT	33 MERCURY CLOSE	DAVENTRY	NORTHAMPTONSHIRE			NN11 5HW	403
MISS	BRIDGET MARY	REYNOLDS	58 MARY SLESSOR ST	WILLENHALL COVENTRY	WEST MIDLANDS				504
MR	MARTIN CARMEL	RODGERS	TRESCO COTTAGE	372 GOLDINGTON ROAD	BEDS			MK41 9NT	1009
MR	DAVID	ROOME	22 REDLAND GROVE	CARLTON	NOTTINGHAM			NG4 3EU	2018
MR	COLIN JAMES	RUTTER	ONE ASH	LICHFIELD ROAD	HOPWAS	TAMWORTH	STAFFORDSHIRE	B78 3AG	2522
MR	CHRISTOPHER JOHN	SENIOR	46 TOWNSWAY	LOSTOCK HALL	PRESTON	LANCASHIRE		PR5 5YQ	302
MRS	MARY	SIMPSON	3/1	72 CASTLEMILK DRIVE	GLASGOW			G45 9TW	201
MISS	ASRIEL	THOMPSON	1 CAMBRIDGE STREET	GRANGETOWN	CARDIFF			CF11 7DH	302
MISS	KATIE ISABEL	TRAVIS	LONG HIGH TOP	HEPTONSTALL	HEBDEN BRIDGE			HX7 7PF	1009
MRS	MARION ROSEMARY	VICARY	65 STODDENS ROAD	BURNHAM ON SEA	SOMERSET				504
MR	R	WHITE	51 AIRE ROAD	WETHERBY	WEST YORKSHIRE			LS22 7UE	2522
MR	MARK RILEY	WILKINSON	23 BRUNTSFIELD CRESCENT	HALL HILL	DUNBAR			EH42 1QZ	1412
									37,903

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	**146575**
Company name in full	**GUS Plc**
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	129,989		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares allotted	Number allotted
Address	C/O Share Dealing Services	Ordinary	74,539
	The Causeway, Worthing, West Sussex		
UK Postcode	BN99 6DA		
Name	See attached lists	Class of shares allotted	Number allotted
Address		Ordinary	55,450
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 11 June 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street, Ardwick
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

GUS Plc

Allotment 5 - 27th May 2004

2001 3 Year - Option Price £3.84

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Allotted
MR	STEPHEN JOHN	ALLEN	49 GLENMORE ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 6GH	2522
MR	PHILIP	BACON	THE FOLD	7 MANOR RISE	REEPHAM	LINCOLN	LN3 4GA	504
MR	WAYNE MALCOLM	BAKER	BROOKE COTTAGE	2 KIRKHAM LANE	FRITCHLEY		DE56 2FS	1009
MR	PAUL TIMOTHY COLEMAN	BROOKS	1521 ANTIGUA WAY	NEWPORT BEACH	CA92660	USA		2522
MRS	NICKY DAWN	CHADWICK	63 COLLEGE RD	OSWESTRY	SHROPSHIRE		SY11 2SQ	50
MISS	FAZILA	CHAKA	46 OSWALD STREET	BLACKBURN	LANCASHIRE		BB1 7EF	403
MR	PETER	CONNOR	5 PRIDES CROSSING	ASCOT	BERKSHIRE		SL5 7LP	1009
MRS	KAREN LESLY	COX	218 HILLSIDE ROAD	HASTINGS	EAST SUSSEX	TN342QT		201
MR	DAVID MONTGOMERY	CRAWFORD	26 CHANDOS CLOSE	BUCKINGHAM	BUCKS		MK18 1AW	2522
MRS	ZOE	EDWARDS	THE HEDGEWIG	OLD HALL FARM	NEWARK ROAD		NG23 5JS	1009
MS	ANN	EVANS	12 HASTINGS CRESCENT	AIREDALE	CASTLEFORD	W YORKS	WF10 3EL	403
MR	GORDON	FAREY	102 NEWLAND AVENUE	CUDWORTH	BARNSLEY	S YORKS	S72 8XB	1614
MR	JOHN PAUL	FERGUSON	159 GUILDFORD ROAD	BIRKDALE	SOUTHPORT	MERSEYSIDE	PR8 4LA	1009
MR	NIGEL	FINE	33 SOUTHWAY	LONDON			NW11 6RX	2522
MR	MARK	GUTTRIDGE	23 TREVOR ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 6FS	2522
MR	JONATHON PHILIP FRANK	HADLOW	5 CAVENDISH ROAD WEST	THE PARK	NOTTINGHAM		NG7 1EQ	2522
MRS	MARGARIDA MARIA ALMEIDA MARQUES	HADLOW	5 CAVENDISH ROAD WEST	THE PARK	NOTTINGHAM		NG7 1EQ	2522
MR	SAFWAN	HANASH	53A GLADSTONE ROAD	SPARKBROOK	BIRMINGHAM	WEST MIDLANDS	B11 1LP	1009
MR	CHRISTOPHER PAUL	HARTLEY	20 BARKFIELD AVENUE	FORMBY	LIVERPOOL		L37 3JH	504
MISS	CLAIRE LOUISE	HERRING	12 BRACKLEY LODGE MEWS	BRACKLEY	NORTHANTS		NN13 7HP	2018
MR	RICHARD WILLIAM	JOYCE	244 STATION RD	KNOWLE	SOLIHULL	W MIDLANDS	B93 0ES	2522
MR	IVARS MARTINS	LICIETIS	29 LOWER WAY	GREAT BRICKHILL	BUCKS		MK17 9AG	2522
MR	JOHN RICHARD	MAGIERA	THE DOWER HOUSE	76 MAIN STREET	SUTTON BONINGTON		LE12 5PF	2522
MRS	JAYANTHI	MAHENDRA	125 HAZELBURY ROAD	EDMONTON	LONDON		N18 1QB	100
MR	PATRICK	MCCORMACK	19 WARD PLACE	ELIBURN	LIVINGSTON		EH54 6FB	2522
MRS	BINA	NATHWANI	10 BARLING ROAD	HUMBERSTONE GREEN	LEICESTER		LE2 0AJ	2522
MR	KULBIR	SANDHU	25 KNIGHTSBRIDGE DRIVE	NUTHALL	NOTTINGHAM		NG16 1RD	2018
MR	ABDUL AZIZ	SHAIKH	61 CHARLBURY ROAD	WOLLATON	NOTTINGHAM		NG8 1ND	756
MR	SIMON	SHARPE	19 FAIRWAY CRESCENT	NEWTON	NOTTINGHAM		NG13 8HJ	504
MR	SIMON ASHLEY	SMALL	6 ROWLEY CLOSE	EDINGALE	STAFFORDSHIRE		B79 9LN	2522
MR	DAVID ROGER	STARR	BROOK FARM	BLACKFORD	WEDMORE		BS28 4NT	504
MR	JOHN	STEWART	74 MANNVILLE ROAD	KEIGHLEY	WEST YORKSHIRE		BD22 6AT	222
MRS	JULIE MARIA	STONE	8 HAWTHORN CLOSE	BLEASBY	NOTTINGHAM		NG14 7HW	2522
MR	KEITH CHARLES	SYMES	17 TORRIDGE MEAD	TAUNTON	SOMERSET		TA1 2NU	2522
MISS	HANNAH	THOMPSON	57 BRAFORD GARDENS	SHENLEY BROOK END	MILTON KEYNES	BUCKINGHAMSHIRE	MK5 7HY	252
MRS	JULIE ANN	WIRTH	14 WORRELLE AVENUE	MIDDLETON	MILTON KEYNES		MK10 9GW	2522
								55,450

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
03	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	59,082		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 59,082
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 11 [illegible] 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street, Ardwick
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

82 5017

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.roc88(2)s

2 July 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,035		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
08	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,587		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

3

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1206		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed ______________________ **Date** 2 July 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA

ESP/Int/3309

Tel ~~0161 277 4064~~ 0870 836 6066

DX number

DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	6	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	19,870		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 19,870
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 2 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street, Manchester M12 4JD
Tel 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	44797		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Limited Address C/O Share Dealing Services The Causeway, Worthing, West Sussex UK Postcode BN99 6DA	Ordinary	1,009
Name See attached lists Address UK Postcode	Ordinary	17,297
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 2 July 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper Financial Reporting Manager & Assistant Company Secretary	
GUS plc, The Works, 5 Union Street Manchester M12 4JD	
Tel 0870 836 4064	
DX number	DX exchange

GUS plc

Attachment to Form 88(2) dated 2 July 2004

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares Allotted
MR	JOHN DAVID	AINSCOUGH	MANOR CROFT	GREEN LANE	WIBTOFT NR LUTTERWORTH		LE17 5BB	605
MISS	NICKY	BROWN	52 THURSBY ROAD	ABINGTON	NORTHAMPTON		NN1 5NB	2,522
MRS	ELIZABETH	CAMPBELL	150 WILLOW ROAD	DARLINGTON	COUNTY DURHAM		DL3 9HU	2,018
MRS	EMILY	CINATO	33 ULLSWATER ROAD	DUNSTABLE	BEDS		LU6 3PX	201
MR	TREVOR MICHAEL	CLAYTON	16 CHURWELL CLOSE	CASTLEFORD	WEST YORKS		WF10 5AD	201
MRS	ROSEMARY	EDWARDS	6 MANSELL HOUSE	PATMORE ST	BATTERSEA		SW8 4JG	201
MISS	BERNADETTE	OXFORD	10 ROLANDS COURT	145 AUCKLAND ROAD	UPPER NORWOOD		SE19 2SF	252
MR	DIPESH	RUPARELIA	39 COLES CLOSE	RUSHEY MEAD	LEICESTER		LE4 7SY	252
MR	ROY JAMES	SEAL	4 EASTFIELD GROVE	NORMANTON	W YORKS UF6 1QA			2,018
MISS	DONNA MICHELLE	WHITBREAD	74 PATTISWICK SQUARE	BASILDON	ESSEX		SS14 2RG	201
MISS	PHILIPPA LOUISE	BASFORD	3 HAYLEY CLOSE	KIMBERLEY	NOTTINGHAM		NG16 2HU	2,522
MR	SIMON JAMES	GATES	2 EASTHORPE LANE	REDMILE			NG13 0GJ	605
MRS	VIVIENNE ANNE	GONZALEZ	5 CAMPBELL GARDENS	ARNOLD	NOTTINGHAM		NG5 8RY	1,009
MR	RICHARD	GREENWOOD	70 WARMWELLS LANE	MAREHAY	RIPLEY		DE5 8JB	1,009
MR	CHRISTOPHER MICHAEL	MCMANUS	7 CARLYLE ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 7NS	1,513
MR	ANDREW JAMES	OLDHAM	3 RIVERSIDE	LEIGHTON BUZZARD	BEDFORDSHIRE		LU7 7HX	353
MRS	SUSAN JANE	PLOWRIGHT	6 TRURO CLOSE	EAST LEAKE	LOUGHBOROUGH	LEICESTERSHIRE	LE12 6HB	403
DR	NICHOLAS DOMINIC	POMPA	30 HIGH STREET	BOTTESFORD	NOTTINGHAM		NG13 0AA	1,009
MR	OLIVER BENJAMIN	READ	30 CAYTHORPE ROAD	CAYTHORPE			NG14 7EA	403
								17,297

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	23	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,723		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Ordinary	1,723
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,723

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 2 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E7547 Tel: 0870 836 4064
DX number DX exchange

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited Part ID:30XMH/Desig:SSB1 Address 20 Molesworth Street London UK Postcode SE13 7EX	Class of shares allotted Ordinary	Number allotted 57
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 57

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 2 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, Universal House,
Devonshire House, Manchester, M60 1XA
ESP-EXEC/AM7468 Tel: 0161 273 8282
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	804		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr David Adam	Class of shares Allotted	Number allotted
Address 1 Village Way, Stamullen, Co Meath, Ireland	ORDINARY	804

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 2 July 2004

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD	
ESP/Int/3309	Tel 0161 277 4064
DX number	DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mrs Donna Grant Address: 217 New Kings Road London UK Postcode SW6 4XD	Class of shares allotted Ordinary	Number allotted 856
Name: Mr David Hopkinson Address: Knayton House Knayton Thirsk UK Postcode YO7 4AU	Class of shares allotted Ordinary	Number allotted 692
Name: Mrs Leslie Marie Ryan Address: Flat 22 4 Lloyd Road Levenshulme Manchester UK Postcode M19 2QB	Class of shares allotted Ordinary	Number allotted 125
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 2 July 2004

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

12

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	29,003	7,985	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£3.7570	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	09	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,170		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.8020		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Ordinary	5,170
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	5,170

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 19 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,	
Manchester, M12 4JD.	
ESP-EXEC./SEW/7672	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares): **Page 1 of 2**

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,535	11,010	27,284
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£5.5400	£6.1270

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 42,829
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC./SEW/7530 Tel: 0870 836 4064
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address	20 Moorgate LONDON	Ordinary	6,735
UK Postcode	EC2R 6DA		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	49,564
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 19 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC./SEW/7530 Tel: 0870 836 4064
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 38,214
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **38,214**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19 JULY 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC./SEW/7530 Tel: 0870 836 4064
DX number DX exchange

enter that date in the "from" box.)

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 47,347
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **47,347**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19 July 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC./SEW/7530 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	666	25,669	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 26,335
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 26,335

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 19 Aug 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC./SEW/7530 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,442		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	14,442
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	14,442
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ **Date** 19 July 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,

Manchester, M12 4JD.

ESP-EXEC./SEW/7530 Tel: 0870 836 4064

DX number DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name See attached lists	Class of shares allotted	Number allotted
Address	Ordinary	7,209
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper
Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

GUS Plc

Continuation sheet to Form 88(2) dated 19 July 2004

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Allotted
MISS	BEVERLY JANE	DAWSON	20 BONINGTON RISE	MARPLE BRIDGE	CHESHIRE		SK6 5DW	302
MRS	SHEREE SONIA	ELLIS	3 THE COPPICE	HASTINGS	EAST SUSSEX		TN34 1YR	100
MR	ROBERT DARYL	FARTHING	3 PULLMAN ROAD	SNEINTON	NOTTINGHAM		NG2 4HF	201
MRS	ANN	HUGHES	3 PONDY PLACE	STATION ROAD	HIRWAUN		CF44 9SY	50
MRS	MARION I	JUNIPER	5 WATERMANS WAY	INGRESS PARK	GREENHITHE	KENT	DA9 9GJ	605
MR	PHILIP ANTHONY	LEWIS	61 MAIN STREET	HARTSHORNE	SWADLINCOTE		DE11 7ES	1,513
MRS	CAROL	MCCARTHY	24 HATCHGATE GARDENS	BURNHAM	BUCKINGHAMSHIRE		SL1 8DD	1,513
MR	PAUL	NASH	19 BLENHEIM CRESCENT	BROUGHTON ASTLEY	LEICS		LE9 6QL	403
MR	MATTHEW JOHN	NEEDHAM	24 RECTORY GARDENS	WOLLATON	NOTTINGHAM		NG8 2AR	1,009
MR	IAIN	O'DONNELL	40 SHACKLETON PLACE	OLDBROOK	MILTON KEYNES		MK6 2PX	1,513
								7,209

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	28	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	146,626		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 146,626
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 146,626

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC./RH/7682 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,499	3,228	3,700
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.5300	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	13,427
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	13,427
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,

Manchester, M12 4JD.

ESP-EXEC./SJK/E7683 Tel: 0870 836 4064

DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,448
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,448

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19 Aug 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC./RH/7684 Tel: 0870 836 4064
DX number DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name See attached lists Address UK Postcode	Ordinary	4,034
Name Address UK Postcode	Ordinary	
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 19 July 2004

A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver~~ manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper
Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

GUS Plc

Continuation sheet to Form 88(2) dated 19 July 2004

2001 3 Year - Option Price £3.84

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Allotted
MR	DAVID	EASTON	85 INCHBONNIE ROAD	SOUTH WOODHAM FERRERS	CHELMSFORD	ESSEX	CM3 5GE	2,522
MR	JOHN	EVERITT	2 MOHAWK HOUSE	GERNON ROAD	BOW	LONDON E3		1,009
MRS	ANNE ELIZABETH	MARSHALL	2 MOORSIDE AVENUE	BRADFORD			BD2 3HG	100
MRS	SANDRA	PRATT	17 GLASTONBURY GATE	SCAWSBY	DONCASTER	SOUTH YORKSHIRE	DN5 8PA	403
								4,034

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7507		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.127		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name MR PAUL HANSON Address 37 BROADFIELD GARDENS GREAT MEADOW WORCESTER UK Postcode WR4 0DP	Ordinary	1958
Name MRS SHARON VIRGINIA JOLLY Address THE HOLLIES 61 CHURCH LANE COSSALL NOTTINGHAMSHIRE UK Postcode NG16 2RW	Ordinary	2775
Name MR DAVID WILLIAM JOLLY Address THE HOLLIES 61 CHURCH LANE COSSALL NOTTINGHAMSHIRE UK Postcode NG16 2RW	Ordinary	2774
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	7507

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC. /PCT/E7659 Tel: 0870 836 4064

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	402		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Brenda Fitzsimons	Class of shares Allotted	Number allotted
Address 20 Oakview Close, Hartstown, Clonsilla, Dublin 15, Ireland	ORDINARY	402

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name	Class of shares Allotted	Number allotted
Address		

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
Name Address	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed ______________ **Date** 19 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Pl--se give the name, address, Te..phone number and, if available, a DX number and Exchange of the *person Companies House should* Contact if there is any query.

P G Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD
ESP/Int/3309 Tel 0161 277 4064
DX number DX exchange

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached lists	Class of shares allotted	Number allotted
Address	Ordinary	11,003
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 19 July 2004

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper
Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street
Manchester M12 4JD
Tel 0870 836 4064
DX number DX exchange

Continuation sheet attached to 88(2) dated 19 July 2004

Title	Forename(s)	Surname	Address				Postcode	Shares
MR	FRANK	POCOCK	34 ROBINS GROVE	WARWICK	WARWICKSHIRE		CV34 6RF	1,070
MRS	JUNE MARIE	HOLDEN	15 COLUMBA DRIVE	LEIGHTON BUZZARD	BEDFORDSHIRE		LU7 3YN	88
MR	ROY KEVIN	MURFITT	50 JOHNS RD	BUGBROOKE	NORTHAMPTON	NORTHAMPTONSHIRE	NN7 3PY	118
MR	CHRISTOPHER	STEELE	ROSE COTTAGE	COW LANE	WOMERSLEY	DONCASTER	DN6 9BD	157
MR	JON MARK	WEBSTER	8 GARSIDE STREET	HYDE	CHESHIRE		SK14 5HN	137
MISS	ROBINA	FOLEY	235 TITHE FARM COURT	ALEXANDRA AVENUE	SOUTH HARROW		HA2 9DN	321
MRS	RUTH PATRICIA	GRIFFIN	121 WORDSWORTH ROAD	DAVENTRY	NORTHAMPTONSHIRE		NN11 5BG	171
MR	TERENCE	GRIFFIN	121 WORDSWORTH ROAD	DAVENTRY	NORTHAMPTONSHIRE		NN11 5BG	171
MRS	JUNE MARIE	HOLDEN	15 COLUMBA DRIVE	LEIGHTON BUZZARD	BEDFORDSHIRE		LU7 3YN	204
MR	ROY KEVIN	MURFITT	50 JOHNS RD	BUGBROOKE	NORTHAMPTON		NN7 3PY	171
MR	CRAIG	NUTLEY	FLAT 4 ST ANDREWS COURT	14 ST ANDREWS STREET	NORTHAMPTON		NN1 2HH	856
MR	JON MARK	WEBSTER	8 GARSIDE STREET	HYDE	CHESHIRE		SK14 5HN	513
MR	PETER R	HORTON	99 HARPTREE DRIVE	WALDERSLADE	CHATHAM	KENT	ME5 0TF	621
MR	MICHAEL	PUGH	32 SUNRIDGE CLOSE	DEANE	BOLTON	LANCASHIRE	BL3 4RW	51
MR	RICHARD MICHAEL	ABBOTT	33 MAPLEDENE CRESCENT	WOLLATON	NOTTINGHAM		NG8 2SS	2522
MRS	CAROLINE ANN	CLARK	1 HAZEL GROVE	HORFIELD	BRISTOL		BS7 0NG	201
MRS	L	COOK	11A KIRKFIELD WAY	ROYSTON	BARNSLEY	SOUTH YORKSHIRE	S71 4NR	1009
MRS	CERI	HENRY	63 BRIARY WAY	BRIARFIELDS	BRACKLA BRIDGEND		CF31 2PU	2522
MISS	GWENETH	OLIVE	36 TEES COURT	HANWAY ROAD	HANWELL		W7 3RW	100
								11,003

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	468	115	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Miss Claire Balls Address 1 Swimbridge Lane Furzton Milton Keynes Buckinghamshire UK Postcode MK4 1JT	Class of shares allotted Ordinary	Number allotted 57
Name Mr Michael Sydenham Address 42 Oriel Road Daventry Northamptonshire UK Postcode NN11 4SP	Class of shares allotted Ordinary	Number allotted 526
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 19 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	7	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,452		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name See attached lists	Class of shares allotted	Number allotted
Address	Ordinary	6,452
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 14 JULY 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper
Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

Adelaide House London Bridge London EC4R 9HA tel +44 (0)20 7760 1000 fax +44 (0)20 7760 1111 www.blplaw.com DX92 London

berwin leighton paisner

82 5017

our ref JSM/1000/553
your ref
ddi 020 7427 1361
e-mail jonathan.morris@blplaw.com

Mr David Morris
GUS plc
The Works
5 Union Street
Manchester
M12 4JD

21 July 2004

Dear David

GUS plc AGM

Following today's AGM, I enclose a signed print of resolutions 11–13 (inclusive) passed at the meeting. I confirm that a separate signed print has been filed at Companies House.

As always, I very much enjoyed working with you in relation to the AGM and I am going to miss the experience of doing so next year and beyond.

With best wishes.

Yours sincerely

Jonathan Morris

mb\2933059.01

Company No: 146575

THE COMPANIES ACTS 1985 AND 1989

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

OF

GUS plc
("the Company")

(passed on 21 July 2004)

At the 2004 Annual General Meeting of the Company duly convened and held on 21 July 2004, the following resolutions were duly passed as to resolutions numbered 11 and 13 as Special Resolutions of the Company and as to resolution number 12 as an Ordinary Resolution of the Company:

SPECIAL RESOLUTION

11. That the Company be and is hereby generally and unconditionally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of the said Act) of Ordinary shares in the capital of the Company provided that:

(i) the maximum number of Ordinary shares of 25p each in the capital of the Company which may be purchased is 100,000,000 being approximately 9.8 per cent of the Company's issued Ordinary share capital as at 25 May 2004;

(ii) the minimum price which may be paid for each share is 25p;

(iii) the maximum price which may be paid for each share is an amount equal to 105 per cent of the average middle market quotations for an Ordinary share of 25p in the capital of the Company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the relevant share is purchased; and

(iv) the authority hereby conferred shall be in substitution for that conferred by the Special Resolution passed on 23 July 2003 and shall expire on the

earlier of 20 October 2005 and the conclusion of the Annual General Meeting of the Company to be held in 2005 (except in relation to the purchase of shares the contracts of which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

ORDINARY RESOLUTION

12. That, pursuant to Article 5 of the Company's Articles of Association, the directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80(2) of the said Act) up to an aggregate nominal value of £58,395,799 being approximately 23 per cent of the Company's issued Ordinary share capital as at 25 May 2004 (excluding any treasury shares and representing the whole of the Company's unissued Ordinary share capital as at 25 May 2004) provided that such authority shall expire on the earlier of 20 October 2005 and the conclusion of the Annual General Meeting to be held in 2005 unless previously renewed, varied or revoked by the Company in General Meeting save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

13. That, pursuant to Article 6 of the Company's Articles of Association but subject to the passing of Resolution 12 above, the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by Resolution 12 above as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue to or in favour of Ordinary shareholders where the equity securities respectively attributable to the interests of all Ordinary shareholders are proportionate (as nearly as may be) to the respective number of Ordinary shares of 25p each held by them provided always that the directors be and are hereby authorised to make such exclusions or arrangements as they may consider expedient to deal with fractional entitlements or any legal or practical problems under the laws in any

territory or the requirements of any relevant regulatory body or stock exchange in connection with any such offer; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £12,705,210 representing five per cent of the Company's issued Ordinary share capital as at 25 May 2004,

and this authority shall expire on the earlier of 20 October 2005 and the conclusion of the Annual General Meeting to be held in 2005 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

This power shall apply in relation to a sale of shares which is an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985 as if in the first paragraph of this Resolution 13 the words "but subject to the passing of Resolution 12 above" and "pursuant to the authority conferred by Resolution 12 above" had been omitted.

....

CHAIRMAN

BLP1.2928572.01.JSM/1000/00557

82 5017

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

Ref: PGC/arep2004

22 July 2004

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

Dear Sir

GUS plc - 146575

I enclose the following in respect of the above company:-

- the Annual Report and Financial Statements 2004 (duly signed on pages 33, 50, 53, 56 and 57); and
- a copy of the Shareholder Circular which contains the Notice of our 2004 Annual General Meeting.

The completed Annual Return for 2004 and filing fee will be forwarded in September.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

62 5017

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.roc88(2)s

23 July 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	~~21~~ 15	~~07~~ 06	2004	21	07	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	21,421	112,479	7,935
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.1270	£3.757

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 141,885 ~~21,421~~
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 141,885 ~~21,421~~

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 23 July 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC./SJK/E7981 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	16	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4	431	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.2135	£6.5025	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

UK Postcode

Name

G

CHFP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 146575

Name of company

* insert full name of company

* Gus plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ordinary	ordinary	
Number of shares purchased	250,000	350,000	
Nominal value of each share	£0.25p	£0.25p	
Date(s) on which the shares were delivered to the company	1[illegible] July 2004	6 July 2004	
Maximum prices paid § for each share	£8.5180	£8.481082	
Minimum prices paid § for each share	£8.5180	£8.481082	

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£5,097,878.70
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£25,490.00

TR DM 2717

(POS)

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed David Morris   Designation ‡ Secretary   Date 19 July 2004

Presentor's name address and reference (if any):

For official Use (02/00)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Upper 5th Floor
Royal Exchange
Exchange Street
Manchester M2 7EB

DX: 14430 Manchester
Tel: 0161 834 8020

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 201 7415

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 146575

Company Name in full GUS plc

	Day	Month	Year
Date of termination of appointment	21	07	2004

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Lord *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s):

Surname: Harris of Peckham

	Day	Month	Year
†Date of Birth	15	09	1942

A serving director, secretary etc must sign the form below.

Signed David Mathers **Date** 3 August 2004

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Cooper, Assistant Company Secretary, GUS plc,
The Works, 5 Union Street, Manchester M12 4JD
Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	146575
Company Name in full	GUS plc

	Day	Month	Year
Date of termination of appointment	20	07	2004

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME			
*Style / Title		*Honours etc	
Forename(s)	Craig Thomas		
Surname	Smith		

	Day	Month	Year
†Date of Birth	17	05	1951

A serving director, secretary etc must sign the form below.

Signed David Morris **Date** 3 August 2004

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Paul Cooper, Assistant Company Secretary, GUS plc,
The Works, 5 Union Street, Manchester M12 4JD
Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Exemption number 82-5017

Burberry Group plc - Second Half Trading Update

14 April 2004

Burberry Group plc reports on trading for the six months ended 31 March 2004.

Highlights
- Total revenues increased by 15% on an underlying* basis, 13% reported
- Retail sales rose 12% underlying (7% reported) driven by accelerated growth in the fourth quarter
- Wholesale revenues increased 16% underlying (17% reported) driven by strong growth for the Spring/Summer 2004 season
- Licensing revenue increased by 21% underlying (17% reported)
- 2004/05 plans
    - increase net retail selling space by approximately 8%
    - high single digit wholesale revenue growth led by anticipated strong growth for the Autumn/Winter 2004 season
    - more moderate growth in licensing revenue relative to 2003/04

	6 months to 31 March 2004 % change vs the prior year period	
	Reported	Underlying *
Retail	7%	12%
Wholesale	17	16
Licensing	17	21
Total	13	15

*Underlying figures are calculated at constant exchange rates.

Commenting on the trading results, Rose Marie Bravo, Chief Executive, stated, "Building on first half success, Burberry continued to achieve strong results in the second half of 2003/04. In particular, the outstanding response to our womenswear designs and use of colour throughout the product lines was a key catalyst across the business. This performance is consistent with expectations for the financial year."

Total revenues

Total revenues in the six months to March 2004 increased by 15% on an underlying * basis (i.e. at constant exchange rates), 13% reported, compared to the same period last year.

Retail

Underlying retail sales in the second half increased by 12% (7% reported), driven primarily by contributions from newly opened stores complemented by modest gains at existing stores. In addition to the four Burberry stores opened in the third quarter, the Group opened a new store in Houston, Texas and an expanded store in Manhasset, New York during the fourth quarter. Total net selling space increased by approximately 12% in the financial year.

Retail growth accelerated in the fourth quarter, with sales increasing by 14% underlying relative to an 11% gain in the third quarter. Regional market performance was

- global licensees are expected to continue to produce strong gains, although at a more moderate rate

Burberry will announce its preliminary results for the year ended 31 March 2004 on 24

directionally consistent with third quarter trends. The US market achieved vigorous growth. Continental European markets continued to gain momentum while UK trends improved later in the quarter. In Asia, Korea continued to be adversely affected by the volatile macro environment. Hong Kong demonstrated ongoing strength, while Southeast Asia, boosted by new stores, achieved solid gains.

Wholesale

Total wholesale sales increased by 16% on an underlying basis, 17% reported, during the second half driven by strong sales growth for the Spring/Summer 2004 season. By region, growth was led by the US market complemented by gains in Europe, modest growth in Spain and expansion in Asia's younger markets. Other emerging markets also contributed to this increase. Through a local partner, the Group opened the first Burberry store in Russia (Moscow) in February.

Licensing

Total licensing revenues in the second half increased by 21% on an underlying basis, 17% reported. Licensing revenues from the Japanese market reflected increases in certain royalty rates and a reduction in management fees payable with respect to specific licences. Volumes were in line with the previous year.
In early April, the Group's partners in Japan opened a Burberry store featuring the brand's Prorsum and London collections in Tokyo's Omotesando district.
Licensing revenue increases were also driven by outstanding sales gains at global product licensees, particularly fragrances, which continued to benefit from the highly successful Burberry Brit launch.

2004/05 plans
In line with the ongoing execution of its core growth strategies, Burberry's plans for the 2004/05 financial year include:
- An approximate 8% increase in net retail selling area through the addition of seven stores and concessions and expansions of existing stores
- High single digit wholesale sales growth driven primarily by increased sales to existing customers; orders received to date indicate a high single digit percentage increase in sales for the Autumn/Winter 2004 season
- More moderate licensing revenue growth relative to 2003/04
  - revenues from Japan will benefit from an increase in certain royalty rates and a reduction in management fees payable on a base of anticipated broadly static volumes
  - global licensees are expected to continue to produce strong gains, although at a more moderate rate

Burberry will announce its preliminary results for the year ended 31 March 2004 on 24 May 2004.

Enquiries:

Burberry 020 7968 0577

Stacey Cartwright CFO
Matt McEvoy Strategy and IR
John Scaramuzza Strategy and IR

Brunswick 020 7404 5959
Susan Gilchrist
Sophie Fitton

*Underlying figures are calculated at constant exchange rates.

Exemption number 82-5017

15 April 2004

GUS plc
Second Half Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"GUS has finished the year strongly, having traded well in all our businesses. This will be the third consecutive year in which GUS has delivered significant profit growth, illustrating the continuing momentum throughout the Group."

Argos Retail Group (ARG)

% change in sales year-on-year

Six months to 31 March 2004		%
Argos	- total	11
	- like-for-like	4
Five months to 28 February 2004(1)		
Homebase	- total	6
	- like-for-like	5

(1) As is its established practice, Homebase's year-end is the end of February. This avoids distortions relating to the timing of Easter and its associated promotions and trading patterns. Sales growth at Homebase for the four months to 30 June 2004 will be reported in GUS' First Quarter Trading Update.

Argos
In the twelve months to 31 March 2004, Argos grew sales by 12% (5% on a like-for-like basis). It again clearly outperformed its market and made strong share gains in many major product categories, by offering consumers improved choice, value and convenience.

In the second half, sales increased by 11%, of which 7% came from new stores. Like-for-like sales growth in the period was 4%, with an acceleration in the final quarter driven by the launch of the Spring/ Summer catalogue. Sales were particularly strong in consumer electronics, photography, furniture and homewares. Gross margin was slightly up compared to last year, with supply chain gains also enabling Argos to reduce prices further.

Argos Direct, the delivery to home operation, grew sales by 21% and accounted for 19% of Argos' sales compared to 17% in the second half last year. At 31 March 2004, Argos had 556 stores, after opening a net 33 in the last twelve months.

Homebase
Sales in the five months to 28 February 2004 grew by 6% in total and 5% like-for-like. There were increases in all major product areas, particularly kitchens and bathrooms. Gross margin was in line with last year. At 31 March 2004, Homebase operated 278 stores, of which 67 had mezzanine floors.

Good progress continues to be made in implementing Homebase's key strategic initiatives of improving retail disciplines, enhancing the home furnishings offer and leveraging the scale of ARG.

Experian

% change in sales year-on-year for the six months to 31 March 2004

	Total %	Total at constant exchange rates %
Experian North America	(7)	5
Experian International	20	18
Global Experian	4	10

Experian does not report sales from its FARES 20%-owned real estate information joint venture in the US

Experian performed strongly again in the second half, with total worldwide sales up by 10% at constant exchange rates. This is the fourth consecutive six-month period of double-digit growth.

Experian North America
In dollars, Experian North America grew sales by 5% in the second half. Excluding the lettershop operations which were sold in December 2003, sales growth was 9%. During the second half, Experian North America acquired CheetahMail (e-mail delivery), Marketswitch (decision solutions) and MetaReward (Internet loyalty marketing to complement Consumer Direct), for a net purchase price which totalled $70m. Together, these acquisitions contributed 3% to sales growth in the second half.

Excluding these acquisitions, Credit Information and Credit Solutions showed mid single-digit growth in the second half. The anticipated slowdown in the mortgage refinancing market which peaked in the quarter from April to June 2003 reduced total Experian North America sales growth by 2% in the second half. There were strong performances in Credit from Consumer Direct, fraud solutions and business information. Marketing sales grew in the second half, led again by database management, automotive and contract wins in a number of vertical markets.

At FARES, Experian's real estate information joint venture, good progress in the integration of the Transamerica tax and flood services businesses helped to mitigate the impact on profits of the slowing mortgage refinancing market.

Experian International
Experian International, which accounted for approximately 45% of Experian's worldwide revenue in the full year, grew sales by 18% in the second half at constant exchange rates. Excluding disposals in Outsourcing, sales increased by 20%, of which 13% was from acquisitions.

Excluding acquisitions, Credit and Marketing both showed good growth in the second half. In Credit, there were particularly strong performances in value-added products in the UK and in the Spanish credit bureau.
Experian-Scorex, the global decision solutions business, delivered double-digit sales growth in its first year of full ownership. UK business-to-business marketing was also particularly strong. Outsourcing sales were slightly up year-on-year, excluding acquisitions and disposals.

Burberry

GUS has a 66% stake in Burberry. The following is an abridged version of Burberry's Trading Update released on 14 April 2004.

% change in sales year-on-year for the six months to 31 March 2004

	%
Total	13
Total at constant exchange rates	15

Burberry grew sales in the second half by 15% at constant exchange rates.

Retail sales increased by 12% at constant exchange rates driven primarily by contributions from newly opened stores, with modest gains at existing stores.

Wholesale revenue increased by 16% at constant exchange rates, led by strong sales growth for the Spring/Summer 2004 season. Orders received to date indicate a high single-digit percentage increase in sales for the Autumn/Winter 2004 season.

Licensing revenue increased by 21% at constant exchange rates. This largely reflected increases in certain royalty rates in Japan and outstanding sales gains at global product licensees.

South African Retailing
Merchandise sales in South Africa grew by 27% in rand in the second half, led by continued strong performances in furniture and electrical goods. Lifestyle Living, a small furniture retailer focused on higher income market segments, was acquired during the second half. This business is trading well and contributed 5% of the 27% sales growth in the period.

The partial IPO for the South African Retailing business on the JSE Securities Exchange remains on track for 2004, subject to market conditions.

Pensions
As previously disclosed, GUS' two UK Defined Benefit pension schemes had modest deficits at 31 March 2003. To improve the funding of these schemes, the Group made voluntary special contributions totalling £100m in March 2004. The contributions were made from existing financial resources and will marginally increase earnings in the new financial year and beyond.

FRS 5
GUS will adopt FRS 5 Application Note G (Revenue Recognition) for the first time in its preliminary results for the year to 31 March 2004. Sales will be restated for the year to 31 March 2003. The adoption of FRS 5 is not expected to have a material impact on sales or on the rate of sales growth. The adoption of FRS 5 has no impact on profit.

Future announcements
GUS will announce its preliminary results for the year to 31 March 2004 on 25 May 2004. Its AGM and First Quarter Trading Update will be on 21 July 2004.

Enquiries

GUS

David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

Exemption number 82-5017

Burberry Group PLC
19 April 2004

Burberry Group plc

BOARD CHANGES

Burberry Group plc announces that Thomas J. O'Neill, President Worldwide, has resigned as a director of the Company with effect from July 1,2004. Since joining Burberry in November 2001, Mr. O'Neill's primary focus has been on developing the management team, infrastructure and strategy of the Company's operations in Asia. Mr O'Neill is leaving the Company to join Aber Diamond Corporation, the publicly traded diamond company, as President. Simultaneously, he will assume the role of Chief Executive Officer of Harry Winston Inc., the luxury jewellery retailer, in which Aber Diamond Corporation has recently acquired a controlling stake.

Rose Marie Bravo, Chief Executive of Burberry, said, "Tom has made a significant contribution to Burberry. He leaves the business with a solid foundation in place and a strong management team on the ground in Asia to maximise the extraordinary growth potential that the Asian market represents." Ms. Bravo continued, "This new endeavour is a wonderful career opportunity for Tom. On behalf of everyone at Burberry, I extend our thanks and wish him every success in the future."

Burberry, the international luxury brand, which is headquartered in London and listed on the London Stock Exchange was founded in 1856.

Enquiries:

Brunswick 020 7404 5959
Susan Gilchrist
Robert Gardener

82 507

GUS

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: PGC/klf

20 April 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Return

I attach two Block Listing returns in respect of schemes where there is a nil balance remaining and should be grateful if you would arrange for the release of this on the Regulatory News Service under the number indicated. A copy of this letter is also being sent to the Listing Applications department.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 503447

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 4 AUGUST 2003 RE 276,052 SHARES)
3.	Period of return:	From 04.02.04 to 20.04.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	30,685 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	30,685 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,014,122,676 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0870 836 4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 512011

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 28 NOVEMBER 2003 RE 265,869 SHARES)
3.	Period of return:	From 28.11.03 to 20.04.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	265,869 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	265,869 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,014,122,676 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	UNIVERSAL HOUSE DEVONSHIRE STREET
Telephone:	0870 836 4064	MANCHESTER M60 1XA

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

82S017

GUS

Ref: PGC/04rns06

20 May 2004

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	906813
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

On 19 May 2004 GUS plc received a notification from Aviva plc ("Aviva"), pursuant to Sections 198 to 202 of the Companies Act 1985, advising that as a result of a purchase on 18 May 2004 by its subsidiary, Morley Fund Management Limited ("Morley"), Aviva holds an interest in 30,623,075 ordinary shares of 25p each in this Company. This holding represented 3.01% of the issued ordinary share capital of the Company at that date. Of this amount Morley holds 30,531,940 shares representing 3.00% of the issued ordinary share capital.

82 5017

25 May 2004

GUS plc
Preliminary Results For
Year Ended 31 March 2004

Strong financial performance

- **29% increase in profit** before amortisation of goodwill, exceptional items and taxation to £827m (2003: £642m)
- **Profit before tax** increased to £692m (2003: £409m)
- **27% increase in basic earnings per share** before amortisation of goodwill and exceptional items to 60.7p (2003: 47.8p)
- **Basic earnings per share** 47.4p (2003: 25.1p)
- **16% increase in full year dividend** to 27.0p (2003: 23.3p)

Record profits again at Argos, Experian and Burberry

- **Argos Retail Group**: sales up 10% and profit up 19% on a proforma basis (including Homebase for a full year in 2003)
- **Experian**: sales up 14% and profit up 20% for continuing activities at constant exchange rates
- **Burberry**: sales up 16% and profit up 24% at constant exchange rates

Further initiatives to enhance shareholder value

- **Portfolio reshaping continues**: disposal of Home shopping and Reality in May 2003; further Burberry share sale and disposal of property JV in November; planned partial IPO of South African Retailing in calendar 2004
- **£200m share buyback** to be initiated over next twelve months
- **GUS Board actively to review all strategic options over the next two years**

Sir Victor Blank, Chairman of GUS, commented:

"I am delighted with the progress that has been made over the past twelve months in all of our main businesses and with the growth in profits announced today. Over the past four years, GUS has established an excellent track record of creating value for our shareholders."

John Peace, Chief Executive of GUS, commented:

"Profits grew by 29% last year, with record earnings at Argos, Experian and Burberry. We have strong momentum in all our businesses, reflecting continuing investment and clear strategies to drive growth. Today's announcement of a £200m share buyback and our intention actively to review all strategic options over the next two years further demonstrates our commitment to creating long-term shareholder value."

Enquiries

GUS

John Peace	Chief Executive	020 7495 0070
David Tyler	Finance Director	
Fay Dodds	Director of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

There will be a presentation today at 8.30am to analysts and institutions at the Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ.

GUS and Burberry announcements are available on the GUS website: www.gusplc.com. The GUS slide pack and presentation to analysts and institutions will also be available there later in the day.

There will be a conference call to discuss the results at 3.00pm today (UK time), with a recording available later on the website.

GUS will hold its AGM and issue its First Quarter Trading Update on 21 July 2004.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

GROUP STRATEGY

Over the last four years, GUS has established a track record of creating significant value for our shareholders. In this period, earnings per share have grown by over 75% and total return for shareholders has exceeded that of all but two of the hundred companies that made up the FTSE 100 at 1 April 2000.

We have achieved this by focusing on fewer activities and on businesses that have above average growth potential and are capable of sector leadership in their respective markets:

- since 2000, GUS has withdrawn from low growth activities such as UK home shopping and delivery, vehicle financing and property;

- Argos, Experian and Burberry have all delivered double-digit profit growth over the past two years, benefiting from a clear strategy and significant investment;

- shareholders will have received over £900m in dividends for the financial years 2001 to 2004, equal to about half of Group earnings before amortisation of goodwill and exceptional items over that period; and

- the partial IPO of Burberry has also released value for shareholders. As a next step, we are planning, as previously announced, the partial IPO of our South African Retailing business for calendar year 2004, subject to market conditions.

Looking forward, the Board of GUS believes that there is further scope to increase shareholder value significantly.

Consequently, we will:

- continue to invest in our three main businesses and drive profit growth;

- initiate a share buyback programme of about £200m over the next twelve months; and

- actively review all strategic options over the next two years, in order to create further value for our shareholders. This is a logical extension of what we have been doing at GUS since 2000.

GROUP FINANCIAL HIGHLIGHTS

Sales up 6% to £7.5bn

An increase of 29% to £827m profit before amortisation of goodwill, exceptional items and taxation.

An increase of 27% to 60.7p in earnings per share before amortisation of goodwill and exceptional items. Minority interests were £27m (2003: £17m), reflecting strong profit growth at Burberry and the sale of a further stake in that business in November 2003.

An effective tax rate of 23.4%, based on profit before amortisation of goodwill and before profits and losses on sale of businesses. This compares to 22.7% last year and is the sixth consecutive year that the effective tax rate has been below 25%.

Net debt reduced to £1.2bn at 31 March 2004, down from £2.1bn a year ago, driven by strong operational cash flow and proceeds from disposals. An analysis of cash flow by division is given in the Appendix.

Final dividend of 19.0p proposed, making 27.0p for the full year (2003: 23.3p). Dividend cover is 2.25 times on eps of 60.7p.

12 months to 31 March	**Sales**		**Profit before taxation**	
	2004 £m	**2003 £m**	**2004 £m**	**2003 £m**
Argos Retail Group	5,162	3,523	415.5	249.8
Experian	1,286	1,201	282.2	256.4
Burberry	676	594	141.2	116.7
Other	155	117	23.6	16.4
Continuing operations	**7,279**	**5,435**	**862.5**	**639.3**
Discontinued operations	269	1,673	18.0	61.2
Total	**7,548**	**7,108**	**880.5**	**700.5**
Net interest			(53.9)	(58.1)
Profit before amortisation of goodwill, exceptional items and taxation			**826.6**	**642.4**
Amortisation of goodwill			(192.6)	(142.9)
Exceptional items			58.3	(90.1)
Profit before taxation			**692.3**	**409.4**
EPS before amortisation of goodwill and exceptional items			**60.7p**	**47.8p**
Reported EPS			**47.4p**	**25.1p**

The profit figure shown against each business above is operating profit which is defined as profit before interest, taxation, exceptional items and goodwill amortisation. The same definition of operating profit is used in each table in this preliminary announcement

2003 sales have been restated for FRS 5. Discontinued operations include Home shopping, Reality and Property. See Appendix for details

ARGOS RETAIL GROUP (ARG)

Sales up 10% to £5.2bn and profit up 19% to £416m on proforma basis (including Homebase for a full year in 2003); operating margin up to 8.0%

Argos outperformed its market for the fifth consecutive year

Argos Extra to be in about 150 stores in July 2004

Homebase repositioning on track; good progress on synergies

Argos store card now profitable; about a further £150m to be invested in loan book in 2005

ARG capital expenditure approximately £250m in 2005 (2004: £159m), with investment in Argos Extra, Homebase mezzanines and new Argos and Homebase stores

	Sales		**Operating profit**	
12 months to 31 March	**2004 £m**	**2003 £m**	**2004 £m**	**2003 £m**
Argos	3,384	3,017	297.4	240.8
Homebase	1,483	246	102.2	2.2
Financial Services	60	34	(5.5)	(13.1)
Wehkamp	235	226	21.4	19.9
Total	**5,162**	**3,523**	**415.5**	**249.8**
Operating margin			8.0%	7.1%
Operating cash flow			44	96

Notes (relevant to all ARG tables):
2003 sales have been restated for FRS 5. 2003 figures exclude discontinued Home shopping and Reality operations. See Appendix for details
Homebase's year-end is 28 February. For 2004, sales and profit are for the twelve months to 28 February 2004. For 2003, sales and profit are for the period from date of acquisition (20 December 2002) to 28 February 2003

Following the disposal of the Home shopping businesses and Reality in May 2003, ARG is now focused principally on selling general merchandise through a multi-brand, multi-channel offer. Argos and Homebase are targeted at different customer groups but combined, consumers are spending about £5bn each year with ARG on a wide range of hard goods.

While the individual brands focus on the needs of their own customers, the core competencies and infrastructure supporting the brands are, where appropriate, increasingly centralised and shared. These core competencies are sourcing and supplier management, multi-channel ordering and home delivery, as well as financial services. The shared services include IT, finance, human resources and property. This central infrastructure has been further strengthened during the year and is now starting to deliver benefits derived from ARG's scale.

In the area of sourcing and supplier management, the central ARG team has been tasked with identifying and realising benefits from the combined sales of Argos and Homebase. In the key overlapping areas of DIY, gardening, furniture and homewares, sales are about £2.7bn. A programme is under way to realise benefits from reducing product costs, increasing supplier rebates, rationalising supplier numbers and cutting distribution costs. This has been initiated through joint negotiations, common product sourcing and utilisation of the ARG buying office in Hong Kong and the recently-opened office in Shanghai. The bulk of supply chain gains are being re-invested in the businesses and in reducing prices further for our customers.

Argos

12 months to 31 March	2004 £m	2003 £m	Change
Sales	3,384	3,017	12%
Total growth	*12%*	*13%*	
Like-for-like growth	*5%*	*7%*	
Operating profit	297.4	240.8	24%
Operating margin	8.8%	8.0%	
At 31 March			
Number of stores	556	523	
Of which: Argos Extra stores	75	11	

Operating profit in 2003 is after a charge of £8.7m relating to integration of jungle.com

In an increasingly competitive general merchandise market in the UK, Argos aims to win more customers and a greater share of their spend by offering the most compelling combination of choice, value and convenience.

Operational review

Argos again clearly outperformed its market. Sales grew by 12% year-on-year as Argos made strong share gains in many product categories, especially consumer electronics, white goods and toys.

Argos has maintained its reputation for excellent value during this period of price deflation and a more competitive environment. Prices of products re-included in catalogues during 2004 were reduced by 3% on average. About 20% of sales last year were made at promotional prices, reflecting Argos' strong promotional stance during the life of a catalogue. Supply chain benefits, together with operational cost improvements, funded these lower prices.

The convenience of the multi-channel offer at Argos continues to drive outperformance. Argos offers customers the ability to order or reserve goods in store, by phone or on the Internet, for delivery to store or home. Further investments will be made in 2005 to expand these capabilities:

- a further 35 new stores are planned in 2005, following the 33 stores opened in 2004;
- the store refit programme was largely completed during 2004. Quick pay kiosks, which reduce the time it takes for customers to order and pay for goods, were in over 230 stores at the year-end and will be rolled out further during 2005. 8% of sales in those stores with kiosks were processed through the kiosks, with this percentage improving throughout the year; and
- Argos Direct grew by 21% compared to last year and accounted for 20% of sales in 2004 (2003: 18%). Building on this success, a decision has been made to invest in a third two-man delivery warehouse in Darlington. This will become operational in calendar year 2005.

Sales ordered via the Internet grew by over 50% year-on-year, accounting for 4% of total sales. An additional 7% of sales were reserved remotely by phone or Internet for purchase and collection later in store.

Improved choice through product range expansion remains a key driver of sales, with 13,000 lines in the current catalogue, 12% more than a year ago. The combination of more choice, together with Argos' multi-channel offer, is driving market share growth. Argos' ability to offer additional ranges using the catalogue, improved in-store stock management and home delivery, rather than adding retail space, is a competitive cost advantage.

Argos Extra is to be rolled out to about 150 stores in July 2004. The Argos Extra catalogue, which was first trialled in January 2003, provides a major increase in choice through the addition of new and extended product ranges. It currently offers 17,000 lines, 4,000 more than the main catalogue, with increased ranges in Leisure, Home and Electricals. The current trial has 43 Argos Extra stores where the additional 4,000 lines are stocked-in. The facility to order the extended range for collection is available in a further 32 neighbourhood stores.

To date, a high single-digit percentage sales uplift has been achieved in the Argos Extra stocked-in stores. Gross margins on Extra ranges are in line with the main catalogue. As a result, Argos Extra will be introduced into a further 73 stocked-in stores in July 2004. These will be a combination of new store openings (14 stores) and the conversion of existing stores, where stockroom space is being extended.

The use of a catalogue to offer the additional range, as well as improved in-store stock management, home delivery and better utilisation of existing space, means no extra retail space is required. Capital investment of about £25m in 2005 will be used to reconfigure the current space (for example, by adding mezzanine stockrooms) and provide distribution infrastructure.

The neighbourhood stores trial will continue, as will various systems developments and testing nationwide home delivery of Argos Extra products.

Financial review
Sales for the year of £3.4bn increased by 12%, of which 7% came from new stores which continue to exceed their investment hurdle rate. Like-for-like sales growth was 5%, following on from the previous year's 7% like-for-like performance.

Gross margin was slightly up on the year, with supply chain benefits continuing to fund lower prices and to offset an adverse product mix, mainly caused by increasing sales of lower margin consumer electronics.

Operating profit grew by 19%, excluding costs of £8.7m in 2003 relating to the integration of jungle.com. Expense levels as a percentage of sales were again reduced despite continuing investment in growth initiatives (such as Argos Extra) and in the infrastructure (including two new distribution centres opened during the year). Operating margin, excluding the £8.7m costs in 2003, advanced by a further 50 basis points to 8.8%.

Homebase

12 months to 28 February	**2004 £m**	**2003 £m**
Sales	1,483	246
Total growth	*5%*	-
Like-for-like growth	*3%*	-
Operating profit	102.2	2.2
Operating margin	6.9%	-
At 28 February		
Number of stores	278	273
Of which: number with mezzanine floor	67	36

In the twelve month period to 28 February 2003, Homebase had sales of £1,416m and operating profit of £101.6m, an operating margin of 7.2%

Homebase is being repositioned as the UK's leading home enhancement retailer. Its strategic priorities are to:

- improve the existing core business;
- enhance and extend its home furnishings offer; and
- deliver synergies by leveraging the scale and expertise of ARG.

During the year under review, Homebase has made substantial progress in executing this strategy.

Operational review

Homebase has started to improve the in-store experience, by better stock availability, less cluttered stores, enhanced retail standards and a major step forward in customer service, with over 17,000 staff completing the culture change programme. Customers are recognising these enhancements, which are directly contributing to the improvement in sales performance.

Homebase will accelerate its new store opening programme. From its current base of 278 stores, Homebase plans to open an additional 10 stores in financial year 2005 and a further 15 to 20 stores each year from 2006 to 2008. Following the successful trial in 2004, roughly half of these will be smaller stores. This format is 30-35,000 square feet of trading space including the mezzanine and external garden area. It offers edited ranges in markets where a larger store would not be viable or available. The current performance of new stores, particularly small stores, is substantially above the investment hurdle rate.

Homebase continues to roll out the mezzanine format. The performance of stores with mezzanines remains strong, generating an average sales uplift of 15% across the total store. The additional space is used to showcase kitchens, bathrooms and home furnishings, without reducing space for core DIY products. Homebase plans to add mezzanine floors to a further 35 stores in 2005, at a capital cost of about £1m each. In addition, most new stores will be built with a mezzanine.

Home furnishing ranges and the mezzanine offer continue to be improved. The "Mezzanine II" format has been trialled in 12 stores during 2004. These changes to mezzanine ranges, lighting, display and merchandising techniques, combined with more profitable space allocation, will be used in all new mezzanines. The miHome range, which offers contemporary, quality products at competitive prices, has been tested in ten stores since September 2003. These new ranges will be extended across the chain over time, whenever range reviews are undertaken, resulting in a significant offer of miHome product in all stores by Easter 2005.

Homebase is starting to deliver the benefits of being part of ARG. In 2004, this has enabled the rapid launch of a new Homebase store card, use of the ARG Hong Kong and Shanghai buying offices and improvements to the big ticket home delivery offer. 2005 will see further benefits from the acceleration of direct importing and lower media buying costs.

Supply chain gains are accelerating at Homebase. A thorough review of sourcing at Homebase and the areas of product overlap with Argos has been undertaken. The opportunities to drive down costs and to improve the Homebase product offer are significant, giving ARG confidence that savings at least equal to those envisaged at the time of acquisition will be achieved. The bulk of these gains will, as previously indicated, be re-invested in the business and in reducing prices further for consumers.

Financial review
Sales in the 12 months to 28 February 2004 increased by 5%, 3% on a like-for-like basis. The Home-related categories performed particularly strongly, especially in kitchens and bathrooms. In the second half, all major product areas showed year-on-year growth.

Gross margin was in line with last year, with supply chain benefits exceeding £5m, mainly through terms harmonisation between Argos and Homebase. These gains funded lower prices and higher sales of lower margin kitchens, bathrooms and furniture.

Operating profit in the year was £102.2m, a similar level to last year. This is after significant investment in the store portfolio, with higher depreciation and rates on the roll-out of mezzanine floors. The investment in costs of change was approximately £6m in the full year, covering mainly staff training and the one-off costs associated with improving the home delivery offer.

As is GUS' established practice, a detailed comment on Homebase's first quarter trading will be made on 21 July 2004. For Homebase, it will cover sales in the four months to 30 June 2004.

ARG Financial Services (ARG FS)

12 months to 31 March	**2004 £m**	**2003 £m**
Sales	60	34
Profit before funding costs	6.8	(6.4)
Interest charge	(12.3)	(6.7)
Operating (loss)	(5.5)	(13.1)
At 31 March		
Gross loan book	374	192
Number of active store card holders (000s)	765	634

ARG Financial Services works in conjunction with Argos and Homebase to provide their customers with the most appropriate credit offers to drive product sales. This currently includes store cards, personal and product loans and insurance products. As well as driving merchandise sales in the stores, ARG Financial Services is expected to move into profit after funding costs for the first time in 2005 and to generate significant profits over time.

Operational review

In 2004, ARG Financial Services grew strongly, almost doubling its total loan book. The Argos store card has maintained its good performance during the year, now funding 9% of sales at Argos. The store card outstanding receivables have grown by nearly 50% in the year. Argos loans also continued to grow well, with the number of loans issued and the gross loan book more than doubling in the year.

Following the acquisition of Homebase in December 2002, ARG Financial Services utilised its existing infrastructure to launch quickly to Homebase customers both a range of personal and product loans (in April 2003) and a new store card (in October 2003).

ARG Financial Services expects to invest about a further £150m in its loan book during 2005 to fund additional lending to both Argos and Homebase customers.

Financial review

In 2004, ARG Financial Services earned a profit of £6.8m before funding costs which are charged against operating profit. The loan book at ARG FS is funded on the GUS balance sheet, with an assumption of 10% equity and 90% debt. The interest cost of the debt (£12.3m in 2004) is charged against ARG FS operating profit, with the Group interest charge being reduced by the same amount.

Reported operating losses after funding costs reduced to £5.5m in 2004, reflecting the maturity of the Argos store card loan book, which was in profit for the first time in 2004 since its launch in 2001. This was offset somewhat by the start-up investment to launch the Homebase products.

Wehkamp

12 months to 31 March	2004 £m	2003 £m	Change at constant FX
Sales	235	226	(3%)
Operating profit	21.4	19.9	-
Operating margin	9.1%	8.8%	

Sales at Wehkamp, the leading home shopping brand in Holland, were 3% lower in euros compared to last year. This reflects the difficult Dutch economy and retail market, as well as increased competition. Wehkamp has a multi-channel model and is the leading Internet retailer in Holland. In 2004, about one-third of its merchandise sales were via the website and this is expected to rise further in 2005.

The change in product mix towards higher margin fashion, together with tight control of operating costs, resulted in a slightly improved operating margin.

The £/euro exchange rate moved during the year from an average of €1.55 in the year to March 2003 to €1.44 in 2004. This increased reported sales by £16m and operating profit by £1.5m.

GUS plc
GROUP PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2004

		2004 Before Exceptional Items £m	2004 Exceptional Items (Note 2) £m	2004 Total £m	2003 (Restated) (Note 1) £m
Turnover					
Continuing operations		7,279	-	7,279	5,435
Discontinued operations		269	-	269	1,673
Total turnover		7,548	-	7,548	7,108
Cost of sales		(4,273)	-	(4,273)	(4,092)
Gross profit		3,275	-	3,275	3,016
Net operating expenses before goodwill charge		(2,458)	(5)	(2,463)	(2,408)
Goodwill charge		(193)	-	(193)	(162)
Net operating expenses		(2,651)	(5)	(2,656)	(2,570)
Operating profit		624	(5)	619	446
Continuing operations		624	(5)	619	430
Discontinued operations		-	-	-	16
Share of operating profit of BL Universal PLC (joint venture) – discontinued operations		18	-	18	26
Share of operating profit of associated undertakings – continuing operations		46	-	46	44
Trading profit		688	(5)	683	516
Profit on disposal of shares in Burberry – continuing operations		-	157	157	161
Disposal of Home Shopping and Reality businesses – discontinued operations:					
Provision for loss on disposal		-	-	-	(210)
Realised loss on disposal		-	(246)	(246)	-
Less: utilisation of 2003 provision for loss on disposal		-	210	210	-
		-	(36)	(36)	-
Loss on sale of interest in BL Universal PLC – discontinued operations		-	(5)	(5)	-
Loss on sale of other businesses – continuing operations		-	(53)	(53)	-
Profit on ordinary activities before interest		688	58	746	467
Net interest				(54)	(58)
Profit on ordinary activities before taxation				692	409
Tax on profit on ordinary activities (Note 3)	- UK			(140)	(95)
	- Overseas			(52)	(46)
				(192)	(141)
Profit on ordinary activities after taxation				500	268
Equity minority interests				(27)	(17)
Profit for the financial year				473	251
Dividends (Note 6)				(271)	(232)
Retained profit for the financial year				202	19
Profit before amortisation of goodwill, exceptional items and taxation - £m				827	642
Earnings per share (Note 4)	- Basic			47.4p	25.1p
	- Diluted			47.0p	25.0p
Earnings per share before amortisation of goodwill and exceptional Items (Note 4)	- Basic			60.7p	47.8p
	- Diluted			60.1p	47.5p
Dividend per share	- Interim			8.0p	6.9p
	- Final			19.0p	16.4p
	- Total			27.0p	23.3p

GUS plc
GROUP BALANCE SHEET
at 31 March 2004

	2004 £m	2004 £m	2003 £m	2003 £m
Fixed assets				
Intangible assets - goodwill		2,338		2,436
Intangible assets - other		159		178
Tangible assets		1,038		1,043
Investment in joint venture		-		210
Other investments		151		128
		3,686		3,995
Current assets				
Stocks		823		853
Debtors - due within one year	1,088		1,803	
- due after more than one year	540	1,628	265	2,068
Investments		101		109
Cash at bank and in hand		524		243
		3,076		3,273
Creditors				
Amounts due within one year		(2,233)		(2,699)
Net current assets		843		574
Total assets less current liabilities		4,529		4,569
Creditors – amounts due after more than one year		(1,433)		(1,791)
Provisions for liabilities and charges		(89)		(138)
Net assets		3,007		2,640
Capital and reserves				
Called up share capital		254		252
Share premium account		35		6
Revaluation reserve		40		131
Profit and loss account		2,518		2,154
Total equity shareholders' funds		2,847		2,543
Equity minority interests		160		97
Capital employed		3,007		2,640

GUS plc
GROUP CASH FLOW STATEMENT
for the year ended 31 March 2004

	2004 £m	2003 £m
Cash flow from operating activities		
Operating profit	**619**	446
Depreciation and amortisation charges	**483**	407
(Increase)/decrease in working capital	**(371)**	7
	731	860
Dividends received from associated undertakings (including £9m (2003 nil) in respect of discontinued operations)	**45**	24
Returns on investments and servicing of finance	**(48)**	(11)
Taxation	**(176)**	(141)
Capital expenditure	**(306)**	(329)
Financial investment (including £82m (2003 £5m) in respect of discontinued operations)	**37**	(13)
Acquisition of subsidiaries	**(132)**	(1,241)
Disposal of subsidiaries and joint venture (including £558m (2003 nil) in respect of discontinued operations)	**779**	239
Dividends paid	**(244)**	(220)
Net cash inflow/(outflow) before management of liquid resources and financing	**686**	(832)
Management of liquid resources	**8**	(134)
Financing - issue of Ordinary shares	**31**	3
- purchase of own shares for cancellation	**-**	(1)
- change in debt and lease financing	**(534)**	934
Increase/(decrease) in cash	**191**	(30)
Reconciliation of net cash flow to movement in net debt		
Increase/(decrease) in cash	**191**	(30)
Cash outflow/(inflow) from movement in debt and lease financing	**534**	(934)
Cash (inflow)/outflow from movement in liquid resources	**(8)**	134
Movement in net debt resulting from cash flows	**717**	(830)
Finance leases acquired with subsidiary	**-**	(2)
New finance leases	**(2)**	(7)
Investments transferred from current to fixed assets	**(8)**	-
Exchange movements	**179**	37
Movement in net debt	**886**	(802)
Net debt at beginning of year	**(2,086)**	(1,284)
Net debt at end of year	**(1,200)**	(2,086)

GUS plc
DIVISIONAL ANALYSIS
for the year ended 31 March 2004

	Turnover		Profit before taxation	
	2004	2003 (Restated) (Note 1)	2004	2003 (Restated) (Note 1)
	£m	£m	£m	£m
Argos Retail Group				
Continuing operations:				
Argos	3,384	3,017	297.4	240.8
Homebase	1,483	246	102.2	2.2
Financial Services	60	34	(5.5)	(13.1)
Wehkamp	235	226	21.4	19.9
	5,162	3,523	415.5	249.8
Discontinued operations	269	1,673	-	35.3
	5,431	5,196	415.5	285.1
Experian				
Experian North America	703	718	179.6	171.5
Experian International	583	483	102.6	84.9
	1,286	1,201	282.2	256.4
Burberry	676	594	141.2	116.7
South African Retailing	160	114	43.5	31.8
Property – discontinued operations	-	-	18.0	25.9
Central activities	6	18	(19.9)	(15.4)
	7,559	7,123	880.5	700.5
Inter-divisional turnover (principally Experian)	(11)	(15)		
	7,548	7,108		
Net interest			(53.9)	(58.1)
Profit before amortisation of goodwill, exceptional items and taxation			826.6	642.4
Amortisation of goodwill			(192.6)	(142.9)
Exceptional items (Note 2) (including goodwill of nil (2003 £19.0m))			58.3	(90.1)
Profit before taxation			692.3	409.4

The turnover and profit figures for Homebase reported in the year ended 31 March 2003 cover the post acquisition period from 20 December 2002.

The profit before taxation of the Property division represents the Group's share of the operating profit of BL Universal PLC up to the date of its sale on 17 November 2003.

Amortisation of goodwill includes £127m (2003 £99m) relating to Argos Retail Group, £59m (2003 £38m) relating to Experian and £7m (2003 £6m) relating to Burberry.

GUS plc
GEOGRAPHICAL ANALYSIS
for the year ended 31 March 2004

	Turnover by origin		Profit before taxation	
	2004	2003 (Restated) (Note 1)	**2004**	2003
	£m	£m	**£m**	£m
United Kingdom & Ireland	**5,741**	5,440	**553.7**	416.8
Continental Europe	**676**	603	**65.3**	47.1
North America	**859**	853	**198.1**	185.8
Rest of World	**272**	212	**63.4**	50.8
	7,548	7,108	**880.5**	700.5
Net interest			**(53.9)**	(58.1)
Profit before amortisation of goodwill, exceptional items and taxation			**826.6**	642.4
Amortisation of goodwill			**(192.6)**	(142.9)
Exceptional items (Note 2)			**58.3**	(90.1)
Profit before taxation			**692.3**	409.4

GUS plc

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March 2004

	2004 £m	2003 £m
Profit for the year	473	251
Revaluation of properties	3	15
Currency translation differences	33	71
Total recognised gains and losses for the year	509	337

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS' FUNDS
for the year ended 31 March 2004

		2004 £m	2003 £m
Profit for the year		473	251
Dividends	- Interim	(80)	(68)
	- Final	(191)	(164)
		202	19
Goodwill credited to reserves		35	19
Shares issued under option schemes		31	3
Shares cancelled on purchase		-	(1)
Revaluation of properties		3	15
Currency translation differences		33	71
		304	126
Opening shareholders' funds		2,543	2,417
Closing shareholders' funds		2,847	2,543

ANALYSIS OF NET BORROWINGS
at 31 March 2004

	2004 £m	2003 £m
Cash and other liquid resources	460	283
Debt due within one year	(336)	(678)
Finance leases	(12)	(19)
Debt due after more than one year	(1,312)	(1,672)
Net borrowings at end of year	(1,200)	(2,086)

GUS plc
NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation

The financial information set out in this announcement does not constitute the Group's statutory financial statements for the year ended 31 March 2004 but is taken from those financial statements, which have received an unqualified report by the auditors and will be delivered to the Registrar of Companies.

On 27 May 2003 the Group announced the disposal of its Home Shopping and Reality businesses and, accordingly, the results of these operations are classified as discontinued. To give an indication of ongoing profitability, continuing and discontinued operations are now separately reported within the results of Argos Retail Group with the relevant segmental reporting comparative figures restated. The results of the discontinued operations of Argos Retail Group in the comparative period are analysed below:

Discontinued operations	Turnover 2003 £m	Profit before taxation 2003 £m
Argos	144	(2.6)
Home Shopping UK & Ireland	1,482	15.4
Financial Services	-	17.7
Home Shopping Continental Europe	47	4.8
	1,673	35.3

The completion statements in respect of the sold Home Shopping and Reality businesses are still subject to agreement and have been referred to a third party expert for determination. The Group has assumed a neutral trading position for the period from 1 April 2003 to the date of disposal on 27 May 2003 and, once these completion statements are agreed, any profit or loss will be recorded as an exceptional item.

During the year the Group disposed of its property joint venture with British Land and its results are classified as discontinued operations.

As previously announced, from 1 April 2003 the results of the Finance Division and gusco.com are reported within Central activities, which also includes Central costs. Comparative figures have been restated. For the year ended 31 March 2003 turnover of £18m and profits of £6.6m for the Finance Division and losses of £2.7m in respect of gusco.com, are included within Central activities.

The Group has adopted FRS 5 Application Note G "Revenue Recognition" for the first time in these financial statements. It only affects the Argos Retail Group and has no material effect on reported profits or turnover. The Application Note requires that amounts recorded as turnover should exclude the sales value of estimated returns from the total sales value of the goods supplied to customers. Such provision has now been made representing the Group's estimate of the sales value of product sold during the year that will be returned in the following year. The Application Note also requires that turnover should be recorded net of discounts. For sales promotion purposes the Group operates a variety of schemes that give rise to goods being sold at a discount to standard retail price. These will include redemption of loyalty card points, staff discounts, Friends and Family evenings and the redemption of promotional vouchers. Turnover is now adjusted to show sales net of all related discounts. The Group acts as an agent in arranging the sales of a variety of third party provided financial services products. The Application Note requires that where the Group acts as an agent, the commission received should be recorded as turnover. Group turnover now includes only commission received from acting as an agent and excludes amounts received from the customer that are payable to the principal. The effect of adopting FRS 5 Application Note G is to reduce turnover by £82m in the year ended 31 March 2004. Comparative figures have been restated and Group turnover in the year ended 31 March 2003 has been restated from £7,146m to £7,108m. There is no effect on profit before taxation.

The results included for Homebase in the current year are for the twelve months ended 28 February as Homebase prepares its financial statements to the end of February to avoid distortions relating to the timing of Easter and related promotions and trading patterns.

2. Exceptional items

Exceptional items comprise:

	2004 £m	2003 £m
Continuing operations		
Disposal of shares in Burberry	157	161
Income/(cost) in respect of employee share schemes in connection with the disposal of Burberry shares	2	(22)
	159	139
Loss on sale of other businesses	(53)	-
Restructuring costs incurred by Argos Retail Group following the disposal of Home Shopping and Reality businesses	(7)	-
	99	139
Discontinued operations		
Disposal of Home Shopping and Reality businesses:		
Provision for loss on disposal	-	(210)
Realised loss on disposal	(246)	-
Less: utilisation of 2003 provision	210	-
	(36)	(210)
Disposal of interest in BL Universal PLC (joint venture)	(5)	-
Impairment of goodwill	-	(19)
	(41)	(229)
Total exceptional profit/(charge)	58	(90)

An Initial Public Offering of 22.5% of the ordinary share capital of Burberry Group plc took place on 12 July 2002. The associated exceptional items comprise the excess of the flotation proceeds, less costs, over the related portion of net assets at that date and the cost of share schemes designed to secure the retention of employees. A further stake of 11.5% in the ordinary share capital of the company was sold on 19 November 2003. The associated exceptional item comprises the excess of sale proceeds, less costs, over the related portion of net assets disposed of at that date.

The loss on the sale of other businesses is principally in respect of the sale by Experian North America of its Outsourcing activities and includes a charge of £24m in respect of goodwill previously written off to reserves.

The disposal of Home Shopping and Reality businesses was announced on 27 May 2003. The provision for loss on disposal charged in the year ended 31 March 2003 represented the difference between the sale proceeds of £590m and the net assets to be disposed of which amount to £800m, subject to the agreement of completion statements. The further charge in the year ended 31 March 2004 relates to professional and other costs associated with the transaction, and a charge of £11m in respect of goodwill previously written off to reserves.

The disposal of the 50% equity stake in the property joint venture BL Universal PLC was announced on 17 November 2003. The associated exceptional item comprises the deficit of sale proceeds, less costs, over the related portion of net assets at that date.

The goodwill on disposal of subsidiary undertakings charged in 2003 related to goodwill, previously written off to reserves, on the closure of Innovations.

3. Taxation

The effective rate of tax, before amortisation of goodwill, the profit on the disposal of shares in Burberry and loss on sale of businesses (including the joint venture), has increased from 22.7% to 23.4%.

GUS plc
NOTES TO THE FINANCIAL STATEMENTS (continued)

4. Basic and diluted earnings per share	2004 pence	2003 pence
Basic earnings per share before amortisation of goodwill and exceptional items	**60.7**	47.8
Effect of amortisation of goodwill	**(19.1)**	(14.3)
Effect of exceptional items	**5.8**	(8.4)
Basic earnings per share	**47.4**	25.1

The calculation of basic earnings per share is based on profit for the year of £473m (2003 £251m) divided by the weighted average number of Ordinary shares in issue of 998.0m (2003 995.9m). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group and is based on profit of £606m (2003 £476m):

	2004 £m	2003 £m
Earnings before amortisation of goodwill and exceptional items	**606**	476
Effect of amortisation of goodwill	**(191)**	(142)
Effect of exceptional items	**58**	(83)
Profit for the year	**473**	251

	2004 m	2003 m
Weighted average number of Ordinary shares in issue during the year*	**998.0**	995.9
Dilutive effect of options outstanding	**9.1**	7.3
Diluted weighted average number of Ordinary shares in issue during the year	**1,007.1**	1,003.2

* excluding those held by The GUS ESOP Trust, The GUS ESOP Trust No. 2, The GUS ESOP Trust No. 3 and The GUS ESOP Trust No. 4 upon which dividends have been waived.

The calculation of diluted earnings per share reflects the potential dilutive effect of the exercise of employee share options.

5. Foreign currency

The principal exchange rates used were as follows:

	Average		Closing	
	2004	2003	**2004**	2003
US dollar	**1.70**	1.55	**1.84**	1.58
South African rand	**12.05**	14.89	**11.55**	12.48
Euro	**1.44**	1.55	**1.50**	1.45

Assets and liabilities of overseas undertakings are translated into sterling at the rates of exchange ruling at the balance sheet date and the profit and loss account is translated into sterling at average rates of exchange.

6. Dividend

The final dividend will be paid on 6 August 2004 to shareholders on the Register at the close of business on 9 July 2004.

Exemption number 82-501

25 May 2004

GUS plc

Retirement of Director

GUS plc announces that Lord Harris, a non-executive director of the company since 1986, will be retiring from the Board at this year's Annual General Meeting.

Sir Victor Blank, Chairman of GUS, said:

"During his time, he has been a tremendously wise counsellor on a range of business issues, particularly the management of change over the ten years since the enfranchisement of the company's non-voting shares. We owe him an immense debt of gratitude and wish him well for the future."

82 5017

GUS

Ref: PGC/04rns07

26 May 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	076514
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870836 4064

ANNOUNCEMENT

On 25 May 2004, Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited purchased 1,000,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust No. 3 at a price of £7.957656 per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company.

825017

GUS

Ref: PGC/04rns08

1 June 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
PO Box 99
Universal House
Devonshire Street
Manchester M60 1XA
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	140389
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc ("the Company") received notification on 28 May 2004 that, following the recent maturity of options granted on 9 February 2001 at a price of 384p per share under the Company's SAYE share option scheme, there had been two transactions in respect of options held under this scheme by non-executive directors of the Company. Details of these are:

- Lord Harris of Peckham exercised options on 4 May in respect of 2,522 Ordinary shares. Following this exercise, Lord Harris retained these shares and he now holds 39,722 Ordinary shares in the Company (including an unchanged non-beneficial interest of 25,000 Ordinary shares).

- Lady Patten of Wincanton exercised options on 27 May in respect of 2,522 Ordinary shares. Following this exercise, Lady Patten sold these shares on 28 May at a price of 809.5p per share.

82 5017

The retail and business services group

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REG-GUS PLC Director Shareholding Released: 02/06/2004

RNS Number:3105Z
GUS PLC
2 June 2004

GUS plc
("THE COMPANY")

GRANT OF SHARE OPTIONS TO DIRECTORS

The Company has granted options in respect of its Ordinary shares of 25p to the following directors:-

Name of director	Date of grant	Period during or date on which exercisable	Amount paid for	Number of shares	Exercise price
John Peace	01.06.2004	01.06.2007 to 31.05.2014	Nil	93,919	£8.092
Terry Duddy	01.06.2004	01.06.2007 to 31.05.2014	Nil	82,797	£8.092
Craig Smith	01.06.2004	01.06.2007 to 31.05.2014	Nil	44,726	£8.092
David Tyler	01.06.2004	01.06.2007 to 31.05.2014	Nil	58,082	£8.092

Following this notification, options are held by directors over 1,864,746 Ordinary shares of 25p in the Company.

AWARDS UNDER THE GUS PLC PERFORMANCE SHARE PLAN

The Company also made awards on 1 June 2004 to the above directors under the terms of The GUS plc Performance Share Plan by reference to a price of £8.092p per share. The awards are subject to performance conditions and the maximum numbers of shares which could vest in the case of each of these directors in respect of this award are as follows:-

Name of director	Maximum number of shares
John Peace	93,919
Terry Duddy	82,797

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Craig Smith	44,726
David Tyler	58,082

Following this notification, awards are held by directors under the terms of The GUS plc Performance Share Plan in respect of 972,933 Ordinary shares of 25p in the Company.

END
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82S017

GUS

Ref: PGC/04rns10

9 June 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	707695
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc has received a notification from Aviva plc ("Aviva") advising that, as a result of a sale on 7 June, Aviva and its subsidiary, Morley Fund Management Limited, no longer hold a notifiable interest in the ordinary shares of 25p each in this Company. The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was both dated and received on 8 June 2004.

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

Ref: PGC/04ann1406a

14 June 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	971977
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

The Company has received notification today of two purchases of its Ordinary shares of 25p each by Towers Perrin Eagle Star Share Plan Services (Guernsey) Limited to be held by the ESOP trusts established for the purposes of The GUS plc Co-Investment Plan:

- On 11 June 2004, the purchase of 1,260,463 shares at a price of 842.071p per share; and
- On 14 June 2004, the purchase of 339,537 shares at a price of 842p per share.

Directors of the Company are potential beneficiaries of these ESOP's and accordingly these share purchases are deemed to increase their interests in the Ordinary share capital of the Company.

82 5017

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

Ref: PGC/04ann1406b

14 June 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	489892
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

a) DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC PERFORMANCE SHARE PLAN

In June 2001 the Company made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The vesting of such awards is subject to performance conditions and the conditions in respect of this award have now been satisfied. Accordingly, on 11 June 2004, the following shares were transferred to directors of the Company who then sold them on that day at a price of 842.071p per share:

John Peace – 48,963 Ordinary shares
Terry Duddy - 37,538 Ordinary shares
David Tyler – 28,562 Ordinary shares

b) DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS PLC CO-INVESTMENT PLAN

In accordance with the terms of The GUS plc Co-Investment Plan, the following directors have opted to defer receipt of their bonus for the year ended 31 March 2004 and to invest it in Ordinary shares of 25p in the Company. The resulting increases in their interests in GUS shares and in their contingent interests in matching shares awarded in connection with this plan are as follows:

Name of director	Number of Ordinary shares		Contingent interests in matching shares	
	Now acquired on behalf of director	Held after this acquisition	Now arising in respect of director	Held after this matching award
John Peace	49,045	294,154	166,256	550,014
Terry Duddy	44,141	151,524	209,008	511,257
Craig Smith	42,922	84,923	85,844	150,944
David Tyler	29,427	182,893	99,754	323,863

The purchase of the shares acquired on behalf of the directors was made on 11 June 2004 at a price of 842.071p per share; the award of the matching shares was also made on 11 June 2004 by reference to a price of 842.071p per share. The release of these shares is deferred for three years and if the director resigns during the three-year period he will forfeit the right to the matching shares.

Following this notification, there are contingent awards held by directors under the terms of this plan in respect of 1,536,078 Ordinary shares of 25p in the Company.

c) DIRECTORS' INTERESTS IN THE ORDINARY SHRE CAPITAL OF BURBERRY GROUP PLC

On 14 June 2004 the Company received notification that, on 11 June 2004, John Peace and Terry Duddy had made the following purchases of ordinary shares of 0.05p each in Burberry Group plc:

John Peace – 34,000 shares at 393.037p per share
Terry Duddy – 22,000 shares at 393.037p per share

Following this notification Mr Peace and Mr Duddy respectively hold 50,000 and 22,000 ordinary shares in Burberry Group plc, which is a subsidiary undertaking of the Company.

82507

GUS

Ref: PGC/04annbonds

18 June 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	575137
DATE AND TIME FOR RELEASE:	7.30am – 21 June 2004
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc : PURCHASE OF OWN SECURITIES

Pursuant to Listing Rule 15.15, GUS plc today announces that it has purchased, in a series of transactions, EUR 89,058,000 nominal amount of its 5.125% bonds due 5 October 2004, representing 17.8% of the original issue. These bonds will be cancelled. Following this purchase EUR 410,942,000 nominal amount of these bonds remains in issue.

The purchases were made in response to offers of the bonds for sale and in the light of their short remaining maturity. GUS may be prepared to respond to further such offers.

Contacts:
Albert Hollema, Group Treasurer +31 33 450 3861;
Peter Blythe, Director of Finance +44 207 318 6230

our ref JSM/1000.557
your ref
ddi 020 7427 1361
e-mail jonathan.morris@blplaw.com

21 June 2004

UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

By hand

Dear Sir/Madam

GUS plc (the Company)
Security Ref: 788389

In accordance with paragraph 9.31 of the FSA Listing Rules, we enclose on behalf of the Company:

1 2 x copies of a Circular to Shareholders;

2 2 x Annual Report and Financial Statements 2004;

3 2 x Annual Review and Financial Statements 2004; and

4 2 x Form of Proxy for the Company's 2004 AGM.

Yours faithfully

Berwin Leighton Paisner

cc: David Morris/Paul Cooper, GUS plc

mb\2895409.01

82-5017

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: PGC/rns220704neds

22 July 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	936411
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

Exemption number 82-5017

GUS PLC
29 June 2004

GUS PLC announces that it has today purchased for cancellation through Cazenove & Co. Ltd 250,000 ordinary shares at a price of 851.80 pence per share.

Exemption number 82-5017

GUS PLC
30 June 2004

GUS PLC announces that it has today purchased for cancellation through Cazenove & Co. Ltd 350,000 ordinary shares at a price of 848.1082 pence per share.

825017

GUS

Ref: PGC/04annBarclays

9 July 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	589651
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc ("GUS") has today received a notification, dated 5 July 2004, from Barclays PLC ("Barclays"), pursuant to Sections 198 to 208 of the Companies Act 1985, advising that Barclays no longer holds a notifiable interest in the ordinary shares of 25p in GUS.

Exemption number 82-5017
GUS PLC
21 July 2004

GUS plc

First Quarter Trading Update

GUS plc, the retail and business services group, today issues its regular update on trading in its main businesses.

John Peace, Group Chief Executive of GUS, said:

"With strong sales momentum in all of our businesses, GUS has made a good start to the year. We remain confident of making continued progress in the rest of the year, although we remain conscious of the challenges we face in some of our markets."

Argos Retail Group

% change in sales year-on-year		
Three months to 30 June 2004		%
Argos	- total	15
	- like-for-like	9
Four months to 30 June 2004		
Homebase	- total	5
	- like-for-like	3

Argos
Against a market background of continued strong retail sales, Argos grew its turnover by 15% in the first quarter, again outperforming its market. Like-for-like sales increased by 9% and new stores contributed 6%. Photography, white goods and leisure categories performed particularly well. Gross margin was in line with last year. Argos Direct, the delivery to home operation, grew by 30% and accounted for 25% of Argos' sales compared to 23% in the first quarter last year.

The Autumn/Winter 2004 catalogue will be launched on 24 July. The main catalogue will have 13,200 lines, up from 12,700 last year, an increase of 4%. The Argos Extra catalogue, which will have 17,000 lines, will be available in about 150 stores (out of the Argos total of 561), compared with 75 stores at present.

Homebase
Homebase has made good progress in its initiatives to improve customer service, ease of shopping and its home enhancement offer. These are starting to improve the customers' shopping experience and drive growth.

Sales in the four months to 30 June 2004 rose by 5%, 3% on a like-for-like basis. All major product areas again showed year-on-year growth. There were strong performances from kitchens, bathrooms, tiling and air-conditioning products. Gross margin was in line with last year. At 30 June 2004, Homebase had 281 stores, of which 76 had mezzanines.

Experian

% change in sales year-on-year for the three months to 30 June 2004

Continuing activities only	Total %	Total at constant exchange rates %

Experian North America	0	12
Experian International	16	18
Global Experian	7	15

Sales are for continuing activities only and exclude those activities sold in the year to March 2004 and discontinuing UK contact centres

Experian again performed strongly in the quarter, with total worldwide sales from continuing activities up by 15% at constant exchange rates. This builds on four consecutive six-month periods of double-digit growth.

Experian North America
In dollars, Experian North America grew sales from continuing activities by 12%, of which corporate acquisitions contributed 7%. The anticipated slowdown in the mortgage refinancing market, which peaked in the comparable quarter last year, reduced total Experian North America sales growth by 5% in the period.

Both Credit and Marketing showed good underlying increases. Credit benefited from strength in Consumer Direct, on-line notification services and decision solutions. In Marketing, database management and automotive continued to grow well, with contract wins in a number of vertical markets, including travel and entertainment. At FARES, Experian's real estate information associate, good progress in the integration of the Transamerica tax and flood services businesses helped to mitigate the impact of the slowing mortgage refinancing market.

FACT Act
The Fair and Accurate Credit Transactions Act was signed into law in December 2003 permanently extending t he national standards for consumer credit reporting in the US. Among other things, it requires national credit reporting agencies to provide consumers, on request via a centralised source, one free credit report annually. Experian continues to assess the likely impact of this on its business. As previously stated, it will seek to recover from its clients any significant increase in costs resulting from this legislation.

Experian International
Experian International, which accounted for 45% of Experian's worldwide revenue last year, grew sales from continuing activities by 18% at constant exchange rates in the first quarter. Of this, 7% came from the acquisition in September 2003 of DMS Atos (French outsourcing), where integration is proceeding well.
Credit and Marketing both showed good growth in the period. In Credit, a double-digit increase was led by further gains in consumer credit information and value-added products throughout Europe and business information services in France. As previously announced, from the second quarter, one large card issuer has moved its UK account processing in-house from Experian. Marketing benefited from the ongoing strength of UK business-to-business sales and further growth in mainland Europe. Outsourcing sales showed a mid-single digit sales increase, excluding acquisitions and disposals.

Burberry
GUS has a 66% stake in Burberry. The following is an abridged version of Burberry's Trading Update released on 19 July 2004.

% change in sales year-on-year for the three months to 30 June 2004

	%
Total	6
Total at constant exchange rates	14

Burberry grew sales in the first quarter by 14% at constant exchange rates.

Retail sales increased by 15% at constant exchange rates, driven by

contributions from newly opened stores, with modest gains at existing stores. Wholesale revenue increased by 10% at constant exchange rates. For the Autumn/ Winter 2004 season, Burberry now anticipates approximately 10% wholesale sales growth. Licensing revenues increased by 17% at constant exchange rates, driven by strong sales gains at global product licensees.

South African Retailing
The partial IPO for Lewis Stores on the JSE Securities Exchange remains on track for 2004, subject to market conditions. An update on current trading will be provided as part of this process.

Future announcements
GUS will announce its interim results for the six months to 30 September 2004 on 18 November 2004. Its First Half Trading Update will now be on 14 October 2004.

Enquiries

GUS		
David Tyler	Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Finsbury		
Rupert Younger		020 7251 3801
Rollo Head		

Exemption number 82-5017

21 July 2004

GUS plc
Board of Directors

GUS, the retail and business services group, today announces that Craig Smith, Chairman of Experian, has passed away following a short illness.

Sir Victor Blank, Chairman of GUS plc, commented:

"Craig made a major contribution to Experian since joining the company in 2000 and played a key part in establishing the momentum which the business has today. He will be sorely missed by everybody at GUS, both from a professional and personal point of view. We extend our deepest sympathy to his family at this difficult time as they come to terms with his untimely loss."

Enquiries

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

GUS plc
("THE COMPANY")

GUS plc has received notification of the following purchases of Ordinary shares of 25p each in the Company made today by directors at a price of £8.48 per share:

Name of director	Number of Ordinary shares purchased	Number of Ordinary shares now held
Sir Victor Blank (see note)	15,000	228,000
Andy Hornby	2,500	5,420
Frank Newman	2,500	7,500
Lady Patten of Wincanton	4,000	16,370
Sir Alan Rudge	2,500	11,450
Oliver Stocken	4,000	31,022

Note - the number of Ordinary shares now held by Sir Victor Blank includes an unchanged non-beneficial interest of 3,000 Ordinary shares.

Exemption number 82-5017

GUS PLC
23 July 2004

GUS PLC announces that it has today purchased for cancellation through Cazenove & Co. Ltd 650,000 ordinary shares at a price of 842.7186 pence per share.

82 5017

GUS

Ref: PGC/klf

23 July 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir

Block Listing Returns

I attach seven Block Listing returns and should be grateful if you would arrange for the release of these on the Regulatory News Service under the numbers indicated. A copy of this letter is also being sent to the Listing Applications department and I would apologise for the delay in dealing with this matter.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Encs

Note
- PLC wrongly in date
- Blup 10/04
- Shares issued in July [illegible]

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	288013

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 25 NOVEMBER 2003 RE 262,123 SHARES))
3.	Period of return:	From 25.11.03 to 25.05.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	262,123 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	262,123 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,877,893 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: [signature]

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	125161

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 26 NOVEMBER 2003 RE 264,026 SHARES))
3.	Period of return:	From 26.11.03 to 26.05.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	264,026 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	264,026 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,877,893 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 704233

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (SAYE SOS (LISTING ON 27 NOVEMBER 2003 RE 265,516 SHARES))
3.	Period of return:	From 27.11.03 to 27.05.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	265,516 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	265,516 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,877,893 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: [signature]

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	803406

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 1 DECEMBER 2003 RE 264,288 SHARES))
3.	Period of return:	From 01.12.03 to 01.06.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	264,288 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	264,288 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,017,877,893 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature: [signature]

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 685744

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 2 DECEMBER 2003 RE 266,666 SHARES))
3.	Period of return:	From 02.12.03 to 02.06.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	266,666 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	266,666 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,877,893 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No:	107355

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (EXECUTIVE SOS (LISTING ON 3 DECEMBER 2003 RE 264,113 SHARES))
3.	Period of return:	From 03.12.03 to 03.06.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	264,113 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	264,113 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	0 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records	1,017,877,893 ORDINARY SHARES

Contact for queries:		Address:
Name:	PAUL COOPER	THE WORKS 5 UNION STREET
Telephone:	0870 836 4064	MANCHESTER M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Old Broad Street
London
EC2N 1HP

AVS No: 902482

Please ensure the entries on this return are typed

1.	Name of company	GUS plc
2.	Name of scheme	GUS plc (NORTH AMERICA QUALIFIED EMPLOYEE STOCK PURCHASE PLAN (LISTING ON 5 DECEMBER 2003 RE 261,011 SHARES))
3.	Period of return:	From 04.12.03 to 04.06.04
4.	Number and class of shares(s) (amount of stock/debt security) not issued under scheme	261,011 ORDINARY SHARES
5.	Number of shares issued/allotted under scheme during period:	148,231 ORDINARY SHARES
6.	Balance under scheme not yet issued/allotted at end of period	112,780 ORDINARY SHARES
7.	Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission:	i) 1,005,767,948 ORDINARY SHARES ii) FROM 1930 TO 1993

Please confirm the total number of shares in issue at the end of the period in order for us to update our records 1,017,877,893 ORDINARY SHARES

Contact for queries:

Name: PAUL COOPER

Telephone: 0870 836 4064

Address:
THE WORKS
5 UNION STREET
MANCHESTER
M12 4JD

Person making return

Name: PAUL COOPER

Position: ASSISTANT COMPANY SECRETARY

Signature:

Exemption number 82-5017

GUS PLC
27 July 2004

GUS PLC announces that it has today purchased for cancellation through Cazenove & Co. Ltd 400,000 ordinary shares at a price of 832.3018 pence per share.

82S017

GUS

Ref: DM/klf

30 July 2004

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Ardwick
Manchester M12 4JD
Tel 020 7495 0070
Fax 0870 836 4056
www.gusplc.com
Direct Lines:
Tel 0870 836 4059
Fax 0870 836 4009
Email david.morris@gusplc.co

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	902482
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr D Morris, 0870 836 4059

ANNOUNCEMENT

On 29 July 2004, GUS plc ("GUS") received a notification, dated 23 July 2004, from Legal & General Investment Management Limited, pursuant to Sections 198 to 208 of the Companies Act 1985 advising that, as at 23 July 2004, Legal & General Investment Management Limited, through nineteen legal entities named in the notification, now has a notifiable interest in 40,745,196 ordinary shares in GUS. This holding represents 4.00% of the issued ordinary share capital of GUS.

82 5017

GUS

Ref: PGC/040804L&G

4 August 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris – Company Secretary
SECURITY NUMBER:	307837
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

On 30 July, GUS plc ("GUS") announced the receipt of a notification, pursuant to Sections 198 to 202 of the Companies Act 1985, to the effect that Legal & General Investment Management Limited ("LGIML") held a notifiable interest in 40,745,196 ordinary shares in GUS (4.00% of the issued ordinary share capital of GUS). Further notifications have been received today as follows:

- A notification dated 2 August advising of a fall in the LGIML holding to 40,583,232 shares (3.98% of the issued ordinary share capital of GUS).
- A notification dated 4 August advising of a subsequent increase in the LGIML holding to 40,841,242 shares (4.01% of the issued ordinary share capital of GUS).

82S017

GUS

Ref: PGC/060804L&G

6 August 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr D Morris - Company Secretary
SECURITY NUMBER:	935009
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc ("GUS") has today received a further notification from Legal & General Investment Management Limited ("LGIML") advising that LGIML now holds 39,512,042 ordinary shares in GUS (representing 3.88% of the issued ordinary share capital of GUS). The notifcation was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was dated 5 August 2004.



825017

BURBERRY

Burberry Group plc Annual Report and Accounts
2003/04

BURBERRY IS BUILT ON
A STRONG FOUNDATION

A BRAND THAT IS
DISTINCTLY MODERN
YET INFORMED
BY A RICH HERITAGE
AND HISTORY OF
DESIGN INNOVATION

A BUSINESS THAT
LEVERAGES ITS
UNIQUE POSITIONING,
CORE ASSETS AND
COMPELLING STRATEGY
TO PROPEL GROWTH

A CULTURE THAT IS
DEFINED BY TEAMWORK



BURBERRY 2003/04
FINANCIAL HIGHLIGHTS

- Total revenues increased by 15% on an underlying* basis, 14% reported
  - Retail sales up 15% underlying, 13% reported
  - Wholesale sales up 14% underlying, 14% reported
  - Licensing revenue up 18% underlying, 15% reported
- Gross profit margin increased from 56.0% to 57.9%
- EBITA** margin expanded from 19.7% to 20.9%
- EBITA increased by 21% to £141.2m
- 28% increase in diluted EPS (before goodwill amortisation, exceptional gain and IPO related charges) to 19.1p
- Strong cash generation reflects profitability and working capital efficiencies
- 50% increase in dividend to 4.5p per Ordinary Share

Turnover (£m)

2003/04	675.8
2002/03	593.6
2001/02	499.2

EBITA (£m)

2003/04	141.2
2002/03	116.7
2001/02	90.3

EBITA margin (%)

2003/04	20.9
2002/03	19.7
2001/02	18.1

* Underlying figures are calculated at constant exchange rates and exclude the impact of the July 2002 acquisition of the operations of Burberry's distributor in Korea (the "Korea acquisition").

** EBITA represents operating profit before interest, taxation, goodwill amortisation and exceptional items.



BURBERRY HAS COMPLETED ANOTHER EXCELLENT YEAR AND LOOKS TO THE FUTURE WITH CONFIDENCE AS WE CONTINUE TO BUILD LONG TERM VALUE FOR OUR SHAREHOLDERS

Despite a challenging operating environment, Burberry delivered revenue and profit after tax (before IPO related charges) growth of 14% (15% underlying) and 32%, respectively, for the year to March 2004 while maintaining excellent returns on capital. The total dividend for the year increased 50%. This performance stands out among luxury goods companies.

Over the past five years, the Burberry brand has been transformed from a traditional outerwear label to a premier international luxury brand distinguished by its accessible positioning, multi-generational appeal and British sensibility. The business has evolved from its former dependence on a narrow range of products and third-party licensees and distributors to an integrated organisation led by broad product development expertise and direct retail and wholesale operations.

I continue to be impressed by the brand and the business that has been built around it, but my enthusiasm for these past accomplishments is exceeded by my optimism for the future. Burberry has not only delivered excellent results, but has established an effective platform from which to capitalise on the additional possibilities for the brand in new and existing product categories, distribution channels and geographic regions.

Guiding this development has been an outstanding group of people. The brand's intrinsic prospects would have remained dormant if not for the vision and dedication of the talented management team and employees throughout the global organisation. As in the past, these qualities were very much apparent this year. On behalf of all shareholders, I congratulate the entire team at Burberry for their achievements.

The year also brought key management additions and changes. Michael Metcalf, Burberry's former CFO and COO, and Thomas O'Neill, former President Worldwide, have chosen to pursue new career opportunities. With Burberry for six years, Mike was integral to shaping the Group's new strategy and establishing the infrastructure to support a global business. Tom, at Burberry for over two years, played a vital role in the integration of Burberry's Asian operations. I thank both Mike and Tom for their contributions to the Group and wish them well in their new positions. At the same time, I welcome Stacey Cartwright, a highly experienced financial executive as CFO, and Brian Blake, an accomplished luxury goods executive, as President and COO. I look forward to working with them both in the years ahead.

Burberry has completed another excellent year and looks to the future with confidence as we continue to build long term value for our Shareholders.

John Peace
Chairman





BURBERRY CONTINUES TO DELIVER STRONG RESULTS REFLECTING THE STRENGTH OF OUR STRATEGY, THE SUSTAINED EFFORTS OF THE TALENTED MANAGEMENT TEAM AND THE BALANCE OF THE BUSINESS ACROSS PRODUCTS, CHANNELS AND REGIONS

ROSE MARIE BRAVO
CHIEF EXECUTIVE

Burberry's performance for the year to March 2004 was excellent. The business delivered strong results and continued strategic progress notwithstanding the challenging operating environment globally. Diluted EPS (before goodwill amortisation, exceptional gain and IPO related charges) increased 28% on a 14% revenue gain while management successfully strengthened the product line, refined and expanded distribution and continued to develop targeted regions. This performance reflects the sustained efforts of the talented management team and the balance of Burberry's business across products, channels and regions.

Strategic progress

Key strategic highlights include:

Products Burberry's product design, development and merchandising teams achieved exciting results during the year.

- The brand's transformation from a traditional rainwear manufacturer to a style and luxury leader continued at pace. Under the direction of Creative Director Christopher Bailey, the Group achieved greater cohesion across the women's, men's and accessory product lines and further developed Burberry's distinctive design vocabulary including colour, pattern and thematic detail. The successful linking of the brand's history to the present is well demonstrated by the selection of Burberry Prorsum's autumn/winter 2004 women's collection as one of the 10 best of the season by *Women's Wear Daily*, a leading fashion industry publication.
- Womenswear led category development for the year. Its strong performance was driven by the continued creation of an outstanding fashion offering in combination with a range of modern classic lifestyle products including outerwear, designed for a multi-generational customer base. Burberry's pink trench coat, introduced last autumn in support of breast cancer research, received particularly wide recognition and preceded the prominence of the colour pink and the trench coat revival throughout the industry during the following spring. This product successfully increased awareness for an important social cause, raised funds to support critical research and highlights both Burberry's heritage and design innovation.
- The planned diversification of Burberry's accessories offering from classical to contemporary styled products progressed with important successes in the year. In handbags, Burberry introduced the contemporary-styled leather Shackle collection to favourable consumer response. Candy Check, a pink adaptation of Burberry's iconic pattern, was successfully offered across a range of handbags and other accessories.
- Maintaining the momentum, menswear continued to advance in the period. The Group capitalised on the ongoing return to sartorial dressing in menswear with expanded offerings in tailored clothing, shirts and accessories. Reinforcing Burberry's outerwear authority, menswear successfully introduced important updated silhouettes and styles across the category. The intensification of classification businesses also continued with added depth in key categories and expanded use of luxury fabrics.

Channels The Group continued to execute its core retail, wholesale and licensing strategies.

- Investment in retail growth continued on plan. The Group opened nine new stores in the year, including Burberry stores in the US (3), Europe (1) and Asia (4), as well as one outlet store, and four

Turnover by product category
2003/04 total: £675.8m

Womenswear	**33%**	£225.7m
Menswear	**28%**	£190.1m
Accessories*	**28%**	£189.0m
Licence	**10%**	£67.0m
Other	**1%**	£4.0m

*Includes childrens



concessions, resulting in a 12% selling space increase. The Milan store opening was a retail highlight of the year. Located in the centre of this fashion capital, the store, Burberry's first in Italy, presents the complete revitalised Burberry brand to the global fashion community and this important local market. The store has had a positive impact on the wholesale business in Italy.

- In wholesale, Burberry continued to concentrate on key accounts, add doors selectively in developed markets and utilise the channel as a primary means to address emerging markets. Among key accounts in developed markets, Burberry continued to improve in-store positioning, add floor space and enhance merchandising. In European markets, Burberry capitalised on the brand's increased visibility by selectively adding high-profile fashion retailers to its account base. In emerging markets, the Group worked with its wholesale partners to build local brand recognition and sales. In China, for example, where sales grew substantially in the year, Burberry worked with local partners to open six additional points of sale (for a current total of 28 stores and concessions) during the year. Through a local partner, the Group opened the first Burberry store in Russia (Moscow) in February 2004.
- In licensing, Burberry Brit for women was the year's highlight. Among the most successful fragrance introductions of the year, Burberry Brit was launched worldwide following its autumn 2003 introduction in the US and UK. Burberry Brit's extensive media campaign, global distribution and success among a broad range of consumers brought important perception and awareness benefits to the Burberry brand broadly.

Regions Burberry continued to increase the brand's penetration across targeted regions, extending its global reach. On a constant currency basis, the Group achieved solid growth across the US (26%), Europe (10%) and Asia Pacific (17%).

- In the US, the Group added stores in Houston, Las Vegas and Tyson's Corner (Virginia) and continued to work with leading wholesale customers to build Burberry's presence in this substantial and under penetrated market. Important renovations, including the Manhasset (New York) store expansion, were also completed during the year. The US business achieved strong sales gains throughout the year.
- Europe's performance varied by market. The UK generally remained soft with improving trends late in the year. Benefiting from the ongoing initiatives to upgrade distribution in Continental Europe, the Group generally achieved strong gains across the region. Continuing to build the brand's presence in Italy, Burberry finalised plans to open a store in Rome in autumn 2004. In Spain, sales growth resumed, reflecting the successful repositioning efforts in that market.
- Burberry opened stores in Hong Kong, Kuala Lumpur, Melbourne and Singapore, underscoring the brand's opportunities in Asia outside of Japan. In addition to the impact of these new stores, regional growth was boosted by a rapid rebound in the Hong Kong market following the external shocks early in the year (a rebound in part fuelled by visitors from China) as well as strong demand within China. Korea was adversely affected by a difficult economic and consumer credit environment throughout the year.
- In Japan, Burberry continued its long term brand enhancement activities. During the year, the Group assumed the role of directly managing and monitoring the non-apparel licensees in this market. Over the past 18 months, several licences have either expired or been cancelled and the Group is selectively working with existing licensees to upgrade products and distribution. In early April 2004, the Group's partners in Japan opened a Burberry store featuring the brand's Prorsum and international London collections in Tokyo's fashionable Omotesando district. This new store, and the extensive media campaign which accompanied the opening, is an important component of Burberry's brand management activities in this market.

Looking ahead to 2004/05
In line with the ongoing execution of our core growth strategies, Burberry's plans for 2004/05 include the following highlights:

- The opening of seven new stores and concessions, including the addition of our second store in Italy, on Via Condotti in Rome, during autumn 2004
- The completion of a number of significant store renovations, including the re-opening or our prominent San Francisco store this autumn
- Continued penetration of emerging markets, including the addition of six new points of sale in China
- An increase in our marketing budget to support the exciting autumn/winter 2004 collections
- The autumn launch of Burberry Brit for men as a complement to the highly successful women's fragrance
- Continued brand enhancement initiatives in Japan

The success achieved by Burberry in the year completed reflects the dedication of our management and employees, the commitment of our licensees and the support of our wholesale customers. Together, we look forward to the current financial year with confidence as we continue to pursue our proven strategies, maximise growth opportunities and ensure long term shareholder value.

Rose Marie Bravo

Rose Marie Bravo
Chief Executive

Turnover by channel of distribution
2003/04 total: £675.8m

Wholesale	52%	£351.4m
Retail	38%	£257.4m
Licence	10%	£67.0m



Turnover by geographic destination
2003/04 total: £675.8m

Europe	51%	£346.8m
North America	24%	£162.4m
Asia Pacific	24%	£162.6m
Other	1%	£4.0m





The Thomas Burberry range for young men and women was re-introduced in the UK and Spain in autumn/winter 2003.



The opening of the Milan store, Burberry's first in Italy, provided a stunning showcase in which to present the brand's complete offering to this important market as well as the global fashion community.

Jul/03

Aug/03

Sep/03


BURBERRY

The borders of the autumn/winter 2003 ad campaign heralded the success of colour across all product ranges.



Burberry Brit, the new fragrance for women which debuted in autumn 2003, is the brand's most successful fragrance launch to date.



The Burberry Brit launch was supported by extraordinary editorial coverage and an iconic advertising campaign featured in both print and outdoor media.


BURBERRY

Our marketing strategy communicates the brand's unique mix of modern design and British heritage.

BURBERRY 2003/04



Expansion in Asia continued with the opening of new stores in Hong Kong, Singapore, Kuala Lumpur and Melbourne, Australia.

Apr/03 May/03 Jun/03



Launched in April 2003, the new Burberry Timepiece Collection is Swiss made and distributed through our own stores as well as leading speciality stores worldwide.



Burberry Prorsum is presented on the catwalk to international press and buyers in Milan four times a year.



The Burberry Prorsum show for spring/summer 2004 featured the exclusive appearance of Kate Moss.



Mainland China saw the opening of six additional Burberry points of sale bringing the total to 28 in the region.

BURBERRY 2003/04
YEAR AT A GLANCE





The Burberry Prorsum women's collection for autumn/winter 2004 was heralded by leading fashion publication *Women's Wear Daily* as one of the 10 best collections of the season.



February 2004 saw Burberry's entry to the Russian market with our first store in Moscow, located in the prestigious Stoleshnikov district.

Jan/04

Feb/04

Mar/04



The spring/summer 2004 advertising campaign underscored the use of colour and pattern in the collections as well as Burberry's cross-generational appeal.



Advertising images in men's publications reinforced the brand's heritage in tailoring and focused on the return to sartorial dressing.



Throughout the year in the US region, retail expansion continued with new store openings in Las Vegas, Houston, and Tysons Corner, Virginia.


Burberry

A signature floral print created for spring/summer 2004 apparel and accessories is emblematic of Burberry's design ethos of colour, texture and pattern.



In March 2004, the Burberry children's collection was introduced in Korea through signature shops within two of Seoul's principal retailers.



...ross wholesale channels, the continued roll
...t of our shop-in-shop concept enhanced
...positioning with premier retailers globally.

Oct/03 Nov/03 Dec/03



...pening of a store in the Arraya
...ping mall in Kuwait expanded
...rry's presence in the Middle East.



The Art of the Trench made-to-order service first introduced last year in New York and London is now available in Chicago, ...ilan and Tokyo.



The Shackle Collection, a new design group of handbags and shoes introduced in spring/summer 2004, garnered strong consumer and editorial response.



...of worldwide sales of our Passion ...rench Coat was donated to breast ...r charities.



The launch of the Candy Check accessories range was well received for the gift-giving season and continues to be a strong seller ...going forward.

BURBERRY 2003/04 FINANCIAL REVIEW

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 31 March 2004, the Company operated 145 retail locations consisting of 54 Burberry stores, 67 concessions and 24 outlet stores. Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Comparison of the year to 31 March 2004 with the year to 31 March 2003

Burberry Group has completed two transactions that affect the comparability of results for the year to 31 March 2004 relative to the year to 31 March 2003. On 1 July 2002, the Group purchased the operations and certain assets of its distributor in Korea, which largely operated as a retail business consisting primarily of 46 concessions at acquisition date (the "Korea acquisition"). On 17 July 2002, Burberry Group completed a reorganisation in connection with its initial public offering and admission to the London Stock Exchange (the "IPO"). In determining "underlying" performance, financial results are adjusted to exclude the impact of the Korea acquisition, and to reflect prior financial year exchange rates.

Turnover

Total turnover advanced to £675.8m from £593.6m in the comparative period, an increase of 14%, or 15% on an underlying basis (i.e. excluding an £11.3m reduction attributable to exchange rate movements and excluding the incremental contribution from the Korea acquisition). At constant exchange rates, turnover increased by 16%.

Total retail sales increased by 13% in the year to £257.4m. On an underlying basis, retail sales increased by 15%, driven by sales from newly opened stores with a modest contribution from existing stores. Sales increases at existing stores accelerated in most markets late in the year. The US market achieved strong gains throughout the year. In Asia, the Hong Kong market quickly rebounded from the external shocks early in the financial year, while south east Asia, boosted by new stores, achieved significant gains in the second half. Korea was adversely affected by a volatile macro-economic environment throughout the year. A slow first half in Continental Europe was more than offset by vigorous growth in the second half of the year. The soft UK market saw improving trends late in the year. During the year, the Group opened nine new stores, including Burberry stores in the US (3), Europe (1) and Asia (4), as well as one outlet store and four concessions. Burberry also completed several store renovations and expansions in the year. Total retail selling space expanded 12% to approximately 410,000 square feet at the year end.

Total wholesale sales advanced 14% (14% underlying) to £351.4m during the year. The Group achieved double digit sales increases in both the autumn/winter and spring/summer seasons, driven by solid gains across the US, Europe and Asia. Burberry achieved particularly strong increases in the US, Continental Europe and emerging markets, including China. Sales growth resumed in Spain, reflecting the successful repositioning efforts in that market.

Licensing revenues in the year increased by 15%, 18% underlying, to £67.0m. The majority of the increase was driven by royalty gains in Japan which reflected increases in certain royalty rates and a reduction in management fees payable with respect to specific licences. Volumes in Japan were limited to modest gains, partially as a result of Burberry's brand enhancement activities in this market. The licensing revenue increase also reflected outstanding sales gains from global product licences, particularly fragrance, which benefited from the highly successful Burberry Brit launch.

Group results

	Year to 31 March 2004 £m	Percentage of turnover %	Year to 31 March 2003: Results before IPO related charges £m	Percentage of turnover %	IPO related charges[1] £m	Total £m
Turnover						
Wholesale	351.4	52.0%	306.9	51.7%	–	306.9
Retail	257.4	38.1%	228.4	38.5%	–	228.4
Licence	67.0	9.9%	58.3	9.8%	–	58.3
Total turnover	**675.8**	**100.0%**	**593.6**	**100.0%**	**–**	**593.6**
Cost of sales	(284.2)	(42.1%)	(261.3)	(44.0%)	–	(261.3)
Gross profit	**391.6**	**57.9%**	**332.3**	**56.0%**	**–**	**332.3**
Net operating expenses before goodwill amortisation	(250.4)	(37.0%)	(215.6)	(36.3%)	–	(215.6)
EBITA	**141.2**	**20.9%**	**116.7**	**19.7%**	**–**	**116.7**
Goodwill amortisation	(6.8)	(1.0%)	(6.4)	(1.1%)	–	(6.4)
Employee share ownership plans at IPO	–	–	–	–	(22.0)	(22.0)
Exceptional gain[2]	2.2	0.3%	–	–	–	–
Profit before interest and tax	**136.6**	**20.2%**	**110.3**	**18.6%**	**(22.0)**	**88.3**
Net interest income/(expense)	2.2	0.3%	(0.9)	(0.2%)	–	(0.9)
Currency loss on GUS loans (pre-flotation)	–	–	–	–	(2.3)	(2.3)
Profit on ordinary activities before taxation	**138.8**	**20.5%**	**109.4**	**18.4%**	**(24.3)**	**85.1**
Tax on profit on ordinary activities	(47.3)	–	(39.9)	–	7.0	(32.9)
Profit on ordinary activities after taxation	**91.5**	**13.5%**	**69.5**	**11.7%**	**(17.3)**	**52.2**
Diluted EPS before goodwill amortisation, exceptional gain and IPO related charges	**19.1p**		**14.9p**		**(3.4p)**	**11.5p**
Diluted EPS	18.1p		13.7p		(3.4p)	10.3p
Diluted weighted average number of Ordinary Shares (millions)	505.9		506.2		506.2	506.2

Reconciliation to statutory results

	Year to 31 March 2004: As reported £m	Year to 31 March 2003: Before IPO related charges £m	IPO related charges[1] £m	As reported £m
Turnover	675.8	593.6	–	593.6
Operating profit before goodwill amortisation and exceptional gain (EBITA)	141.2	116.7	–	116.7
Exceptional gain	2.2[2]	–	–	–
IPO related charges	–	–	(22.0)	(22.0)
Operating profit	136.6	110.3	(22.0)	88.3
Profit after tax	91.5	69.5	(17.3)	52.2
Diluted EPS before goodwill amortisation, exceptional gain and IPO related charges	19.1p	14.9p	(3.4p)	11.5p
Diluted EPS	18.1p	13.7p	(3.4p)	10.3p

[1] IPO related charges in the year to 31 March 2003 included a £22.0m exceptional charge related to the grant of awards under the Restricted Share Plan and associated National Insurance liability, together with the cost of shares gifted to employees under the All Employee Share Plan and other IPO costs. In addition a £2.3m pre-IPO foreign exchange loss was also recorded. These were all before attributable tax relief of £7.0m.

[2] The £2.2m pre-tax exceptional gain in the year to 31 March 2004 relates to lapsed awards and the reversal of associated charges with respect to the Restricted Share Plan. This is before an attributable tax charge of £0.7m.

Operating profit
Gross profit as a percentage of turnover expanded to 57.9% in the year from 56.0% in the comparative period. This increase was driven primarily by improved stock management, complemented by pricing and sourcing gains.

Operating expenses as a percentage of turnover rose to 37.0% from 36.3% in the comparative period. This increase primarily reflects continued investment in people and infrastructure in connection with future growth of the business.

As a result of these factors, EBITA increased by 21% to £141.2m, or 20.9% of turnover relative to 19.7% in the prior year. Exchange rate movements reduced reported EBITA by £3.8m.

Goodwill amortisation increased to £6.8m from £6.4m in the comparative period as a result of a full year of amortisation expense associated with the Korea acquisition, partially offset by exchange rate movements.

In 2003/04, the Group recorded a £2.2m exceptional gain relating to lapsed awards and the reversal of associated charges with respect to the employee share ownership plans.

Profit before interest and tax and IPO related charges increased 23.8% to £136.6m, or 20.2% of turnover from 18.6% in the comparative period.

Net interest income/expense
Net interest income was £2.2m in the year to March 2004 compared to net expense of £0.9m (excluding IPO related charges) in the prior year. The improvement reflects strong cash generation in the current year.

Prior year IPO related charges
In connection with the IPO, the Group incurred a £22.0m exceptional charge in the year to March 2003 largely relating to its employee share ownership plans.

During the year to March 2003, the Group also incurred a £2.3m foreign exchange loss on borrowings held on behalf of the GUS group; these borrowings were eliminated as part of the reorganisation prior to the flotation.

Profit before taxation
As a result of the above factors, Burberry reported profit before taxation of £138.8m in the year to March 2004 compared to £109.4m (excluding IPO related charges) in the prior year.

Profit after taxation
The Group reported a 32.6% tax rate (2003: 34.7%) on profit before goodwill amortisation and exceptional gain for the full financial year resulting in a £47.3m tax charge. The rate continues to be above the UK statutory tax rate (30%) primarily as a result of the Group's operations in higher tax rate jurisdictions. Profit after tax for the year (before IPO related charges in the prior year) increased 32% to £91.5m.

Diluted earnings per share before goodwill amortisation, exceptional gain and IPO related charges increased 28% to 19.1p in the year compared to 14.9p in the prior year. In the year to March 2004, the Group had 495.6m (2003: 498.1m) Ordinary Shares in issue on average for the purposes of calculating basic earnings per share and 505.9m (2003: 506.2m) Ordinary Shares in issue on average for the purposes of calculating diluted earnings per share. An average of 4.6m Ordinary Shares (2002/03: 1.9m) held by the Group's Employee Share Ownership Trusts are excluded for the purposes of the basic and diluted earnings iper share calculations.

Liquidity and capital resources
Burberry's principal uses of funds have been to support capital expenditures, acquisitions, and working capital growth in connection with the expansion of its business. Since its IPO in July 2002, the Group expects to finance operations, capital expenditures and acquisitions with cash generated from operating activities and, as necessary, the use of its credit facility.

Net cash inflow from operating activities increased to £185.6m in the year to 31 March 2004 from £165.0m in the comparative period. The increase in depreciation and related charges primarily reflects the larger fixed asset base associated with expansion of the business. The 21% increase in operating profit before interest, taxation, goodwill amortisation and exceptional/IPO related items was augmented by working capital efficiencies. Stock levels increased moderately relative to turnover in 2003/04. The small modest decrease in trade debtors reflects improved credit management. The increase in creditors was in line with the increase in turnover.

Net fixed asset purchases of £28.8m (2003: £55.5m) primarily reflects continued investment in the Group's retail and wholesale operations. The decrease compared to 2002/03 largely reflects differences in the timing of cash outlays and types of retail investments between the two periods. Capital expenditures are expected to total £40m to £50m in the 2004/05 financial year.

Net cash outflow for acquisition purposes in the period was £2.5m in 2003/04, relating to deferred payments with respect to previous transactions. In 2002/03, the net cash outflow for acquisition purposes was £26.8m which largely related to the Korea acquisition.

During 2003/04 the Company invested £6.6m (net) in its own shares as a contribution to funding the Group's employee share ownership trusts.

The Company paid an interim dividend of 1.5p per share on 4 February 2004. A final dividend of 3.0p per share is proposed, and payable in August 2004. As a result, the total dividend for 2003/04 would increase by 50% to 4.5p per share (£22.3m aggregate amount).

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty income and Euro denominated product purchases and sales. On the basis of forward foreign exchange contract rates secured with respect to the year to 31 March 2005, Burberry expects that the average Yen/Sterling exchange rate applicable to its licence revenue for that financial year will be broadly consistent with that of 2003/04.

Burberry maintains a £75m credit facility which matures in July 2006.

International Financial Reporting Standards
It will become mandatory for the consolidated financial statements of all EU listed companies to be reported under International Financial Reporting Standards (IFRS) for periods commencing after 1 January 2005.

The areas of greatest impact for the Group have been identified and work is underway to ensure the required compliance with IFRS for the year to 31 March 2006.

An impact assessment has identified that changes in accounting treatment for property, pensions, share-based payments, deferred tax, financial instruments and segmental disclosure may have the greatest impact for the Group.

Stacey Cartwright
Chief Financial Officer

Summary Group balance sheet

	As at 31 March	
	2004 £m	2003 £m
Fixed assets		
Intangible assets	111.4	123.7
Tangible fixed assets	149.8	161.4
Investments	8.8	3.4
	270.0	**288.5**
Current assets		
Stock	89.5	83.8
Debtors	120.8	122.0
Cash and short term deposits	158.7	86.6
	369.0	**292.4**
Creditors – amounts falling due within one year	(161.2)	(151.1)
Net current assets	**207.8**	**141.3**
Total assets less current liabilities	477.8	429.8
Creditors – amounts falling due after more than one year	(35.4)	(35.2)
Provisions for liabilities and charges	(5.3)	(4.6)
Net assets	**437.1**	**390.0**
Total Shareholders' Funds	**437.1**	**390.0**

Cash flow and net funds

	Year to 31 March	
	2004 £m	2003 £m
Operating profit before interest, taxation, goodwill amortisation and exceptional/IPO related items	141.2	116.7
Depreciation and related charges	28.5	19.0
Loss on disposal of fixed assets and non-cash charges	1.7	1.5
(Increase)/decrease in stocks	(7.5)	5.2
Increase in debtors	(1.5)	(2.4)
Increase in creditors	23.2	25.0
Net cash inflow from operating activities	185.6	165.0
Returns on investments and servicing of finance	2.2	(0.5)
Taxation paid	(49.5)	(30.6)
Net purchase of fixed assets	(28.8)	(55.5)
Net purchase of own shares	(6.6)	(4.5)
Acquisition related payments	(2.5)	(26.8)
Net cash inflow before dividends, IPO related and financing activities	**100.4**	**47.1**
Net funds at end of year	**157.9**	**79.6**



BURBERRY FINANCIAL PERFORMANCE IN DETAIL

2003/04

Contents

THE BOARD OF DIRECTORS

Chairman

John Peace, Non-executive Chairman
John Peace was appointed non-executive Chairman of Burberry in June 2002. He is the Group Chief Executive of GUS plc, Burberry's largest shareholder. He served as Chief Executive of Experian from 1996 to 2000 and currently serves as Chairman of the Board of Governors of Nottingham Trent University.

Executive directors

Rose Marie Bravo, Chief Executive
Rose Marie Bravo was appointed Chief Executive of Burberry in 1997. Prior to her appointment at Burberry, Ms Bravo served as President of Saks Fifth Avenue from 1992 to 1997, with responsibility for merchandising, marketing and product development. She also served as a member of the Board of Saks Holding Inc. From 1974 to 1992, Ms Bravo held positions of increasing responsibility at RH Macy & Co, culminating with her 1987 to 1992 tenure as Chairman and Chief Executive Officer of the I Magnin Specialty Division. Ms Bravo serves on the Boards of both Tiffany & Co and Estée Lauder as a non-executive director.

Stacey Cartwright, Chief Financial Officer
Stacey Cartwright was appointed Chief Financial Officer of Burberry on 1 March 2004. Prior to this appointment, she held the position of Chief Financial Officer at Egg plc from 1999 to 2003. From 1988 to 1999 she held various finance related positions at Granada Group PLC.

Thomas O'Neill, President Worldwide
Thomas O'Neill was appointed President Worldwide of Burberry in November 2001. Prior to this, he had served as President and Chief Executive Officer of LVMH's Jewellery Division, based in Paris, since August 2000. He served as President and Chief Executive Officer of LVMH Fashion Group, Americas, from June 1997 to August 2000 and as Chief Executive Officer of Marc Jacobs International from June 1997 to February 2001. Mr O'Neill has announced his resignation as a director of the Company with effect from 1 July 2004 and as an employee with effect from 31 July 2004.

Non-executive directors

Philip Bowman
Philip Bowman was appointed in June 2002 and is the Senior Independent Director. He is the Chief Executive of Allied Domecq plc and non-executive Chairman of Coral Eurobet Limited. He previously served as a non-executive director of British Sky Broadcasting Group plc between 1994 and 2003 and as Chairman of Liberty plc from 1998 to 2000.

Caroline Marland
Caroline Marland was appointed in January 2003. She is a former Managing Director of Guardian Newspapers (1994–2000). She currently holds a non-executive directorship at Bank of Ireland.

Guy Peyrelongue
Guy Peyrelongue was appointed in June 2002. Between 1987 and 2001 he served as President and Chief Executive Officer at L'Oréal United States. From 1973 to 1987 he held various positions at L'Oréal including President, Latin America.

David Tyler
David Tyler was appointed in June 2002, having been a director since 1997. He is currently Group Finance Director of GUS plc, a position he has held since 1997. He served as Group Finance Director of Christie's International plc from 1989 to 1996.

DIRECTORS' REPORT

The directors present their Annual Report together with the audited financial statements for the year to 31 March 2004.

Principal activities and business review
The Company designs, sources, manufactures and distributes high-quality apparel and accessories through its own retail stores and via its wholesale customers. The Company also licenses third parties to manufacture and distribute products using the "Burberry" brand. The Chairman's statement on page 5, the Chief Executive's review on pages 8 and 9, the Operating review (entitled "Year at a Glance") and Financial review on pages 12 to 14 report on the activities and results for the year and give an indication of the Company's future developments.

Results and dividends
The profit after taxation for the year amounts to £91.5m (2003: £52.2m).

An interim dividend of 1.5p per Ordinary Share was paid to the ordinary shareholders of the Company on 4 February 2004. The directors recommend that a final dividend of 3p per Ordinary Share in respect of the year to 31 March 2004 be paid to those persons on the Register of Members at the close of business on 23 July 2004. This will make a total dividend of 4.5p per Ordinary Share. The dividends paid and recommended in respect of the year to 31 March 2004 were £22.3m.

On 28 October 2003 and 31 March 2004, the Company paid a total dividend of £21,450 to GUS Holdings Limited as the holder of the Company's Redeemable Participating Preference Shares of 0.05p each.

The retained profit for the year to 31 March 2004 of £69.2m (2003: loss £181.8m) has been transferred to reserves.

Abacus Corporate Trustee Limited, as trustee of the Burberry Group plc ESOP Trust ("the Trust"), has waived all dividends payable by the Company in respect of the Ordinary Shares from time to time held by it as trustee of the Trust. The dividends waived were in aggregate £167,998 (2003: £16,741).

Directors
The names and biographical details of the directors holding office at the date of this report are shown on page 18.

Stacey Cartwright was appointed as Chief Financial Officer and as a director of the Company on 1 March 2004.

Mike Metcalf resigned as a director of the Company on 31 March 2004.

As Stacey Cartwright was appointed after the Company's Annual General Meeting ("AGM") in 2003, she will retire in accordance with the Company's Articles of Association and a resolution proposing her re-election will be proposed at the forthcoming AGM.

The directors retiring by rotation at this year's AGM are John Peace and Guy Peyrelongue who, being eligible, offer themselves for re-election.

The Company announced, on 19 April 2004, the resignation of Thomas O'Neill as a director of the Company with effect from 1 July 2004.

Details of the directors' service agreements are given in the Report on directors' remuneration and related matters on pages 27 and 28.

Directors' interests
Interests of the directors holding office at 31 March 2004, in the shares of the Company, its subsidiaries and its ultimate parent company, GUS plc, are shown within the Report on directors' remuneration and related matters on pages 33 and 34. There were no changes to these interests between the period 31 March and 17 May 2004. No director had a material interest in any contract other than a service agreement with a member of the Group at any time in the year.

Corporate governance
The Company's statement on corporate governance is set out on pages 22 to 24.

Substantial shareholdings
As at 17 May 2004, the Company had been notified of the following interests in the Company's Ordinary Shares in accordance with sections 198 to 208 of the Companies Act 1985:

	% of issued share capital	Number of Ordinary Shares
GUS Holdings Limited	65.9	329,972,564
Janus Capital Management LLC	4.23	21,169,557

Share capital
The Company issued 691,166 Ordinary Shares during the year following the exercise of options granted under the Burberry Senior Executive IPO Share Option Scheme.

Purchase of own shares
At last year's AGM, authority was given for the Company to purchase, in the market, up to 25m of its Ordinary Shares, being 5% of the issued ordinary share capital. No such purchases were made during the year under review.

As this authority expires at the forthcoming AGM, shareholders will be requested to renew a similar authority for up to just under 10% of the issued ordinary share capital. Details are given in the separate circular to shareholders.

Interests in own shares
Details of the Company's interests in its own shares are set out on page 62 of this Annual Report.

Charitable and political donations
During the year to 31 March 2004, the Group donated, in cash, a total of £198,000 to charitable causes (charitable donations during the year to 31 March 2003: £166,000). Such donations were made through a variety of means including the involvement of individual employees and through organised events.

The Company made no political donations during the year, in line with its policy.

In keeping with the Company's approach in 2003, shareholder approval is being sought at the forthcoming AGM to permit the Company and its wholly owned subsidiary, Burberry Limited, to make donations and/or incur expenditure which may be defined as political by the relevant legislation. Further details on these resolutions can be found in the separate circular to shareholders.

Employment policies
The Company is committed to ensuring the consistent profitable growth of its business and a policy of equal opportunity in employment is integral to this commitment. Further details on the Group's Equal Opportunities are set out on page 38 – Corporate social responsibility.

Health and safety
The Company has developed a comprehensive Health and Safety policy detailing the responsibility of managers at all levels in the Group to ensure the health and safety of employees, contractors and customers. Health and safety support in the UK is provided by the Health and Safety Officer and retained external safety consultants. Risk assessments are performed as required, supported by measurement systems for accident and near miss recording.

In the year to March 2004, there were five accidents in the United Kingdom reportable under the UK RIDDOR legislation (the "Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995"). Broadly, this covers those accidents resulting in more than three days absence from work: the RIDDOR accident rate for our UK business was 0.24 per 100,000 hours worked (2003: 0.33), the principal cause of these being trips and falls. During the year the Group also recorded one accident to contractors at our premises.

Employee involvement

⚡ Employee communication
Burberry believes that employee communication is important in building strong relationships with, and in motivating, employees. Burberry makes use of various methods – including bi-annual CEO conferences for the management teams, face-to-face briefings, direct mail, email, intranet, etc. – to ensure that matters of interest and importance are conveyed quickly and effectively. In addition, it is intended that a tailored "Corporate Review" highlighting the Company's performance and its ongoing strategic initiatives will be sent to all employees worldwide.

⚡ Employee share ownership
In order to further extend employees' interest in the Company and to reward exceptional business results, awards of free shares in the Company were made to approximately 3,300 employees worldwide in July 2003 in addition to the free shares allocation following the Company's IPO.

Employees also participate in the GUS SAYE share option schemes in Spain, France, the US, Germany and the UK.

Creditor payment
For all trade creditors, it is Group policy to:

- agree and confirm the terms of payment at the commencement of business with that supplier;
- pay in accordance with contractual and other legal obligations; and
- continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditor days of the Group at 31 March 2004 were 40 days (2003: 38 days) based on the ratio of Group trade creditors at the end of the year to the amounts recorded as expense during the year attributable to trade creditors. The Company had no trade creditors as at 31 March 2004 (2003: £nil).

Annual General Meeting
The Annual General Meeting of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A 3ED at 11.00 am on Tuesday 20 July 2004. The Notice of Meeting is included in a separate circular to shareholders which accompanies this Annual Report. It is also available on the Company's website (www.burberry.com).

Auditors
A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the forthcoming AGM.

By order of the Board

Michael Mahony
General Counsel and Secretary
23 May 2004

Registered Office:
18-22 Haymarket
London SW1Y 4DQ

CORPORATE GOVERNANCE

The Board submits, in respect of the year under review, its report on the application of the principles set out in Section 1 of the Combined Code ("the Code") published in June 1998. The revised Combined Code on corporate governance published in July 2003, applies to the Company for the year ending 31 March 2005.

Directors
The Board is responsible to Shareholders for the management of the Group and has adopted a committee structure which enables it to concentrate its efforts on strategy, management performance, governance and internal control. The Board consists of a Chairman, a Chief Executive plus two other executive directors and four non-executive directors. John Peace was appointed as Chairman and David Tyler as a non-executive director by GUS plc under the Relationship Agreement between the Company and GUS which was entered into at the time of the IPO.

The roles of the Chairman and Chief Executive are clearly defined. The Chairman leads the Board in determining the Group's strategy and monitoring high level progress. The Chairman does not have any material involvement at an operational level. The day-to-day business of the Group is the responsibility of the Chief Executive, Rose Marie Bravo, who is supported by the two executive directors, Stacey Cartwright and Thomas O'Neill.

During the year under review the Board held four scheduled meetings and all directors attended each meeting.

The Board has a formal schedule of matters reserved to it for decision.

The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. In addition to the papers for each Board Meeting, directors are also supplied with an extensive monthly report, which details progress of the Group's activities. There is also a procedure whereby directors, in the furtherance of their duties, are able to take independent advice, if necessary, at the Company's expense. In addition, all directors have direct access to the advice and services of the Company Secretary.

Philip Bowman, Guy Peyrelongue and Caroline Marland are for all purposes, in the opinion of the Board, independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement.

The non-executive directors are appointed for specified terms.

Philip Bowman was appointed as the senior independent non-executive director in March 2003.

On appointment, directors are furnished with relevant information to discharge their duties effectively. The Company has introduced a structured induction process whereby a director will meet key members of the management team following his/her appointment. As an ongoing process, directors are briefed and provided with information concerning major developments affecting their roles and responsibilities.

All directors are subject to election by Shareholders at the first opportunity after their appointment and thereafter in accordance with Article 82 of the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least once every three years.

Committees
The Board is supported by the Audit, Remuneration and Nomination Committees. GUS is entitled to appoint one member of each of these committees under the Relationship Agreement.

Audit Committee
The Audit Committee consists of three non-executive directors: Philip Bowman (Chairman), Caroline Marland and David Tyler. Guy Peyrelongue served as a member until 13 May 2003 when Caroline Marland was appointed as a member. The committee normally meets at least twice a year, with both the external auditors and the group internal auditor present.

All members of the Committee were in attendance at each of the two meetings held during the year under review.

It is the role of the Audit Committee to ensure that the auditors' objectivity and independence are maintained. It has adopted a policy in this respect and monitors the nature and extent of non-audit services, seeking to balance the maintenance of objectivity and value for money.

- Audit related services – PricewaterhouseCoopers LLP, the external auditors, are the preferred providers of audit related services given their understanding of the Group and the synergistic relationship between such work and the aims of the annual audit. Such work extends to, but is not restricted to, shareholder and other circulars and regulatory and other compliance reports.

- Taxation services – Generally, if the external auditors' knowledge of the Group's tax affairs provides significant advantage which another third party would not have, they will be retained for both tax planning and compliance matters.

- General services – Other proposed assignments are put out to competitive tender and decisions to award work are taken on the basis of demonstrable competence and cost effectiveness.

Remuneration Committee
Details of the Remuneration Committee and its application of corporate governance principles in relation to directors' remuneration is described in the Report on directors' remuneration and related matters on pages 25 to 36.

Nomination Committee
The members of the Nomination Committee are John Peace (Chairman), Rose Marie Bravo, Philip Bowman, Caroline Marland and Guy Peyrelongue. Rose Marie Bravo and Caroline Marland were appointed as members on 13 May 2003. All members of the Committee were present at each of the two meetings held during the year under review, which considered various matters including the appointment of Stacey Cartwright to the position of Chief Financial Officer.

Relations with shareholders
The Company recognises the importance of communicating with its Shareholders and does this through its Annual and Interim Reports, quarterly trading updates and at the Annual General Meeting.

The Company communicates with its institutional investors frequently and regularly throughout the year through a combination of formal and informal meetings, participation at sector-specific conferences and ad hoc briefings with management.

In accordance with the provisions of the Code, the Notice of the 2003 AGM was sent to Shareholders at least 20 working days before the Meeting. Resolutions put to Shareholders were voted on by way of a show of hands.

It is the intention that all directors will attend the forthcoming Annual General Meeting and will be available to answer Shareholders' questions.

In accordance with the recommendation of the Myners Report to the Shareholder Voting Working Group 2004, the Company intends to call a poll on each of the resolutions to be put to shareholders at the forthcoming AGM. The level of proxies lodged on each resolution and the number of proxy votes for and against the resolution will be made available at the AGM on request.

Corporate social responsibility ("CSR")
Details on the Company's approach to CSR are given on pages 37 to 39.

Accountability and audit
It is a requirement of the Code that the Board should present a balanced and clear assessment of the Company's position and prospects. In this context, reference should be made to the Statement of directors' responsibilities on page 40, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the auditors on page 41, which includes a statement by the auditors in respect of their reporting responsibilities.

The Board recognises that its responsibility to present a balanced and clear assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

Internal control
The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and other key business risks, for example, the production and sale of counterfeit products, and can provide reasonable, but not absolute, assurance against material misstatement or loss. The Audit Committee has reviewed the effectiveness of the key procedures which have been established to provide internal control and has used external consultants to assist in this review. It believes that adequate risk management procedures are in place within the Group. The Group will be implementing a number of improvements to strengthen these procedures.

Following publication of guidance for directors on internal control ("The Turnbull Guidance"), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place in respect of the Burberry business throughout the year under review and up to the date of approval of the Annual Report and Accounts. The process will be regularly reviewed by the Audit Committee which reports its findings for consideration by the Board, and is in accordance with The Turnbull Guidance.

The key procedures operating within the Group are as follows:

Risk assessment
The Group's business objectives are incorporated into the annual budgeting and planning cycle. Progress towards the achievement of such objectives is monitored by a variety of financial measures and non-financial performance indicators.

The Audit Committee has delegated responsibility for considering operational, financial, compliance and other risks.

Specific consideration is given to the identification of risk factors, and the appropriate control measures for such factors as part of the Group's annual budgeting cycle. The executive directors formally meet on a quarterly basis to re-evaluate these risk factors in the context of the then current environment and business activity. A risk register is updated twice every year, or more often if required.

Control environment and control activities
The Group consists of a number of trading units, each with its own management and control structure. These units report to the executive directors.

The Group has established procedures for the delegation of authorities to ensure that operations considered significant by value or by their impact on the Group are considered at an appropriate level.

The Group's trading units operate within a framework of policies and procedures which are either already laid down or are currently being established in organisation or authority manuals. Policies and procedures cover key issues such as authorisation levels, segregation of duties, compliance with legislation and physical and data security.

The Group has implemented various strategies to deal with the risk factors that have been identified. Such strategies include internal control and the use of third-party services to assist in monitoring specific issues. In addition, other approaches are used, such as the use of insurance, and treasury instruments to hedge specific foreign currency exposures.

Information and communication
The Group has a comprehensive system of budgetary control, focused on monthly performance reporting which is at an appropriately detailed level. A summary of results, supported by commentary and performance measures, is provided to the Board each month. The performance measures are subject to review to ensure that they provide relevant and reliable indications of business performance.

A summary of risk factors and relevant control measures (identified as part of the budgeting cycle) is submitted by the executive directors to the Audit Committee at the beginning of each year. This report is updated at the half-year, and re-submitted to the Audit Committee.

The Audit Committee meets with both external and internal auditors and, if it so chooses, can do so without the presence of executive directors.

Monitoring
A range of procedures is used to monitor the effective application of internal control within the Group. These include management review, management confirmations of compliance with standards and procedures as well as internal audit and other specialist reviews.

The Internal Audit department is responsible for reporting to the Audit Committee on the effectiveness of internal control systems, particularly those relating to the areas of greater financial risk or opportunity.

Compliance with the Combined Code
The Company has complied with the Combined Code throughout the accounting period under review with the following exceptions:

- The Combined Code states that there is a strong case for setting directors' notice or contract termination periods at, or reducing them to, one year or less. The service agreement of Rose Marie Bravo dated 28 May 2002 is for an initial fixed period until 30 June 2005. She may terminate the agreement on six months' notice to expire on or after 30 June 2005. Burberry can terminate the agreement in certain circumstances as described on page 27.

- Burberry adopted at the time of the IPO various share incentive schemes, which are not compliant with the Combined Code in certain respects. In particular there are no performance conditions attached to these schemes. At the forthcoming AGM, Burberry will be proposing that shareholders adopt a Restricted Share Plan which will be subject to performance conditions. Further details of this plan are set out in the circular relating to the 2004 AGM.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS

The Board presents its Report on directors' remuneration and related matters including details of Total Shareholder Return, Remuneration Policy and of Directors' Remuneration.

Remuneration Committee

The Remuneration Committee is chaired by Guy Peyrelongue. During the financial year to 31 March 2004 the other members were Philip Bowman, Caroline Marland and John Peace. The Remuneration Committee decides both the level and structure of executive directors' pay. The remuneration of the Chairman and non-executive directors is a matter reserved for the Board as a whole.

The Committee meets at least twice a year and holds additional meetings where necessary. During the year under review, the committee held three scheduled meetings at which all members were in attendance. Pay decisions are made on the basis of advice or proposals prepared by the Chairman, the Chief Executive and the Director of Human Resources as appropriate.

In making its decisions, the Remuneration Committee has access to any relevant external adviser appointed on behalf of the Company. For the year to 31 March 2004, the Company's principal remuneration advisers were Kepler Associates, who were appointed by the Remuneration Committee, and Watson Wyatt. No other services were provided to the Company by either of these organisations.

Where appropriate, the Remuneration Committee will instigate consultation with major institutional shareholders on remuneration matters.

The constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice, set out in the Listing Rules of the Financial Services Authority.

Total Shareholder Return

The following graph shows the total shareholder return for Burberry Group plc compared to the companies in the FTSE 100 Index assuming £100 was invested on 12 July 2002, the date of the IPO. Although Burberry is a global group, the FTSE 100 Index was selected because Burberry's market capitalisation is close to that of companies at the lower end of the FTSE 100 Index.

Value of £100 invested on Burberry flotation date



Burberry
FTSE 100
£180
£160
£140
£120
£100
£80
£60
July 2002
September 2002
December 2002
March 2003
June 2003
September 2003
December 2003
March 2004

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS CONTINUED

Remuneration Policy

The current structure of executive remuneration was put in place in preparation for the IPO in July 2002 and exhaustive details were disclosed in the Listing Particulars. The requirements remain the same: to attract, motivate and retain exceptional talent to allow us to compete with the world's leading luxury brands.

The success of Burberry has drawn attention to the quality of our senior management and recent departures have highlighted the need for strong retention tools. Furthermore, the majority of our management is from outside the UK.

The four tenets on which our remuneration structure is founded are as follows:

1 Base pay levels and bonuses are established on a market competitive basis.

2 Benefits are based on local market practice for each executive.

3 Performance-related incentives provide the opportunity to deliver substantial rewards for high performance.

4 Pay is closely aligned to shareholders' interests and a substantial proportion of remuneration is delivered in Burberry Group plc shares.

Relative importance of elements of remuneration
The relative importance of the elements of each of the executive directors' remuneration is shown below based on base salaries, target annual bonuses and present fair values of long term incentives for the year to 31 March 2004.

Proportion of total compensation

Rose Marie Bravo


Base salary
Annual bonus
Long term incentives

Michael Metcalf


Base salary
Annual bonus
Long term incentives

Thomas O'Neill


Base salary
Annual bonus
Long term incentives

Stacey Cartwright*


Base salary
Annual bonus

*Stacey Cartwright's compensation is based on the month of March 2004.

Implementation of policy
Burberry implements its remuneration policy as follows:

Base salary
To help determine salaries, external remuneration consultants provide data about market salary levels, and advise the Remuneration Committee accordingly. The Remuneration Committee also takes into account each director's contribution to the business during the year.

Annual bonus
Executive directors are eligible for an annual incentive of 50% of base salary for achieving targets and a maximum of 100% of base salary for substantially exceeding targets. Bonus entitlement, subject to the discretion of the Remuneration Committee, is calculated on a straight line basis from target through to maximum. The Remuneration Committee sets bonus targets by reference to agreed budgets and external expectations. Bonuses are currently based on growth in profit before tax, goodwill amortisation and exceptional items.

Share incentives

The current share incentive awards to the executive directors (other than Stacey Cartwright) were determined prior to the IPO and reflected the requirements with regard to the incentivisation of the executive team in the context of the IPO and the retention of the executive team prior to and following the IPO.

During this financial year, Burberry introduced a Co-investment Scheme as indicated in last year's Remuneration Report, to further align the interests of executives and shareholders and to support retention. Under this scheme executive directors (if invited by the Remuneration Committee) and selected senior managers are given the opportunity to defer receipt of their bonus and invest it in Burberry shares. The number of shares acquired by the individual will be matched on a sliding scale depending on achievement against the annual bonus performance targets for the relevant financial year. The matching is triggered once the Company has hit its financial target. The number of matching shares varies from half a share to one (0.5:1), to a maximum of one to one (1:1) in the year to 31 March 2004. The release of the invested and matching shares is deferred for three years. Upon the release of the matching shares the individual will receive an amount equal to the dividends that would have been paid on the matching shares during the deferral period. The amount of annual bonus eligible for co-investment as well as the co-investment match are both dependent upon annual performance. The value of the deferred award is then dependent upon share price performance. The Committee considered a further performance condition on vesting but felt that as the primary purpose of the co-investment plan is to encourage investment in Burberry shares, the use of further conditionality might reduce the plan's effectiveness. If an individual resigns during the three-year period he/she will forfeit his/her rights in respect of the matching shares. To increase the incentive and retention effect of this scheme, the number of matching shares will vary from one to one (1:1), to a maximum of two to one (2:1) in the year to 31 March 2005 should targets be substantially exceeded. The matching is triggered once the Company has hit its financial target.

The Company is intending to introduce a new senior executive restricted share plan which, unlike the plans put in place for the IPO, will include performance conditions on vesting. Full details are set out in the circular relating to the 2004 AGM.

Service agreements

Attracting and retaining the top talent in the global luxury brand business may require fixed term contracts and notice periods in excess of one year. However, Burberry will not offer notice periods of more than one year unless it is necessary. Termination payments reflect the circumstances of termination. Where the director voluntarily resigns, the director will be entitled to his/her base salary and bonus to the extent earned. In circumstances where the Company dismisses the director for cause, no further payments will be made whether of salary or otherwise. Where a director is dismissed without cause the director will be protected against the financial consequences of such dismissal.

Save as described below, there are no service contracts with any director containing a notice or contract period of more than one year or provisions for pre-determining compensation on termination of any amount which exceeds one year's salary and benefits in kind.

The main terms on which each of the directors is employed by a member of the Group are set out below.

Rose Marie Bravo

The terms of Rose Marie Bravo's service agreement were negotiated in preparation for the IPO having regard to the need to incentivise her and, in particular, retain her services following the IPO – a matter of considerable concern to potential investors.

Rose Marie Bravo is employed by Burberry as Chief Executive under a service agreement dated 28 May 2002. This is for an initial fixed period until 30 June 2005. Burberry may terminate the service agreement with or without cause at any time without a notice period during and after the initial fixed period.

If the service agreement is terminated by Burberry without cause (an example of cause is gross misconduct) then it will continue to pay to Ms Bravo her base salary for the balance of the fixed period (or one year if longer); in lieu of an annual bonus, it will pay 50% of base salary for each full year and a pro rata portion thereof for each part year payable when such bonus would otherwise be paid. If Ms Bravo terminates the service agreement with good reason the termination is deemed to be termination by Burberry without cause. On termination of Ms Bravo's employment she will be reimbursed for reasonable relocation costs to the US. If any person acquires control of Burberry, including by acquiring 25% or more of the voting rights in Burberry, Ms Bravo can terminate her employment and such termination would be deemed to be by Burberry without cause.

If payments due to Ms Bravo are deemed of a level that would subject her to US federal excise tax under Section 280G (b)(2) of the US Internal Revenue Code 1986, Burberry Limited (US) will pay Ms Bravo an additional amount so that she will be in the same net after-tax position had the excise tax not been applied.

Pursuant to the service agreement entered into at the time of the IPO, Ms Bravo was granted an award and options over Ordinary Shares in the Company as set out on pages 30 and 31. Ms Bravo is also entitled to be granted two options, each over 833,333 Ordinary Shares, under the Burberry Non-Approved Executive Share Option Scheme 2002, in 2004 and 2005. The exercise price of each option is the market value of an Ordinary Share at the time of grant. If the service agreement is terminated, Ms Bravo's rights in respect of her award and options will be determined by the rules of the relevant share scheme except that her award and options will vest and become exercisable if the service agreement is terminated on or after 30 June 2005 in any circumstances, unless for cause.

Under the service agreement, and to strengthen the retention effect of the arrangements with Ms Bravo, a right was granted to her which operates as a deferred bonus and which is not payable for at least three years. In other words, instead of her share incentives, Ms Bravo can receive a cash payment of US$15m. Ms Bravo can exercise this right on or after 30 June 2005 but this cash payment is reduced (or may be extinguished) by an amount equal to the value already received on the vesting and exercise of her share incentives. In addition, she can receive this cash payment before 30 June 2005 if either her employment is terminated by Burberry without cause or by Ms Bravo for "good reason" or if there is a Change in Control and she elects to terminate her employment.

Michael Metcalf

Michael Metcalf was employed by Burberry as Chief Operating and Financial Officer under a service agreement dated 14 August 1998. His term of appointment commenced on 1 September 1998. Mr Metcalf resigned with effect from 31 March 2004 to join a company controlled by a private equity fund.

Mr Metcalf was granted an award over Ordinary Shares in the Company and options over Ordinary Shares as set out on pages 30 and 31. On termination of his service contract, Mr Metcalf's rights in respect of his share awards and options were governed by the rules of the relevant share schemes.

Mr Metcalf was entitled to terminate his employment by giving not less than six months' written notice. In fact, Mr Metcalf gave the Company eight months' notice and during his notice period he continued to devote his full time and attention to the business of Burberry and ensured an orderly handover to the new Chief Financial Officer. Upon his resignation on 31 March 2004, all his rights which had not vested in respect of the Restricted Share Plan, the IPO Option Scheme and the 2002 Share Option Scheme lapsed. However, the Remuneration Committee exercised its discretion under the rules of the relevant schemes to permit Mr Metcalf to retain 11% of the value of his unvested share incentives to recognise his contribution in the year to 31 March 2004.

Thomas O'Neill

Thomas O'Neill has given notice that he will resign as a director of Burberry Group plc with effect from 1 July 2004 and will cease to be an employee with effect from 31 July 2004. Mr O'Neill will be joining Aber Diamond Corporation, a company quoted on NASDAQ, in an executive capacity.

Mr O'Neill is employed as President Worldwide by Burberry Limited (UK) and by Burberry Limited (US) under service agreements dated 20 June 2002.

Mr O'Neill was granted an award and options over Ordinary Shares in the Company as set out on pages 30 and 31. Mr O'Neill is also entitled to be granted three options under the Burberry Non-Approved Executive Share Option Scheme 2002, in 2004 and 2005.

Upon Mr O'Neill's resignation as an employee, all his rights which have not vested in respect of the Restricted Share Plan, the IPO Option Scheme and the 2002 Share Option Scheme will lapse.

Stacey Cartwright

Stacey Cartwright is employed by Burberry as Chief Financial Officer under a Service Agreement dated 17 November 2003. Her term of appointment commenced on 1 March 2004.

Under her service agreement, Ms Cartwright is entitled to be granted options over shares with a market value equivalent to two times her base salary. The exercise price of each option will be the market value of an Ordinary Share at the time of grant.

Ms Cartwright is entitled to participate in long term incentive arrangements to the extent determined by the Remuneration Committee having regard to her position and performance.

Burberry may terminate Ms Cartwright's appointment by giving 12 months' written notice. Ms Cartwright may terminate her employment by giving six months' written notice.

Non-executive directors

Guy Peyrelongue and Philip Bowman were each appointed as non-executive directors of the Company on 21 June 2002. Caroline Marland was appointed as a non-executive director of the Company on 21 January 2003. Each is paid a basic fee of £40,000 per annum. An additional fee of £7,500 per annum is paid to each of the Chairman of the Remuneration and Audit Committees.

John Peace, Group Chief Executive of GUS, was appointed to the Board of the Company on 7 June 2002 as non-executive Chairman. David Tyler, Group Finance Director of GUS, was formally appointed as a non-executive director of the Company on 7 June 2002 having been a director since late 1997. Messrs Peace and Tyler have been appointed for an initial three-year term subject to six months' notice by either party. Neither John Peace nor David Tyler receives fees in respect of their appointments. Instead, in accordance with the Relationship Agreement, the Remuneration Committee has agreed that the Company will pay annual fees of £100,000 in the case of John Peace, and £40,000 in the case of David Tyler, to GUS.

As part of the shareholding policy of the Company, non-executive directors are expected to acquire £6,000 in Ordinary Shares in the Company in each year of their appointment. The Ordinary Shares must be held for three years from purchase, or, if longer, for the duration of a director's time on the Board. Messrs Peyrelongue and Bowman and Ms Marland have been appointed for an initial three-year term subject to six months' notice by either party.

Directors' Remuneration

The remuneration of the directors of Burberry Group plc in the period 1 April 2002 to 31 March 2004 is described below.

Total remuneration
The table below summarises the total remuneration of the directors of Burberry Group plc in the period 1 April 2002 to 31 March 2004:

	Total aggregate emoluments £'000	Total contribution to defined contribution pension schemes £'000	Total amounts received under long term incentive plans £'000	Total £'000
Executive remuneration	3,533	61*	–	3,594
Non executive remuneration/fees	276	–	–	276
Year to 31 March 2004	**3,809**	**61***	**–**	**3,870**
Year to 31 March 2003	4,347	53*	4,110	8,510

*These figures do not include deemed contributions under the Supplemental Executive Retirement Plans, see page 36.

Aggregate emoluments by director

	Salary	Allowances paid in cash	Total of salary and allowances	Bonus	Deferred bonus	Benefits	Aggregate emoluments	
Rose Marie Bravo	$'000	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2004	1,568	94[1]	1,662	1,568	–	337	3,567	2,104
Year to 31 March 2003	1,500	–	1,500	1,294	–	446	3,240	2,095
Michael Metcalf	£'000	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2004	360	10	370	360	–	1		731
Year to 31 March 2003	330	10	340	453	168	1		962
Thomas O'Neill	$'000	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2004	567	196	763	284	–	28	1,075	634
Year to 31 March 2003	550	166	716	649	275	49	1,689	1,093
Stacey Cartwright[2]	£'000	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2004	29	6	35	29	–	–		64
Year to 31 March 2003	–	–	–	–	–	–		–
Total	£'000	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2004	1,648	187	1,835	1,481	–	217		3,533
Year to 31 March 2003	1,656	118	1,774	1,710	345	321		4,150

[1] Until 2 November 2003, the cost of Rose Marie Bravo's accommodation was paid directly by Burberry, since that date Ms Bravo has been reimbursed in cash for her accommodation costs.

[2] Stacey Cartwright's emoluments are only for the month of March 2004.

Non-executive directors

	Fees 2004 £'000	Fees 2003 £'000
John Peace*	100	82
Philip Bowman	48	37
Guy Peyrelongue	48	37
Caroline Marland	40	8
David Tyler*	40	33
Total	**276**	**197**

*The fees for John Peace (Chairman) and David Tyler are paid to GUS plc.

Salaries and allowances
Thomas O'Neill was paid an overseas allowance, Michael Metcalf received the cash equivalent of a company car and Stacey Cartwright's allowances include the cash equivalent of a company car.

The Company makes an annual contribution equal to 20% of Ms Cartwright's base salary to such personal pension plan as she may nominate. To the extent this exceeds Inland Revenue limits the excess is paid as additional remuneration.

Deferred bonuses
Thomas O'Neill was paid compensation in relation to bonus schemes in existence with his previous employers. A payment was made on 1 November 2002 totalling $100,000 (£64,675) and a final payment of $80,000 (£47,143) was paid on 1 November 2003.

On completion of the IPO, Michael Metcalf and Thomas O'Neill became entitled to receive an IPO retention bonus of approximately 100% of their gross base salary. Half of the bonus was paid during the year to 31 March 2003 to Michael Metcalf (£167,500) and Thomas O'Neill ($275,000) (£177,900) and was disclosed as part of bonus payments. The balance was paid during the year to 31 March 2004 and was disclosed within "deferred bonuses" for the year to 31 March 2003.

Benefits
Benefits for executive directors include, a company car, allowances, private medical insurance and legal expenses.

Rose Marie Bravo receives an expatriate package commensurate with her position as Chief Executive. This includes the cost of accommodation whilst in London and appropriate travel costs.

Share option schemes
Details of the market price of the Company's Ordinary Shares is shown in the table below:

Period to 31 March	2004	2003
At the period end	357p	236p
Highest price during the period	410p	256p
Lowest price during the period	216p	150p
Offer price at IPO	n/a	230p

The Burberry IPO Senior Executive Restricted Share Plan ("the RSP")
On 11 July 2002 awards were made to executive directors at that time under the RSP in respect of services provided prior to IPO. This was a one-off plan in order to retain senior executives, before and following the IPO. As the awards were made in respect of services provided prior to the IPO, no performance criteria were attached to the awards.

The interests of the executive directors of Burberry Group plc in shares held under the RSP as at 31 March 2004 were as follows:

	Number of shares awarded					
	As at 31 March 2003	Lapsed during the year	As at 31 March 2004	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	2,500,000	–	2,500,000	nil	11/07/2005	11/07/2012
	1,250,000	–	1,250,000	nil	11/07/2006	11/07/2012
	1,250,000	–	1,250,000	nil	11/07/2007	11/07/2012
Michael Metcalf	145,652	(145,652)	–	nil	11/07/2005	11/07/2012
	72,826	(72,826)	–	nil	11/07/2006	11/07/2012
	72,826	(72,826)	–	nil	11/07/2007	11/07/2012
Thomas O'Neill*	154,447	–	154,447	nil	11/07/2005	11/07/2012
	77,223	–	77,223	nil	11/07/2006	11/07/2012
	77,224	–	77,224	nil	11/07/2007	11/07/2012

*All of these awards will lapse on Mr O'Neill ceasing to be employed by Burberry on 31 July 2004.

The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")
On 11 July 2002, options were granted to executive directors under the IPO Option Scheme in respect of services provided prior to the IPO. This was a one-off plan in order to retain senior executives, before and following the IPO. As the grants were made in respect of services provided prior to the IPO, no performance criteria were attached to the awards.

The interests of the executive directors in IPO options as at 31 March 2004 were as follows:

	Number of shares under option						
	As at 31 March 2003	Lapsed during the year	Exercised during the year	As at 31 March 2004	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	833,333	–	(833,333)	–	230p	11/07/2003	11/07/2012
	833,333	–	–	833,333	230p	11/07/2004	11/07/2012
	833,334	–	–	833,334	230p	11/07/2005	11/07/2012
Michael Metcalf	97,101	–	(97,101)	–	230p	11/07/2003	11/07/2012
	97,101	–	–	97,101	230p	11/07/2004	11/07/2012
	97,102	(97,102)	–	–	230p	11/07/2005	11/07/2012
Thomas O'Neill	102,964	–	–	102,964	230p	11/07/2003	11/07/2012
	102,964	–	–	102,964	230p	11/07/2004	11/07/2012
	102,966*	–	–	102,966	230p	11/07/2005	11/07/2012

*These options will lapse on Mr O'Neill ceasing to be employed by Burberry on 31 July 2004.

Rose Marie Bravo exercised her option over 833,333 Ordinary Shares in the Company by means of a "cashless" exercise: she (i) acquired 302,401 shares, at nil cost, of which 252,401 shares were sold at a price of 363.5p per share and (ii) cancelled her option in respect of 530,932 shares.

The market price when Michael Metcalf exercised his options was 376p.

The Burberry Group plc Executive Share Option Scheme 2002
During the year to 31 March 2004 the executive directors of Burberry Group plc were granted options under this Scheme which was adopted at the time of IPO. No performance criteria are attached to the awards as their primary purpose is retention and the majority of participants is from overseas. These grants were made pursuant to obligations under each director's service agreement.

	Number of shares under option						
	Granted during the year	Lapsed during the year	Exercised during the year	As at 31 March 2004	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	277,778	–	–	277,778	258p	12/06/2004	12/06/2013
	277,778	–	–	277,778	258p	12/06/2005	12/06/2013
	277,777	–	–	277,777	258p	12/06/2006	12/06/2013
Michael Metcalf	31,000	–	–	31,000	258p	12/06/2004	12/06/2013
	31,000	(31,000)	–	–	258p	12/06/2005	12/06/2013
	31,000	(31,000)	–	–	258p	12/06/2006	12/06/2013
Thomas O'Neill	29,234	–	–	29,234	258p	12/06/2004	12/06/2013
	29,234*	–	–	29,234	258p	12/06/2005	12/06/2013
	29,232*	–	–	29,232	258p	12/06/2006	12/06/2013

*These options will lapse on Mr O'Neill ceasing to be employed by Burberry on 31 July 2004.

GUS share option schemes

During the year to 31 March 2002 for Rose Marie Bravo, Michael Metcalf and Thomas O'Neill, and during the year to 31 March 2001 for Michael Metcalf, the opportunity was given to participate in the GUS plc Approved and Non-Approved Executive Share Option schemes under which options in respect of GUS plc ordinary shares of 25p were granted.

The options were granted in accordance with the scheme rule that annual option grants to any individual should not be in respect of shares with a value in excess of basic annual salary, or twice basic annual salary in exceptional circumstances.

The options may not be exercised unless, during a period of three consecutive financial years, GUS plc's adjusted earnings per share have increased by an average of at least 4% per annum more than the growth in the Retail Prices Index.

The exercise price represents the average of the middle market quotations of a GUS plc share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of GUS plc shares during the period is shown in the table below:

Year to 31 March	2004	2003
At the year end	749p	487p
Highest price during the year	791p	700p
Lowest price during the year	490p	440p

The interests of the executive directors of Burberry Group plc in GUS plc share options held under the GUS plc 1998 Approved and Non-Approved Executive Share Option schemes were as follows:

	Number of shares under option						
	As at 31 March 2003	Lapsed during the year	Exercised during the year	As at 31 March 2004	Exercise price	Date from which exercisable	Expiry date
Rose Marie Bravo	356,747	–	–	356,747	612.7p	11/06/2004	11/06/2011
Michael Metcalf	73,197	–	(73,197)	–	375.7p	07/04/2003	07/04/2010
	51,411	(51,411)	–	–	612.7p	11/06/2004	11/06/2011
Thomas O'Neill*	119,624	–	–	119,624	635.0p	17/12/2004	17/12/2011

*These options will lapse on Mr O'Neill ceasing to be employed by Burberry on 31 July 2004.

The market price when Michael Metcalf exercised his options was 637.5p.

In addition, an option was granted to Michael Metcalf on 9 February 2001 under a Save As You Earn ("SAYE") share option scheme introduced for employees in the UK by GUS plc, as shown in the table below:

	Number of shares under option					
	As at 31 March 2003	Lapsed during the year	As at 31 March 2004	Exercise price	Date from which exercisable	Expiry date
Michael Metcalf	2,522	(2,522)	–	384.0p	01/05/2004	31/10/2004

The Company's Register of Directors' Interests contains full details of directors' shareholdings and options.

Gain made by directors on share options

The table below shows gains made by individual directors from the exercise of share options during the year to 31 March 2004. The gains are calculated as at the exercise date.

	Year to 31 March 2004 £'000
Rose Marie Bravo	1,099
Michael Metcalf	314
Total gains on share options	**1,413**

Deferred bonus

On 28 May 2002 Rose Marie Bravo was granted a right to receive a cash payment of US$15m reduced by the value received in respect of her share awards and options. Further details of this are set out on page 28.

Long term incentive plans

Prior to the IPO and as part of her previous employment package, Rose Marie Bravo was provided with an incentive plan designed first to incentivise her to revitalise the Burberry brand and to improve the profitability of the Group over a period of time, and second to replace incentive plans available to her in her previous employment. A final amount of $6,000,000 (£4,110,000) was considered paid and recognised as remuneration in the year to 31 March 2003.

Directors' interests

The beneficial interests of the directors in the Ordinary Shares of the Company are shown below:

Beneficial holdings	Number of shares awarded under RSP as at 31 March 2003	Number of shares under option as at 31 March 2003	Holdings of Ordinary Shares as at 31 March 2003	Number of shares awarded under RSP as at 31 March 2004	Number of shares under option as at 31 March 2004	Holdings of Ordinary Shares as at 31 March 2004
Rose Marie Bravo	5,000,000	2,500,000	–	5,000,000	2,500,000	50,000
Michael Metcalf	291,304	291,304	20,000	–	128,101	20,000
Thomas O'Neill	308,894	308,894	–	308,894	396,594	–
Stacey Cartwright	–	–	–	–	–	10,000
John Peace	–	–	16,000	–	–	16,000
Philip Bowman	–	–	10,870	–	–	20,000
Guy Peyrelongue	–	–	6,522	–	–	6,522
David Tyler	–	–	16,000	–	–	16,000
Caroline Marland	–	–	8,000	–	–	8,000

There are no non-beneficial interests.

There has been no change in the above interests between 31 March and 17 May 2004.

As potential beneficiaries under the Burberry Group plc ESOP Trust ("the Trust"), John Peace, David Tyler, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and Stacey Cartwright are deemed to be interested in the Ordinary Shares of 0.05p each in Burberry Group plc held by the Trust. The Trust held 4,581,733 such shares as at 31 March 2004.

In addition, as at 31 March 2004 Rose Marie Bravo and Stacey Cartwright were each interested in one share of €15 in Burberry France SA and Michael Metcalf had an interest in one share of Swiss Fr 1,000 in Burberry (Suisse) SA, which was transferred to Stacey Cartwright on 8 April 2004. These shares were held in order to comply with the provisions of the Articles of Association of those companies. The share capital of Burberry France S.A. consists of 208,560 shares and the share capital of Burberry Suisse SA consists of 500 shares.

The beneficial interests of the directors in the shares of GUS plc are shown below:

	Ordinary shares in GUS		Options to acquire ordinary shares in GUS under the GUS Share Option Scheme				Options to acquire ordinary shares in GUS under the GUS SAYE Share Option Scheme		
	As at 31 March 2003	As at 31 March 2004	As at 31 March 2003	Options (lapsed)/ granted during the year	Options exercised during the year	As at 31 March 2004	As at 31 March 2003	Options lapsed during the year	As at 31 March 2004
Rose Marie Bravo	10,000	10,000	356,747	–	–	356,747	–	–	–
Michael Metcalf	10,245	10,245	124,608	(51,411)	(73,197)	–	2,522	(2,522)	–
Thomas O'Neill	–	–	119,624	–	–	119,624	–	–	–
Stacey Cartwright	–	–	–	–	–	–	–	–	–
John Peace	96,370	245,109	441,787	103,626	(146,393)	399,020	4,394	–	4,394
Philip Bowman	4,000	4,000	–	–	–	–	–	–	–
Guy Peyrelongue	–	–	–	–	–	–	–	–	–
David Tyler	52,882	153,466	339,341	62,176	(91,675)	309,842	4,394	–	4,394
Caroline Marland	–	–	–	–	–	–	–	–	–

	Ordinary shares in GUS under the GUS Performance Share Plan				Ordinary shares in GUS under the GUS Co-investment Plan	
	As at 31 March 2003	Shares awarded during the year	Shares released during the year	As at 31 March 2004	As at 31 March 2003	As at 31 March 2004
Rose Marie Bravo	–	–	–	–	–	–
Michael Metcalf	–	–	–	–	–	–
Thomas O'Neill	–	–	–	–	–	–
Stacey Cartwright	–	–	–	–	–	–
John Peace	294,896	103,626	(146,393)	252,129	187,900*	383,758*
Philip Bowman	–	–	–	–	–	–
Guy Peyrelongue	–	–	–	–	–	–
David Tyler	155,958	62,176	(69,204)	148,930	109,608*	224,109*
Caroline Marland	–	–	–	–	–	–

*GUS plc directors, including John Peace and David Tyler, are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. Shares so purchased on behalf of these directors, applying the bonus reported in last year's GUS Annual Report, are included in these figures. Matching shares under these arrangements are not released until the expiry of a three-year period and the right to these shares is forfeited if a director resigns from GUS before then.

John Peace, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill, Stacey Cartwright and David Tyler are, together with other employees of the GUS group, discretionary beneficiaries under the GUS plc ESOP Trust and the GUS plc ESOP Trust (No. 3) and, as such, each director is deemed to be interested in the 1,457,736 and 4,142,463 ordinary shares in GUS held by the trustee of each trust, respectively. In addition, Rose Marie Bravo, Michael Metcalf, Thomas O'Neill and Stacey Cartwright are, together with other employees of the GUS group, discretionary beneficiaries under the GUS plc ESOP Trust (No. 2) and, as such, each of them is deemed to be interested in the 5,949,639 shares held by the trustee of that trust.

There has been no change in the above interests between 31 March and 17 May 2004.

Directors' Pension Entitlements

Rose Marie Bravo

US pension scheme
Pension contributions are made to a Section 401(k) scheme operated by Burberry in the US for Rose Marie Bravo. The cost of providing this was $14,500 (£8,553) in the year to 31 March 2004 (2003: $12,500 (£8,000)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Rose Marie Bravo.

This Plan is an unfunded arrangement into which notional contributions are paid. Interest is earned on the Plan at the same rate as the guaranteed interest fund for the US 401(K) scheme.

The additional amount reserved by the Group is based on 30% of Ms Bravo's base salary. The pension benefits earned by Rose Marie Bravo during the year to 31 March 2004 are set out in the table below.

Stacey Cartwright

The Company makes an annual contribution equal to 20% of Ms Cartwright's base salary to such personal pension plan as she may nominate. To the extent this exceeds Inland Revenue limits the excess is paid as additional remuneration.

The cost of providing this additional pension arrangement is set out below:

	Year to 31 March	
	2004 £'000	2003 £'000
Stacey Cartwright	2	–

Michael Metcalf

GUS group pension schemes
Michael Metcalf is a member of the GUS Pension Scheme, a defined benefit scheme that entitles him to two-thirds of his final salary, on retirement at age 65, subject to Inland Revenue limits. Members are entitled to convert part of their pension into a lump sum cash payment and receive pensions payable in the event of illness and pensions payable to dependants upon death. Bonuses are not pensionable.

Set out below are details of the pension benefits earned by Michael Metcalf under the GUS Pension Scheme during the year to 31 March 2004:

	Gross increase in accrued pension £'000	Increase in accrued pension net of inflation £'000	Total accrued pension at 31 March 2004 £'000	Transfer value of increase in accrued pension over the year £'000	Transfer value of accrued pension at 31 March 2003 £'000	Total change in transfer value during the year £'000	Transfer value of accrued pension at 31 March 2004 £'000
Michael Metcalf	4	3	18	25	88	55	143

These figures exclude any contribution paid to the FURBS or benefits due from the FURBS in lieu of pension benefits on pay in excess of the earnings cap. Voluntary contributions paid by directors and resulting benefits are not shown.

Funded Unapproved Retirement Benefits Schemes ("FURBS")
A FURBS was set up during the year to 31 March 2000 for Michael Metcalf. The cost of providing this additional pension arrangement is set out below:

	Year to 31 March	
	2004 £'000	2003 £'000
Michael Metcalf	42	37

Thomas O'Neill

US pension scheme
During the year to 31 March 2003 Thomas O'Neill became eligible to join the Section 401(k) Scheme operated by Burberry in the US. The cost of providing this scheme was $14,500 (£8,553) in the year to 31 March 2004 (2003: $12,500 (£8,000)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Thomas O'Neill.

This Plan is an unfunded arrangement into which notional contributions are paid. Interest is earned on the Plan at the same rate as the guaranteed interest fund for the US 401(K) scheme.

The additional amount reserved by the Group is based on 20% of Thomas O'Neill's base salary. The pension benefits earned by Thomas O'Neill during the year to 31 March 2004 are set out in the table below.

Set out below are details of the pension benefits earned by Rose Marie Bravo and Thomas O'Neill under their Supplemental Executive Retirement Plans during the year to 31 March 2004.

	Accrued benefit					Transfer of value of accrued benefit		
	As at 31 March 2003 $'000	Gross increase $'000	Increase net of inflation $'000	As at 31 March 2004 $'000	Transfer value of increase in accrued benefit $'000	As at 31 March 2003 $'000	Change during the year $'000	As at 31 March 2004 $'000
Rose Marie Bravo	705	513	501	1,218	513	705	513	1,218
Thomas O'Neill	162	124	121	286	124	162	124	286
Total	**867**	**637**	**622**	**1,504**	**637**	**867**	**637**	**1,504**
	£'000			£'000		£'000		£'000
Total	**561**			**817**		**561**		**817**

Note: US annual inflation rate of 1.7% has been used.

Audit statement
In their audit opinion on page 41, PricewaterhouseCoopers LLP refer to their audit of the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985. These comprise the following disclosures in this remuneration report:

- the disclosures under the headings "Total remuneration" and "Aggregate emoluments by director" on pages 29 and 30;
- the disclosures under the heading "Deferred bonuses" on page 30;
- the disclosures under the headings "Share option schemes" and "Long term incentive plans" on pages 30 to 33; and
- the disclosures under the heading "Directors' pension entitlements" on pages 35 and 36.

Approved by the Board and signed on its behalf by:

Michael Mahony
General Counsel and Secretary

23 May 2004

CORPORATE SOCIAL RESPONSIBILITY

The subject of corporate social responsibility (CSR) continues to attract interest. Stakeholders are concerned to know that the Group gives proper consideration to its wider impact on society, and how these topics are identified and managed. Burberry, for its part, believes that long term profitability depends on looking after the Group's assets and name. There is therefore no conflict between the Shareholder's interest and acting as a good "corporate citizen", provided that the Group concentrates on issues that present either significant business risk or opportunity to the Group. The principal CSR issues relating to Burberry are:

- providing products of the appropriate quality commensurate with the Group's position as an international supplier of luxury goods, including the responsible sourcing and marketing of products;
- serving customers – both retail and wholesale – to their complete satisfaction;
- providing a working environment that is conducive to the recruitment and retention of the widest possible range of talented staff, and which is a safe and healthy place to work;
- labour, environmental and social practices in the Group's supply chain and business partners;
- improving the Group's environmental performance to increase operational efficiency and to reduce environmental impact; and
- developing strong relationships in our chosen communities in support of our business objectives, by using the Group's unique assets to benefit society.

These issues are explored more fully in the sections below.

Management of CSR
Overall responsibility for CSR matters rests with Michael Mahony, the Company Secretary. He is responsible for ensuring that the Board is aware of the relevant CSR issues facing the Group and, together with the support of a CSR Committee, ensures that systems are in place to identify and manage risks within the CSR arena.

Responsibilities for specific CSR matters are assigned, where possible, to the appropriate functional staff. The CSR Committee is comprised of these individuals, with responsibility for: environment, health and safety, human resources, supply chain and licensees, charitable and community activity, wholesale and retail customers and internal audit. It met twice during the year under review with the objective of considering emerging CSR issues, proposing activity, sharing information on activity underway and co-ordinating disclosure and reporting. The Board has approved the CSR Policy and a formal report is made on an annual basis.

Information on the Group's CSR performance is collected annually, the exercise being co-ordinated by the CSR Committee. Much of this information (e.g. environmental performance data, data on customer satisfaction, human resource data, supply chain audits etc) is derived from existing management systems in the business. Unless stated explicitly otherwise, all of the disclosures can be taken to apply to the Group's operations internationally. Data quality is assured principally through review by internal audit, although the environmental performance data is subject to third-party review by independent consultants. The final version of the CSR disclosures is formally approved by the relevant individuals from the CSR Committee and by the Company Secretary.

Policies and procedures
The Group has developed a formal policy on CSR, extracts from which are reproduced in the relevant sections below. A number of other specific policies exist (for example on Health and Safety, Equal Opportunities, Environment, Code of Business Principles etc). In the past year, the Group policies have been developed and reviewed. Compliance with policy is generally tested via the work of internal audit.

1 Products and customers

Policy statement: "We aim to win and keep customers through the quality of our product and service. We do not bribe to obtain or keep business. We only pay bona fide commission. We respect our customers' requirements and keep their secrets."

Burberry is committed to high standards in products and service commensurate with our status as an international luxury goods business. Satisfying wholesale and retail customers is a key part of our corporate responsibility. Levels of customer support are monitored and reviewed in a number of ways including the use of "mystery shoppers" in certain retail premises and periodic surveys among wholesale customers. We operate a Retail Customer Service Department in London, which handles retail customer queries and complaints from any division of Burberry Worldwide, whether it is related to service or product issues. Data shows that customers are typically pleased with the service we provide, with complaints well below one in ten thousand.

2 The working environment

Policy statement: "We do not discriminate on grounds of race, religion, age or gender. We reward and develop employees according to performance and skills within the context of business needs."

Equal opportunities
The aim of the Equal Opportunities Policy is to ensure that the most capable job applicants are recruited and the most competent employees in the Group progress. All employment decisions are based solely on an objective assessment of the candidate's suitability for the job. All employees will receive fair and equal treatment irrespective of sex, race, ethnic origin, nationality, marital status, age, religion, disability or sexual orientation. The numbers of employees working flexibly and the types of flexible working patterns have increased over the last year.

Code of Business Principles
The Group has adopted a Code of Business Principles covering such matters as confidentiality, conflict of interest, relationships with business partners and political donations. All employees are expected to comply with this Code and senior employees may be required to sign an annual certificate of compliance.

Employee policies
A Global Policy Statements and Ways of Working document has been produced as well as a UK Employee Handbook. A Whistleblowing policy has been produced. Policies on maternity and sickness have been enhanced. The annual performance review process has been rolled out through all divisions globally to encourage communication and improved clarity of roles and focus.

3 Business partners and supply chain

Policy statement: "We treat our business partners according to our contractual agreements and pay when due. We do not accept any gift or entertainment, which might – or might be seen to – put us under any obligation to the giver."

We expect and demand high standards from our business partners, particularly our licensees and our suppliers, requiring them to support our principles and standards of conduct, and we have developed a programme to monitor and manage standards in our own and our licensees' supply chains.

The most significant developments during the year can be summarised as follows:

Risk assessment Supplier and licensee risk assessment has continued with the aim of identifying those products and countries posing the greatest environmental and social concerns. These then become the focus of assurance and audit activity.

Awareness raising We have worked with all licensees to increase awareness of CSR issues and the need for Burberry to have agreements in place with all licensee suppliers. This year we have specifically worked to ensure that two higher-risk licensees have social compliance programmes in place.

Supplier audits All finished goods suppliers identified as being high risk have been audited during the year.

Licensee audits During the year we have visited a selection of factories which supply one of our licensees. Non compliances have been identified and the licensee will proceed with making improvements within an agreed time frame.

4 Environmental performance

Policy statement: "We respect the environment and the local communities within which we do business."

Burberry's principal direct environmental impacts are its consumption of energy (electricity, gas, oil and vehicle fuel) in its buildings, its manufacturing and distribution operations, solid waste produced at our sites and the consumption of raw materials for the manufacture of product, and also for non-product use such as packaging. Burberry's performance in respect of these impacts is maintained by a committee of individuals with responsibility for operations, maintenance, energy and similar issues. The committee, with the support of external advisers, meets several times a year to review performance and agree and implement improvement actions.

Energy
Energy efficiency in Burberry's UK operations continues to improve as shown in the table below.

For the first time this year we have collected energy data from our US and Spanish operations.

Year to 31 March	UK energy use Million kWh	UK energy use kWh/£1,000 of sales	US and Spain energy use Million kWh
2000	31.3	136.1	n/a
2001	36.6	86.1	n/a
2002	32.5	65.1	n/a
2003	30.2	50.8	n/a
2004	**29.1**	**43.2**	**16.0**

During the past year we have conducted energy reviews at all our principal UK sites, resulting in improvement plans for each, and appointed energy champions at sites with the highest consumption. During the year we successfully concluded the negotiations to move most of the Group's UK electricity requirements to a single supplier. As part of that negotiation we have arranged better access to immediate consumption data, and have also secured a proportion of our demand from renewable sources.

Materials and waste

Burberry measures and reports its use of packaging under the Producer Responsibility Obligations (shown in the table below). We have an ongoing programme of management and reduction that concentrates primarily on "transit packaging": materials used to move product internally and to our wholesale customers. Savings in these areas can be significant, and have no impact on consumer perceptions of the brand. We have also collected our first packaging data from our US and Spanish operations.

Year to 31 March	UK packaging use Tonnes	UK packaging use Kg/£1,000 of sales	US and Spain packaging use Tonnes
2002	635	1.3	n/a
2003	718	1.2	n/a
2004	**703**	**1.0**	**908**

Year to 31 March	UK Transit packaging use Tonnes	UK Transit packaging use Kg/£1,000 of sales
2002	438	0.88
2003	538	0.91
2004	**525**	**0.78**

We have consolidated our waste management arrangements from our principal sites, allowing us to quantify and manage our impact in this area.

Product transportation

For the first time this year we have investigated the impact of the transport of Burberry product from its point of manufacture to the retailer. The analysis shows that UK land transportation has a minimal environmental impact, but that a bigger issue is the use of air transportation to deliver products to our wholesale customers overseas and to our own overseas operations. This year has seen a concerted attempt to divert product away from air transport and to ship by sea wherever timescales and logistics allow resulting in over 130 tonnes being diverted from long-haul flights to the US, Korea and other Asian destinations. We estimate that this saved over 650 tonnes of carbon dioxide emissions.

5 Building relationships with the community

Policy statement: "We observe the laws of the countries in which we trade and act in a manner consistent with our objective of being a good corporate citizen."

During the past year, we have developed our global charitable giving policy focusing on four areas:

- education, with particular emphasis on fashion and textile design programmes;
- medical research and awareness programmes;
- humanitarian issues; and
- the arts.

We believe that it is vitally important to assist in education programmes in order to identify and nurture new talent in the fashion industry. In 2003/04, this has been achieved by supporting establishments such as the Royal College of Art and the Central St Martins College of Art and Design and "Textprint", an endeavour which links the best textiles graduates with industry.

Medical research and humanitarian projects have included our global initiative to support breast cancer awareness. This year, Burberry developed a limited edition pink trench coat, with 30% of proceeds donated to breast cancer charities worldwide. As a result, over £100,000 was donated in total to the UK Breakthrough Breast Cancer Charity and The Breast Cancer Research Foundation in the US. Other activities have included donations to AIDS-related charities in the US and in Italy.

Arts projects supported have included the New York City Ballet, and work in Italy to restore museum artefacts.

During the year to 31 March 2004, the Group donated, in cash, a total of £198,000 to charitable causes (charitable donations during the year to 31 March 2003: £166,000).

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website (www.burberry.com) which contains information on Group activities and published financial results. The work carried out by the auditors does not involve consideration of the maintenance and integrity of the website and accordingly the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented in the website. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

REPORT OF THE AUDITORS

Independent auditors' report to the members of Burberry Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses, the note of historical cost profits and losses, the reconciliation of movement in Group Shareholders' Funds and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Report on directors' remuneration and related matters ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities. The directors are also responsible for preparing the Report on directors' remuneration and related matters.

Our responsibility is to audit the financial statements and the auditable part of the Report on directors' remuneration and related matters in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Report on directors' remuneration and related matters have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Report on directors' remuneration and related matters, the Chairman's statement, the Chief Executive's review, the Operating and Financial reviews, the Corporate Governance statement and the Corporate Social Responsibility statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Report on directors' remuneration and related matters. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Report on directors' remuneration and related matters are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the profit and cash flows of the Group for the year then ended;

- the financial statements have been properly prepared in accordance with the Companies Act 1985; and

- those parts of the Report on directors' remuneration and related matters required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

23 May 2004

GROUP PROFIT AND LOSS ACCOUNT

	Note	Year to 31 March 2004 £m	2003 £m
Turnover	3	**675.8**	**593.6**
Cost of sales		(284.2)	(261.3)
Gross profit		**391.6**	**332.3**
Net operating expenses		(255.0)	(244.0)
Operating profit	4	**136.6**	**88.3**
Operating profit before goodwill amortisation and exceptional items		**141.2**	**116.7**
– goodwill amortisation	5	(6.8)	(6.4)
– exceptional credit/(charge) relating to IPO employee share plans	6	2.2	(22.0)
Interest and similar income	8	2.3	1.8
Interest expense	9	(0.1)	(2.7)
Foreign currency loss on loans with GUS group (pre-flotation)	9	–	(2.3)
Interest expense and similar charges		(0.1)	(5.0)
Profit on ordinary activities before taxation	3, 5	**138.8**	**85.1**
Tax on profit on ordinary activities*	10	(47.3)	(32.9)
Profit on ordinary activities after taxation		**91.5**	**52.2**
Equity dividend			
– to GUS group (pre-flotation)	12	–	(219.0)
– interim paid	12	(7.4)	(5.0)
– final proposed	12	(14.9)	(10.0)
Retained profit/(loss) for the year	24	**69.2**	**(181.8)**

	Note	2004	2003
Pence per share			
Earnings			
– basic	13	18.5p	10.5p
– diluted	13	18.1p	10.3p
Earnings before goodwill amortisation and exceptional items			
– basic	13	19.5p	14.9p
– diluted	13	19.1p	14.6p
Dividends			
– dividends per share – interim	12	1.5p	1.0p
– dividends per share – final	12	3.0p	2.0p

All the Group's operations in both years are continuing.

*Tax on profit on ordinary activities includes tax charged on goodwill amortisation and exceptional items of £0.5m in the year to 31 March 2004 (2003: credit £6.5m).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	Year to 31 March 2004 £m	2003 £m
Retained profit/(loss) for the year	24	69.2	(181.8)
Currency translation differences		(22.4)	1.1
Tax impact of currency translation differences		(1.4)	(0.4)
Net impact of currency translation differences	24	(23.8)	0.7
Total recognised gains and losses for the year		**45.4**	**(181.1)**

NOTE OF HISTORICAL COST PROFITS AND LOSSES

	Year to 31 March 2004 £m	2003 £m
Reported profit on ordinary activities before taxation	138.8	85.1
Difference between actual and historical cost depreciation charge	0.6	0.2
Historical cost profit on ordinary activities before taxation	139.4	85.3
Tax on profit on ordinary activities	(47.3)	(32.9)
Dividend		
– to GUS group (pre-flotation)	–	(219.0)
– interim paid	(7.4)	(5.0)
– final proposed	(14.9)	(10.0)
Historical cost retained profit/(loss) for the year after taxation and dividends	**69.8**	**(181.6)**

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS' FUNDS

	Year to 31 March 2004 £m	2003 £m
Profit on ordinary activities after taxation	91.5	52.2
Dividend		
– to GUS group (pre-flotation)	–	(219.0)
– interim paid	(7.4)	(5.0)
– final proposed	(14.9)	(10.0)
Retained profit/(loss) for the year	69.2	(181.8)
Net impact of currency translation differences	(23.8)	0.7
Pre-flotation		
Issue of preference share capital	–	0.8
Issue of Ordinary Share capital	–	486.7
Deemed distribution arising on reorganisation	–	(704.1)
Capital reserve arising on reorganisation	–	6.6
On and post-flotation		
Issue of Ordinary Share capital	2.5	250.5
Waiver of GUS group balances	–	37.6
Movement in capital reserve arising on Restricted Share Plan	(0.8)	18.5
Net change in Shareholders' Funds	47.1	(84.5)
Opening Shareholders' Funds (2003: GUS investment in Burberry Group)	390.0	474.5
Closing Shareholders' Funds	**437.1**	**390.0**

BALANCE SHEETS

	Note	Group As at 31 March 2004 £m	Group As at 31 March 2003 £m	Company As at 31 March 2004 £m	Company As at 31 March 2003 £m
Fixed assets					
Intangible assets	14	111.4	123.7	–	–
Tangible fixed assets	15	149.8	161.4	–	–
Investments	16	8.8	3.4	1,056.0	971.3
		270.0	**288.5**	**1,056.0**	**971.3**
Current assets					
Stock	17	89.5	83.8	–	–
Debtors	18	120.8	122.0	668.0	169.2
Cash and short term deposits	19	158.7	86.6	0.1	–
		369.0	**292.4**	**668.1**	**169.2**
Creditors – amounts falling due within one year	20	(161.2)	(151.1)	(56.3)	(62.8)
Net current assets		**207.8**	**141.3**	**611.8**	**106.4**
Total assets less current liabilities		477.8	429.8	1,667.8	1,077.7
Creditors – amounts falling due after more than one year	21	(35.4)	(35.2)	(713.4)	(98.6)
Provisions for liabilities and charges	22	(5.3)	(4.6)	–	–
Net assets		**437.1**	**390.0**	**954.4**	**979.1**
Capital and reserves					
Called up share capital	23	1.1	1.1	1.1	1.1
Share premium account	24	124.7	122.2	124.7	122.2
Revaluation reserve	24	23.5	25.2	–	–
Capital reserve	24	42.9	47.1	–	–
Other reserve	24	–	704.1	–	704.1
Profit and loss account	24	244.9	(509.7)	828.6	151.7
Equity Shareholders' Funds		436.3	389.2	953.6	978.3
Non-Equity Shareholders' Funds	23	0.8	0.8	0.8	0.8
Total Shareholders' Funds		**437.1**	**390.0**	**954.4**	**979.1**

Approved by the Board on 23 May 2004 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

GROUP CASH FLOW STATEMENT

	Note	Year to 31 March 2004 £m	2003 £m
Operating activities			
Operating profit after goodwill amortisation and exceptional items		136.6	88.3
Exceptional (credit)/charge		(2.2)	22.0
Goodwill amortisation		6.8	6.4
Operating profit before goodwill amortisation and exceptional items		141.2	116.7
Depreciation, impairment and trademark amortisation charges		28.5	19.0
Loss on disposal of fixed assets and non-cash charges		1.7	1.5
(Increase)/decrease in stocks		(7.5)	5.2
Increase in debtors		(1.5)	(2.4)
Increase in creditors		23.2	25.0
Net cash inflow from operating activities		185.6	165.0
Returns on investments and servicing of finance			
Interest received		2.3	0.8
Interest paid		(0.1)	(1.4)
Dividend received from investment		–	0.1
Net cash inflow/(outflow) from returns on investments and servicing of finance		2.2	(0.5)
Taxation paid		(49.5)	(30.6)
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets		(28.8)	(55.7)
Sale of tangible fixed assets		–	0.2
Purchase of own shares		(7.0)	(4.5)
Sale of own shares by ESOP		0.4	–
Net cash outflow from capital expenditure and financial investment		(35.4)	(60.0)
Acquisitions			
Deferred consideration for purchase of businesses		(2.5)	(2.5)
Purchase of businesses		–	(24.3)
Net cash outflow from acquisitions		(2.5)	(26.8)
Net cash inflow before dividends, IPO related and financing activities		100.4	47.1
Dividends			
Equity dividends paid (including in the year to 31 March 2003 £219m to GUS group pre-flotation)		(17.3)	(224.0)
Deemed distribution arising on reorganisation (net of capital reserve)		–	(697.5)
Net cash inflow/(outflow) before management of liquid resources and financing		**83.1**	**(874.4)**
Management of liquid resources			
Increase in short term deposits with banks	26	(53.4)	(47.3)
Financing			
Issue of Ordinary Share capital		0.9	249.5
Issue of Ordinary Shares to GUS group (pre-flotation)		–	486.7
Issue of preference shares to GUS group (pre-flotation)		–	0.8
Decrease in external borrowings	26	–	(7.9)
Funds received on GUS group balances (pre-flotation)		–	446.1
Settlement of GUS group balances (on flotation)		–	(250.5)
Funds on deposit with GUS group companies (post-flotation)		(15.8)	–
(Increase)/decrease in net balances due from GUS group	26	(15.8)	195.6
Net cash (outflow)/inflow from financing		(14.9)	924.7
Increase in cash during the year	25, 26	**14.8**	**3.0**

NOTES TO THE FINANCIAL STATEMENTS

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies which comprise the Burberry Group are owned by Burberry Group plc ("the Company") directly or indirectly. Prior to the completion of the initial public offering in July 2002, ownership of these companies was transferred to Burberry Group plc (formerly Burberry Group Limited), which was incorporated on 30 October 1997 in England and Wales.

The financial information has been prepared by consolidating the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the years to 31 March 2004 and 2003.

Prior to flotation, on 17 July 2002, the net assets of Burberry Group were represented by the cumulative investment of GUS group in Burberry Group (shown as "GUS investment in Burberry Group"). All non-trading transactions between Burberry Group and GUS group were reflected as movements in "GUS investment in Burberry Group", which was comprised of:

(a) assets and liabilities not forming part of Burberry Group after flotation. These assets and liabilities were transferred on or before flotation to GUS group companies in part settlement of the loans outstanding between GUS group and Burberry Group;

(b) loans due to and from GUS group companies. These amounts were settled fully either as part of the Burberry Group reorganisation with shares issued to GUS group and loan repayments, or by the waiver of such loans by GUS group; and

(c) share capital and reserves of Burberry Group companies.

The balances in (a) and (b) above are referred to as "GUS group balances" in the Reconciliation of movement in Group Shareholders' Funds, the Group cash flow statement and the Reconciliation of net cash flow to movement in net funds.

Burberry Group reorganisation

Immediately prior to the flotation on the London Stock Exchange, a reorganisation of Burberry Group took place resulting in Burberry Group directly owning all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in accordance with Financial Reporting Standard 5, "Reporting the substance of transactions" and were thus consolidated as if their legal ownership rested with Burberry Group.

The reorganisation involved the acquisition by Burberry Group of the legal ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of the Burberry Group post-flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of Ordinary Share capital to GUS group (£486.7m), by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange (£250.5m) and by the waiver of the remaining debt (£37.6m) by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would recognise the Premium as goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of Burberry Group ("the Deemed Distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed Distribution, a net deficit arises on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's Ordinary Shares to trading by the London Stock Exchange.

This other reserve was reclassified as distributable, and included in the profit and loss account reserve, when all the Company's creditors in existence on 17 July 2002 (the date of approval of the capital reduction) were settled in full, on 31 December 2003. A capital reserve of £6.6m was also created as part of the reorganisation.

2 Accounting policies

The consolidated financial information has been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with applicable accounting standards in the UK.

The principal accounting policies are:

(a) Turnover

Turnover, which is stated excluding VAT and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, with provisions made for expected returns and allowances as necessary. Retail sales, returns and allowances are reflected at the dates of transactions with consumers, in addition provisions are made for expected returns as necessary. Royalty receivable from licensees is accrued as earned on the basis of the terms of the relevant royalty agreement which, in the case of Japanese licences, is on the basis of production volumes.

The Group has complied with Financial Reporting Standard 5 Application Note G – "Revenue Recognition" published during the year. There has been no material impact as a consequence of adopting this standard in the year to 31 March 2004.

(b) Intangible fixed assets

Goodwill
For acquisitions of companies or businesses made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves in Burberry Group is included in the profit or loss on disposal.

Goodwill on acquisitions after 1 April 1998 is capitalised and amortised by equal annual instalments over its estimated useful economic life, not exceeding 20 years, taking into account the nature of the business acquired and other competitive considerations. The useful economic life of goodwill arising is determined on a case-by-case basis.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property
The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically 10 years. The useful economic life of trademarks and other intellectual property is determined on a case-by-case basis, in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

(c) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or revalued amount where relevant, less depreciation.

Depreciation
Depreciation of tangible fixed assets is calculated to write off the cost or revalued amount, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds – less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 – 8 years
Retail fixtures and fittings	2 – 5 years
Office equipment	5 years
Computer software and equipment	3 – 5 years

Lease premiums
Amounts paid to acquire the rights to a lease ("Lease Premiums") are written off in equal annual instalments over the life of the lease or to the next rental review.

2 Accounting policies continued

(c) Tangible fixed assets and depreciation continued

Valuations
Burberry Group has adopted a policy of not revaluing properties as permitted under Financial Reporting Standard 15 "Tangible Fixed Assets". Previously revalued properties are included at their valuation at 31 March 1996, less depreciation. Leasehold properties are carried at original cost and are amortised over the remainder of the lease term on a straight line basis.

Impairment
Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of a fixed asset is not fully recoverable.

Profit/loss on disposal of fixed assets
Profits and losses on disposal of tangible fixed assets represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

(d) Investments in group companies

Investments held by the Company are carried at cost less amounts written off in respect of impairment. When investments are fully or partially hedged by means of foreign currency borrowings, the hedged proportion of those investments is retranslated at the relevant exchange rate and the resulting exchange difference taken to reserves along with the matching exchange difference on the foreign currency borrowings.

(e) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

(f) Deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. Deferred tax would be provided where remittance is anticipated and is expected to result in a charge to taxation.

(g) Pension costs

The pension costs in the consolidated financial statements are determined in accordance with Statement of Standard Accounting Practice 24 "Accounting for pension costs" ("SSAP 24"). The transitional disclosure requirements required by Financial Reporting Standard 17 "Retirement benefits" ("FRS 17") are set out in note 32.

GUS defined benefit schemes
Eligible employees of Burberry Group participate in a number of GUS defined benefit schemes throughout the world; the principal defined benefit schemes are in the UK. The assets covering these arrangements are held in independently administered funds.

The cost of providing defined pension benefits to participating Burberry employees is charged to the profit and loss account of Burberry Group over the anticipated period of employment, in accordance with recommendations made by independent qualified actuaries.

Defined contribution schemes
Burberry Group eligible employees also participate in GUS group defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the profit and loss account of Burberry Group and comprises the amount of contributions payable to the schemes in respect of the year.

(h) Share schemes

Incentive plans
The cost of shares acquired by the Burberry Group Employee Share Ownership Trusts ("ESOTs") or the fair market value of the shares at the date of the grant, less any consideration receivable from the participating Burberry employee, is charged to the profit and loss account. Where awards are contingent upon future events (other than continued employment), an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made over the period to which the participating Burberry employee's performance relates. Where awards are not contingent upon future events a full accrual is made immediately in the profit and loss account.

2 Accounting policies continued

(h) Share schemes continued

Save As You Earn scheme
GUS plc operates a Save As You Earn scheme (in which certain UK employees of Burberry Group participate) that allows for the grant of GUS plc ordinary shares at a discount to the market price at the date of the grant. Burberry Group has made use of the exemption under UITF Abstract 17 "Employee Share Schemes" not to recognise any compensation charge in respect of this scheme.

(i) Foreign currency translation

Translation of the results of overseas businesses
The results of overseas subsidiaries are translated at the average exchange rate for the year. The assets and liabilities of such undertakings are translated at year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken to reserves and are reported in the Statement of total recognised gains and losses. The principal exchange rates used were as follows:

	Average		Closing	
	Year to 31 March		As at 31 March	
	2004	2003	2004	2003
Euro	1.44	1.55	1.50	1.45
US dollar	1.70	1.55	1.84	1.58
Hong Kong dollar	13.20	12.05	14.31	12.33
Korean won	2,016	1,880	2,106	1,981

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 182.3: £1 in the year to 31 March 2004 (2003: Yen 174.2: £1).

Transactions in foreign currencies
Transactions denominated in foreign currencies are translated into Sterling at the exchange rate ruling at the date of the transaction or at the forward contract rate where hedged. Monetary assets and liabilities denominated in foreign currencies which are held at year end are translated into Sterling at the exchange rate ruling at the balance sheet date or at the forward contract rate where specifically hedged. Exchange differences on monetary items are taken to the profit and loss account except where they relate to loans hedging investments in overseas subsidiaries of Burberry Group, in which case such differences (including attributable taxation) are taken directly to reserves and limited to the foreign currency movement on the underlying investment.

(j) Financial instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge certain future royalty receivables and product purchases. Gains and losses on such forward currency contracts are recognised in the profit and loss account at the same date as the underlying transaction.

The financial instruments used and managed by Burberry Group consist primarily of cash and forward currency contracts used to hedge currency exposures on trading transactions.

Burberry Group has taken advantage of the exemption available under Financial Reporting Standard 13 "Derivatives and Financial Instruments", in respect of short term debtors and creditors, and details in respect of these balances are excluded from the required disclosures, other than within the currency risk disclosure.

(k) Operating leases

Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

(l) Related party transactions

Financial Reporting Standard 8, "Related Party Disclosures" ("FRS 8"), requires the disclosure of the details of material transactions between the reporting entity and related parties. Burberry Group has taken advantage of an exemption under FRS 8 not to disclose transactions between Burberry Group companies, which eliminate on consolidation.

NOTES TO THE FINANCIAL STATEMENTS CONTINUED

3 Segmental analysis

(i) Geographical analysis – analysis by origin

(a) Turnover – analysis by origin

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Europe	498.9	429.9
Less: European inter-segment turnover to other regions	(78.5)	(57.5)
	420.4	372.4
North America	156.2	133.8
Asia Pacific	99.9	88.1
Less: Asia Pacific inter-segment turnover to Europe	(0.7)	(0.7)
	99.2	87.4
Total	**675.8**	**593.6**

(b) Profit before taxation – analysis by origin

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Europe	112.7	92.6
North America	15.6	8.4
Asia Pacific	12.9	15.7
	141.2	**116.7**
Net interest income/(expense)	2.2	(0.9)
Foreign currency loss on loans with GUS group (pre-flotation)	–	(2.3)
Profit before goodwill amortisation, exceptional items and taxation	**143.4**	**113.5**
Goodwill amortisation – Europe	(5.5)	(5.1)
– Asia Pacific	(1.3)	(1.3)
Exceptional items – Europe	2.1	(20.3)
– North America	0.1	(1.6)
– Asia Pacific	–	(0.1)
Profit before taxation	**138.8**	**85.1**

The results above are stated after the allocation of costs of a group-wide nature.

(c) Net assets – analysis by origin

	As at 31 March 2004 £m	As at 31 March 2003 £m
Europe	118.9	129.1
North America	82.7	93.4
Asia Pacific	3.9	3.1
Net operating assets	**205.5**	**225.6**
Goodwill – Europe	85.4	94.2
– Asia Pacific	25.2	28.6
Deferred consideration for acquisitions – Europe	(21.7)	(19.2)
– Asia Pacific	(10.0)	(12.5)
Cash at bank, short term deposits, less bank overdrafts	157.9	79.6
Investment in own shares	8.7	3.3
Taxation (including deferred taxation)	1.0	0.4
Dividends payable – GUS group	(9.9)	(7.8)
Dividends payable – other shareholders	(5.0)	(2.2)
Net assets	**437.1**	**390.0**

3 **Segmental analysis** continued

(ii) Geographical analysis – turnover by destination

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Europe	346.8	302.7
North America	162.4	140.5
Asia Pacific	162.6	147.0
Other	4.0	3.4
Total	**675.8**	**593.6**

(iii) Analysis by class of business

(a) Turnover – analysis by class of business

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Wholesale	351.4	306.9
Retail	257.4	228.4
Wholesale and Retail	**608.8**	**535.3**
Licence	**67.0**	**58.3**
Total	**675.8**	**593.6**

An analysis of turnover by product category is shown below:

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Womenswear	225.7	197.9
Menswear	190.1	162.8
Accessories (including childrens)	189.0	169.5
Other	4.0	5.1
Wholesale and Retail	**608.8**	**535.3**
Licence	**67.0**	**58.3**
Total	**675.8**	**593.6**

Number of directly operated stores, concessions and outlets open as at 31 March	**145**	**132**

3 Segmental analysis continued

(iii) Analysis by class of business continued

(b) Profit before taxation – analysis by class of business

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Wholesale and Retail	85.2	64.3
Licence	56.0	52.4
	141.2	**116.7**
Net interest income/(expense)	2.2	(0.9)
Foreign currency loss on loans with GUS group (pre-flotation)	–	(2.3)
Profit before goodwill amortisation, exceptional items and taxation	**143.4**	**113.5**
Goodwill amortisation – Wholesale and Retail	(6.8)	(6.4)
Exceptional items – Wholesale and Retail	1.6	(18.3)
– Licence	0.6	(3.7)
Profit before taxation	**138.8**	**85.1**

The results above are stated after the allocation of costs of a group-wide nature.

The Wholesale and Retail business is managed in an integrated manner and therefore internal trading between these operations is not on a third-party basis in certain respects. Accordingly the directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.

(c) Net assets – analysis by class of business

	As at 31 March 2004 £m	As at 31 March 2003 £m
Wholesale and Retail	211.1	222.1
Licence	(5.6)	3.5
Net operating assets	**205.5**	**225.6**
Goodwill – Wholesale and Retail	110.6	122.8
Deferred consideration for acquisitions – Wholesale and Retail	(31.7)	(31.7)
Cash at bank, short term deposits, less bank overdrafts	157.9	79.6
Investment in own shares	8.7	3.3
Taxation (including deferred taxation)	1.0	0.4
Dividends payable – GUS group	(9.9)	(7.8)
Dividends payable – other shareholders	(5.0)	(2.2)
Net assets	**437.1**	**390.0**

4 Turnover and operating profit

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Turnover	675.8	593.6
Cost of sales	(284.2)	(261.3)
Gross profit	**391.6**	**332.3**
Distribution costs (note 1)	(102.5)	(98.0)
Administrative – expenses (note 2)	(147.0)	(140.8)
– goodwill amortisation	(6.8)	(6.4)
Other operating income	1.3	1.2
Operating profit	**136.6**	**88.3**

Note 1: Distribution costs include exceptional charges of £nil (2003: £3.7m); see note 6.
Note 2: Administrative expenses include exceptional credit of £2.2m (2003: charge of £18.3m); see note 6.

Other operating income arises from sub-letting certain surplus leasehold properties. Burberry Group's right to sub-let these properties has expired or will expire at various dates up to 2 January 2005, mainly due to the reversion of headlease interests.

5 Profit on ordinary activities before taxation

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Profit before taxation is stated after charging/(crediting):		
Depreciation of tangible fixed assets	25.6	16.8
Fixed asset impairment charge relating to certain retail assets	2.8	2.1
Amortisation of goodwill	6.8	6.4
Amortisation of trademarks and other intellectual property	0.1	0.1
Employee costs (see note 7)	112.1	100.2
Loss on disposal of fixed assets	0.1	0.3
Property rental income under operating leases (see note 4)	(1.3)	(1.2)
Operating lease rentals – land and buildings*	33.5	30.5
Operating lease rentals – other	0.8	–
Auditors' remuneration		
– audit services (including £3,100 for the Company, 2003: £3,000)	0.8	0.8
– non-audit services	1.1	0.8
Net exchange loss/(gain) on trading items	0.7	(1.3)
Foreign currency loss on loans with GUS group (pre-flotation) (see note 9)	–	2.3

*The amount disclosed as operating lease rentals in the year to 31 March 2003 has been restated as a result of a reclassification of charges.

Auditors' remuneration for non-audit services in 2004 included £1.0m (2003: £0.6m) for tax related services and £0.1m (2003: £0.2m) for other matters. Tax related services includes compliance, transfer pricing enquiries and other activities where tax advice has been provided. No fees were capitalised in 2004 (2003: £0.1m) in relation to acquisitions.

6 Exceptional items

The exceptional credit arising in the year to 31 March 2004 (2003: charge) consisted of the following amounts:

	Year to 31 March 2004 £m	2003 £m
Lapse/(grant) of awards under the Senior Executive Restricted Share Plan (the "RSP")	0.8	(18.5)
Credit/(charge) in respect of employers' National Insurance liability arising on the RSP awards	1.4	(2.1)
Shares gifted to employees under the All Employee Share Plan	–	(1.0)
Other costs relating to the Initial Public Offer	–	(0.4)
Total	**2.2**	**(22.0)**

Awards were made under the RSP to the executive directors and other senior management of Burberry Group in respect of services provided prior to flotation. No previous awards had been made, and no further awards will be made, under the RSP.

An exceptional credit of £0.8m arose in the year to 31 March 2004 on the lapsing of share awards, which had previously been granted to individuals in the year to 31 March 2003. A further credit of £1.4m relating to National Insurance, arose in the year to 31 March 2004 from the lapse of awards and confirmation of the tax jurisdiction in which certain employees will be taxed when the RSP awards vest.

The associated tax charge relating to these exceptional items was £0.7m in the year (2003: credit £6.3m) and the cash outflow during the year in relation to these items was £nil (2003: £0.3m).

7 Employee costs

Staff costs, including directors' emoluments, during the year were as shown below. The directors' emoluments are separately disclosed in the Report on directors' remuneration and related matters, this includes gains arising on the exercise of share options.

	Year to 31 March 2004 £m	2003 £m*
Wages and salaries	97.3	88.3
Social security costs	10.8	9.0
Other pension costs (see note 32)	4.0	2.9
Total	**112.1**	**100.2**

*Costs have been restated to include certain employee costs that had previously been omitted from this disclosure.

The average number of full time equivalent employees (including directors) during the year were as follows:

	Year to 31 March 2004 Number of employees	2003 Number of employees*
Europe	2,657	2,594
North America	747	669
Asia Pacific	465	394
Total	**3,869**	**3,657**

*Numbers have been restated to include additional employees that had previously been omitted from this disclosure.

7 Employee costs continued

SAYE Share Option Scheme

A Save As You Earn ("SAYE") share option scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year to 31 March 2001, with a further option scheme offered to all UK employees of GUS plc in the year to 31 March 2003. The number of GUS plc ordinary shares subject to option held by Burberry Group employees as at 31 March 2004 were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2004	2003
From 01/05/2004 to 31/10/2004	384.0p	191,415	210,549
From 01/05/2006 to 31/10/2006	384.0p	142,260	151,833
From 01/09/2005 to 28/02/2006	523.0p	39,512	51,127
From 01/09/2007 to 29/02/2008	523.0p	31,071	34,485
Total		**404,258**	**447,994**

The administrative costs of this scheme have not been borne by Burberry Group and are not considered to be material.

Share options and awards

(i) GUS schemes
Share options have been granted to Burberry employees under the GUS plc 1998 Approved and Non-Approved Executive Share Option schemes during the years to 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc. The unexercised options granted to Burberry employees (including those granted to directors of the Company) under these schemes were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2004	2003
From 07/04/2003 to 07/04/2010	375.7p	40,458	172,612
From 11/06/2004 to 11/06/2011	612.7p	1,107,845	1,175,381
From 17/12/2004 to 17/12/2011	635.0p	180,526	180,526
Total		**1,328,829**	**1,528,519**

(ii) The Burberry IPO Senior Executive Restricted Share Plan (the "RSP")
On 11 July 2002 awards in respect of a total of 8,100,198 Ordinary Shares were made to directors and senior management under the RSP.

As at 31 March 2004 awards in respect of a total of 7,718,894 (2003: 8,055,198) Ordinary Shares remained outstanding. The cost of the RSP shares has been provided for as an exceptional item in the year to 31 March 2003. No Ordinary Shares were issued during the year in respect of the RSP.

Participants' awards were made in the form of options with an exercise price of nil. The unexercised awards granted under this scheme (including those granted to directors of the Company), in respect of Ordinary Shares of the Company were as follows:

		Number of shares awarded as at 31 March	
Period of exercise	Exercise price	2004	2003
From 11/07/2005 to 11/07/2012	nil	3,859,446	4,027,600
From 11/07/2006 to 11/07/2012	nil	1,929,724	2,013,799
From 11/07/2007 to 11/07/2012	nil	1,929,724	2,013,799
Total		**7,718,894**	**8,055,198**

Ordinary Shares were purchased at the time of the IPO to cover the Employer's National Insurance liability (or overseas equivalent) arising on these awards. During the year to 31 March 2004 the shares held have been redesignated and are now held to cover future share awards. On 31 March 2004 equity swaps were entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

7 Employee costs continued

Share options and awards continued

(iii) The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")
On 11 July 2002 awards in respect of a total of 5,955,198 Ordinary Shares were made to directors and senior management under the IPO Option Scheme.

As at 31 March 2004 awards in respect of a total of 4,465,998 (2003: 5,830,198) Ordinary Shares remained outstanding. During the year to 31 March 2004 691,166 (2003: nil) Ordinary Shares were issued following the exercise of options under the IPO Option Scheme.

Participants' awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per Ordinary Share. The unexercised awards granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2004	2003
From 11/07/2003 to 11/07/2012	230.0p	706,301	1,943,399
From 11/07/2004 to 11/07/2012	230.0p	1,928,399	1,943,399
From 11/07/2005 to 11/07/2012	230.0p	1,831,298	1,943,400
Total		**4,465,998**	**5,830,198**

Ordinary Shares were purchased at the time of the IPO to cover the Employer's National Insurance liability (or overseas equivalent) arising on these awards. During the year to 31 March 2004 the shares held have been redesignated and are now held to cover future share awards. On 31 March 2004 equity swaps were entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

(iv) The Burberry Group plc Executive Share Option Scheme 2002
During the year to 31 March 2004 a total of 3,043,533 options were granted to employees in respect of Ordinary Shares in the Company under this Executive Share Option Scheme. No Ordinary Shares were issued during the year in respect of the awards granted. The unexercised awards granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2004	2003
From 12/06/2004 to 12/06/2013	258.0p	1,000,345	–
From 12/06/2005 to 12/06/2013	258.0p	969,344	–
From 12/06/2006 to 12/06/2013	258.0p	969,344	–
Total		**2,939,033**	**–**

Equity swaps were entered into on 31 March 2004 to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

(v) All Employee Share Plan
On flotation all employees were offered shares in the Company under an All Employee Share Plan. A total of 413,700 Ordinary Shares with a value of £1.0m were awarded to employees, the options over the awards have an exercise price of nil. On flotation the Company purchased 421,450 shares at an aggregate cost of £969,335 in respect of these awards.

During the year to 31 March 2004 all employees were offered a total of 412,400 Ordinary Shares with options over the awards at a nil exercise price under an All Employee Share Plan. In March 2003 the Company purchased 500,000 shares at an aggregate cost of £1,224,550 in respect of these awards.

The Ordinary Shares are held in two trusts, being the Burberry Group Share Incentive Plan and the Burberry Group plc ESOP Trust. The Ordinary Shares must be held in trust between three and five years.

7 **Employee costs** continued

Share options and awards continued

(v) All Employee Share Plan continued
The awards granted and remaining outstanding under this scheme as at 31 March 2004 (nil in respect of the directors of the Company) in respect of Ordinary Shares in the Company were as follows:

		Number of Ordinary Shares as at 31 March	
Period of exercise	Exercise price	2004	2003
From 19/07/2005 to 19/10/2005	nil	208,300	241,700
From 25/10/2005 to 18/07/2082*	nil	128,291	158,600
From 07/07/2006 to 07/10/2006	nil	148,500	–
From 18/07/2006 to 18/10/2006	nil	85,350	–
From 05/08/2006 to 18/07/2082*	nil	147,350	–
Total		**717,791**	**400,300**

*No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

8 Interest and similar income

	Year to 31 March	
	2004 £m	2003 £m
Dividend income from trade investment	–	0.1
Bank interest income	2.0	0.8
Interest income receivable from GUS group	0.3	0.9
Interest receivable and similar income	2.3	1.7
Total	**2.3**	**1.8**

9 Interest expense and similar charges

	Year to 31 March	
	2004 £m	2003 £m
On bank loans and overdrafts	–	1.2
Interest expense payable to GUS group	0.1	1.5
	0.1	2.7
Foreign currency loss on loans with GUS group (pre-flotation)	–	2.3
Total	**0.1**	**5.0**

In the year to 31 March 2003 the foreign exchange losses on loans to GUS group companies were recorded in the profit and loss account of Burberry Group as loans were made by Burberry Group companies to hedge the net assets of other GUS group companies. These losses related to loans that existed prior to flotation and which were settled before or on flotation.

10 Taxation

Analysis of charge for the year

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Current tax		
UK corporation tax		
Current tax on income for the year to 31 March 2004 at 30% (2003: 30%)	29.2	23.3
Double taxation relief	(7.0)	(6.5)
Adjustments in respect of prior year	1.1	3.0
	23.3	19.8
Foreign tax		
Current tax on income for the year	24.4	22.4
Adjustments in respect of prior year	(2.7)	–
Total current tax	**45.0**	**42.2**
Deferred tax		
UK deferred tax		
Origination and reversal of timing differences	3.1	(4.1)
Adjustments in respect of prior year	(1.3)	(3.0)
	1.8	(7.1)
Foreign deferred tax		
Origination and reversal of timing differences	(2.2)	(3.0)
Adjustments in respect of prior year	2.7	0.8
Total deferred tax	**2.3**	**(9.3)**
Tax on profit on ordinary activities	**47.3**	**32.9**

The tax rate applicable on profit on ordinary activities varied from the standard rate of corporation tax in the UK due to the following factors:

	Year to 31 March 2004 £m	Year to 31 March 2003 £m
Tax at 30% on profit before taxation	41.6	25.5
Rate adjustments relating to overseas profits	0.2	(0.9)
Permanent disallowables	1.6	1.3
Tax losses utilised	–	(0.2)
Tax losses not utilised	0.5	2.8
Goodwill amortisation not deductible	2.0	2.0
Tax arising on exceptional items	–	0.2
Adjustments in respect of prior year	(1.6)	3.0
Timing differences	(0.9)	7.1
Other	1.6	1.4
Total current tax	**45.0**	**42.2**

Burberry has commenced a review with the Competent Authorities with regard to resolving transfer pricing of internal sales between the UK and US. As part of the agreements with GUS, certain tax liabilities, which arise and relate to matters prior to 31 March 2002, will be met by GUS. From 1 April 2002 any liability will be due from the Burberry Group. No corporation tax provision has been made for additional taxation arising for these proceedings as none is anticipated overall.

11 Profit on ordinary activities after taxation

Profit on ordinary activities after taxation but before dividends payable includes a loss of £4.9m (2003: profit £28.5m) which is dealt with in the financial statements of the Company. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

12 Dividends

Ordinary dividends (Equity)

		Year to 31 March	
		2004 £m	2003 £m
Dividend paid to GUS group (pre-flotation)		–	219.0
Interim dividend paid (1.5p per share, (2003: 1.0p))	– GUS group	5.0	3.9
	– other shareholders	2.4	1.1
Final dividend proposed (3.0p per share, (2003: 2.0p))	– GUS group	9.9	7.8
	– other shareholders	5.0	2.2
Total dividend – 4.5p per share (2003: 3.0p)		22.3	15.0
Total		**22.3**	**234.0**

Preference dividends (Non-Equity)
During the year Burberry Group paid a total preference dividend of £21,450 (0.001p per preference share) (2003: £18,454 (0.001p per preference share)) to GUS group on the redeemable preference shares issued prior to flotation (see note 23 for further details).

13 Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of Ordinary Shares in issue during the year (2003: during the period from flotation to 31 March 2003). Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the year (2003: during the period from flotation to 31 March 2003). In addition account is taken of any awards made under the RSP and share option schemes which will have a dilutive effect when exercised (full vesting of all outstanding awards is assumed).

	Year to 31 March	
	2004 £m	2003 £m
Profit on ordinary activities after taxation, but before goodwill amortisation and exceptional items	96.6	74.1
Effect of goodwill amortisation (net of attributable taxation)	(6.6)	(6.2)
Effect of exceptional items (net of attributable taxation)	1.5	(15.7)
Profit on ordinary activities after taxation	91.5	52.2

13 Earnings per share continued

The weighted average number of Ordinary Shares as at 31 March 2004 represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the year, excluding Ordinary Shares held in the Burberry Group's ESOTs.

The weighted average number of Ordinary Shares as at 31 March 2003 represents the weighted average number of Burberry Group plc Ordinary Shares in issue at flotation through to 31 March 2003, excluding Ordinary Shares held in the Burberry Group's ESOTs.

	Year to 31 March	
	2004 Million	2003 Million
Weighted average number of Ordinary Shares in issue during the year	495.6	498.1
Dilutive effect of the RSP and share options schemes	10.3	8.1
Diluted weighted average number of Ordinary Shares in issue during the year	505.9	506.2

	Year to 31 March	
Basic earnings per share	2004 Pence	2003 Pence
Basic earnings per share before goodwill amortisation and exceptional items	**19.5**	**14.9**
Effect of goodwill amortisation	(1.3)	(1.2)
Effect of exceptional items	0.3	(3.2)
Basic earnings per share	**18.5**	**10.5**

	Year to 31 March	
Diluted earnings per share	2004 Pence	2003 Pence
Diluted earnings per share before goodwill amortisation and exceptional items	**19.1**	**14.6**
Effect of goodwill amortisation	(1.3)	(1.2)
Effect of exceptional items	0.3	(3.1)
Diluted earnings per share	**18.1**	**10.3**

14 Intangible assets

Cost	Goodwill £m	Trademarks and other intellectual property £m	Total £m
As at 1 April 2003	138.9	1.2	140.1
Effect of foreign exchange rate changes	(5.5)	–	(5.5)
Revaluation – relating to the acquisition of the Korean business	(0.8)	–	(0.8)
As at 31 March 2004	**132.6**	**1.2**	**133.8**
Amortisation			
As at 1 April 2003	16.1	0.3	16.4
Effect of foreign exchange rate changes	(0.9)	–	(0.9)
Charge for the year	6.8	0.1	6.9
As at 31 March 2004	**22.0**	**0.4**	**22.4**
Net book value			
As at 31 March 2004	**110.6**	**0.8**	**111.4**
As at 31 March 2003	122.8	0.9	123.7

During the year to 31 March 2004, fair value adjustments relating to the acquisition of the trade and certain assets of the Burberry business in Korea acquired on 1 July 2002 were finalised. This has resulted in an increase in the valuation of the assets acquired and a subsequent reduction in the initial cost of goodwill recorded at the time of the acquisition.

15 Tangible fixed assets

Cost or valuation	Freehold land and buildings £m	Leasehold land and buildings less than 50 years £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m	Total £m
As at 1 April 2003	91.2	60.2	85.4	1.0	237.8
Effect of foreign exchange rate changes	(7.7)	(5.9)	(3.8)	(0.1)	(17.5)
Additions	0.6	7.4	20.0	1.8	29.8
Reclassifications	–	0.6	0.9	(1.5)	–
Disposals	–	(4.6)	(21.0)	–	(25.6)
As at 31 March 2004	**84.1**	**57.7**	**81.5**	**1.2**	**224.5**
Depreciation					
As at 1 April 2003	13.7	13.8	48.9	–	76.4
Effect of foreign exchange rate changes	(1.1)	(1.6)	(1.9)	–	(4.6)
Provided in year	2.5	5.8	17.3	–	25.6
Impairment charge on certain retail assets	–	1.4	1.4	–	2.8
Disposals	–	(4.5)	(21.0)	–	(25.5)
As at 31 March 2004	**15.1**	**14.9**	**44.7**	**–**	**74.7**
Net book value					
As at 31 March 2004	**69.0**	**42.8**	**36.8**	**1.2**	**149.8**
As at 31 March 2003	77.5	46.4	36.5	1.0	161.4

During the year to 31 March 2004 certain retail assets became impaired and the cost of these assets were written down. The impairment charge was based on a review of the value of the assets in use and was determined in accordance with Financial Reporting Standard 11 "Impairment of fixed assets and goodwill". The discount rate used in these calculations was 15% and applied to the pre-tax cash flows attributable to these assets.

Certain properties were revalued at 31 March 1996 and are included at their valuation at this date less depreciation. Other properties are included at cost. The revaluations performed at 31 March 1996 were carried out by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors, on an open market basis for existing use. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual.

Freehold and leasehold land and buildings held at revalued amount	As at 31 March 2004 £m	As at 31 March 2003 £m
Revalued amount	27.7	29.4
Aggregate depreciation	(5.3)	(5.3)
Net book value	**22.4**	**24.1**

If the revalued assets were stated on the historical cost basis, the amounts would be:

Freehold and leasehold land and buildings at historical cost	As at 31 March 2004 £m	As at 31 March 2003 £m
Historical cost	8.1	8.6
Aggregate depreciation	(4.5)	(5.1)
Net book value based on historical cost	**3.6**	**3.5**

16 Investments

Group

	Interest in own shares		Trade investment cost and net book value £m	Total £m
	Number of Ordinary Shares Million	Net book value £m		
As at 1 April 2003	2.3	3.3	0.1	3.4
Additions	2.7	7.0	–	7.0
Disposals	(0.1)	(0.4)	–	(0.4)
Shares written off (All Employee Share Plan)	–	(1.2)	–	(1.2)
As at 31 March 2004	**4.9**	**8.7**	**0.1**	**8.8**

Company

	Interest in own shares		Group undertakings cost and net book value £m	Total £m
	Number of Ordinary Shares Million	Net book value £m		
As at 1 April 2003	2.3	3.3	968.0	971.3
Effect of foreign exchange rate changes	–	–	0.2	0.2
Additions	2.7	7.0	796.1	803.1
Disposals	(0.1)	(0.4)	–	(0.4)
Shares written off (All Employee Share Plan)	–	(1.2)	–	(1.2)
Write down of investment in Group undertakings	–	–	(717.0)	(717.0)
As at 31 March 2004	**4.9**	**8.7**	**1,047.3**	**1,056.0**

Group and Company

Burberry Group plc's principal subsidiary undertakings are listed on page 77.

The Company purchased 2,700,000 shares in the year to 31 March 2004 (2003: 921,450), for a total cost of £7,002,337 (2003: £2,193,885), to meet its obligations in respect of awards granted during the year to 31 March 2004 under the Burberry Group plc Executive Share Option Scheme 2002. These shares were acquired by the Burberry Group plc ESOP Trust in the open market using funds provided by Burberry Group companies.

As at 31 March 2004 investment in own shares represents the cost of 3,438,949 (2003: 1,413,333) of the Company's Ordinary Shares (nominal value of £1,719 (2003: £707)) which amounts to 0.7% (2003: 0.3%) of the called up share capital. These shares have been acquired by the Burberry Group plc ESOP Trust in the open market using funds provided by Burberry Group companies to meet the share option award obligations arising on the RSP and the share option schemes. In the year to 31 March 2004 the Burberry Group plc ESOP Trust has waived its entitlement to dividends of £167,998 (2003: £16,741).

In addition shares are held by the Burberry Group plc ESOP Trust and the Burberry Group Share Incentive Plan to meet the Company's obligations in respect of awards made under an All Employee Share Plan. The total number of shares held for these purposes at 31 March 2004 is 1,456,524 (2003: 921,450). The cost of these shares has been written off as they have been or will be gifted unconditionally to employees.

The costs of funding and administering the trusts of £0.1m are charged to the profit and loss account of Burberry Limited in the period to which they relate (2003: £0.1m). The market value of all own shares held at 31 March 2004 was £17.5m (2003: £5.5m).

The trade investment represents an investment in Suit Spain S.L, a clothing manufacturing company incorporated in Spain in which Burberry Group holds a 21.5% share of the ordinary share capital. Burberry Group does not exercise any significant influence on the financial and operating decisions of the company.

Company

In the year to 31 March 2004 some of the Burberry Group companies were reorganised resulting in an overall net increase in the cost of investments in subsidiary undertakings held by the Company.

17 Stock

	As at 31 March	
	2004 £m	2003 £m
Raw materials	14.6	13.6
Work in progress	7.6	7.2
Finished goods	67.3	63.0
Total	**89.5**	**83.8**

There is no significant difference between the replacement cost of stock and the amounts shown above, on the basis that stock subject to provisioning would not be replaced, and is therefore excluded from this calculation.

18 Debtors

	Group		Company	
	As at 31 March		As at 31 March	
	2004 £m	2003 £m	2004 £m	2003 £m
Amounts falling due within one year				
Trade debtors	86.1	86.1	–	–
Other debtors	0.9	1.1	–	–
Prepayments and accrued income	12.0	11.3	1.2	–
Corporation tax	2.8	3.4	2.4	2.1
Trading balances owed by GUS group companies	–	0.2	–	–
Amounts receivable from subsidiary companies*	–	–	15.5	15.5
	101.8	102.1	19.1	17.6
Amounts falling due after more than one year				
Other debtors	1.5	0.8	–	–
Deferred tax assets	16.7	18.3	–	–
Corporation tax	0.8	0.8	–	–
Amounts receivable from subsidiary companies*	–	–	648.9	151.6
Total	**120.8**	**122.0**	**668.0**	**169.2**

*Amounts have been reclassified from within one year to after more than one year.

Deferred tax assets	£m
As at 1 April 2003	18.3
Effect of foreign exchange rate changes	(0.5)
Charge to the profit and loss account	(2.3)
Other movements	1.2
As at 31 March 2004	**16.7**

18 Debtors continued

The analysis of the deferred tax assets is shown below:

	As at 31 March	
	2004 £m	2003 £m
Accelerated capital allowances	(0.4)	0.4
Unrealised stock profit and other stock provisions	8.9	8.2
Share schemes	2.9	6.3
Net operating losses	0.3	0.3
Other short term timing differences	5.0	3.1
Undiscounted deferred tax assets	**16.7**	**18.3**

The deferred tax assets recorded in each year arise from timing differences, which are expected to reverse in the foreseeable future.

19 Cash and short term deposits

	Group		Company	
	As at 31 March		As at 31 March	
	2004 £m	2003 £m	2004 £m	2003 £m
Cash	42.6	37.2	0.1	–
Short term deposits (see note 31)	116.1	49.4	–	–
Total	**158.7**	**86.6**	**0.1**	**–**

Short term deposits includes £15.8m as at 31 March 2004 (2003: £nil) deposited with GUS group companies on standard commercial terms. These deposits were repaid in cash on 1 April 2004.

20 Creditors – amounts falling due within one year

	Group		Company	
	As at 31 March		As at 31 March	
	2004 £m	2003 £m	2004 £m	2003 £m
Unsecured:				
Overdrafts (see note 27, 31)	0.8	7.0	–	–
Trade creditors	31.2	26.9	–	–
Trading balances owed to GUS group	6.8	5.1	–	–
Corporation tax (UK and overseas)	19.3	22.1	–	–
Other taxes and social security costs	4.2	4.6	–	–
Other creditors	18.7	18.4	–	–
Accruals and deferred income	65.3	54.5	0.1	0.4
Deferred consideration for acquisitions	–	2.5	–	–
Dividends payable – GUS group	9.9	7.8	9.9	7.8
Dividends payable – other shareholders	5.0	2.2	5.0	2.2
Amounts due to subsidiary companies	–	–	41.3	52.4
Total	**161.2**	**151.1**	**56.3**	**62.8**

Overdrafts as at 31 March 2004 and 2003 represent unpresented cheques.

21 Creditors – amounts falling due after more than one year

	Group		Company	
	As at 31 March		As at 31 March	
	2004 £m	2003 £m	2004 £m	2003 £m
Unsecured:				
Other creditors, accruals and deferred income	3.7	6.0	–	–
Deferred consideration for acquisitions	31.7	29.2	–	–
Amounts due to subsidiary companies	–	–	713.4	98.6
Total	**35.4**	**35.2**	**713.4**	**98.6**

Deferred consideration due after more than one year arises from the acquisitions of two businesses, Burberry (Spain) S.A. and Mercader y Casadevall S.A., and the trade and certain assets of the Burberry business in Korea.

22 Provisions for liabilities and charges

	Pension obligations £m	Property obligations £m	Other £m	Total £m
As at 1 April 2003	0.4	4.0	0.2	4.6
Effect of foreign exchange rate changes	–	(0.2)	–	(0.2)
Utilised in the year	–	(1.4)	–	(1.4)
(Credited)/charged to the profit and loss account	(0.2)	2.1	0.4	2.3
As at 31 March 2004	**0.2**	**4.5**	**0.6**	**5.3**

Information on pension obligations is set out in note 32 and relates to retirement indemnities. Property obligations arise from the portfolio of leasehold obligations which the Group maintains and are expected to be utilised over a three year period. Other provisions primarily relate to amounts payable in respect of redundancies, which are expected to be paid within one year.

23 Called up share capital

Group and Company

Authorised share capital	2004 £m	2003 £m
1,999,999,998,000 (2003: 1,999,999,998,000) Ordinary Shares of 0.05p (2003: 0.05p) each	1,000.0	1,000.0
1,600,000,000 redeemable preference shares of 0.05p each	0.8	0.8
Total	**1,000.8**	**1,000.8**

Allotted, called up and fully paid share capital	Number	£m
Ordinary Shares of 0.05p (2003: 0.05p) each		
As at 1 April 2003	500,000,000	0.3
Allotted on exercise of IPO Option Scheme awards during the year	691,166	–
As at 31 March 2004	**500,691,166**	**0.3**
Redeemable preference shares of 0.05p each		
As at 1 April 2003 and 31 March 2004	**1,600,000,000**	**0.8**
Total called up Ordinary and preference share capital		**1.1**

23 Called up share capital continued

Redeemable preference share capital
Called up redeemable preference shares, which do not carry any voting rights, were issued prior to flotation and are held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six-monthly LIBOR minus 1.0% and to a further dividend equal to the dividend per share paid on the Company's Ordinary Shares once the total dividend on those Ordinary Shares that has been paid in any financial year reaches £100,000 per Ordinary Share.

The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full for their face value together with any dividends accruing up to 14 June 2007.

On a return of capital on winding-up or otherwise (other than on redemption or purchase of shares), the holders of the preference shares shall be entitled to a sum equal to the nominal capital paid up or credited as paid up on the preference shares held by them respectively. This payment will rank in priority to any payment to the holders of any other class of shares.

24 Reserves

Group

	Share premium account £m	Revaluation reserve £m	Capital reserve £m	Other reserve £m	Profit and loss account £m
As at 1 April 2003	122.2	25.2	47.1	704.1	(509.7)
Effect of foreign exchange rate changes	–	(1.7)	(3.4)	–	(18.7)
Share premium arising in the year	2.5	–	–	–	–
Retained profit for the year	–	–	–	–	69.2
Capital reserve reduction on lapse of RSP awards	–	–	(0.8)	–	–
Reclassification of reserves	–	–	–	(704.1)	704.1
As at 31 March 2004	**124.7**	**23.5**	**42.9**	**–**	**244.9**

Company

	Share premium account £m	Other reserve £m	Profit and loss account £m
As at 1 April 2003	122.2	704.1	151.7
Share premium arising in the year	2.5	–	–
Loss for the year	–	–	(27.2)
Reclassification of reserves	–	(704.1)	704.1
As at 31 March 2004	**124.7**	**–**	**828.6**

The other reserve represents the amounts transferred from the share premium account within Burberry Group plc as a result of the capital reduction carried out immediately prior to flotation. This reserve was reclassified as distributable, and included in the profit and loss account reserve, when the creditors of the Company as at the date of the capital reduction were settled in full, on 31 December 2003.

Based upon the market price for the Company's shares at the year end, the expected cumulative impact on Burberry Group's consolidated profit and loss account of the RSP and IPO Option Schemes is a charge of £15.7m (2003: £0.8m) which would be taken direct to reserves. However, as this will be offset by an increase in share capital and share premium, there will be no net impact on Burberry Group's consolidated Shareholders' Funds.

Cumulative goodwill charged to reserves on acquisition before 1 April 1998 is £0.1m (2003: £0.1m).

25 Analysis of movement in net funds

	As at 1 April 2003 £m	Cash flow £m	Exchange movements £m	As at 31 March 2004 £m
Cash balances	37.2	8.6	(3.2)	42.6
Overdrafts	(7.0)	6.2	–	(0.8)
	30.2	14.8	(3.2)	41.8
Liquid resources:				
Short term deposits	49.4	69.2	(2.5)	116.1
Total	**79.6**	**84.0**	**(5.7)**	**157.9**

Liquid resources as at 31 March 2004 and 31 March 2003 comprise short term deposits and cash balances (principally denominated in Sterling, US and Hong Kong dollars) placed with banks, liquidity funds and GUS group companies.

26 Reconciliation of net cash flow to movement in net funds

	Year to 31 March	
	2004 £m	2003 £m
Increase in cash (see note 25)	14.8	3.0
Cash outflow from movement in external borrowings	–	7.9
Cash outflow from movement in liquid resources	53.4	47.3
Cash outflow/(inflow) arising from increase/(decrease) in GUS group balances	15.8	(195.6)
Movement in net funds resulting from cash flows	84.0	(137.4)
Non-cash movements on GUS group balances		
– tax and interest	–	(24.8)
– waiver of balances by GUS group	–	37.6
Exchange movements	(5.7)	(9.4)
Movement in net funds	78.3	(134.0)
Net funds at beginning of year	79.6	213.6
Net funds at end of year (see note 25)	**157.9**	**79.6**

27 Analysis of net funds

	As at 31 March	
	2004 £m	2003 £m
Cash and short term deposits	158.7	86.6
Overdrafts*	(0.8)	(7.0)
Net funds at end of year (see note 25)	**157.9**	**79.6**

*Overdrafts at 31 March 2004 and 2003 represent unpresented cheques.

28 Financial commitments

Burberry Group had annual commitments under non-cancellable operating leases as follows:

	As at 31 March 2004			As at 31 March 2003		
	Land and buildings £m	Other £m	Total £m	Land and buildings £m	Other £m	Total £m
Expiry date:						
Within one year	2.3	0.5	2.8	1.9	–	1.9
Between two and five years	6.7	0.2	6.9	6.3	–	6.3
After five years	12.5	–	12.5	9.4	–	9.4
Total	**21.5**	**0.7**	**22.2**	**17.6**	**–**	**17.6**

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases"), have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the profit and loss account may be materially higher than the financial commitment at the prior year end.

29 Capital commitments

Capital commitments contracted but not provided for by Burberry Group as at 31 March 2004 amounted to £14.2m (2003: £6.9m). Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end.

30 Contingent liabilities

Since 31 March 2003 the following changes to contingent liabilities have occurred:

The claim for £2.4m received from a number of the vendors of the Asian distribution businesses acquired on 31 December 2001 was settled in October 2003. The settlement was fully provided for as at 31 March 2003.

The Group has received a claim from the liquidator of Creation Cent Mille SA ("CCM") a former licensee of Burberry Group, seeking to set aside the termination of the licence agreement between Burberry Limited and CCM. Burberry Group believes this claim is without merit and intends to vigorously defend itself.

The Group was named as one of approximately 100 defendants in a class action in California, US, which alleges that employees' job application processes violated the Californian Labor Code. This action is in the course of being settled for an amount that is not anticipated to be material.

Other contingent liabilities reported at 31 March 2003 remain unchanged and were:

Under the GUS group UK tax payment arrangements, the Group is and will remain jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which sub-contracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

In the year to 31 March 2002, the Group received an invoice for £0.5m in respect of construction works at the Bond Street site from its former lessor. The Burberry Group has notified the other party that it is seeking recovery of certain costs incurred because of the late delivery of the store structure. The Burberry Group has now received a formal claim, for this amount plus interest, and intends to defend its position.

31 Financial risk management

Burberry Group's policies are as follows:

Liquidity and treasury management
Burberry Group's management seeks to reduce financial risk and to ensure that sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. Burberry Group's treasury function does not operate as a profit centre and transacts only in relation to the underlying business requirements.

Currency risk management
Burberry Group's management has monitored the desirability of hedging the profits and net assets of overseas subsidiaries when translated into Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

Burberry Group's profit and loss account is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts.

Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, Burberry Group manages these exposures, by the use of Yen and Euro forward exchange contracts for a period of 12 months in advance. In addition, Burberry Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. The hedging activity involves the use of spot and forward currency instruments.

(a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

	Book and fair value as at 31 March	
	2004 £m	2003 £m
Primary financial instruments held or issued to finance the Group's operations:		
Investment	0.1	0.1
Cash at bank and in hand	42.6	37.2
Short term deposits	116.1	49.4
Total financial assets	**158.8**	**86.7**
Overdrafts	(0.8)	(7.0)
Other financial liabilities	(39.6)	(40.2)
Total financial liabilities	**(40.4)**	**(47.2)**
Total net financial investments	**118.4**	**39.5**

	2004 £m	2003 £m
Derivative financial instruments held to manage the currency profile:		
Forward foreign currency contracts		
– Book value	–	–
– Fair value	3.6	5.5

Fair value methods and assumptions
Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

(i) The fair value of short term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

(ii) The fair value of foreign currency contracts is based on a comparison of the contractual and year end spot exchange rates.

31 Financial risk management continued

(b) Interest rate risk profile

Financial assets
The interest rate risk profile of Burberry Group's financial assets (excluding investments) by currency is as follows:

	Cash at bank and in hand £m	Short term deposits £m	Total £m
As at 31 March 2004			
Sterling	7.0	77.3	84.3
US dollar	20.4	1.2	21.6
Euro	10.4	33.3	43.7
Other currencies	4.8	4.3	9.1
Total	**42.6**	**116.1**	**158.7**
Floating rate assets	41.5	116.1	157.6
Balances for which no interest is paid	1.1	–	1.1
As at 31 March 2003			
Sterling	5.7	21.8	27.5
US dollar	3.7	7.9	11.6
Euro	20.2	14.3	34.5
Other currencies	7.6	5.4	13.0
Total	**37.2**	**49.4**	**86.6**
Floating rate assets	36.3	49.4	85.7
Balances for which no interest is paid	0.9	–	0.9

Floating rate assets earn interest based on the relevant national LIBID equivalents.

Balances for which no interest is paid is made up of Sterling £0.1m (2003: £0.7m), Euros £0.1m (2003: £0.2m) and Hong Kong dollars £0.9m (2003: £nil).

In addition to the above, the investment of £0.1m at 31 March 2004 (2003: £0.1m) meets the definition of a financial asset. No interest is receivable on this Euro denominated financial asset.

31 Financial risk management continued

(b) Interest rate risk profile continued

Financial liabilities

The interest rate risk profile of Burberry Group's financial liabilities by currency as at 31 March is as follows:

	Floating rate financial liabilities £m	Financial liabilities on which no interest is payable £m	Total £m
As at 31 March 2004			
Sterling	1.6	10.0	11.6
US dollar	–	2.4	2.4
Euro	–	26.4	26.4
Total	**1.6**	**38.8**	**40.4**
As at 31 March 2003			
Sterling	3.1	7.2	10.3
US dollar	0.3	2.4	2.7
Euro	4.4	29.6	34.0
Other currencies	–	0.2	0.2
Total	**7.8**	**39.4**	**47.2**

The floating rate financial liabilities as at 31 March 2004 and 2003 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities as at 31 March 2004 and 2003 include preference shares of a total value of £0.8m and overdraft balances at 31 March 2004 of £0.8m (2003: £7.0m). See note 23 for further details regarding the preference shares.

31 Financial risk management continued

(c) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account, except where they hedge an investment in an overseas subsidiary of Burberry Group.

	Net foreign currency monetary assets/(liabilities)				
Functional currency of operation:	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2004					
Sterling	–	0.4	(0.1)	1.8	2.1
US dollar	–	–	(0.3)	–	(0.3)
Euro	–	0.2	–	–	0.2
Other currencies	0.3	–	–	–	0.3
Total	**0.3**	**0.6**	**(0.4)**	**1.8**	**2.3**
As at 31 March 2003					
Sterling	–	(2.2)	29.0	4.7	31.5
US dollar	(0.7)	–	(0.7)	–	(1.4)
Euro	(2.9)	0.1	–	(0.1)	(2.9)
Other currencies	8.0	3.9	(0.1)	–	11.8
Total	**4.4**	**1.8**	**28.2**	**4.6**	**39.0**

(d) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short term trade creditors and accruals as at 31 March, was as follows:

	Debt* £m	Non-equity shares £m	Deferred consideration £m	Other financial liabilities £m	Total £m
As at 31 March 2004					
In one year or less, or on demand	0.8	–	–	2.0	2.8
In more than one year but not more than two years	–	–	21.7	1.8	23.5
In more than two years but not more than five years	–	0.8	10.0	1.7	12.5
In more than five years	–	–	–	1.6	1.6
Total	**0.8**	**0.8**	**31.7**	**7.1**	**40.4**
As at 31 March 2003					
In one year or less, or on demand	7.0	–	2.5	1.3	10.8
In more than one year but not more than two years	–	–	–	1.7	1.7
In more than two years but not more than five years	–	0.8	29.2	3.3	33.3
In more than five years	–	–	–	1.4	1.4
Total	**7.0**	**0.8**	**31.7**	**7.7**	**47.2**

*Debt balances as at 31 March 2004 and 2003 relate to unpresented cheques.

Non-equity shares relate to redeemable preference shares, on which a non-cumulative dividend is paid (see note 23 for further details). All deferred consideration is payable in cash.

Other financial liabilities principally relate to accrued lease liabilities of £2.6m (2003: £2.4m), which are included in other creditors falling due after more than one year, and provisions for certain property obligations of £4.5m (2003: £4.0m), which are included in provisions.

31 Financial risk management continued

(e) Borrowing facilities

A committed unsecured facility of £150m was agreed with GUS plc commencing on 11 July 2002. This facility has been revised during the year to 31 March 2004, with its amount reduced to £75m, and its committed term extended to July 2006.

(f) Hedging

Under Burberry Group's accounting policy (see note 2), the gains and losses on forward foreign currency contracts are deferred and accounted for when the underlying transaction is recognised. There are no material deferred gains or losses as at 31 March 2004 and 2003. Certain gains and losses on such forward foreign currency contracts will be unrecognised in the financial statements and an analysis of these is shown below:

	Unrecognised gains £m	Unrecognised losses £m	Total net unrecognised gains/(losses) £m
Gains and losses on hedges as at 1 April 2003	5.4	(0.2)	5.2
Arising before 1 April 2003 included in current year income	(5.2)	0.2	(5.0)
Arising before 1 April 2003 and not included in current year income	(0.1)	–	(0.1)
Arising during the year and not included in current year income	4.9	(1.4)	3.5
Gains and losses on hedges as at 31 March 2004*	**5.0**	**(1.4)**	**3.6**

*All gains and losses on hedges are expected to be recognised in 2004/05.

32 Post-retirement benefits

(a) Accounting for pension costs

Burberry Group provides post-retirement arrangements for its employees in the UK and its overseas operations which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts. The pension costs charged to the profit and loss account in respect of the main plans were:

	Year to 31 March	
	2004 £m	2003 £m
Defined benefit schemes		
GUS defined benefit scheme UK (including special contribution of £1.5m (2003: £0.5m))	2.3	1.4
Supplemental executive retirement plan US*	0.4	0.4
Defined contribution schemes		
GUS money purchase pension plan UK	0.6	0.5
Burberry money purchase plan US	0.5	0.5
Other Burberry pension schemes**	0.2	0.1
Total pension costs	**4.0**	**2.9**

*These plans in the US are classified as defined benefit schemes under SSAP 24 and FRS 17 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

**Costs have been restated to include the pension costs of other schemes in the prior year that had been previously omitted from this disclosure.

32 Post-retirement benefits continued

(a) Accounting for pension costs continued

Defined benefit schemes

GUS defined benefit scheme UK
Burberry Group companies participate in the GUS defined benefit scheme, which offers benefits based on service and salary at retirement. Currently, Burberry Group is not permitting new entrants to the GUS defined benefit scheme.

The GUS scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds. A full actuarial valuation of the GUS scheme is carried out every three years with interim reviews in the intervening years.

A full actuarial valuation of the GUS defined benefit scheme was carried out at 31 March 2001 by independent, qualified actuaries, Mercer Human Resource Consulting Limited, using the projected unit method. The principal actuarial assumptions used in that valuation for SSAP 24 purposes were as follows:

	Valuation as at 31 March 2001
Valuation rate of interest	
– Pre-retirement	6.0% per annum
– Post-retirement	6.0% per annum
Rate of future earnings growth	4.3% per annum
Pension and inflation increases	2.5% per annum

As at 31 March 2001 the market value of the GUS scheme's assets was £327m. On the above assumptions, this represented 100% of the value of benefits that had accrued to members.

Burberry Group's pension cost represents contributions payable to the GUS defined benefit scheme. Burberry has been contributing 17.9% (2003: 17.9%) in respect of members in the main benefit section. As at 31 March 2004 there were 80 (2003: 90) Burberry Group employees in the scheme and Burberry Group contributions represented approximately 6.1% (2003: 5.6%) of total employer contributions to the scheme.

During the year to 31 March 2004 GUS made a special contribution to the scheme of £30.0m (2003: £10.0m) in order to fund shortfalls disclosed by the interim valuation on the ongoing actuarial assumptions used for funding purposes. Burberry Group's share of this contribution is estimated at £1.5m (2003: £0.5m) and this amount has been charged in the profit and loss account.

Supplemental Executive Retirement Plan US
Rose Marie Bravo and Thomas O'Neill are entitled to these plans as explained in the Report on directors' remuneration and related matters. FRS 17 does not have a material impact on the reported obligation.

Retirement indemnities France
Burberry France S.A. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. The balance sheet provision at 31 March 2004 was £0.2m (2003: £0.4m). FRS 17 does not have a material impact on the reported obligation. There are no assets held by Burberry Group companies in relation to this commitment.

32 Post-retirement benefits continued

(a) Accounting for pension costs continued

Defined contribution schemes

The GUS Money Purchase Pension Plan UK
This scheme was introduced during the year to 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of the GUS scheme are held separately from those of GUS plc in an independently administered fund. As at 31 March 2004, there were no prepayments or arrears in Burberry Group contributions (2003: £nil).

The Burberry Money Purchase Plan US
Burberry Group administers a Money Purchase Plan in the US (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2004 there were no Burberry Group contributions in arrears (2003: £nil).

Burberry Asia Limited Retirement Scheme
Burberry Group administers a Money Purchase Plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2004 there were no Burberry Group contributions in arrears (2003: £nil).

(b) FRS 17 – Retirement benefits

GUS defined benefit scheme UK
Burberry Group participates in the GUS defined benefit scheme along with other GUS group companies. It is not possible to identify Burberry Group's share of the underlying assets and liabilities in the GUS defined benefit scheme on a consistent and reasonable basis. In accordance with FRS 17 the scheme is accounted for as a multi-employer scheme and from 1 April 2002 the defined benefit costs in respect of the GUS defined benefit pension scheme reflect the cash contribution that Burberry Group pays to the scheme.

The principal actuarial assumptions used in the valuation for FRS 17 purposes of the GUS group defined benefit scheme were:

	As at 31 March		
	2004	2003	2002
Rate of inflation	2.8%	2.5%	2.5%
Rate of salary increases	4.6%	4.3%	4.3%
Rate of increase for pensions in payment and deferred pensions	2.8%	2.5%	2.5%
Discount rate	5.5%	5.5%	6.0%

The deficit for the GUS group defined benefit scheme as a whole, on the above basis, was approximately £58m as at 31 March 2004 (2003: £97m), after allowing for the £30m (2003: £10m) special contribution paid in March 2004 and before allowing for deferred tax.

33 Related party transactions

GUS plc and other GUS group companies are related parties of Burberry Group as GUS plc owns the majority shareholding in Burberry Group plc.

(a) Trading transactions and balances arising in the normal course of business

The following sales/purchases and balances have arisen from transactions between Burberry Group and other GUS group companies including: the sale of merchandise and fabrics to GUS Home Shopping Limited in the prior year only, recharges made and the purchase of services from other GUS group companies, all of which are wholly owned subsidiaries of GUS plc.

The services purchased by Burberry Group include treasury and tax management, cash management, insurance and insurance management, pension, human resources, employee benefit administration, telephone network costs, vehicle hire, property advice, marketing services, credit references, distribution and warehouse facilities, and certain internal audit support.

		Sales to/(purchases from) GUS group companies for the year to 31 March	
Related party	**Related party's relationship**	2004 £m	2003 £m
Sales to related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	–	0.3
Purchases from related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	(3.3)	(4.1)

		Amounts due from/(to) GUS group companies as at 31 March	
Related party	**Related party's relationship**	2004 £m	2003 £m
Related party debtors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	–	0.2
Related party creditors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	(6.8)	(5.1)
Total		**(6.8)**	**(4.9)**

(b) Funding transactions and balances arising in the normal course of business

Amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy during the year. A total of £15.8m was deposited with GUS at 31 March 2004 (2003: £nil). These deposits have been made on standard commercial terms and were repaid in cash on 1 April 2004.

In addition forward currency contracts have been undertaken with GUS group companies, which have been subject to Burberry's counterparty risk policy. The fair value at 31 March 2004 of such hedges amounted to £0.4m (2003: £4.3m).

PRINCIPAL SUBSIDIARIES

Company	Country of incorporation	Nature of business
Europe		
Burberry Limited	England and Wales	Luxury goods retailer, wholesaler, manufacturer and licensor
Burberry Italy Retail Limited	England and Wales	Luxury goods retailer
The Scotch House Limited*	England and Wales	Luxury goods brand and licensor
Woodrow-Universal Limited*	England and Wales	Textile manufacturer
Burberry France S.A.	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer and wholesaler
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry (Spain) S.A.	Spain	Luxury goods wholesaler
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Hampstead Properties Inc.	USA	Property company
Burberry Realty, Inc.	USA	Property company
Asia Pacific		
Burberry Asia Limited	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Limited	Australia	Luxury goods retailer and wholesaler
Burberry Korea Limited	Korea	Luxury goods retailer and wholesaler
Burberry (Malaysia) Sdn Bhd	Malaysia	Luxury goods retailer
Burberry Japan KK	Japan	Service company

*Held directly by Burberry Group plc

All principal subsidiary undertakings are wholly owned as at 31 March 2004 and operate principally in the country in which they are incorporated, with the exception of Burberry Italy Retail Limited, which operates principally in Italy. Non-operating intermediate holding and financing companies are excluded from the above.

Burberry Group plc is 65.9% owned by GUS Holdings Limited, a subsidiary of GUS plc, which is registered in England and Wales. The ultimate parent undertaking and controlling party is GUS plc. Copies of GUS plc consolidated financial statements can be obtained from the Company Secretary at GUS plc, One Stanhope Gate, London W1K 1AF.

FIVE YEAR SUMMARY

Turnover by product category	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m	2004 £m
Womenswear	63.4	134.7	165.2	197.9	225.7
Menswear	73.8	142.4	149.4	162.8	190.1
Accessories (including childrens)	50.2	98.0	125.8	169.5	189.0
Other	7.5	6.9	5.3	5.1	4.0
Licence	30.8	45.8	53.5	58.3	67.0
Total	**225.7**	**427.8**	**499.2**	**593.6**	**675.8**

Turnover by destination	£m	£m	£m	£m	£m
Europe	115.5	259.0	286.7	302.7	346.8
North America	62.3	90.9	110.5	140.5	162.4
Asia Pacific	40.8	74.6	100.1	147.0	162.6
Other	7.1	3.3	1.9	3.4	4.0
Total	**225.7**	**427.8**	**499.2**	**593.6**	**675.8**

Turnover by operation	£m	£m	£m	£m	£m
Wholesale	95.8	238.8	288.8	306.9	351.4
Retail	99.1	143.2	156.9	228.4	257.4
Licence	30.8	45.8	53.5	58.3	67.0
Total	**225.7**	**427.8**	**499.2**	**593.6**	**675.8**

Profit by operation	£m	£m	£m	£m	£m
Wholesale and Retail	(6.6)	29.2	42.7	64.3	85.2
Licence	25.1	39.5	47.6	52.4	56.0
EBITA*	**18.5**	**68.7**	**90.3**	**116.7**	**141.2**
Net interest income/(expense)	2.9	5.7	(0.5)	(0.9)	2.2
Foreign currency gain/(loss) on loans with GUS group (pre-flotation)	0.6	6.8	(0.1)	(2.3)	–
Goodwill amortisation	–	(3.6)	(4.9)	(6.4)	(6.8)
Exceptional items	–	2.9	–	(22.0)	2.2
Profit on ordinary activities before taxation	**22.0**	**80.5**	**84.8**	**85.1**	**138.8**
Tax on profit on ordinary activities	(6.6)	(26.1)	(28.3)	(32.9)	(47.3)
Profit on ordinary activities after taxation	**15.4**	**54.4**	**56.5**	**52.2**	**91.5**

Margin analysis	%	%	%	%	%
Gross margin as % of turnover	46.8	47.8	50.3	56.0	57.9
EBITA* as % of turnover	8.2	16.1	18.1	19.7	20.9

*Earnings before interest, taxation, goodwill amortisation and exceptional items.

Pro forma financial information
Pro forma financial information has been extracted from the Listing Particulars of the Company, dated 12 July 2002. The pro forma financial information has been prepared by combining the historical financial information for each of the companies that comprise the Burberry Group. The pro forma information relates to the financial years prior to the flotation of Burberry Group. On flotation the Burberry Group was reorganised and a legal statutory group was formed, as a consequence statutory consolidations have been performed for the years to 31 March 2003 and 2004.

FIVE YEAR SUMMARY CONTINUED

Earnings and dividends	2000 (pro forma) Pence per share	2001 (pro forma) Pence per share	2002 (pro forma) Pence per share	2003 Pence per share	2004 Pence per share
Basic earnings per share	3.1	10.9	11.3	10.5	18.5
Basic earnings per share before goodwill amortisation and exceptional items	3.1	11.2	12.3	14.9	19.5
Diluted earnings per share	3.0	10.8	11.1	10.3	18.1
Diluted earnings per share before goodwill amortisation and exceptional items	3.0	11.1	12.1	14.6	19.1
Dividend per share (post-flotation only)	n/a	n/a	n/a	3.0	4.5
Dividend cover*	n/a	n/a	n/a	5.0	4.3

*Based on profit after taxation before goodwill amortisation and exceptional items.

Balance sheet	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m	2004 £m
Fixed assets, investment and other intangible assets	57.5	101.0	125.4	162.4	150.7
Working capital (excluding cash and borrowings)	42.7	76.1	87.7	73.8	63.8
Other long term liabilities	(14.2)	(9.1)	(3.9)	(10.6)	(9.0)
Net operating assets	**86.0**	**168.0**	**209.2**	**225.6**	**205.5**
Goodwill	–	89.2	94.9	122.8	110.6
Deferred consideration for acquisitions	–	(12.9)	(22.5)	(31.7)	(31.7)
Cash at bank, net of overdraft and borrowings	12.3	5.4	21.3	79.6	157.9
Investment in own shares	–	–	–	3.3	8.7
Taxation (including deferred taxation)	0.1	(10.0)	(20.5)	0.4	1.0
Dividends payable	–	–	–	(10.0)	(14.9)
Net assets	**98.4**	**239.7**	**282.4**	**390.0**	**437.1**

Cash flow	2000 (pro forma) £m	2001 (pro forma) £m	2002 (pro forma) £m	2003 £m	2004 £m
Operating profit before goodwill amortisation and exceptional items	18.5	68.7	90.3	116.7	141.2
Depreciation, impairment and trademark amortisation charges	5.6	11.1	14.0	19.0	28.5
Loss on disposal of fixed assets and non-cash charges	0.2	–	0.2	1.5	1.7
(Increase)/decrease in stocks	(0.4)	(11.9)	(7.0)	5.2	(7.5)
Increase in debtors	(0.5)	(1.0)	(5.2)	(2.4)	(1.5)
Increase/(decrease) in creditors	4.3	22.2	(2.2)	25.0	23.2
Net cash inflow from operating activities before capital expenditure and financial investment	27.7	89.1	90.1	165.0	185.6
Purchase of tangible and intangible fixed assets	(6.8)	(39.3)	(39.4)	(55.7)	(28.8)
Sale of tangible fixed assets	0.2	19.1	0.5	0.2	–
Purchase of own shares	–	–	–	(4.5)	(7.0)
Sale of own shares by ESOP	–	–	–	–	0.4
Net cash inflow from operating activities	**21.1**	**68.9**	**51.2**	**105.0**	**150.2**

SHAREHOLDER INFORMATION

Registrar
Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information
The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet
A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available on the Company's website (www.burberry.com).

Financial calendar

First quarter trading update	19 July 2004
Annual General Meeting	20 July 2004
Final dividend record date	23 July 2004
Final dividend to be paid	4 August 2004
First half trading update	October 2004
Preliminary announcement of interim results	16 November 2004
Third quarter trading update	January 2005
Second half trading update	April 2005
Preliminary announcement of annual results	May 2005

Registered office
Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000



GUS plc Annual General Meeting 2004
Admission Pass

GUS

Please bring this pass with you to the Annual General Meeting as it will assist the admission check-in arrangements. On arrival, please hand it to one of the Company's officials who will be on duty. If you appoint a proxy, it is not necessary to hand this pass to your proxy.

GUS plc
Registered in England and Wales No: 146575
Registered Office:
One Stanhope Gate
London
W1K 1AF

GUS plc Annual General Meeting 2004
Form of Proxy

GUS

I/We, the undersigned, whose full name(s) and address is/are set out above, being a member/members of the above-named Company, hereby appoint the Chairman of the Meeting or [ ] (See Note 2)

as my/our proxy to attend and, on a poll, to vote as indicated below (and at his/her discretion in respect of any other matters arising) at the Annual General Meeting of the Company to be held on Wednesday, 21 July 2004 and at any adjournment thereof:

Resolutions	For	Against
1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2004, together with the report of the auditors	☐	☐
2. To approve the report on directors' remuneration and related matters contained in the financial statements and reports for the year ended 31 March 2004	☐	☐
3. To declare a final dividend on the Ordinary shares	☐	☐
4. To re-elect Andy Hornby as a director	☐	☐
5. To re-elect Sir Victor Blank as a director	☐	☐
6. To re-elect Sir Alan Rudge as a director	☐	☐
7. To re-elect Alan Smart as a director	☐	☐
8. To re-elect David Tyler as a director	☐	☐
9. To re-appoint PricewaterhouseCoopers LLP as auditors	☐	☐
10. *To authorise the directors to fix the remuneration of the auditors*	☐	☐
11. *To renew the authority to make market purchases of Ordinary shares*	☐	☐
12. *To renew the authority to allot shares*	☐	☐
13. To disapply the statutory pre-emption rights	☐	☐

Signature(s) [ ] Date [ ]

Notes to the appointment of a proxy

1. Please indicate in the box provided how you wish your vote to be cast on a poll in respect of each of the Resolutions set out above; otherwise, the proxy will vote or abstain at his/her discretion. If you are using this form: IT WOULD BE HELPFUL IF YOU COULD COMPLETE THE APPROPRIATE BOXES IN BLACK INK AS FOLLOWS: ■
2. You are entitled to appoint a proxy or proxies of your choice. A proxy need not be a member of the Company. If you wish to appoint such a person, please delete the words "the Chairman of the Meeting or", initial the alteration (if you are using this form) and PRINT the name of the person you wish to appoint in the box provided.
3. Where the member is a corporation, this form must be executed as a deed or under its common seal or under the hand of an officer or other person so authorised.
4. In the case of joint holders, only one need sign this form, but the name(s) of the other joint holder(s) must be shown. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). Seniority will be determined by the order in which the names of the holders appear in the Register of Members in respect of the joint holding.
5. To be valid, this form (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) must be received at the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BB not later than 48 hours before the time appointed for holding the Meeting. The completion and return of this form will not preclude members entitled to attend and vote at the Meeting (or at any adjournment of the Meeting) from doing so in person if they so wish. Alternatively, you may appoint a proxy electronically – for further information, please see Notes 4 and 5 of the Notice of Meeting.

0037-013-8

Reference Number | Card ID | Account Number

AGM location



MARBLE ARCH
Marble Arch
OXFORD STREET
Bond Street
DUKE STREET
GROSVENOR
UPPER BROOK ST
BROOK GATE
SQUARE
SOUTH AUDLEY ST
PARK LANE
MOUNT STREET
HYDE PARK
MAYFAIR

GUS

Annual General Meeting
Wednesday, 21 July 2004 at 11.30am
Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW
Note The entrance is on Duke Street

BUSINESS REPLY SERVICE
Licence No. SEA 7149

1

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6BB

GUS plc Annual General Meeting 2004
Admission Pass

GUS

Please bring this pass with you to the Annual General Meeting as it will assist the admission check-in arrangements. On arrival, please hand it to one of the Company's officials who will be on duty. If you appoint a proxy, it is not necessary to hand this pass to your proxy.

GUS plc
Registered in England and Wales No: 146575
Registered Office:
One Stanhope Gate
London
W1K 1AF

GUS plc Annual General Meeting 2004
Form of Proxy

GUS

I/We, the undersigned, whose full name(s) and address is/are set out above, being a member/members of the above-named Company, hereby appoint the Chairman of the Meeting or [ ] (See Note 2)

as my/our proxy to attend and, on a poll, to vote as indicated below (and at his/her discretion in respect of any other matters arising) at the Annual General Meeting of the Company to be held on Wednesday, 21 July 2004 and at any adjournment thereof:

Resolutions	For	Against
1. To receive the report of the directors and the financial statements of the Company for the year ended 31 March 2004, together with the report of the auditors	☐	☐
2. To approve the report on directors' remuneration and related matters contained in the financial statements and reports for the year ended 31 March 2004	☐	☐
3. To declare a final dividend on the Ordinary shares	☐	☐
4. To re-elect Andy Hornby as a director	☐	☐
5. To re-elect Sir Victor Blank as a director	☐	☐
6. To re-elect Sir Alan Rudge as a director	☐	☐
7. To re-elect Alan Smart as a director	☐	☐
8. To re-elect David Tyler as a director	☐	☐
9. To re-appoint PricewaterhouseCoopers LLP as auditors	☐	☐
10. To authorise the directors to fix the remuneration of the auditors	☐	☐
11. To renew the authority to make market purchases of Ordinary shares	☐	☐
12. To renew the authority to allot shares	☐	☐
13. To disapply the statutory pre-emption rights	☐	☐

Signature(s) [ ] Date [ ]

Notes to the appointment of a proxy

1. Please indicate in the box provided how you wish your vote to be cast on a poll in respect of each of the Resolutions set out above; otherwise, the proxy will vote or abstain at his/her discretion. If you are using this form: IT WOULD BE HELPFUL IF YOU COULD COMPLETE THE APPROPRIATE BOXES IN BLACK INK AS FOLLOWS: ■
2. You are entitled to appoint a proxy or proxies of your choice. A proxy need not be a member of the Company. If you wish to appoint such a person, please delete the words "the Chairman of the Meeting or", initial the alteration (if you are using this form) and PRINT the name of the person you wish to appoint in the box provided.
3. Where the member is a corporation, this form must be executed as a deed or under its common seal or under the hand of an officer or other person so authorised.
4. In the case of joint holders, only one need sign this form, but the name(s) of the other joint holder(s) must be shown. The vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). Seniority will be determined by the order in which the names of the holders appear in the Register of Members in respect of the joint holding.
5. To be valid, this form (together, if appropriate, with the power of attorney or other written authority under which it is signed or an office copy or a certified copy of such power or authority) must be received at the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6BB not later than 48 hours before the time appointed for holding the Meeting. The completion and return of this form will not preclude members entitled to attend and vote at the Meeting (or at any adjournment of the Meeting) from doing so in person if they so wish. Alternatively, you may appoint a proxy electronically – for further information, please see Notes 4 and 5 of the Notice of Meeting.

0037-013-8

Reference Number | Card ID | Account Number

AGM location



MARBLE ARCH
Marble Arch
OXFORD STREET
Bond Street
DUKE STREET
GROSVENOR
UPPER BROOK ST
SQUARE
BROOK GATE
PARK LANE
SOUTH AUDLEY ST
MOUNT STREET
HYDE PARK
MAYFAIR

BUSINESS REPLY SERVICE
Licence No. SEA 7149

GUS

Annual General Meeting
Wednesday, 21 July 2004 at 11.30am
Marriott Grosvenor Square, Grosvenor Square, London W1A 4AW
Note The entrance is on Duke Street

1

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6BB